Form 10-K405, Exhibit 13
period 1996-12-31
NCR CORP
filed 1997-03-19
CIK 70866

                                                               EXHIBIT 13

FINANCIAL CONTENTS

30. Selected Financial Data
31. Management's Discussion and Analysis
36. Report of Management
36. Report of Independent Accountants
37. Consolidated Statements of Operations
38. Consolidated Balance Sheets
39. Consolidated Statements of Cash Flows
40. Consolidated Statements of Changes in Shareholders' Equity
41. Notes to Consolidated Financial Statements

SELECTED FINANCIAL DATA
Dollars in millions,
except per share amounts


                                                                                         YEARS ENDED DECEMBER 31
                                                                     -----------------------------------------------------------
                                                                       1996        1995          1994        1993         1992
--------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Revenues(1)                                                          $  6,963    $  8,162     $  8,461    $  7,265    $  7,139
Operating expenses(2)
  Cost of revenues                                                      4,997       7,316        5,894       4,839       4,378
  Selling, general, and administrative expenses                         1,458       2,632        2,169       2,136       1,938
  Research and development expenses                                       378         585          500         571         568
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                             130      (2,371)        (102)       (281)        255
Interest expense                                                           56          90           44          41          77
Other (income), net                                                       (36)        (45)        (130)        (42)        (77)
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and
  cumulative effects of accounting changes                                110      (2,416)         (16)       (280)        255
Income tax expense (benefit)                                              219        (136)         187         138         157
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effects of accounting changes            (109)     (2,280)        (203)       (418)         98
Cumulative effects of accounting changes(3)                                --          --           --        (869)         --
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                    $   (109)   $ (2,280)    $   (203)   $ (1,287)   $     98
================================================================================================================================
Net loss per common share                                            $  (1.07)   $ (22.49)
================================================================================================================================
FINANCIAL POSITION AND OTHER DATA
Cash and short-term investments                                      $  1,203    $    338     $    661    $    343    $    436
Accounts receivable, net                                                1,457       1,908        1,860       1,288       1,228
Inventories                                                               439         621          952         781         620
Rental equipment and service parts, net                                   277         258          228         227         256
Property, plant, and equipment, net                                       930         957        1,234       1,143       1,026
Total assets                                                            5,280       5,256        5,836       4,664       4,565
Short-term borrowings                                                      28          45           73          40         118
Long-term debt                                                             48         330          642         115         142
Shareholders' equity                                                    1,396         358        1,690       1,032       1,831

Headcount (employees and contractors)                                  38,600      41,100       50,000      52,500      53,800


(1) The majority of the decrease in revenues for the year ended December 31, 1996 is due to NCR's decision in September 1995 to discontinue selling personal computers through high-volume indirect channels.

(2) Operating expenses include restructuring and other charges of $(55), $1,649, and $219 in 1996, 1995, and 1993, respectively. (See Note 4 of Notes to Consolidated Financial Statements.)

(3) The cumulative effects of accounting changes in 1993 of $869 were for postretirement benefits, postemployment benefits, and income taxes.

The consolidated financial data for each of the years ended 1996, 1995, 1994, and 1993 are derived from NCR's audited consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW
Effective December 31, 1996, AT&T Corporation (AT&T) distributed to its shareholders all of its interest in NCR on the basis of one share of NCR common stock for each 16 shares of AT&T common stock (the Distribution). The Distribution resulted in 101.4 million shares of NCR common stock outstanding as of December 31, 1996. NCR common stock is listed on the NYSE and trades under the symbol "NCR." From September 19, 1991 to the date of Distribution, NCR was a wholly owned subsidiary of AT&T; previously NCR was a publicly traded company.

         NCR's consolidated financial statements reflect the results of operations, financial position, changes in shareholders' equity, and cash flows of NCR as if NCR was a separate stand-alone entity for all periods presented. The consolidated financial statements of NCR have been derived from the financial statements of AT&T using the historical results of operations, assets, and liabilities of the businesses operated by NCR. Management believes the assumptions underlying NCR's financial statements are reasonable. There can be no assurances that the financial information included herein would be the same if NCR had operated as a separate stand-alone entity during the periods presented.

RESTRUCTURING
In September 1995, NCR implemented a restructuring plan based on five key principles: focus, accountability, expense level reduction, process improvements, and a sense of urgency. A key component of the recovery strategy was to focus on NCR's areas of strength. As part of this increased focus, NCR decided to exit the PC manufacturing business and to no longer sell PC/entry level server products through high-volume indirect channels. NCR reduced the number of industries for which detailed industry solutions were offered, focusing on three industries (retail, financial, and communications) rather than six. In addition, NCR's plan to reduce expenses resulted in the separation of 8,500 employees and contractors worldwide. This headcount reduction was substantially completed by December 31, 1996. Operating expenses in 1995 included restructuring and other charges of $1,649 million, and operating expenses in 1996 included a release of restructuring reserves of $55 million. (See Note 4 of Notes to Consolidated Financial Statements.)

         The business restructuring and turnaround strategy implemented in 1995 significantly contributed to the increase in operating income in 1996. Gross margins improved by 6.3 percentage points of revenue and operating expenses declined by $619 million (both before the effects of restructuring in 1996 and 1995). Cash flows from operations improved by $1,192 million in 1996.

RESULTS OF OPERATIONS
The following table displays NCR's revenues by product line. The Other category includes businesses sold and other products and services not directly associated with a product line.


                                            YEARS ENDED DECEMBER 31
                             ----------------------------------------------------------
                                        % INCREASE/               % INCREASE/
DOLLARS IN MILLIONS           1996       (DECREASE)     1995       (DECREASE)      1994
---------------------------------------------------------------------------------------
Retail products              $  428          1         $  424         --         $  422
Financial products            1,007         (2)         1,026         (1)         1,037
Computer products             1,398         30          1,078        (12)         1,219
PC/entry level
  server products               503        (71)         1,724          5          1,649
Systemedia products             551         (5)           577          4            553
Customer support
  services                    2,238          3          2,174          5          2,074
Professional services           616         (3)           638         10            578
Data services                   123        (26)           167        (19)           206
Other                            99        (72)           354        (51)           723
---------------------------------------------------------------------------------------
Total                        $6,963        (15)        $8,162         (4)        $8,461
=======================================================================================


The following table displays selected components of NCR's consolidated statements of operations, expressed as a percentage of revenue. The years ended December 31, 1996 and 1995, as adjusted, exclude the effects of restructuring and other charges:

                                             YEARS ENDED DECEMBER 31
                                  --------------------------------------------
                                   1996     1995     1996    1995     1994
------------------------------------------------------------------------------
                                   (AS ADJUSTED)          (AS REPORTED)
Sales revenue                      56.7%    63.0%    56.7%   63.0%    65.3%
Services revenue                   43.3     37.0     43.3    37.0     34.7
------------------------------------------------------------------------------
Total revenue                     100.0%   100.0%   100.0%  100.0%   100.0%
==============================================================================
Sales gross margin                 30.6%    20.9%    30.3%    8.5%    32.4%
Services gross margin              24.8     23.2     25.6    13.5     26.5
------------------------------------------------------------------------------
         Total gross margin        28.1     21.8     28.2    10.4     30.3
Selling, general, and
         administrative expenses   21.4     24.7     20.9    32.2     25.6
Research and development
         expenses                   5.6      5.9      5.4     7.2      5.9
------------------------------------------------------------------------------
Operating income (loss)             1.1%    (8.8)%    1.9%  (29.0)%   (1.2)%
==============================================================================

REVENUE
Total revenues decreased 15% from 1995 to 1996, principally due to NCR's decision to no longer sell PC/entry level server products through high-volume indirect channels. When PC/entry level server products and businesses sold are excluded from both years, revenues in NCR's core set of businesses increased by 1% in 1996. When adjusted for the unfavorable impact of year-to-year changes in foreign currency exchange rates (particularly the Japanese yen) revenues in core businesses increased by 3%.

         Total revenues decreased by 4% from 1994 to 1995. In 1994, an additional month of international revenues was reported in order to align international organizations with the United States fiscal calendar, and in the first quarter of 1995 NCR's microelectronics business was sold. When both periods are adjusted for these factors, 1995 revenues increased by 3%. Fluctuations in foreign exchange rates did not have a significant impact on the 1995 to 1994 comparison.


                                    [graph]

                        RETAIL PRODUCTS

                        1996...............$428 million
                        1995...............$424 million
                        For legend see p.15

         Revenues from retail products increased 1% in 1996, following flat revenues in 1995. Gains in revenues from retail scanner products more than offset a decline in revenue from retail terminals in 1996, driven principally by softness in the Europe/Middle East/Africa region. In 1995, increased revenues from retail bar code scanner products to customers in the Europe/Middle East/Africa and Asia/Pacific geographic regions offset declines in the United States.


                                    [graph]

                        FINANCIAL PRODUCTS

                        1996...............$1,007 million
                        1995...............$1,026 million
                        For legend see p.15

         Revenues from financial products decreased 2% in 1996, following a decrease of 1% in 1995. In 1996, very significant increases in ATM demand in the United States were offset by declines in the Europe/Middle East/Africa and Asia/Pacific geographic regions. These declines were primarily due to general softness in the European banking and financial services markets, and a transition in NCR's product offerings in Japan. In 1995, declines in ATM revenues, principally in the United States, were offset by increases in sales to customers in international geographic regions.


                                    [graph]

                        COMPUTER PRODUCTS

                        1996...............$1,398 million
                        1995...............$1,078 million
                        For legend see p.15

         Revenues from computer products increased 30% in 1996 compared to a decrease of 12% in 1995. This increase in 1996 was driven principally by growth in sales of NCR's WorldMark(TM) product line. All geographic regions reported growth in the year-to-year comparisons as NCR continued to focus on high-end computer systems for scalable data warehousing and high availability transaction processing, areas in which NCR is a market leader. In 1995, the decrease in revenues was primarily attributable to a decline in large server revenues in the United States, resulting from a delay in transitioning customers from the 3600 product line to the new WorldMark products.

         Revenues from PC/entry level server products decreased 71% in 1996, following an increase of 5% in 1995. The decrease in 1996 was primarily due to NCR's decision to no longer sell these products through high-volume indirect channels. NCR continues to offer its customers PC/entry level server products sourced from third parties as part of overall solution sales.


                                    [graph]

                        SYSTEMEDIA PRODUCTS

                        1996...............$551 million
                        1995...............$577 million
                        For legend see p.15

         Sales of systemedia products decreased 5% in 1996, compared to an increase of 4% in 1995. In 1996, the decrease was largely attributable to the unfavorable impact of the strengthening of the U.S. dollar, a decline in paper prices, and the sale of certain international businesses. The increase in 1995 was primarily attributable to increases in sales of custom paper rolls in markets outside of the United States and in sales of stock and fax paper products and thermal transfer ribbons in the United States.


                                    [graph]

                        SERVICES

                        1996...............$2,977 million
                        1995...............$2,979 million
                        For legend see p.15

         Revenues from the services businesses were flat in 1996, following an increase of 4% in 1995. In 1996, the 3% growth in revenues from customer support services was primarily due to new service offerings and continued expansion of multivendor services. This increase was offset by a decline of 26% in data services revenue due principally to NCR's sale of its data services business in Switzerland at the beginning of 1996. Revenues from professional services decreased 3% in 1996, reflecting the continued focus on scalable data warehousing and high availability transaction processing solutions and the phaseout of certain general consulting offerings. In 1995, the 4% increase in total services revenue was driven by a 10% increase in professional services revenues resulting from new service offerings, including information technology consulting, networking, scalable data warehousing, and project management services. Prior to 1995, professional services offerings were focused more intensively on software implementation and support, while in 1995 the focus shifted to information technology consulting services. Customer support services growth of 5% also contributed to the total services revenue increase in 1995. This growth was primarily due to NCR's increased focus on nontraditional hardware maintenance services, including multivendor services, implementation and installation services, software services, and parts and cabling. The decline in data services revenues in 1995 was principally due to a shrinking customer base for these offerings.

OPERATING EXPENSES
The effects of restructuring and other charges in 1996 and 1995 have been excluded from the discussion of operating expenses below. (See As Adjusted columns in previous table.) The pre-tax total of restructuring reserve releases of $55 million for 1996 was recorded as a $12 million increase to cost of sales, with corresponding decreases of $24 million, $31 million, and $12 million to cost of services, selling, general, and administrative expenses, and research and development expenses, respectively. The pre-tax total of restructuring and other charges of $1,649 million for 1995 was recorded as $636 million cost of sales, $294 million cost of services, $616 million selling, general, and administrative expenses, and $103 million research and development expenses.

         Gross margin as a percentage of revenue increased 6.3 percentage points in 1996, compared to a gross margin decline of 8.5 percentage points in 1995. The gross margin improvement in 1996 consisted of a 9.7 percentage point improvement in sales gross margin, and a 1.6 percentage point improvement in services gross margin. The increase in sales gross margins in 1996 reflects improvements in margins in all NCR products and a change in product mix, as revenues from lower-margin PC/entry level server products as a percentage of total sales revenues declined. The increase in services gross margins reflects improvements in the margins on all NCR services. The gross margin decline of 8.5 percentage points in 1995 was due to lower margins on both sales and services. Sales gross margins in 1995 declined due to lower margins on certain products and a higher mix of PC/entry level server products, which carried lower gross margins than other products offered by NCR. These lower gross margins on PC/entry level server products were largely due to competitive pricing pressures and market price erosion in excess of cost reductions. Services gross margins in 1995 were impacted by the utilization of higher-cost external contractors to assist in the delivery of new service offerings.

         Selling, general, and administrative expenses decreased $527 million or 26% in 1996, compared with a decrease of $153 million or 7% in 1995. As a percentage of revenue, selling, general, and administrative expenses were 21.4% in 1996 and 24.7% in 1995. The decrease in 1996 was primarily the result of NCR's business restructuring. Specifically, the restructuring included a focus on providing detailed industry solutions to the retail, financial, and communications industries, general cost reductions, and the decision to no longer sell PC/entry level servers through high-volume indirect channels. In addition, the amount of general corporate overhead costs allocated to NCR by AT&T decreased approximately $88 million in 1996. This decrease was due to the fact that NCR began to manage certain corporate and administrative functions in 1996 which were previously provided substantially by AT&T, including corporate public relations activities, certain human resource functions, financial functions and systems architecture, and brand advertising. The 1995 decrease reflects reduced selling expenses due to the reduction of expenses from the sale of the microelectronics components business in 1995, the sale of the Applied Digital Data Systems terminal business during 1994, and the benefits realized in the fourth quarter of 1995 from the implementation of restructuring plans.

         Research and development expenses decreased $92 million or 19% in 1996, compared with a decrease of $18 million or 4% in 1995. As a percentage of revenue, research and development expenses were 5.6% in 1996 and 5.9% in 1995. The decrease in 1996 was primarily attributable to NCR's decision to no longer develop and manufacture PCs. In addition, research and development expenses decreased due to the consolidation and elimination of redundant engineering activities and due to a focus of research and development efforts on specific targeted industries using common platforms and technologies. The 1995 decrease in spending was primarily attributable to the sale of the microelectronics components business, which more than offset the increase in research and development for computer products and services offerings. NCR plans to continue to invest in research and development at levels that are consistent with its business strategies, taking into account assessments of the levels of investment in new technologies and markets being made by competitors throughout the industries in which NCR competes.

INCOME (LOSS) BEFORE INCOME TAXES
NCR reported operating income of $75 million (excluding a restructuring reserve release of $55 million) in 1996 compared with operating losses of $722 million (excluding restructuring and other charges of $1,649 million) in 1995 and $102 million in 1994.

         Interest expense was $56 million in 1996, $90 million in 1995, and $44 million in 1994. Interest expense includes amounts charged by AT&T on interest-bearing cash advances, which were contributed to NCR by AT&T and included in shareholder's net investment.

         Other income, net, was $36 million in 1996, $45 million in 1995, and $130 million in 1994. The 1995 amount includes a gain on sale of NCR's microelectronics components business of $51 million. In 1994, NCR sold certain real estate, principally in Hong Kong and Tokyo, which resulted in gains of $110 million.

         NCR reported income before taxes of $55 million (excluding a restructuring reserve release of $55 million) in 1996 compared with losses before taxes of $767 million (excluding restructuring and other charges of $1,649 million) in 1995 and $16 million in 1994.

NET INCOME (LOSS)
The provision for income taxes was $219 million in 1996, a benefit of $136 million in 1995, and a provision of $187 million in 1994. NCR's tax provision in 1996 and 1994 results from a normal provision for income taxes in those foreign tax jurisdictions where its subsidiaries are profitable, and an inability on a stand-alone basis to reflect tax benefits from net operating losses and tax credits, primarily in the United States. In addition, the 1996 tax provision includes an adjustment of $82 million related to international restructuring tax benefits that were originally recorded in 1995 and determined not to be realizable in 1996 as a result of utilization of a larger amount of the overall restructuring reserve within the United States. The benefit of $136 million in 1995 was primarily attributable to foreign operating losses largely resulting from the 1995 restructuring charges incurred in those foreign subsidiaries that have been historically profitable, and an inability on a stand-alone basis to reflect tax benefits from net operating losses and tax credits in the United States.

         Net losses were $109 million in 1996, $2,280 million in 1995, and $203 million in 1994. The net loss in 1996 includes an unfavorable impact from restructuring of $27 million ($55 million pre-tax benefit). The net loss in 1995 includes restructuring and other charges of $1,415 million ($1,649 million pre-tax).

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES
NCR's cash, cash equivalents, and short-term investments totaled $1,203 million at December 31, 1996 compared with $338 million at December 31, 1995 and $661 million at December 31, 1994.

         NCR generated cash flows from operations of $368 million in 1996 while using cash flows in operations of $824 million and $613 million during 1995 and 1994, respectively. This increase of $1,192 million in 1996 was primarily attributable to improvements in NCR's reported operating results and significant declines in accounts receivable and inventories, partially offset by cash payments for restructuring of $518 million. Receivable balances decreased $451 million from December 31, 1995 to December 31, 1996, due largely to NCR's decision to no longer sell PC/entry level servers through high-volume indirect channels, a reduction in receivable balances due to the sale of the Switzerland data services business, and overall improvements in receivables management. Inventory balances decreased $182 million from year-end 1995 to year-end 1996 resulting from exiting the PC manufacturing business, overall improved supply line management, and an increased focus on inventory management practices.

         Net cash flows used in investing activities were $395 million, $11 million, and $477 million in 1996, 1995, and 1994, respectively. These net cash flows represent investments in the business (principally capital expenditures), offset by proceeds from sales of NCR assets. The $11 million of net investing activities in 1995 included proceeds of $338 million from the sale of the microelectronics components business. The $477 million of net investing activities in 1994 included proceeds of $260 million from real estate sales in Tokyo and Hong Kong and the sale of various non-core businesses. Capital expenditures, the largest component of investing activities, were $423 million, $498 million, and $624 million for the years ended 1996, 1995, and 1994, respectively. Capital expenditures generally relate to expenditures for reworkable parts used to service customer equipment, expenditures for equipment and facilities used in manufacturing and research and development, and expenditures for facilities to support sales and marketing activities.

         Net cash provided by financing activities was $895 million, $696 million, and $1,330 million for the years ended 1996, 1995, and 1994, respectively. NCR historically has relied on AT&T to provide financing for its operations. The cash flows reflected as transfers from AT&T in the consolidated statements of cash flows represent capital infusions that were used to fund the ongoing operations and have been recorded in the consolidated financial statements as an adjustment to shareholder's net investment. Net cash transfers from AT&T were $1,194 million, $1,034 million, and $770 million in 1996, 1995, and 1994, respectively. In addition, $537 million of third-party debt was issued in 1994, of which $312 million was repaid in 1995 and the remainder was repaid in 1996. Prior to the date of Distribution, AT&T made decisions regarding NCR's financing activities including cash management and debt structure.


         In order to meet its working capital needs, NCR entered into a five-year, unsecured revolving credit facility with a syndicate of commercial banks and financial institutions. The credit facility provides that NCR may borrow from time to time on a revolving credit basis an aggregate principal amount of up to $600 million. NCR expects to be able to use the available funds at any time for capital expenditure needs, repayment of existing debt obligations, working capital, and general corporate purposes. The credit facility will initially mature within five years from the date of closing and contains certain representations and warranties, conditions, affirmative, negative and financial covenants, and events of default customary for such a facility. Interest rates charged on borrowings outstanding under the credit facility are based on market rates. In addition, a portion of the credit facility is available for the issuance of letters of credit as required by NCR. No amounts were outstanding under the facility as of December 31, 1996.

         NCR believes that cash flows from operations, the credit facility, and other short- and long-term debt financings, if any, will be sufficient to satisfy its future working capital, research and development, capital expenditure, and other financing requirements for the foreseeable future.

FACTORS THAT MAY AFFECT FUTURE RESULTS
Management's Discussion and Analysis and other parts of this Annual Report contain information based on management's beliefs and forward-looking statements that involve a number of risks, uncertainties, and assumptions. There can be no assurances that actual results will not differ materially from the forward-looking statements as a result of various factors, including but not limited to the following:

         The markets for many of NCR's offerings are characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. NCR's operating results will depend to a significant extent on its ability to design, develop, or otherwise obtain and introduce new products, services, systems, and solutions and to reduce the costs of these offerings. The success of these and other new offerings is dependent on many factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of NCR's competitors, and market acceptance. The ability to successfully introduce new products and services could have an impact on future results of operations.

         Due to NCR's focus on providing complex integrated solutions to customers, NCR frequently relies on third parties to provide significant elements of NCR's offerings, which must be integrated with the elements provided by NCR. NCR has from time to time formed alliances with third parties that have complementary products, services, and skills. These business practices often require NCR to rely on the performance and capabilities of third parties which are beyond NCR's control.

         A number of NCR's products and systems rely primarily on specific suppliers for microprocessors, operating systems, and other central components. The failure of any of these technologies to remain competitive, either individually or as part of a system or solution, or the failure of these providers to continue such technologies, could impact future operating results.

         NCR also uses many standard parts and components in its products and believes there are a number of competent vendors for most parts and components. However, a number of important components are developed by and purchased from single sources due to price, quality, technology, or other considerations. In some cases, those components are available only from single sources. The process of substituting a new producer of such parts could impact NCR's results of operations.

         NCR faces significant competition in all geographic areas where it operates. Its markets are characterized by continuous, rapid technological change, the need to introduce products in a timely manner in order to take advantage of market opportunities, short product life cycles, frequent product performance improvements, and price reductions. The significant competition in the information technology industry has decreased gross margins for many companies in recent years and could continue to do so in the future. Future operating results will depend in part on NCR's ability to mitigate such margin pressure by maintaining a favorable mix of systems, solutions, services, and other revenues and by achieving component cost reductions and operating efficiencies.

         NCR's sales are historically seasonal, with revenue higher in the fourth quarter of each year. Consequently, during the three quarters ending in March, June, and September, NCR has historically experienced less favorable results than in the quarter ending in December. Such seasonality also causes NCR's working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume, timing, and mix of product sales. In addition, in many quarters, a large portion of NCR's revenue is realized in the third month of the quarter. Operating expenses are relatively fixed in the short term and often cannot be materially reduced in a particular quarter if revenue falls below anticipated levels for such quarter.

         NCR's foreign operations are subject to a number of risks inherent in operating abroad. Such operations may be adversely affected by a variety of factors, many of which cannot be readily foreseen and over which NCR has no control. A significant change in the value of the dollar or another functional currency against the currency of one or more countries where NCR recognizes revenues or earnings or maintains net asset investments may impact future operating results. NCR attempts to mitigate a portion of such changes through the use of foreign currency contracts. (See Notes 2 and 10 of Notes to Consolidated Financial Statements.)

         In the normal course of business, NCR is subject to regulations, proceedings, lawsuits, claims, and other matters, including actions under laws and regulations related to the environment and health and safety, among others. Such matters are subject to the resolution of many uncertainties, and accordingly, outcomes are not predictable with assurance. Although NCR believes that amounts provided in its financial statements are currently adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to discharge alleged liabilities from lawsuits, claims, and other legal proceedings and environmental matters, and to comply with applicable environmental laws, will not impact future operating results. (See Note 12 of Notes to Consolidated Financial Statements.)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT
In October 1996, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities." This statement provides guidance on the recognition and disclosure of environmental remediation liabilities. The provisions of this SOP are effective for fiscal years beginning after December 15, 1996. The adoption of this statement is not expected to have a material impact on NCR's consolidated results of operations, financial position, or cash flows.

REPORT OF MANAGEMENT


NCR management is responsible for the preparation, integrity, and objectivity of NCR Corporation's consolidated financial statements and other financial information presented in this Annual Report. The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles and include certain amounts based on currently available information and management's judgment of current conditions and circumstances.

         NCR maintains an internal control structure designed to provide reasonable assurance, at reasonable cost, that NCR's assets are safeguarded, and that transactions are properly authorized, executed, recorded, and reported. This structure is supported by the selection and training of qualified personnel, by the proper delegation of authority and division of responsibility, and through dissemination of written policies and procedures. An ongoing program of internal audits and operational reviews assists management in monitoring the effectiveness of these controls, policies, and procedures. The system of accounting and other controls is modified and improved in response to changes in business conditions and operations, and recommendations made by NCR's independent accountants and internal auditors.

         Coopers & Lybrand L.L.P., independent accountants, are engaged to perform audits of NCR's consolidated financial statements. These audits are performed in accordance with generally accepted auditing standards, which include the consideration of NCR's internal control structure.

         The Audit and Finance Committee of the Board of Directors, consisting entirely of independent directors who are not employees of NCR, monitors the accounting, reporting, and internal control structure of NCR. The independent accountants, internal auditors, and management have complete and free access to the Audit and Finance Committee, which periodically meets directly with each group to ensure that their respective duties are being properly discharged.


/s/ Lars Nyberg

LARS NYBERG
Chairman of the Board and
Chief Executive Officer


/s/ John L. Giering

JOHN L. GIERING
Senior Vice President and
Chief Financial Officer




REPORT OF INDEPENDENT ACCOUNTANTS

TO
THE SHAREHOLDERS AND BOARD OF DIRECTORS OF NCR CORPORATION


We have audited the accompanying consolidated balance sheets of NCR Corporation and subsidiaries (NCR) at December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCR at December 31, 1996 and 1995, and the consolidated results of its operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand L.L.P.

COOPERS & LYBRAND L.L.P.
Dayton, Ohio
January 21, 1997

CONSOLIDATED STATEMENTS OF OPERATIONS

Dollars in millions,
except per share amounts


                                                                         YEARS ENDED DECEMBER 31
                                                                -----------------------------------------
                                                                  1996             1995            1994
---------------------------------------------------------------------------------------------------------
Revenues
Sales                                                           $ 3,946         $  5,138         $ 5,524
Services                                                          3,017            3,024           2,937
---------------------------------------------------------------------------------------------------------
Total Revenues                                                    6,963            8,162           8,461
Operating Expenses
Cost of sales                                                     2,751            4,699           3,736
Cost of services                                                  2,246            2,617           2,158
Selling, general, and administrative expenses                     1,458            2,632           2,169
Research and development expenses                                   378              585             500
---------------------------------------------------------------------------------------------------------
Total Operating Expenses                                          6,833           10,533           8,563
---------------------------------------------------------------------------------------------------------
Income (Loss) from Operations                                       130           (2,371)           (102)
Interest expense                                                     56               90              44
Other (income), net                                                 (36)             (45)           (130)
---------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes                                   110           (2,416)            (16)
Income tax expense (benefit)                                        219             (136)            187
---------------------------------------------------------------------------------------------------------
Net Loss                                                        $  (109)        $ (2,280)        $  (203)
---------------------------------------------------------------------------------------------------------
Net Loss per Common Share                                       $ (1.07)        $ (22.49)
---------------------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding (in millions)          101.4            101.4
---------------------------------------------------------------------------------------------------------


The notes on pages 41 through 52 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Dollars in millions,
except per share amounts

                                                                                            At December 31
                                                                                       -----------------------
                                                                                        1996          1995
--------------------------------------------------------------------------------------------------------------
Assets
Current assets
         Cash and cash equivalents                                                     $1,163        $  314
         Short-term investments                                                            40            24
         Accounts receivable, net                                                       1,457         1,908
         Inventories                                                                      439           621
         Deferred income taxes                                                            122           320
         Other current assets                                                              97           131
--------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                    3,318         3,318
--------------------------------------------------------------------------------------------------------------
Rental equipment and service parts, net                                                   277           258
Property, plant, and equipment, net                                                       930           957
Other assets                                                                              755           723
--------------------------------------------------------------------------------------------------------------
Total Assets                                                                           $5,280        $5,256
--------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities
         Short-term borrowings                                                         $   28        $   45
         Accounts payable                                                                 352           478
         Taxes payable                                                                     18           118
         Payroll and benefits liabilities                                                 383           367
         Customers' deposits and deferred service revenue                                 348           381
         Other current liabilities                                                        838         1,532
--------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                               1,967         2,921
--------------------------------------------------------------------------------------------------------------
Long-term debt                                                                             48           330
Pension and indemnity liabilities                                                         300           329
Postretirement and postemployment benefit liabilities                                     777           718
Other liabilities                                                                         503           276
Minority interests                                                                        289           324
--------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                       3,884         4,898
--------------------------------------------------------------------------------------------------------------
Commitments and contingencies
Shareholders' Equity
         Common stock: par value $.01 per share, 500 million shares authorized,
           101.4 million shares issued and outstanding
                                                                                            1            --
         Paid-in capital                                                                1,394            --
         Shareholder's net investment                                                      --           310
         Other                                                                              1            48
--------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                              1,396           358
--------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                             $5,280        $5,256
--------------------------------------------------------------------------------------------------------------


The notes on pages 41 through 52 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in millions

                                                                                YEARS ENDED DECEMBER 31
                                                                    -------------------------------------------
                                                                       1996           1995            1994
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                            $  (109)        $(2,280)        $  (203)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities
         Restructuring and other charges                                (55)          1,649              --
         Depreciation and amortization                                  385             350             415
         Deferred income taxes                                          241            (236)             73
         Net (gain) loss on sale of assets                               13              (1)           (110)
Changes in operating assets and liabilities
         Receivables                                                    451            (102)           (572)
         Inventories                                                    182             (72)           (171)
         Payables and other current liabilities                        (882)             31            (202)
         Other operating assets and liabilities                         142            (163)            157
---------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                     368            (824)           (613)
Investing Activities
Purchases of short-term investments                                    (284)           (493)           (875)
Sales of short-term investments                                         268             667             820
Expenditures for service parts                                         (207)           (172)           (253)
Expenditures for property, plant, and equipment                        (216)           (326)           (371)
Proceeds from sale of assets                                             98             415             260
Other investing activities                                              (54)           (102)            (58)
---------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                  (395)            (11)           (477)
Financing Activities
Short-term borrowings, net                                              (17)            (35)             33
Proceeds from issuance of long-term debt                                 30               9             537
Repayments of long-term debt                                           (312)           (312)            (10)
Transfers from AT&T, net                                              1,194           1,034             770
---------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                               895             696           1,330
Effect of exchange rate changes on cash and cash equivalents            (19)            (10)             23
---------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        849            (149)            263
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                          314             463             200
---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                            $ 1,163         $   314         $   463
---------------------------------------------------------------------------------------------------------------


The notes on pages 41 through 52 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY

Dollars and shares
in millions


                                                                                   SHAREHOLDER'S
                                                             COMMON STOCK         PAID-IN      NET
                                                       ------------------------
                                                       SHARES            AMOUNT   CAPITAL   INVESTMENT      OTHER      TOTAL
-------------------------------------------------------------------------------------------------------------------------------
JANUARY 1, 1994                                                                             $   989         $ 43       $ 1,032
         Net loss                                                                              (203)          --          (203)
         Foreign currency translation                                                            --           86            86
         Other, principally additional
                  minimum pension liability                                                      --            5             5
         Transfers from AT&T, net                                                               770           --           770
-------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1994                                                                             1,556          134         1,690
         Net loss                                                                            (2,280)          --        (2,280)
         Foreign currency translation                                                            --          (64)          (64)
         Other, principally additional
                  minimum pension liability                                                      --          (22)          (22)
         Transfers from AT&T, net                                                             1,034           --         1,034
-------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995                                                                               310           48           358
         Net loss                                                                              (109)          --          (109)
         Foreign currency translation                                                            --          (58)          (58)
         Other, principally additional
                  minimum pension liability                                                      --           11            11
         Transfers from AT&T, net                                                             1,194           --         1,194
         Distribution of NCR common stock by AT&T      101     $  1     $1,394               (1,395)          --            --
-------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1996                                      101     $  1     $1,394              $    --         $  1       $ 1,396
-------------------------------------------------------------------------------------------------------------------------------


NCR has 100 million authorized shares of preferred stock at $.01 par value per share. No preferred stock is issued or outstanding as of December 31, 1996.

The notes on pages 41 through 52 are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.
COMPANY OPERATIONS AND BASIS OF PRESENTATION

COMPANY OPERATIONS
NCR Corporation and subsidiaries (NCR) design, develop, and market information technology products, services, systems, and solutions worldwide. NCR is a global provider of commercial, open computing systems for scalable data warehousing and high availability transaction processing solutions to customers in a variety of industries. NCR also provides specific information technology solutions to customers in the retail, financial, and communications industries. NCR's systems and solutions are supported by its customer support services and professional services offerings, and its systemedia business, which develops, produces, and markets a complete line of consumable and media products.

         Effective December 31, 1996, AT&T Corporation (AT&T) distributed to its shareholders all of its interest in NCR on the basis of one share of NCR common stock for each 16 shares of AT&T common stock (the Distribution). The Distribution resulted in 101.4 million shares of NCR common stock outstanding as of December 31, 1996. NCR common stock is listed on the New York Stock Exchange and trades under the symbol "NCR." From September 19, 1991 to the Distribution date, NCR was a wholly owned subsidiary of AT&T; previously NCR was a publicly traded company.

BASIS OF PRESENTATION
NCR's consolidated financial statements reflect the results of operations, financial position, changes in shareholders' equity, and cash flows of NCR as if NCR were a separate stand-alone entity for all periods presented. The consolidated financial statements of NCR have been derived from the consolidated financial statements of AT&T using historical results of operations and the historical bases in the assets and liabilities of the business operated by NCR.

         Prior to the Distribution, changes in shareholder's net investment represented capital contributions and interest-bearing cash advances made by AT&T to NCR, and the net income (loss) of NCR including cost allocations from AT&T. NCR's financing requirements during AT&T's ownership were primarily provided through capital contributions and interest-bearing cash advances from AT&T. NCR's historical consolidated statements of operations include interest expense relating to such interest-bearing cash advances, which were contributed to NCR by AT&T and included in shareholder's net investment. NCR will begin accumulating its retained earnings effective January 1, 1997.

         General corporate overhead related to AT&T's corporate headquarters and common support functions has been allocated to NCR, to the extent such amounts are applicable to NCR, based on the ratio of NCR's external costs and expenses to AT&T's external costs and expenses. Management believes these allocations are reasonable. However, the costs of these services charged to NCR are not necessarily indicative of the costs that would have been incurred if NCR had performed these functions as a stand-alone entity. As a result of the Distribution, NCR will be required to perform these functions using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a public corporation.

         The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity, and cash flows of NCR had NCR been a separate, stand-alone entity during the periods presented.


--------------------------------------------------------------------------------
NOTE 2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of NCR and its branches and majority-owned subsidiaries. Long-term investments in affiliated companies representing ownership interests of 20% to 50% are accounted for under the equity method. All significant intercompany transactions and accounts have been eliminated. Investments in which NCR has less than a 20% ownership interest are accounted for under the cost method. NCR changed the fiscal year-end for operations located outside of the U.S. from November to December in 1994 to align the reporting of all operations. This change added $223 million in revenue to 1994; the effect on the reported loss from operations was not material.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for uncollectible accounts receivable, inventory obsolescence, product warranty, depreciation and amortization, employee benefit plans, taxes, restructuring charges, and environmental and other contingencies, among others.

FOREIGN CURRENCY TRANSLATION
For most international operations, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments, resulting from fluctuations in exchange rates, are recorded as a separate component of shareholders' equity.

DERIVATIVE FINANCIAL INSTRUMENTS
In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments, for purposes other than trading. Derivative financial instruments are not entered into for speculative purposes. Derivatives, used as part of NCR's risk management strategy, must be designated at inception as a hedge, and measured for effectiveness both at inception and on an ongoing basis. For qualifying foreign currency hedges, the gains and losses are deferred and recognized as adjustments of carrying amounts when the underlying hedged transaction is recorded. Gains and losses that do not qualify as hedges are recognized in other income or expense.

REVENUE RECOGNITION
Revenue from product sales is generally recognized upon performance of contractual obligations, such as shipment, installation, or customer acceptance. To the extent that significant obligations remain or significant uncertainties exist about customer acceptance of products at the time of sale, product sales revenue is not recognized until the obligations are satisfied or the uncertainties are resolved. Services revenue is recognized proportionately over the contract period or as services are performed.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses are charged to operations as incurred. Costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. These costs are recorded as capitalized software and amortized over no more than three years. Capitalized software is subject to an ongoing assessment of recoverability based upon anticipated future revenues and changes in hardware and software technologies. Costs capitalized include direct labor and related overhead costs. Amortization of software development costs was $66 million, $57 million, and $34 million in 1996, 1995, and 1994, respectively.

INCOME TAXES
NCR's operations have been included in the income tax returns filed by AT&T from September 19, 1991 through the Distribution date. However, income tax expense (benefit) in NCR's consolidated financial statements has been calculated as if NCR had filed separate income tax returns for all periods presented.

CASH AND CASH EQUIVALENTS
All short-term, highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

INVENTORIES
Inventories are stated at the lower of average cost or market.

PROPERTY, PLANT, AND EQUIPMENT, AND SERVICE PARTS
Property, plant, and equipment, rental equipment, and service parts are stated at cost less accumulated depreciation. Reworkable service parts are those service parts that can be reconditioned and rental equipment represents equipment rented to customers under operating leases. Depreciation is computed over the estimated useful lives of the related assets primarily on the straight-line basis. Buildings are depreciated over 25 to 45 years, machinery and equipment over three to ten years, and reworkable service parts and rental equipment over three to five years.

LOSS PER COMMON SHARE
In connection with the Distribution, AT&T distributed all of its interest in NCR, on the basis of one share of NCR common stock for each 16 shares of AT&T common stock. This resulted in 101.4 million shares of NCR common stock outstanding as of December 31, 1996. The net loss per common share, as presented in the consolidated statements of operations, was calculated by dividing the net loss for the years ended December 31, 1996 and 1995 by the
101.4 million shares of common stock, as if such shares were outstanding for both periods. Replacement stock options and awards have not been considered in calculating the net loss per common share since their effect would be antidilutive.



NOTE 3.
SUPPLEMENTARY BALANCE SHEET INFORMATION


                                                      AT DECEMBER 31
--------------------------------------------------------------------------
 In millions                                       1996           1995
--------------------------------------------------------------------------
 ACCOUNTS RECEIVABLE
 Trade                                           $ 1,403         $ 1,592
 Other                                               108             384
--------------------------------------------------------------------------
                                                   1,511           1,976
 Allowance for doubtful accounts                     (54)            (68)
--------------------------------------------------------------------------
 Total accounts receivable                       $ 1,457         $ 1,908
==========================================================================

 INVENTORIES
 Finished goods                                  $   297         $   401
 Work in process and raw materials                   142             220
--------------------------------------------------------------------------
 Total inventories                               $   439         $   621
==========================================================================

 RENTAL EQUIPMENT AND SERVICE PARTS
 Rental equipment and service parts              $   652         $   737
 Less: accumulated depreciation                     (375)           (479)
--------------------------------------------------------------------------
 Total rental equipment and service parts        $   277         $   258
==========================================================================

 PROPERTY, PLANT, AND EQUIPMENT
 Land and improvements                           $   106         $    80
 Buildings and improvements                          819             822
 Machinery and other equipment                     1,494           1,573
--------------------------------------------------------------------------
                                                   2,419           2,475
 Less: accumulated depreciation                   (1,489)         (1,518)
--------------------------------------------------------------------------
 Total property, plant, and equipment            $   930         $   957
==========================================================================

 OTHER ASSETS
 Prepaid pension cost                            $   503         $   400
 Other                                               252             323
--------------------------------------------------------------------------
 Total other assets                              $   755         $   723
==========================================================================

 OTHER CURRENT LIABILITIES
 Business restructuring                          $   179         $   820
 Other                                               659             712
--------------------------------------------------------------------------
 Total other current liabilities                 $   838         $ 1,532
==========================================================================

NOTE 4.
BUSINESS RESTRUCTURINGS

In 1995, a pre-tax charge of $1,649 million was recorded to provide for restructuring and other charges. NCR's restructuring plans included discontinuing the manufacture of personal computers, consolidating facilities globally, and reducing industry markets served, as well as separating approximately 8,500 employees and contractors, including 3,500 in foreign locations. As of December 31, 1996, substantially all of the headcount reductions had been completed. The restructuring charges also included costs associated with early termination of building leases and asset write-downs.

   The pre-tax total of $1,649 million for 1995 was recorded as $636 million cost of sales, $294 million cost of services, $616 million selling, general, and administrative expenses, and $103 million research and development expenses. The charges include $676 million for employee separations and related charges; $549 million for asset write-downs; $147 million for closing, selling, and consolidating facilities; $146 million for settling contractual commitments with customers and related charges associated primarily with NCR's decision to discontinue certain software products in non-targeted industries; $81 million for contract settlements and related charges associated with NCR's decision to discontinue selling personal computers through high-volume indirect channels; and $50 million for other items.

   The following table presents a rollforward of the liabilities (in millions) incurred in connection with the 1995 business restructurings. These liabilities were reflected as other current and non-current liabilities in NCR's consolidated balance sheets as of December 31, 1996 and 1995.

                         BALANCE                                        BALANCE
                          JAN. 1,                                       DEC. 31,
 TYPE OF COST                1995   ADDITIONS   OTHER     PAYMENTS        1995
-------------------------------------------------------------------------------
 Employee separations           -       $ 589       -        $ (98)       $491
 Facility closings              -         147       -           (7)        140
 Other                          -         227       -          (38)        189
-------------------------------------------------------------------------------
 Total                          -       $ 963       -        $(143)       $820
===============================================================================


                        BALANCE                                         BALANCE
                         JAN. 1,                                        DEC. 31,
 TYPE OF COST               1996    ADDITIONS    OTHER      PAYMENTS       1996
--------------------------------------------------------------------------------
 Employee separations       $491            -     $(114)       $(286)      $ 91
 Facility closings           140            -        (3)         (28)       109
 Other                       189            -        62         (204)        47
--------------------------------------------------------------------------------
 Total                      $820            -     $ (55)       $(518)      $247
================================================================================


In 1995, in addition to restructuring liabilities of $963 million, $549 million of asset impairments (which reduced related asset balances), $87 million of benefit plan losses, and $50 million of other charges were included in the total restructuring and other charges of $1,649 million. Benefit plan losses relate to pension and other employee benefit plans and primarily represent losses in 1995 for actuarial changes that otherwise would have been amortized over future periods.

         In the fourth quarter of 1996, NCR released $55 million of 1995 restructuring reserves. The pre-tax total of $55 million for 1996 was recorded as a $12 million increase to cost of sales, with corresponding decreases of $24 million, $31 million, and $12 million to cost of services, selling, general, and administrative expenses, and research and development expenses, respectively.



NOTE 5.
INCOME TAXES

The following table presents the principal components (in millions) of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

                                             1996         1995         1994
------------------------------------------------------------------------------
 Federal income tax expense
    (benefit) at the U.S. statutory
    tax rate of 35%                        $ 39        $(846)        $ (6)
 Foreign income tax differential            (24)          62           10
 Net domestic tax losses
    and credits                             194          664          181
 Other, net                                  10          (16)           2
------------------------------------------------------------------------------
 Total income tax expense (benefit)        $219        $(136)        $187
==============================================================================


NCR's tax provisions include a provision for income taxes in those foreign tax jurisdictions where its subsidiaries are profitable, but reflects no tax benefits related to net domestic tax losses and credits (as well as those of certain foreign subsidiaries) due to an inability to use such amounts on a stand-alone basis. NCR received payments of $183 million, $438 million, and $417 million under its tax allocation agreement with AT&T for the net domestic tax losses and credits it generated during the years ended December 31, 1996, 1995, and 1994, respectively. These payments were recorded in shareholder's net investment.

         NCR paid income taxes of $88 million, $73 million, and $92 million for the years ended 1996, 1995, and 1994, respectively.

         The following table presents the U.S. and foreign components (in millions) of income before income taxes and income tax expense (benefit) for the years ended December 31:


                                                1996           1995           1994
--------------------------------------------------------------------------------------
 INCOME (LOSS) BEFORE
    INCOME TAXES
 United States                                 $(555)        $(1,727)        $(353)
 Foreign                                         665            (689)          337
--------------------------------------------------------------------------------------
 Total income (loss) before income taxes       $ 110         $(2,416)        $ (16)
======================================================================================

 INCOME TAX EXPENSE (BENEFIT)
 CURRENT
 Federal                                       $  --         $    --         $  --
 State and local                                  11              18            (4)
 Foreign                                         (33)             82           118
 DEFERRED
 Federal                                          --              13           (11)
 State and local                                  --              --            (2)
 Foreign                                         241            (249)           86
--------------------------------------------------------------------------------------
 Total income tax expense (benefit)            $ 219         $  (136)        $ 187
======================================================================================

         Deferred income tax liabilities are taxes that NCR expects to pay in future periods. Conversely, deferred income tax assets are tax benefits recognized for expected reductions in future taxes payable. Deferred income taxes arise because of differences in the financial reporting and tax bases of certain assets and liabilities. Deferred income tax assets and liabilities (in millions) included in the balance sheet at December 31 were as follows:


                                                  1996      1995
--------------------------------------------------------------------
 DEFERRED INCOME TAX ASSETS
 Employee pensions and other benefits           $  337    $  326
 Business restructurings                           110       372
 Balance sheet reserves and allowances             434       470
 Net operating losses/credit carryforwards          98       199
 Other                                             161       109
--------------------------------------------------------------------
 Total deferred income tax assets                1,140     1,476
 Valuation allowance                              (639)     (472)
--------------------------------------------------------------------
 Net deferred income tax assets                    501     1,004
--------------------------------------------------------------------

 DEFERRED INCOME TAX LIABILITIES
 Property, plant, and equipment                     64        53
 Employee pensions and other benefits              157       124
 Taxes on undistributed earnings
    of foreign subsidiaries                         51       244
 Other                                             175       282
--------------------------------------------------------------------
 Total deferred income tax liabilities             447       703
 Total net deferred income tax assets           $   54    $  301
--------------------------------------------------------------------


NCR has recorded a valuation allowance related to its deferred income tax assets due to the uncertainty of the ultimate realization of future benefits from such assets. NCR has foreign net operating loss carryforwards of approximately $261 million. The net operating loss carryforwards subject to expiration expire in years 1997 through 2006. NCR has not provided for federal income taxes or foreign withholding taxes on approximately $509 million and $540 million of undistributed earnings of a foreign subsidiary as of December 31, 1996 and 1995, respectively, because such earnings are intended to be reinvested indefinitely. It is not practicable to determine the amount of applicable taxes that would be due were such earnings distributed.

         NCR entered into agreements with AT&T, Lucent Technologies Inc. (Lucent), and AT&T's other domestic subsidiaries that apply to income taxes attributable to the periods before the Distribution date. The agreements set forth principles to be applied in allocating tax liabilities among those entities filing income tax returns on a consolidated or combined basis.

         NCR also entered into an agreement with AT&T and Lucent that governs contingent tax liabilities and benefits, tax contests, and other tax matters with respect to tax periods ending or deemed to have ended on the Distribution date. Under this agreement, adjustments to taxes that are clearly attributable to the business of one party will be borne solely by that party. Adjustments to all other tax liabilities generally will be borne 75% by AT&T, 22% by Lucent, and 3% by NCR.



NOTE 6.
DEBT OBLIGATIONS

NCR has foreign bank debt with scheduled maturities within one year of $28 million and $45 million as of December 31, 1996 and 1995, respectively. The weighted average interest rate for such debt was 12.74% in 1996 and 12.11% in 1995.

Long-term debt (in millions) consisted of the following at December 31:


                                                SCHEDULED
                                                 MATURITY
                                                     DATE     1996      1995
-------------------------------------------------------------------------------
Long-term bank debt
   8.50%-LIBOR + 2%                             1998-2000      $11      $246
Medium-term notes 8.95-9.49%                    2004-2020        7        80
Notes payable 7.64%                                  2001       25         -
Other                                                            5        12
-------------------------------------------------------------------------------
                                                                48       338
Less current portion of long-term debt                           -        (8)
-------------------------------------------------------------------------------
Total long-term debt                                           $48      $330
-------------------------------------------------------------------------------


The scheduled maturities of outstanding long-term debt during the next five years are $4 million in 1998, $2 million in 1999, $8 million in 2000, $25 million in 2001, and the remainder thereafter. Interest paid was approximately $66 million, $94 million, and $75 million in 1996, 1995, and 1994, respectively.

         As part of the NCR Distribution Agreement, AT&T agreed to contribute cash in an amount sufficient to retire or defease a total of $68 million of NCR debt (including payment of related expenses). Such cash proceeds from AT&T, less amounts that were provided directly by AT&T to holders of NCR debt instruments, were used to acquire certain investment securities that were contributed to a defeasance trust, resulting in an in-substance defeasance of $39 million of debt under an arrangement consistent with the provisions of Statement of Financial Accounting Standards (SFAS) No. 76, "Extinguishment of Debt." Accordingly, such debt and the associated assets held in trust have been excluded from the consolidated balance sheet at December 31, 1996. NCR believes that the investments placed in the defeasance trust will be sufficient to satisfy all future debt service requirements for the defeased debt instruments.

         In the fourth quarter of 1996, NCR entered into a five-year, unsecured revolving credit facility with a syndicate of commercial banks and financial institutions. The credit facility provides that NCR may borrow from time to time on a revolving credit basis an aggregate principal amount of up to $600 million. NCR expects to be able to use the available funds at any time for capital expenditure needs, repayment of existing debt obligations, working capital, and general corporate purposes. The credit facility matures five years from the date of closing and contains certain representations and warranties, conditions, affirmative, negative and financial covenants, and events of default customary for such facilities. Interest rates charged on borrowings outstanding under the credit facility are based on market rates. In addition, a portion of the credit facility is available for the issuance of letters of credit as required. No amounts were outstanding under the facility as of December 31, 1996.

NOTE 7.
EMPLOYEE BENEFIT PLANS


NCR sponsors both defined benefit and defined contribution plans for substantially all U.S. employees and the majority of international employees. For salaried employees, the defined benefit plans are based primarily upon compensation and years of service. For certain hourly employees in the U.S., the benefits are based on a fixed dollar amount per year of service. At December 31, 1996 and 1995, the assets of the defined benefit plans were included with those of AT&T and Lucent and held as part of a master trust managed by AT&T. Assets of the master trust are primarily invested in publicly traded common stocks (of which less than 1% of the plan assets are invested in AT&T and Lucent stock), corporate and government debt securities, real estate investments, and cash or cash equivalents. NCR's funding policy is generally to contribute annually not less than the minimum required by applicable laws and regulations. The funded status for the defined benefit plans (in millions) at December 31 was as follows:


PLANS WITH ASSETS IN EXCESS OF THE ACCUMULATED BENEFIT OBLIGATION                    U.S. PLANS              INTERNATIONAL PLANS
                                                                                -------------------        -----------------------
                                                                                1996           1995        1996          1995
----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of plan obligations
   Vested benefit obligation                                                  $(1,614)       $(1,637)    $ (520)      $  (555)
----------------------------------------------------------------------------------------------------------------------------------
   Accumulated benefit obligation                                             $(1,639)       $(1,668)    $ (568)      $  (597)
----------------------------------------------------------------------------------------------------------------------------------
   Projected benefit obligation                                               $(1,697)       $(1,760)    $ (617)      $  (655)
Plan assets at fair value                                                       2,199          1,993      1,107         1,059
----------------------------------------------------------------------------------------------------------------------------------
Plan assets greater than projected benefit obligation                             502            233        490           404
Unrecognized net gain                                                            (360)          (128)       (80)          (89)
Unrecognized net prior service cost                                                62             78          6            37
Unrecognized net asset at transition                                              (66)           (78)       (51)          (57)
----------------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost                                                          $   138        $   105     $  365       $   295
----------------------------------------------------------------------------------------------------------------------------------


PLANS WITH ASSETS LESS THAN THE ACCUMULATED BENEFIT OBLIGATION                    U.S. PLANS            INTERNATIONAL PLANS
                                                                                -------------------        -----------------------
                                                                                1996           1995        1996          1995
----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of plan obligations
   Vested benefit obligation                                                  $  (73)        $  (80)     $ (330)      $  (358)
----------------------------------------------------------------------------------------------------------------------------------
   Accumulated benefit obligation                                             $  (77)        $  (81)     $ (353)      $  (384)
----------------------------------------------------------------------------------------------------------------------------------
   Projected benefit obligation                                               $  (83)        $  (85)     $ (464)      $  (498)
Plan assets at fair value                                                          -              -         144           160
----------------------------------------------------------------------------------------------------------------------------------
Plan assets less than projected benefit obligation                               (83)           (85)       (320)         (338)
Unrecognized net loss                                                             13             17          91           101
Unrecognized net prior service cost                                                -              -           9            10
Unrecognized net transition liability                                              -              -           7             9
Additional minimum liability                                                      (7)           (13)        (26)          (35)
----------------------------------------------------------------------------------------------------------------------------------
Accrued pension liability                                                     $  (77)        $  (81)     $ (239)      $  (253)
----------------------------------------------------------------------------------------------------------------------------------


The pension cost (credit) for the defined benefit plans (in millions) for the years ended December 31 included the following components:


                                                                              1996           1995          1994
--------------------------------------------------------------------------------------------------------------------
Service costs-benefits earned during the period                             $   71         $   67         $  86
Interest cost on the projected benefit obligation                              205            209           194
Net amortizations and deferrals                                                115            165          (120)
Actual return on assets                                                       (392)          (430)         (137)
Charges for special programs                                                     -             80             -
--------------------------------------------------------------------------------------------------------------------
Net pension cost (credit)                                                   $   (1)        $   91         $  23
--------------------------------------------------------------------------------------------------------------------


The weighted average rates and assumptions utilized in the calculation of pension cost for these plans for the years ended December 31 were as follows:


                                                             U.S. PLANS                  INTERNATIONAL PLANS
                                                     --------------------------      ---------------------------
                                                     1996       1995       1994       1996       1995       1994
----------------------------------------------------------------------------------------------------------------
Discount rate                                        7.5%       7.0%       8.7%       7.2%       7.3%       7.5%
Rate of increase in future compensation levels       4.5%       4.5%       4.5%       4.0%       4.0%       4.2%
Long-term rate of return on plan assets              9.0%       9.0%       9.0%       9.5%       9.5%       9.5%
----------------------------------------------------------------------------------------------------------------

         NCR entered into an agreement with the Pension Benefit Guaranty Corporation (PBGC) concerning the provision by NCR of additional support for its domestic defined benefit pension plans. Under this agreement, among other terms and conditions, NCR agreed to provide security interests in support of such plans in collateral with an aggregate value (calculated by applying specified discounts to market value) of $84 million. This collateral is comprised of certain domestic real estate. NCR does not believe that its agreement with the PBGC will have a material effect on its financial condition, results of operations, or cash flows.

SAVINGS PLANS
All U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. NCR's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be pre-tax, post-tax, or a combination thereof. The expense under these plans was $31 million, $36 million, and $33 million for 1996, 1995, and 1994, respectively.



NOTE 8.
POSTRETIREMENT BENEFITS

Substantially all U.S. employees who reach retirement age while working for NCR are eligible to participate in a postretirement benefit plan. The plan provides medical care and life insurance benefits to retirees and their eligible dependents. Non-U.S. employees are typically covered under government sponsored programs, and NCR does not provide postretirement benefits other than pensions to non-U.S. retirees. NCR generally funds these benefits on a pay-as-you-go basis from operations. The funded status of the postretirement benefit plans and the accrued liability (in millions) at December 31 were as follows:

                                                       1996      1995
-------------------------------------------------------------------------
 Accumulated postretirement benefit obligation
    Retirees                                          $(286)    $(358)
    Fully eligible active participants                  (21)      (18)
    Other active participants                           (70)      (62)
-------------------------------------------------------------------------
 Unfunded accumulated
    postretirement benefit obligation                  (377)     (438)
 Unrecognized prior service costs                        32        35
 Unrecognized net gain                                  (93)      (36)
-------------------------------------------------------------------------
 Accrued postretirement benefit obligation            $(438)    $(439)
-------------------------------------------------------------------------



The postretirement benefit cost (in millions) for the years ended December 31 included the following components:

                                        1996      1995      1994
------------------------------------------------------------------
 Service costs-benefits
    earned during the period             $ 5       $ 4      $  6
 Interest cost on the
    projected benefit obligation          27        32        31
 Net amortizations and deferrals          (1)        -         3
 Charges for special programs              -         7         -
------------------------------------------------------------------
 Net postretirement benefit cost         $31       $43      $ 40
------------------------------------------------------------------


 The discount rate utilized in determining the expenses and liabilities of the postretirement benefit plans was 7.5%, 7.0%, and 8.7% for the years ended December 31, 1996, 1995, and 1994, respectively. For purposes of determining estimated postretirement benefit costs, NCR assumes that the growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline from 8.5% in 1997 to 5.5% by the year 2005 and then remain level. Increasing the assumed trend rate by 1% in each year would raise NCR's accumulated postretirement benefit obligation at December 31, 1996 by approximately $34 million and NCR's 1996 postretirement benefit costs by approximately $3 million.



NOTE 9.
SEGMENT INFORMATION

INDUSTRY SEGMENT
NCR operates in one industry segment, the information technology industry, which includes designing, developing, and marketing information technology products, services, systems, and solutions worldwide.

CONCENTRATIONS
No single customer accounts for more than 10% of NCR's consolidated revenue. As of December 31, 1996, NCR is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse impact on NCR's operations. NCR also does not have a concentration of available sources of labor, services, licenses, or other rights that could, if suddenly eliminated, have a material adverse impact on its operations.

         A number of NCR's products, systems, and solutions rely primarily on specific suppliers for microprocessors, operating systems, commercial databases, and other central components. There can be no assurances that any sudden impact to the availability or cost of these technologies would not have a material adverse impact on NCR's operations.

GEOGRAPHIC SEGMENTS
Transfers between geographic areas are principally made at market-based prices. The methods followed in developing the geographic area data require the use of estimation techniques and do not take into account the extent to which NCR's product development, manufacturing, and marketing depend upon each other. Thus, the information may not be indicative of results if the geographic areas were independent organizations.

   There are various differences between income before income taxes for the U.S. and foreign operations as shown in Note 5 and as shown in the table below. In the following geographic information, interest income, interest expense, and nonallocable general corporate expenses are not included in operating income, while certain corporate operating expenses incurred for the benefit of the geographic areas are included on an allocated basis.


 In millions                                1996             1995             1994
-------------------------------------------------------------------------------------
 REVENUE FOR THE
    YEARS ENDED DECEMBER 31
 United States
    Customer                               $ 2,944         $ 3,577         $ 4,214
    Intercompany                               393             697             821
-------------------------------------------------------------------------------------
                                             3,337           4,274           5,035
 Europe/Middle East/Africa
    Customer                                 2,131           2,551           2,375
    Intercompany                               586             239             222
-------------------------------------------------------------------------------------
                                             2,717           2,790           2,597
 Japan
    Customer                                   865           1,008             905
    Intercompany                               155              66              75
-------------------------------------------------------------------------------------
                                             1,020           1,074             980
 Asia/Pacific (excluding Japan)
    Customer                                   535             533             478
    Intercompany                                64             109              82
-------------------------------------------------------------------------------------
                                               599             642             560
 Americas (excluding United States)
    Customer                                   488             493             489
    Intercompany                               141               6               6
-------------------------------------------------------------------------------------
                                               629             499             495

 Intercompany eliminations                  (1,339)         (1,117)         (1,206)
-------------------------------------------------------------------------------------

 Consolidated revenue                      $ 6,963         $ 8,162         $ 8,461
-------------------------------------------------------------------------------------

 INCOME (LOSS) BEFORE TAXES FOR THE
    YEARS ENDED DECEMBER 31

 United States                             $  (271)        $(1,502)        $  (232)
 Europe/Middle East/Africa                     237            (397)            208
 Japan                                         149            (189)             63
 Asia/Pacific (excluding Japan)                 62              12              24
 Americas (excluding United States)             13             (64)            (10)
-------------------------------------------------------------------------------------
 Operating income (loss) before
    nonallocable expenses                      190          (2,140)             53
 General corporate expenses,
    interest, and other income                 (80)           (276)            (69)
-------------------------------------------------------------------------------------
 Consolidated income (loss)
    before income taxes                    $   110         $(2,416)        $   (16)
-------------------------------------------------------------------------------------



 IN MILLIONS                            1996      1995      1994
-------------------------------------------------------------------
 IDENTIFIABLE ASSETS AT DECEMBER 31
 United States                          $1,515    $1,596    $2,447
 Europe/Middle East/Africa               2,168     2,246     1,698
 Japan                                   1,005       849     1,100
 Asia/Pacific (excluding Japan)            378       344       319
 Americas (excluding United States)        214       221       272
-------------------------------------------------------------------
 Consolidated total assets              $5,280    $5,256    $5,836
-------------------------------------------------------------------


Excluding the release of restructuring reserves in 1996, operating income
(loss) before nonallocable expenses for the year ended December 31, 1996 was $(218) million, $204 million, and $74 million for the United States, Europe/Middle East/Africa, and Japan, respectively. Excluding restructuring and other charges, operating income (loss) before nonallocable expenses for the year ended December 31, 1995 was $(747) million, $161 million, $43 million, $53 million, and $(1) million for the United States, Europe/Middle East/Africa, Japan, Asia/Pacific (excluding Japan), and Americas (excluding United States), respectively.



NOTE 10.
FINANCIAL INSTRUMENTS


In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments, for purposes other than trading. Derivative financial instruments are not entered into for speculative purposes. These instruments primarily include letters of credit and foreign currency exchange contracts.

CONCENTRATION OF CREDIT RISK
Financial instruments that potentially subject NCR to concentrations of credit risk consist primarily of cash and cash equivalents, investments, trade receivables, and certain off balance sheet instruments. By their nature, all such financial instruments involve risk, including the credit risk of nonperformance by counterparties, and the maximum potential loss may exceed the amount recognized in the balance sheet. At December 31, 1996 and 1995, in management's opinion, there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. Exposure to credit risk is controlled through credit approvals, credit limits, and monitoring procedures, and management believes that the reserves for losses are adequate. NCR had no significant exposure to any individual customer or counterparty at December 31, 1996 or 1995, nor does NCR have any major concentration of credit risk related to any financial instruments.

LETTERS OF CREDIT
Letters of credit are purchased guarantees that ensure NCR's performance or payment to third parties in accordance with specified terms and conditions. Letters of credit may expire without being drawn upon. Therefore, the total notional or contract amounts do not necessarily represent future cash flows.

FOREIGN CURRENCY EXCHANGE CONTRACTS
Foreign currency exchange contracts are used to manage exposure to changes in currency exchange rates. The use of foreign currency exchange contracts allows NCR to reduce its exposure to the risk that the eventual dollar net cash inflows and outflows resulting from the sale of products to foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. The foreign currency exchange contracts are designated for firmly committed or forecasted purchases and sales. These transactions are generally expected to occur in less than one year. For firmly committed sales and purchases, gains and losses are deferred in other current assets and liabilities. These deferred gains and losses are recognized as adjustments to the underlying hedged transactions when the future sales or purchases are recognized, or immediately if the commitment is canceled. Gains or losses on foreign currency exchange contracts that are designated for forecasted transactions are recognized in other income as the exchange rates change.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The tables below present (in millions) the valuation methods and the carrying or notional amounts and estimated fair values of material financial instruments. The notional amounts represent agreed-upon amounts on which calculations of dollars to be exchanged are based, and are an indication of the extent of NCR's involvement in such instruments. They do not represent amounts exchanged by the parties and, therefore, are not a measure of the instruments.


 FINANCIAL INSTRUMENT                        VALUATION METHOD
-----------------------------------------------------------------------------------
 Cash and cash equivalents                   The carrying amount is a
                                             reasonable estimate of fair value
-----------------------------------------------------------------------------------
 Investments                                 Market quotes of similar
                                             investment instruments
-----------------------------------------------------------------------------------
 Short-term debt                             The carrying amount is a
                                             reasonable estimate of fair value
-----------------------------------------------------------------------------------
 Long-term debt                              Market quotes of similar
                                             debt instruments
-----------------------------------------------------------------------------------
 Letters of credit                           Fees paid to obtain the obligations
-----------------------------------------------------------------------------------
 Foreign currency exchange contracts         Market quotes
-----------------------------------------------------------------------------------


                                                   1996                    1995
--------------------------------------------------------------------------------------
                                           CARRYING     FAIR       CARRYING    FAIR
 ON BALANCE SHEET                           AMOUNT      VALUE       AMOUNT    VALUE
--------------------------------------------------------------------------------------
 Assets
    Cash and cash equivalents               $1,163      $1,163        $314      $314
    Short-term investments                      40          40          24       24
    Long-term investments                       35          35          42       42
 Liabilities
    Debt                                        76          78         375      389
--------------------------------------------------------------------------------------


DERIVATIVE AND                 CONTRACT       CARRYING AMOUNT           FAIR VALUE
OFF BALANCE                    NOTIONAL      ------------------    -------------------
SHEET INSTRUMENTS                AMOUNT      ASSET    LIABILITY    ASSET     LIABILITY
--------------------------------------------------------------------------------------
1996
Foreign exchange
  forward contracts              $1,342       $ 16        $26        $17        $12
Foreign exchange
  swap contracts                    190         --         23         --         23
Letters of credit                    76         --         --         --         --
--------------------------------------------------------------------------------------

1995
Foreign exchange
  forward contracts              $  890        $ 8        $ 5        $ 7        $ 6
Foreign exchange
  swap contracts                    491          1          8         --         58
Letters of credit                    82         --         --         --         --
--------------------------------------------------------------------------------------


                                                 1996         1995
                                            CONTRACT/    CONTRACT/
ADDITIONAL                                   NOTIONAL     NOTIONAL
CONTRACT INFORMATION                           AMOUNT       AMOUNT
------------------------------------------------------------------
Forward contracts
   British pounds                              $  515         $285
   German marks                                   285          118
   Canadian dollars                               217          109
   Swiss francs                                    25           92
   Spanish pesetas                                 53           75
   French francs                                   64           47
   Dutch guilders                                  32           36
   Other                                          151          128
-------------------------------------------------------------------
Total forward contracts                        $1,342         $890
-------------------------------------------------------------------



NOTE 11.
TRANSACTIONS WITH AT&T AND AFFILIATES


For the years ended 1996, 1995, and 1994, NCR had the following revenues (in millions) from sales and services to AT&T and its current and former affiliates:


                                         YEARS ENDED DECEMBER 31
                                        -------------------------
                                        1996      1995      1994
-----------------------------------------------------------------
 Sales                                  $258      $415      $404
 Services                                218       215       118
-----------------------------------------------------------------
 Total                                  $476      $630      $522
-----------------------------------------------------------------


 At December 31, 1996 and 1995, related receivables amounted to $71 million and $30 million, respectively.

         AT&T allocated general corporate overhead expenses to NCR of $8 million, $96 million, and $66 million in 1996, 1995, and 1994, respectively. The amount of general corporate costs allocated to NCR by AT&T decreased in 1996 as NCR began to manage certain additional corporate and administrative functions in 1996 which were previously provided substantially by AT&T, including corporate functions and public relations activities, certain human resource functions, financial functions and systems architecture, and brand advertising. Interest expense charged by AT&T on certain cash advances was $27 million, $29 million, and $20 million for the years ended 1996, 1995, and 1994, respectively. The historical financial statements reflect these interest-bearing cash advances from AT&T in shareholder's net investment.

         Additionally, NCR purchased products and services from AT&T and affiliates, primarily for long distance service, Bell Labs services, PBX systems, and miscellaneous inventory of $103 million, $157 million, and $166 million for the years ended December 31, 1996, 1995, and 1994, respectively. Amounts payable to AT&T were $11 million at December 31, 1996 and 1995.

         AT&T's former finance subsidiary, AT&T Capital Corporation (AT&T Capital), provides certain NCR customers with financing and ancillary services arising from the sale of NCR products. Sales to AT&T Capital were $220 million, $182 million, and $290 million for the years ended 1996, 1995, and 1994, respectively.

         In connection with the Distribution, NCR, AT&T, and Lucent entered into certain related agreements, which are summarized below.

NCR DISTRIBUTION AGREEMENT
Pursuant to the NCR Distribution Agreement, AT&T made contributions of capital to NCR prior to the Distribution date and contributed certain intercompany advances outstanding from AT&T to NCR. The consolidated financial statements reflect these contributions in shareholders' equity as of December 31, 1996. The capital contributions consisted of $419 million in cash and the contribution of additional cash in an amount sufficient to retire or defease a total of $68 million of NCR debt (including payment of related expenses).

SEPARATION AND DISTRIBUTION AGREEMENT
The Separation and Distribution Agreement provides that NCR will indemnify AT&T and Lucent for all contingent liabilities relating to NCR's present and former business and operations or otherwise assigned to NCR. In addition, the agreement provides for the sharing of contingent liabilities not allocated to one of the parties, in the following proportions: AT&T, 75%; Lucent, 22%; and NCR, 3%. The agreement also provides that each party will share specified portions of contingent liabilities related to the business of any of the other parties that exceed specified levels.

PURCHASE AGREEMENTS
NCR and AT&T entered into a Volume Purchase Agreement pursuant to which NCR is to provide products and services to AT&T and certain affiliates of AT&T (other than Lucent). The agreement provides that payments through the three-year period ending December 31, 1999 made to NCR for purchases of products and services by AT&T and certain of its affiliates will total at least $350 million cumulatively, subject to certain conditions. Certain related agreements set forth the material terms, conditions, and procedures with respect to transactions between NCR and AT&T. NCR and AT&T also entered into an agreement setting forth the specific terms and conditions applicable to the provision by NCR to AT&T of certain product support and maintenance services. NCR and Lucent entered into a Volume Purchase Agreement under which Lucent committed to purchase at least $150 million of products and services from NCR during the three-year period ending December 31, 1998. A portion of this agreement was satisfied as of December 31, 1996.

OTHER AGREEMENTS
NCR, AT&T, and Lucent have entered into certain other agreements including a technology access and development agreement, which relates to work performed by Bell Labs on NCR's behalf, a patent license agreement, technology license agreements, and certain defensive protection agreements.



NOTE 12.
CONTINGENCIES

In the normal course of business, NCR is subject to various regulations, proceedings, lawsuits, claims, and other matters, including actions under laws and regulations related to the environment and health and safety, among others. Such matters are subject to the resolution of many uncertainties, and accordingly, outcomes are not predictable with assurance. Although NCR believes that amounts provided in its financial statements are adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to discharge alleged liabilities from various lawsuits, claims, legal proceedings, and other matters, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's consolidated financial statements or will not have a material adverse effect on its consolidated financial condition, results of operations, or cash flows. Any amounts of costs that may be incurred in excess of those amounts provided as of December 31, 1996, cannot be determined.

LEGAL PROCEEDINGS
As of December 31, 1996, there were a number of individual product liability claims pending against NCR alleging that its products, including personal computers, supermarket bar code scanners, cash registers, and check encoders, caused so-called "repetitive strain injuries" or "cumulative trauma disorders," such as carpal tunnel syndrome. As of December 31, 1996, approximately 80 such claims were pending against NCR. In such lawsuits, the plaintiff typically alleges that the injury was caused by the design of the product at issue or a failure to warn of alleged hazards. These plaintiffs generally seek compensatory damages and, in many cases, punitive damages. Most other manufacturers of these products have also been sued by plaintiffs on similar theories. Ultimate resolution of the litigation against NCR may substantially depend on the outcome of similar matters of this type pending in various courts. NCR has denied the merits and basis for the pending claims against it and intends to continue to contest these cases vigorously.

         NCR was named as one of the defendants in a purported class-action suit filed in November 1996 in Florida. The complaint seeks, among other things, damages from the defendants in the aggregate amount of $200 million, trebled, plus attorneys' fees, based on State antitrust and common-law claims of unlawful restraints of trade, monopolization, and unfair business practices. The portions of the complaint pertinent to NCR, among other things, assert a purported agreement between Siemens-Nixdorf entities (Siemens) and NCR regarding the servicing of certain "ultra-high speed printers" manufactured by Siemens and the agreement's impact upon independent service organizations, brokers, and end-users of such printers. The amount of any liabilities or other costs that may be incurred in connection with this matter cannot currently be determined.

ENVIRONMENTAL MATTERS
NCR's facilities and operations are subject to a wide range of environmental protection laws in the U.S. and other countries related to solid and hazardous waste disposal, the control of air emissions and water discharges, and the mitigation of impacts to the environment from past operations and practices. NCR has investigatory and remedial activities underway at a number of currently and formerly owned or operated facilities to comply, or to determine compliance, with applicable environmental protection laws. NCR has been identified, either by a government agency or by a private party seeking contribution to site cleanup costs, as a potentially responsible party (PRP) at a number of sites pursuant to a variety of statutory schemes, both State and Federal, including the Federal Water Pollution Control Act (FWPCA) and comparable State statutes, and the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA), and comparable State statutes.

         In February 1996, NCR received notice from the U.S. Department of the Interior, Fish & Wildlife Service (USF&WS) that USF&WS considers NCR a PRP under the FWPCA and CERCLA with respect to alleged natural resource restoration and damages to the Fox River and related Green Bay environment (Fox River System) due to, among other things, sediment contamination in the Fox River System allegedly resulting from liability arising out of NCR's former carbonless paper manufacturing operations at Appleton and Combined Locks, Wisconsin. USF&WS has also notified a number of other manufacturing companies of their status as PRPs under the FWPCA and CERCLA for natural resource restoration and damages in the Fox River System resulting from their ongoing or former paper manufacturing operations in the Fox River Valley. In addition, NCR has been identified, along with a number of other companies, by the Wisconsin Department of Natural Resources (State Trustee) with respect to alleged liability arising out of alleged past discharges that have contaminated sediments in the Fox River System. In December 1996, USF&WS, two Native American tribes, and other federal agencies (Federal Trustees) invited NCR, the other PRP companies, and the State Trustee to enter into settlement negotiations over these environmental claims. In January 1997, NCR and the other PRP companies reached agreement on an interim settlement with the State Trustee. The Federal Trustees are not party to that agreement, and they have collateral disputes with the State Trustee. In January 1997, the Federal Trustees notified NCR and the other PRPs of the Federal Trustees' intent to commence a natural resource damages lawsuit under CERCLA and the FWCPA within 60 days of the notice, unless a negotiated resolution of their claims is reached. An estimate of NCR's ultimate share, if any, of such cleanup costs or natural resource restoration and damages liability cannot be made with certainty at this time due to (i) the unknown magnitude, scope, and source of any alleged contamination, (ii) the absence of identified remedial objectives and methods, and (iii) the uncertainty of the amount and scope of any alleged natural resource restoration and damages. NCR believes that there are additional PRPs who may be liable for such natural resource damages and remediation costs. Further, in 1978, NCR sold the business to which the claims apply and believes the claims described above are the responsibility of the buyer and its former parent company pursuant to the terms of the sales agreement. In this connection, NCR has commenced litigation against the buyer to enforce its position.

         It is difficult to estimate the future financial impact of environmental laws, including potential liabilities. NCR accrues environmental provisions when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. Management expects that the amounts provided as of December 31, 1996 will be paid out over the period of investigation, negotiation, remediation, and restoration for the applicable sites, which may be 30 years or more. Provisions for estimated losses from environmental remediation are, depending on the site, based primarily on internal and third-party environmental studies, estimates as to the number and participation level of any other PRPs, the extent of the contamination, and the nature of required remedial and restoration actions. Accruals are adjusted as further information develops or circumstances change. The amounts provided for environmental matters in NCR's consolidated financial statements are the estimated gross undiscounted amount of such liabilities, without deductions for insurance or third-party indemnity claims. In those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are reflected as receivables in the consolidated financial statements.

NOTE 13.
LEASES

NCR conducts certain of its sales and manufacturing operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses. Future minimum lease payments (in millions) under noncancelable leases as of December 31, 1996 follow:


                                                              Later
                       1997    1998    1999    2000   2001    Years    Total
----------------------------------------------------------------------------
 Operating leases       $49     $42     $39     $34    $24      $60     $248


Total rental expense for all operating leases amounted to $85 million, $96 million, and $81 million in 1996, 1995, and 1994, respectively.



NOTE 14.
STOCK COMPENSATION PLANS

Prior to the Distribution, certain employees of NCR and its subsidiaries participated in AT&T equity-based plans, under which they received stock options and other equity-based awards. On the Distribution date, with certain exceptions, these awards were converted into comparable awards based on NCR common stock under NCR equity-based plans (the substitute stock options). In addition, as of the Distribution date, NCR adopted the NCR Management Stock Plan (NCR Stock Plan).

         The NCR Stock Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, performance awards, other stock unit awards and other rights, interests, and options relating to shares of NCR common stock and other securities of NCR. The total number of shares of NCR common stock available for grant under the NCR Stock Plan is 5.6% of the outstanding shares of NCR common stock in the 1997 calendar year and 4% of the outstanding shares of NCR common stock in each calendar year thereafter, with certain exceptions and subject to certain adjustments. Shares issuable pursuant to the substitute awards are not included in the foregoing limits.

         The substitute stock options and other awards have the same vesting provisions, option periods, and other terms and conditions as the AT&T options which were replaced. The substitute stock options have the same ratio of exercise price per share to market value per share, and the same aggregate difference between market value and exercise price as the AT&T options. Stock options generally have a ten-year term and vest within four years of the grant date.



   NCR has elected to continue to account for its stock-based compensation plans under the guidelines of Accounting Principles Board Opinion No. 25; however, additional disclosure as required under the guidelines of SFAS No. 123, "Accounting for Stock-Based Compensation," is included below. Actual compensation cost charged against income for NCR's stock-based plans was not material in 1996 and 1995. If NCR had elected to recognize stock-based compensation expense based on the fair value of granted options at the grant date (as determined under SFAS No. 123), net loss (in millions) and loss per share for the years ended December 31 would have been as follows:

                                             1996           1995
--------------------------------------------------------------------
 Net loss           As reported             $   (109)     $  (2,280)
                    Pro forma                   (144)        (2,284)

 Loss per share     As reported             $  (1.07)     $  (22.49)
                    Pro forma                  (1.42)        (22.52)


The pro forma amounts in 1996 contain expenses representing the incremental costs of substituting NCR options for AT&T options, computed as the difference between the value of newly granted NCR options and the value of the AT&T options for which they were substituted for all options which were vested as of December 31, 1996. For the year ended December 31, 1996, this cost represents a charge of $26 million to pro forma net loss and an increase in pro forma loss per share of $0.26. The incremental fair value of non-vested NCR options will be used in future calculations of pro forma net income and earnings per share, prorated over the remaining years of their respective vesting schedules. The pro forma amounts shown above are not necessarily indicative of the effects on net income and earnings per share in future years.

         The above pro forma net loss and loss per share were computed using the fair value of granted AT&T options at the date of grant as calculated by the Black-Scholes option-pricing method. In order to perform this calculation, the following weighted average assumptions were made for 1996 and 1995: dividend yield of 2.4%; risk-free interest rate of 6.59%; expected volatility of 19.4%; and an expected holding period of 6 years. The incremental fair value of AT&T post-Lucent options substituted for the AT&T options on September 30, 1996 was also used in computing the pro forma figures; this calculation was made using the Black-Scholes model. The weighted average assumptions used in calculating the value of these options at September 30, 1996 were as follows: dividend yield of 2.8%; risk-free interest rate of 6.05%; expected volatility of 21%; and an expected holding period of 4.5 years, adjusted to reflect the remaining period to maturity of the substituted options. The incremental fair value of NCR options substituted for the AT&T post-Lucent options on December 31, 1996 was used in computing the pro forma amounts; this calculation was also made using the Black-Scholes model. The weighted average assumptions used in performing this calculation at December 31, 1996 were as follows: dividend yield of 0.0%; risk-free interest rate of 6.28%; expected volatility of 35%;

and an expected holding period of 4.5 years, adjusted to reflect the remaining period to maturity of the substituted options. The weighted average fair value of NCR stock options calculated using the Black-Scholes option-pricing model for options granted during the years ended December 31, 1996 and 1995 was $18.79 and $16.44 per share, respectively.

         The status of all NCR options (shares in thousands), substituted for AT&T options outstanding and exercisable at December 31, 1996, is summarized in the following chart:


                           STOCK OPTIONS OUTSTANDING         STOCK OPTIONS EXERCISABLE
                           -------------------------    ------------------------------------
                                           WEIGHTED
                                            AVERAGE     WEIGHTED                   WEIGHTED
                                          REMAINING      AVERAGE                    AVERAGE
 RANGE OF                               CONTRACTUAL     EXERCISE                   EXERCISE
 EXERCISE PRICES           SHARES              LIFE        PRICE       SHARES         PRICE
-------------------------------------------------------------------------------------------
 $3.95 to $14.51              401        3.14 years       $12.67          401        $12.67
 $15.28 to $29.10           1,293        4.46 years        22.92        1,293         22.92
 $30.60 to $43.15           5,177        8.04 years        36.21        1,234         32.46
-------------------------------------------------------------------------------------------
 Total                      6,871                                       2,928
-------------------------------------------------------------------------------------------


Options to purchase common stock may be granted to certain members of senior management only by the Board of Directors. Option terms as determined by the Board will not exceed ten years as defined in the Internal Revenue Code. The authority to grant options to all other employees has been delegated to the Chief Executive Officer.

         NCR adopted the WorldShares Plan effective as of the Distribution date. The plan provides for the grant of nonstatutory stock options to substantially all NCR employees in the United States and abroad. NCR provided each participant with an option to purchase a number of shares of NCR common stock with an aggregate market value as of the Distribution date of $3,000. Such options have an exercise price of $33.44, equal to the market value of the NCR common stock on January 2, 1997, and have a five-year expiration period. Subject to certain conditions, participants will be fully vested and able to exercise their options one year after the date of grant. The aggregate number of shares of NCR common stock granted under the WorldShares Plan was approximately 3.2 million.

         Additional stock option grants were made under the NCR Management Stock Plan subsequent to year-end. Approximately 3 million shares of NCR common stock were granted under these plans. Such options have an exercise price equal to the market value of the NCR common stock on January 2, 1997 and have an expiration period of either five or ten years.



NOTE 15.
QUARTERLY INFORMATION (UNAUDITED)


 IN MILLIONS EXCEPT
 PER SHARE AMOUNTS                   FIRST       SECOND       THIRD        FOURTH         TOTAL
--------------------------------------------------------------------------------------------------
1996
 Total revenues                     $ 1,586      $ 1,679      $ 1,658      $ 2,040      $ 6,963
 Gross margin                           405          464          482          615        1,966
 Net income (loss)                      (65)         (18)         (33)           7         (109)
 Net income (loss) per share        $  (.64)     $  (.18)     $  (.32)     $   .07      $ (1.07)

1995
 Total revenues                     $ 1,818      $ 2,042      $ 2,033      $ 2,269      $ 8,162
 Gross margin                           420          416         (509)         519          846
 Net income (loss)                     (146)        (243)      (1,586)        (305)      (2,280)
 Net income (loss) per share        $ (1.44)     $ (2.40)     $(15.64)     $ (3.01)     $(22.49)


Net income (loss) per share was calculated by dividing the net income (loss) for each of the quarterly periods in the years ended December 31, 1996 and 1995 by
101.4 million shares of common stock, as if such shares were outstanding for all periods.

1 The fourth quarter of 1996 includes a pre-tax benefit of $55 million for the release of 1995 restructuring reserves. (See Note 4 of Notes to Consolidated Financial Statements.)

2 The first quarter of 1995 includes a pre-tax gain on the sale of the Microelectronics components business of $51 million.

3 The third quarter of 1995 includes a pre-tax charge of $1,597 million to cover restructuring and other costs. (See Note 4 of Notes to Consolidated Financial Statements.)

4 The fourth quarter of 1995 includes a pre-tax charge of $52 million to cover restructuring and other costs. (See Note 4 of Notes to Consolidated Financial Statements.)