Form 10-K, Exhibit 13
period 1997-12-31
NCR CORP
filed 1998-03-18
CIK 70866

                                                                      EXHIBIT 13

                                       FINANCIAL CONTENTS

  2. Selected Financial Data
  3. Management's Discussion and Analysis of Results of Operations and
     Financial Condition
 11. Report of Management
 11. Report of Independent Accountants
 12. Consolidated Statements of Operations
 13. Consolidated Balance Sheets
 14. Consolidated Statements of Cash Flows
 15. Consolidated Statements of Changes in Shareholders' Equity
 16. Notes to Consolidated Financial Statements

                                         NCR . 1

NCR Corporation
SELECTED FINANCIAL DATA
Dollars in millions,
except per share amounts

                                          Year Ended December 31
                                  -------------------------------------------
                                    1997     1996      1995    1994      1993
------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Revenue/1/                        $6,589  $ 6,963  $  8,162  $8,461  $  7,265
Operating expenses/2/
 Cost of revenue                   4,791    4,997     7,316   5,894     4,839
 Selling, general, and
  administrative expenses          1,436    1,458     2,632   2,169     2,136
 Research and development
  expenses                           381      378       585     500       571
------------------------------------------------------------------------------
Income (loss) from operations        (19)     130    (2,371)   (102)     (281)
Interest expense                      15       56        90      44        41
Other income, net                    (61)     (36)      (45)   (130)      (42)
------------------------------------------------------------------------------
Income (loss) before income
 taxes and cumulative
 effects of accounting changes        27      110    (2,416)    (16)     (280)
Income tax expense (benefit)          20      219      (136)    187       138
------------------------------------------------------------------------------
Income (loss) before cumulative
 effects of accounting changes         7     (109)   (2,280)   (203)     (418)
Cumulative effects of accounting
 changes/3/                            -        -         -       -      (869)
------------------------------------------------------------------------------
Net income (loss)                 $    7  $  (109) $ (2,280) $ (203) $ (1,287)
------------------------------------------------------------------------------
Net income (loss) per common
 share, basic and diluted/4/      $  .07  $ (1.07) $ (22.49)
------------------------------------------------------------------------------

FINANCIAL POSITION AND OTHER DATA
Cash and short-term investments   $1,129  $ 1,203  $    338  $  661  $    343
Accounts receivable, net           1,471    1,457     1,908   1,860     1,288
Inventories                          489      439       621     952       781
Property, plant, and equipment,
 and reworkable service parts,
 net                               1,106    1,207     1,215   1,462     1,370
Total assets                       5,293    5,280     5,256   5,836     4,664
Debt                                  94       76       375     715       155
Shareholders' equity               1,353    1,396       358   1,690     1,032
Headcount (employees and
 contractors)                     38,300   38,600    41,100  50,000    52,500

/1/ The majority of the decrease in revenue for the year ended December 31, 1996 was due to NCR's decision in September 1995 to discontinue selling per-sonal computers and entry level server products through high-volume indirect channels.
/2/ Operating expenses include restructuring and other charges of $(55), $1,649, and $219 in 1996, 1995, and 1993, respectively. (See Note 3 of Notes to Consolidated Financial Statements.)
/3/ The cumulative effects of accounting changes in 1993 of $869 were for postretirement benefits, postemployment benefits, and income taxes.
/4/ Net income (loss) per common share was calculated by dividing net income
(loss) by 102.0 million shares of common stock in 1997 and 101.4 million shares of common stock in 1996 and 1995. For the year ended December 31, 1997, the dilutive effect of outstanding stock options had no impact on reported net income per share. (See Note 1 of Notes to Consolidated Financial Statements.) Outstanding stock options were not considered in calculating 1996 and 1995 net loss per common share since their effects would be antidilutive.

                                         NCR . 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
OVERVIEW
NCR Corporation and its subsidiaries (NCR) provide solutions designed to ena-ble businesses to better understand and serve their customers through the ability to capture and analyze information. With more than 100 years of expe-rience, NCR provides specific solutions to businesses in the retail, finan-cial, and communications industries. NCR is a global provider of scalable data warehousing, self service, and point-of-sale workstation and barcode scanner systems and solutions. NCR also provides worldwide customer support services and professional consulting, and markets a complete line of consumable and me-dia products.
 Effective December 31, 1996, AT&T Corp. (AT&T) distributed to its sharehold-ers all of its interest in NCR on the basis of one share of NCR common stock for each 16 shares of AT&T common stock (the Distribution). The Distribution resulted in 101.4 million shares of NCR common stock outstanding as of Decem-ber 31, 1996. From September 19, 1991 to the Distribution date, NCR was a wholly-owned subsidiary of AT&T; previously, NCR was a separate publicly-traded company. Subsequent to the Distribution, NCR's consolidated financial statements reflect the results of operations, financial position, and cash flows of NCR as it operates as a stand-alone company. NCR's consolidated fi-nancial statements at and prior to the Distribution reflect the results of op-erations, financial position, and cash flows of NCR as if NCR was a separate stand-alone entity and were derived from the financial statements of AT&T us-ing the historical results of operations, assets, and liabilities of the busi-nesses operated by NCR. Management believes the assumptions underlying the consolidated financial statements are reasonable. There can be no assurances that the financial information included herein during the periods in which NCR was a wholly-owned subsidiary of AT&T would be the same if NCR had operated as a separate entity for those periods.

RESTRUCTURING
In September 1995, NCR announced and implemented a restructuring and turn-around plan based on five key principles: focus, accountability, expense-level reduction, process improvements, and a sense of urgency. This plan included, among other things, NCR's decisions to exit the PC manufacturing business and to no longer sell PC/entry level server products through high-volume indirect channels. NCR also reduced the number of industries for which detailed indus-try solutions were developed and offered, focusing on three industries (re-tail, financial, and communications) rather than six. In addition, NCR's plan to reduce costs and expenses resulted in the separation of approximately 8,500 employees and contractors worldwide. This restructuring plan was substantially completed as of December 31, 1997 and significantly contributed to the de-crease in operating expenses experienced in 1997 and 1996 as compared with 1995.
 In October 1997, NCR announced a fundamental realignment of its global busi-ness structure. The operational changes include realignments of the country-centered sales and professional services organizations into NCR's business units and implementation of various global business processes to simplify NCR's organizational structure and improve operating efficiency. Approximately 1,000 infrastructure and support positions are expected to be eliminated as a result of implementing global business processes. The changes are also ex-pected to reduce operating expenses, create clearer accountability, and in-crease the speed of delivery of products and services to NCR's customers.
 In December 1997, NCR signed a letter of intent to outsource the manufacture of its computer and retail products to Solectron Corporation (Solectron). The letter of intent calls for Solectron to acquire certain of NCR's manufacturing assets in the United States and Europe for an estimated $100 million. In addi-tion, it is anticipated that approximately 1,200 NCR manufacturing and related support-function employees and contractors will be offered comparable employ-ment with Solectron. The transaction is subject to negotiation of a definitive agreement and is expected to close by the end of the first quarter of 1998.

RESULTS OF OPERATIONS
The following table presents NCR's revenue by product line. The Other category includes revenues derived from businesses sold and other products and services not directly associated with the specific product lines described below:

                                           Year Ended December 31
                                --------------------------------------------
                                       % Increase/        % Increase/
Dollars in millions               1997 (Decrease)    1996  (Decrease)   1995
----------------------------------------------------------------------------
Retail products                 $  474      11     $  428       1     $  424
Financial products               1,069       6      1,007      (2)     1,026
Computer products                1,141     (18)     1,398      30      1,078
PC/entry level server products     449     (11)       503     (71)     1,724
Systemedia products                511      (7)       551      (5)       577
Customer support services        2,112      (6)     2,238       3      2,174
Professional services              664       8        616      (3)       638
Data services                      110     (11)       123     (26)       167
Other                               59     (40)        99     (72)       354
----------------------------------------------------------------------------
Total                           $6,589      (5)    $6,963     (15)    $8,162
----------------------------------------------------------------------------

                                         NCR . 3

 The following table presents selected components of NCR's consolidated state-ments of operations, expressed on a percentage of revenue basis. The years ended December 31, 1996 and 1995, as adjusted, exclude the effects of restruc-turing and other charges.

                                          Year Ended December 31
                                       -----------------------------------
                                       1997    1996   1995    1996   1995
----------------------------------------------------------------------------
                                                   (As            (As
                                                Reported)      Adjusted)
 Revenue:
 Sales                                  56.0%   56.7%  63.0%   56.7%  63.0%
 Services                               44.0    43.3   37.0    43.3   37.0
----------------------------------------------------------------------------
 Total                                 100.0%  100.0% 100.0%  100.0% 100.0%
----------------------------------------------------------------------------
 Gross Margin:
 Sales                                  30.7%   30.3%   8.5%   30.6%  20.9%
 Services                               22.9    25.6   13.5    24.8   23.2
----------------------------------------------------------------------------
 Total                                  27.3    28.2   10.4    28.1   21.8
 Selling, general, and administrative
 expenses                               21.8    20.9   32.2    21.4   24.7
 Research and development expenses       5.8     5.4    7.2     5.6    5.9
----------------------------------------------------------------------------
 Income (loss) from operations          (0.3)%   1.9% (29.0)%   1.1%  (8.8)%
----------------------------------------------------------------------------

Revenue
Total revenue decreased 5% in 1997. When adjusted for the unfavorable impact of year-to-year changes in foreign currency exchange rates, revenue decreased 1%. In 1997, the decline in product sales revenue was primarily attributable to declines in computer products sales which more than offset increases in re-tail and financial product sales. Sales revenue in 1997 continued to be unfa-vorably impacted by NCR's decision to no longer sell PC/entry level server products through high-volume indirect channels. Total services revenue also decreased in 1997 as declines in customer support services and data services revenues more than offset increases in professional services revenue. In ad-dition, NCR's 1997 total revenue declined approximately 3% due to a substan-tial decrease in sales and services provided to AT&T.
 Total revenue decreased 15% from 1995 to 1996, principally due to NCR's deci-sion to no longer sell PC/entry level server products through high-volume in-direct channels. When PC/entry level server products and businesses sold are excluded from both 1996 and 1995, revenue from NCR's core businesses increased by 1% in 1996. When adjusted for the unfavorable impact of year-to-year changes in foreign currency exchange rates (particularly the Japanese yen), revenue from core businesses increased by 3%.

                                retail products

       1997............ $474 million
       1996............ $428 million
       1995............ $424 million

 Revenue from retail products increased 11% in 1997, following an increase of 1% in 1996. In 1997, retail point-of-sale terminal revenue in the Europe/Middle East/Africa and Asia/Pacific regions significantly increased. In 1996, gains in revenue from retail barcode scanner products more than offset a decline in revenue from retail point-of-sale terminals, driven principally by softness in the Europe/Middle East/Africa region.


                              financial products

       1997............ $1,069 million
       1996............ $1,007 million
       1995............ $1,026 million

 Revenue from financial products increased 6% in 1997, following a decrease of 2% in 1996. In 1997, revenue was favorably impacted by strong results in self service product sales in the Americas and the Europe/Middle East/Africa re-gions. In 1996, very significant increases in self service product demand in the United States were offset by declines in the Europe/Middle East/Africa and Asia/Pacific geographic regions. These declines were primarily due to general softness in the European banking and financial services markets, and a transi-tion in NCR's product offerings in Japan.


                               computer products

       1997............ $1,141 million
       1996............ $1,398 million
       1995............ $1,078 million

 Revenue from computer products decreased 18% in 1997 compared with an in-crease of 30% in 1996. The 1997 revenue decline reflects significant declines in small and medium server sales across all geographic regions which were only partially offset by an increase in sales of enterprise servers, used princi-pally in scalable data warehousing applications. The overall decrease in com-puter products revenue also reflects substantial reductions in AT&T purchases in 1997. The increase in 1996 was principally driven by growth in sales of NCR's WorldMarkTM product line which supports scalable data warehousing and high availability transaction processing systems and solutions. Substantially all geographic regions reported computer products revenue growth in 1996.

                                         NCR . 4
      pc/entry level
      server products

       1997............ $  449 million
       1996............ $  503 million
       1995............ $1,724 million

 In 1997, revenue from PC/entry level server products decreased 11%. The de-crease is principally related to comparisons in the first half of 1997, as the comparable period of 1996 continued to include some sales of PC/entry level server products through high-volume indirect channels. Revenue from PC/entry level server products decreased 71% in 1996 as compared with 1995, due primar-ily to NCR's decision to no longer sell these products through high-volume in-direct channels. NCR continues to offer its customers PC/entry level server products sourced from third parties as part of overall solution sales.


      systemedia
      products

       1997............ $511 million
       1996............ $551 million
       1995............ $577 million

 Sales of systemedia products decreased 7% in 1997, compared to a decrease of 5% in 1996. In 1997, revenue was unfavorably impacted by the strengthening of the U.S. dollar in relation to certain key foreign currencies and declines in demand for thermal fax paper. In 1996, the decreases were largely attributable to the unfavorable impact of the strengthening of the U.S. dollar and declines in paper prices.


      customer support
      services

       1997............ $2,112 million
       1996............ $2,238 million
       1995............ $2,174 million

 Revenue from customer support services decreased 6% in 1997 due principally to the unfavorable impact of the strengthening of the U.S. dollar in relation to certain key foreign currencies and AT&T's move to self-maintenance in con-nection with the Distribution. In 1996, revenue from customer support services grew 3% primarily due to new service offerings and continued expansion of multivendor services.


      professional
      services

       1997............ $664 million
       1996............ $616 million
       1995............ $638 million

 In 1997, revenue from professional services increased 8%, primarily in the Americas and Asia/Pacific regions; however, professional services revenue was unfavorably impacted by the overall decline in computer products sales revenue during 1997. Revenue from professional services decreased 3% in 1996, reflect-ing NCR's continued focus on scalable data warehousing and high availability transaction processing solutions, offset by the impact of the phaseout of cer-tain consulting offerings.

 Data services revenue declined 11% in 1997 and 26% in 1996 principally due to NCR's sale of its data services business in Switzerland at the beginning of 1996.

Operating Expenses
As a result of NCR's 1995 restructuring, operating expenses in 1995 included restructuring and other charges of $1,649 million, of which $636 million was recorded as cost of sales, $294 million as cost of services, $616 million as selling, general, and administrative expenses, and $103 million as research and development expenses. Operating expenses in 1996 included a release of re-structuring reserves of $55 million, of which $12 million was recorded as an increase to cost of sales, with corresponding decreases of $24 million, $31 million, and $12 million to cost of services, selling, general, and adminis-trative expenses, and research and development expenses, respectively. (See
Note 3 of Notes to Consolidated Financial Statements.) The effects of restruc-turing and other charges in 1996 and 1995 have been excluded from the discus-sion of operating expenses below. (See As Adjusted columns in the previous table on page 4.)
 Gross margin as a percentage of revenue decreased 0.8 percentage points in 1997, compared to a gross margin increase of 6.3 percentage points in 1996. The gross margin decline in 1997 consisted of a 0.1 percentage point increase in sales gross margin and a 1.9 percentage point decrease in services gross margin. The decrease in services margin was principally the result of NCR's fixed cost structure which was designed to support higher revenue levels than were realized in 1997, and higher than anticipated costs on certain profes-sional services contracts. Without the unfavorable impact of changes in for-eign exchange rates, the total gross margin percentage for 1997 would have approximated the 1996 total gross margin percentage. The gross margin improve-ment in 1996 consisted of a 9.7 percentage point improvement in sales gross margin, and a 1.6 percentage point improvement in services gross margin. The increase in sales gross margin in 1996

                                         NCR . 5
reflected improvements in margins in substantially all NCR product lines and a change in product mix, as revenues from lower-margin PC/entry level server products as a percentage of total sales revenue declined. The increase in services gross margin reflected improvements in the margins on substantially all NCR service offerings in 1996.
 Selling, general, and administrative expenses decreased $53 million or 4% in 1997, compared with a decrease of $527 million or 26% in 1996. The decrease in 1997 was primarily the result of continued focus on expense reduction, princi-pally in the area of general and administrative costs, as selling expenses in-creased slightly over 1996, consistent with NCR's focus on enhancing its sales and customer-facing work force. Overall, selling, general, and administrative expenses were favorably impacted by the strengthening of the U.S. dollar in relation to certain key foreign currencies in 1997 as compared with 1996. The decrease in selling, general, and administrative expenses in 1996 was primar-ily the result of NCR's business restructuring. Specifically, the restructur-ing included a focus on reducing the number of detailed industry solutions offered from six industries to three (retail, financial, and communications), general cost reductions, and the decision to no longer sell PC/entry level server products through high-volume indirect channels. In addition, the amount of general corporate overhead costs allocated to NCR by AT&T decreased approx-imately $88 million in 1996. This decrease was the result of NCR beginning to manage certain corporate and administrative functions in 1996 which were pre-viously provided substantially by AT&T. As a percentage of revenue, selling, general, and administrative expenses were 21.8%, 21.4% and 24.7% in 1997, 1996, and 1995, respectively.
 Research and development expenses decreased $9 million or 2% in 1997, com-pared with a decrease of $92 million or 19% in 1996. As a percentage of reve-nue, research and development expenses increased slightly to 5.8% in 1997 compared to 5.6% in 1996. In 1997, NCR's research and development expenses re-flected an increased focus on systems and solutions-based development efforts. As a percentage of revenue, research and development expenses were 5.6% in 1996 and 5.9% in 1995. The decrease in 1996 was primarily attributable to NCR's decision to no longer develop and manufacture PCs. In addition, research and development expenses decreased due to the consolidation and elimination of redundant engineering activities and due to a focus of research and develop-ment efforts on specific targeted industries using common platforms and tech-nologies.

Income (Loss) Before Income Taxes
NCR reported an operating loss of $19 million in 1997, operating income of $75 million (excluding a release of restructuring reserves of $55 million) in 1996 and an operating loss of $722 million (excluding restructuring and other charges of $1,649 million) in 1995.
 Interest expense was $15 million in 1997, $56 million in 1996, and $90 mil-lion in 1995. The decrease in 1997 was the result of reduced debt levels. In-terest expense in 1995 and 1996 includes amounts charged by AT&T on interest-bearing cash advances, which were contributed to NCR by AT&T and were recorded in shareholders' equity as of the Distribution date.
 Other income, net, was $61 million in 1997, $36 million in 1996, and $45 mil-lion in 1995. The $25 million increase in 1997 was principally attributable to higher interest income on increased levels of short-term investments. The 1995 other income amount includes a gain on sale of NCR's microelectronics compo-nents business of $51 million.
 NCR reported income before taxes of $27 million in 1997 and $55 million (ex-cluding a release of restructuring reserves of $55 million) in 1996 compared with a loss before taxes of $767 million (excluding restructuring and other charges of $1,649 million) in 1995.

Net Income (Loss)
Income tax expense was $20 million in 1997 and $219 million in 1996, compared with an income tax benefit of $136 million in 1995. NCR's tax provisions in 1997 and 1996 resulted from a provision for income taxes in those foreign tax jurisdictions where NCR's subsidiaries are profitable, and an inability to re-flect tax benefits related to tax losses reported in certain tax jurisdic-tions, primarily the United States. The 1997 provision reflected the favorable results of certain programs implemented in 1997 which lowered tax expense. The 1996 tax provision included an unfavorable adjustment of $82 million related to international restructuring tax benefits that were originally recorded in 1995 and determined not to be realizable in 1996 as a result of utilization of a larger amount of the overall restructuring reserves within the United States. The benefit of $136 million in 1995 was primarily attributable to for-eign operating losses largely resulting from the 1995 restructuring charges incurred by those foreign subsidiaries that were historically profitable.
 Net income was $7 million in 1997 and reflected a substantial unfavorable im-pact from the strengthening of the U.S. dollar in relation to certain key for-eign currencies. Net losses were $109 million in 1996 and $2,280 million in 1995. The net loss in 1996 included an unfavorable impact from restructuring of $27 million ($55 million pre-tax benefit). The net loss in 1995 included restructuring and other charges of $1,415 million ($1,649 million pre-tax charge).

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES
NCR's cash, cash equivalents, and short-term investments totaled $1,129 mil-lion at December 31, 1997, compared with $1,203 million at December 31, 1996 and $338 million at December 31, 1995.
 NCR generated $248 million of cash from operations in 1997 and $368 million in 1996, while using $824 million of cash in operations in 1995. The 1996 cash generated from operations was significantly impacted by restructuring activi-ties, in that both accounts receivable and inventories decreased substan-

                                         NCR . 6
tially (due in large part to NCR's decision to no longer produce PCs or to sell PC/entry level server products through high-volume indirect channels) and $518 million of cash was used in connection with restructuring activities. The 1997 cash flow from operations includes increases in accounts receivable and inventories associated with normal business activities and cash utilized for payment of restructuring activities of $82 million. The increase in cash from operating activities of $1,192 million in 1996 compared to 1995 was primarily attributable to improvements in NCR's reported operating results over 1995 and significant declines in accounts receivable and inventories, partially offset by cash payments for restructuring of $518 million. Receivable balances de-creased $451 million from December 31, 1995 to December 31, 1996, due princi-pally to NCR's decision to no longer sell PC/entry level servers through high-volume indirect channels, a reduction in receivable balances due to the sale of the Switzerland data services business, and overall improvements in receiv-ables management. Inventory balances decreased $182 million in 1996 from year-end 1995 resulting from exiting the PC manufacturing business, overall improved supply line management, and an increased focus on inventory manage-ment practices.
 Net cash used in investing activities was $524 million, $395 million, and $11 million in 1997, 1996, and 1995, respectively. These net cash outflows primar-ily represent purchases of short-term investments and capital expenditures for property, plant and equipment and reworkable service parts, offset by proceeds from sales of various long-lived assets. The $11 million of net investing ac-tivities in 1995 included proceeds of $338 million from the sale of the micro-electronics components business. Capital expenditures, a historically significant component of investing activities, were $309 million, $423 mil-lion, and $498 million, for the years ended 1997, 1996, and 1995, respective-ly. Capital expenditures generally relate to expenditures for reworkable parts used to service customer equipment, expenditures for equipment and facilities used in manufacturing and research and development, and expenditures for fa-cilities to support sales and marketing activities.
 Net cash provided by financing activities was $62 million, $895 million, and $696 million for the years ended 1997, 1996, and 1995, respectively. In 1996 and 1995, NCR relied on AT&T to provide financing for its operations. The cash flows reflected as transfers from AT&T in the consolidated statements of cash flows represent capital infusions that were used to fund NCR's ongoing opera-tions and restructuring activities and were recorded in the consolidated fi-nancial statements as increases in shareholders' equity. Third party debt of $312 million was repaid in 1995 and an additional $225 million was repaid in 1996. Prior to the date of the Distribution, AT&T made decisions regarding NCR's financing activities including cash management and debt structure.
 In 1996, NCR entered into a five-year, unsecured revolving credit facility with a syndicate of commercial banks and financial institutions. The credit facility provides that NCR may borrow from time to time on a revolving credit basis an aggregate principal amount of up to $600 million. NCR expects to be able to use the available funds at any time for capital expenditure needs, re-payment of existing debt obligations, working capital, and general corporate purposes. The credit facility matures in 2001 and contains certain representa-tions and warranties, conditions, affirmative, negative and financial cove-nants, and events of default customary for such a facility. Interest rates charged on borrowings outstanding under the credit facility are based on mar-ket rates. In addition, a portion of the credit facility is available for the issuance of letters of credit as required by NCR. No amounts were outstanding under the facility as of December 31, 1997 or 1996.
 NCR believes that cash flows from operations, the credit facility, and other short- and long-term debt financings, if any, will be sufficient to satisfy its future working capital, research and development, capital expenditure, and other financing requirements for the foreseeable future.

FACTORS THAT MAY AFFECT FUTURE RESULTS
Management's Discussion and Analysis of Results of Operations and Financial Condition contains information based on management's beliefs and forward-look-ing statements that involve a number of risks, uncertainties, and assumptions. There can be no assurances that actual results will not differ materially from the forward-looking statements as a result of various factors, including, but not limited to, the following:
 NCR's ability to improve its operating results depends significantly upon its ability to profitably grow revenue, improve gross margins, maintain expense discipline, and improve its effective tax rate. There can be no assurances that NCR will not face unforeseen costs, delays or other impediments in the implementation of its strategies and business plans, that its strategies and business plans will generate the expected benefits, or that NCR's strategies will be successful. The success of NCR's strategies will also depend, among other things, upon the technologies, actions, products, and strategies of NCR's current and future competitors, general domestic and foreign economic and business conditions, the condition of the information technology industry and the industries in which NCR's customers operate, and other factors, in-cluding those described below.
 The markets for many of NCR's offerings are characterized by rapidly changing technology, evolving industry standards and a movement toward common industry standards making differentiation more difficult, frequent new product intro-ductions, and the increasing commoditization of products, including servers and other computer products. NCR's operating results depend to a significant extent on its ability to design, develop, or otherwise obtain and introduce new products, services, systems, and solutions that are competitive in the marketplace. The success of these and other new offerings is dependent on many factors, including proper identification of customer needs, cost, timely com-pletion and introduction, dif-

                                         NCR . 7
ferentiation from offerings of NCR's competitors, and market acceptance. The ability to successfully introduce new competitive products, services offer-ings, and solutions could have a significant impact on NCR's results of opera-tions.
 Due to NCR's focus on providing complex integrated solutions to customers, NCR frequently relies on third parties to provide significant elements of NCR's offerings, which must be integrated with the elements provided by NCR. In December 1997, NCR announced its intention to outsource the manufacture of its retail and computer products to Solectron. NCR has from time to time formed other alliances with third parties that have complementary products, services, and skills. These business practices often require NCR to rely on the performance and capabilities of third parties which are beyond NCR's con-trol. NCR's reliance on third parties, potentially including Solectron, intro-duces a number of risks to NCR's business. In addition to the risk of non-performance by alliance partners or other third parties, the need to integrate elements provided by NCR with those of third parties could result in delays in the introduction of new products, services, systems, or solutions. Further, the failure of any of these third parties to provide, on a timely basis, prod-ucts or services that conform to NCR's specifications or quality standards could impair the ability of NCR to offer solutions that include such third party elements or may impair the quality of such solutions. Any of these fac-tors could have an adverse impact on NCR's financial condition or results of operations.
 A number of NCR's products and systems rely on specific suppliers for micro-processors, operating systems, and other central components. For example, NCR's computer systems are based on microprocessors and related peripheral chip technology designed by Intel Corporation. NCR incorporates UNIX(R) and Microsoft Windows NT(R) operating systems into its products and utilizes Ora-cle Corporation's and Informix Corporation's commercial databases for NCR's high availability transaction processing solutions. The failure of any of these technologies to remain competitive, either individually or as part of a system or solution, or the failure of these providers to continue such tech-nologies, could adversely impact NCR's financial condition or results of oper-ations.
 NCR also uses many standard parts and components in its products and systems, and believes there are a number of competent vendors for most required parts and components. However, a number of important components are developed by and purchased from single sources due to price, quality, technology, or other con-siderations. In some cases, those components are available only from single sources. The process of substituting new producers of such parts could ad-versely impact NCR's results of operations.
 NCR faces significant competition in the geographic areas in which it oper-ates. Its markets are characterized by continuous, rapid technological change, short product life cycles, frequent product performance improvements, price and cost reductions, and the need to introduce products in a timely manner in order to take advantage of market opportunities. Product development or manu-facturing delays, changes in product costs, and delays in customer purchases of existing products in anticipation of new product introductions are among the factors that may adversely impact the transition from current products to new products. In addition, the timing of introductions of new products and services offered by NCR's competitors could impact the future operating re-sults of NCR, particularly when these introductions coincide with or precede NCR's own new products, services, systems, and solutions introductions. Like-wise, some of NCR's new products, services, and solutions may replace or com-pete with NCR's current offerings. NCR's future operating results will also depend upon its ability to forecast the proper mix of products, services, sys-tems, and solutions to meet the demands of its customers.
 The significant competition in the information technology industry has re-sulted in decreased gross margins for many companies in recent years and could continue to do so in the future. Future operating results will depend in part on NCR's ability to mitigate such margin pressure by maintaining a favorable mix of products, services, systems, solutions, and other revenues and by achieving component cost reductions and operating efficiencies. Changes in the mix of products, services, systems, and solutions revenues could cause operat-ing results to vary. NCR's future operating results may depend on its recogni-tion of and expansion into new and emerging markets. Failure to recognize and penetrate these markets in a timely fashion with the proper mix of products, services, systems, and solutions could have an adverse effect on NCR's finan-cial condition or results of operations.
 NCR's success is dependent on, among other things, its ability to attract and retain the highly-skilled technical, sales, and other personnel necessary to enable NCR to successfully develop and sell new and existing products, servic-es, systems, and solutions.
 NCR's sales are historically seasonal, with higher reported revenue in the fourth quarter of each year. Consequently, during the three quarters ending in March, June, and September, NCR has historically experienced less favorable results than in the quarter ending in December. Such seasonality also causes NCR's working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume, timing, and mix of product sales and services revenues. In addition, in many quarters, a large portion of NCR's revenue is realized in the final month of the quarter. Operating expenses are relatively fixed in the short term and often cannot be materially reduced in a particular quarter if revenue for that quarter falls below anticipated levels.
 International operations represented approximately 58% of NCR's consolidated revenue in 1997. Specifically, Japan, the United Kingdom, Germany, and France represented approximately 13%, 6%, 5%, and 3%, respectively, of NCR's consoli-dated revenue. NCR's international operations are subject to a number of risks inherent in operating abroad. Such operations

                                         NCR . 8
may be adversely affected by a variety of factors, many of which cannot be readily foreseen and over which NCR has little or no control. A significant change in the value of the dollar or other functional currencies against the currency of one or more countries where NCR recognizes revenues or earnings, manufactures product, or maintains net asset investments may adversely impact future operating results. NCR attempts to mitigate a portion of such changes through the use of foreign currency contracts.
 NCR's tax rate is dependent upon the geographical composition of taxable earnings and NCR's ability to realize the benefits from tax losses in certain tax jurisdictions. To the extent that NCR is unable to reflect tax benefits from net operating losses and tax credits, arising primarily in the United States, to offset provisions for income taxes attributable to its profitable foreign subsidiaries, NCR's overall effective tax rate could increase.
 In the normal course of business, NCR is subject to regulations, proceedings, lawsuits, claims, and other matters, including actions under laws and regula-tions related to the environment and health and safety, among others. Such matters are subject to the resolution of many uncertainties and, accordingly, outcomes are not predictable with assurance. NCR believes the amounts provided in its consolidated financial statements as prescribed by generally accepted accounting principles, are currently adequate in light of the probable and es-timable liabilities. However, there can be no assurances that the amounts re-quired to discharge alleged liabilities from lawsuits, claims, legal proceedings and other matters, including environmental matters, and to comply with applicable environmental laws and regulations, will not materially impact future financial condition or operating results.

Year 2000
The Year 2000 compliance issues concern the inability of certain computerized information systems to properly recognize date-sensitive information as the year 2000 approaches. Systems that do not recognize such information could generate erroneous data or cause systems to fail. Year 2000 issues impact NCR and substantially all companies in the industries in which NCR operates. More specifically, Year 2000 issues impact certain of NCR's internal information systems and certain of the products and services it has provided to its cus-tomers. This exposes NCR to potential risks which include possible failure or malfunction of its internal information systems, problems with the products and services it has provided to its customers and the potential for increased warranty and other claims, among others. NCR has developed plans to address the key risks it faces in relation to potential Year 2000 issues. These plans include replacing or upgrading affected internal information systems and de-veloping Year 2000 qualified products for its customers. The impact of Year 2000 compliance on NCR's consolidated financial position, results of opera-tions, and cash flows is not fully determinable. There can be no assurances that the potential costs associated with Year 2000 compliance issues would not have a material impact on NCR's consolidated financial condition, results of operations, and cash flows.

DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISK
NCR is exposed to market risk, including changes in foreign currency exchange rates and interest rates. NCR uses a variety of measures to monitor and manage these risks, including derivative financial instruments. Because a substantial portion of NCR's operations and revenue occur outside the United States, NCR's results can be significantly impacted by changes in foreign currency exchange rates. To manage the exposures to changes in currency exchange rates, NCR en-ters into various derivative financial instruments such as forward contracts, swaps, and options. NCR does not hold or enter into derivative financial in-struments for trading purposes. These instruments generally mature within twelve months. At inception, the derivative instruments are designated as hedges of inventory purchases and sales and certain financing transactions which are firmly committed or forecasted. Gains and losses on qualifying hedged transactions are deferred and recognized in the determination of income when the underlying transactions are realized, canceled, or otherwise termi-nated. When hedging certain foreign currency transactions of a long-term in-vestment nature, gains and losses are recorded in the currency translation adjustment component of shareholders' equity. Gains and losses on other for-eign exchange contracts are generally recognized currently in other income or expense as exchange rates change.
 The table below summarizes information about instruments sensitive to cur-rency exchange rates, primarily foreign currency forward contracts, options, and swaps at December 31, 1997 (in millions except for average contract rates):

                       U.S. Dollar Value of Net Foreign
                              Exchange Contracts

                         Net
                      Underlying           Average
                       Currency            Contract
                       Exposure              Rate
                      Associated           (Foreign
                     with Firmly           Currency
                      Committed   Notional  per US
                     Transactions  Value    Dollar) Gain/(Loss)
---------------------------------------------------------------
 Forward Contracts:
 British Pound           $86        $575        .61    $ 9
 Japanese Yen             33          33     115.52      3
 German Mark             171         171       1.72      4
 Canadian Dollar           5          72       1.37     (3)
 Italian Lira             12          12   1,717.72      -
 Swiss Franc              12          12       1.41      -
 Spanish Peseta           45          45     147.17     (1)
 Cross-currency,
 non-U.S. dollar         188         188        N/A    (28)
 Other                    81         108        N/A      5
 Options:
 French Franc             40          78       5.85      -
 Swedish Krona             3           3       7.71      -
 Swaps:
 Cross-currency,
 non-U.S. dollar         173         173        N/A    (20)

                                         NCR . 9

 The derivative forward contracts in excess of net underlying exposures asso-ciated with firmly committed transactions hedge forecasted transactions, in-cluding inventory production by NCR's manufacturing units, which are expected to be realized in the near-term. The derivative option contracts are primarily collars which provide NCR the right to buy certain currencies from counterparties at specified rates. These contracts include similar rights for the counterparties, thereby limiting NCR's potential gains on the underlying exposures.
 NCR is exposed to changes in interest rates primarily as a result of its bor-rowing and investing activities. NCR holds short-term investments and borrowings and long-term debt in order to maintain liquidity and fund its business operations. These financial instruments are held for purposes other than trading. NCR does not generally use derivative financial instruments to alter the interest rate characteristics of its investment holdings or debt in-struments. Notes 5 and 9 of the Notes to Consolidated Financial Statements present the carrying value, fair value, and other information related to NCR's outstanding borrowings at December 31, 1997. The interest rate risk associated with NCR's investment holdings at December 31, 1997 is not material in rela-tion to NCR's consolidated financial position, results of operations, or cash flows.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT
In October 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-2, "Software Revenue Recognition," which supersedes SOP 91-1 of the same title. SOP 97-2 provides guidance on applying generally accepted accounting principles for recognizing revenue on software transactions and establishes criteria for the measurement of revenue for software arrangements consisting of multiple elements such as future upgrades, post contract support and addi-tional products or services. SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. The impact on NCR's consolidated financial position, results of operations, and cash flows, of adopting this Statement is not expected to be material.

                                         NCR . 10

REPORT OF MANAGEMENT

NCR management is responsible for the preparation, integrity, and objectivity of NCR's consolidated financial statements and other financial information pre-sented in this Annual Report. The accompanying consolidated financial state-ments were prepared in accordance with generally accepted accounting principles and include certain amounts based on currently available information and man-agement's judgment of current conditions and circumstances.
 NCR maintains an internal control structure designed to provide reasonable as-surance, at reasonable cost, that NCR's assets are safeguarded, and that trans-actions are properly authorized, executed, recorded, and reported. This structure is supported by the selection and training of qualified personnel, by the proper delegation of authority and division of responsibility, and through dissemination of written policies and procedures. An ongoing program of inter-nal audits and operational reviews assists management in monitoring the effec-tiveness of these controls, policies, and procedures. The accounting systems and related other controls are modified and improved in response to changes in business conditions and operations, and recommendations made by NCR's indepen-dent accountants and internal auditors.
 Price Waterhouse LLP, independent accountants, are engaged to perform audits of NCR's consolidated financial statements. These audits are performed in ac-cordance with generally accepted auditing standards, which include the consid-eration of NCR's internal control structure.
 The Audit and Finance Committee of the Board of Directors, consisting entirely of independent directors who are not employees of NCR, monitors the accounting, reporting, and internal control structure of NCR. NCR's independent accoun-tants, internal auditors, and management have complete and free access to the Audit and Finance Committee, which periodically meets directly with each group to ensure that their respective duties are being properly discharged.

/s/ Lars Nyberg
-------------------------
Lars Nyberg
Chairman of the Board and
Chief Executive Officer

/s/ John L. Giering
-------------------------
John L. Giering
Senior Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS
To the Shareholders and Board of Directors of NCR Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in shareholders' equity, and cash flows present fairly, in all material respects, the consolidated financial position of NCR Corporation and its subsidiaries at December 31, 1997, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles. These finan-cial statements are the responsibility of NCR Corporation's management; our re-sponsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with gener-ally accepted auditing standards which require that we plan and perform the au-dit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by man-agement, and evaluating the overall financial statement presentation. We be-lieve that our audit provides a reasonable basis for the opinion expressed above. The consolidated financial statements of NCR Corporation for the years ended December 31, 1996 and 1995 were audited by other independent accountants whose report dated January 21, 1997 expressed an unqualified opinion on those statements.

/s/ Price Waterhouse LLP
Dayton, Ohio
January 21, 1998

                                        NCR . 11

NCR CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
In millions,
except per share amounts

                                                            Year Ended
                                                            December 31
                                                       -----------------------
                                                         1997    1996     1995
-------------------------------------------------------------------------------
REVENUE
Sales                                                  $3,687  $3,946  $ 5,138
Services                                                2,902   3,017    3,024
-------------------------------------------------------------------------------
TOTAL REVENUE                                           6,589   6,963    8,162
-------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                           2,555   2,751    4,699
Cost of services                                        2,236   2,246    2,617
Selling, general, and administrative expenses           1,436   1,458    2,632
Research and development expenses                         381     378      585
-------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                6,608   6,833   10,533
-------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS                             (19)    130   (2,371)
Interest expense                                           15      56       90
Other income, net                                         (61)    (36)     (45)
-------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                          27     110   (2,416)
Income tax expense (benefit)                               20     219     (136)
-------------------------------------------------------------------------------
NET INCOME (LOSS)                                      $    7  $ (109) $(2,280)
-------------------------------------------------------------------------------
NET INCOME (LOSS) PER COMMON SHARE, BASIC AND DILUTED  $  .07  $(1.07) $(22.49)
-------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING              102.0   101.4    101.4
-------------------------------------------------------------------------------

The notes on pages 16 through 28 are an integral part of the consolidated fi-nancial statements.

                                         NCR . 12

NCR CORPORATION
CONSOLIDATED BALANCE SHEETS
In millions,
except per share amounts

                                                               At December 31
                                                               ----------------
                                                                  1997     1996
-------------------------------------------------------------------------------
Assets
Current assets
 Cash and short-term investments                               $ 1,129  $ 1,203
 Accounts receivable, net                                        1,471    1,457
 Inventories                                                       489      439
 Other current assets                                              182      219
-------------------------------------------------------------------------------
Total Current Assets                                             3,271    3,318
-------------------------------------------------------------------------------
Reworkable service parts, net                                      248      277
Property, plant, and equipment, net                                858      930
Other assets                                                       916      755
-------------------------------------------------------------------------------
Total Assets                                                   $ 5,293  $ 5,280
-------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities
 Short-term borrowings                                         $    59  $    28
 Accounts payable                                                  378      352
 Payroll and benefits liabilities                                  343      383
 Customer deposits and deferred service revenue                    348      348
 Other current liabilities                                         836      856
-------------------------------------------------------------------------------
Total Current Liabilities                                        1,964    1,967
-------------------------------------------------------------------------------
Long-term debt                                                      35       48
Pension and indemnity liabilities                                  342      300
Postretirement and postemployment benefits liabilities             813      777
Other liabilities                                                  522      503
Minority interests                                                 264      289
-------------------------------------------------------------------------------
Total Liabilities                                                3,940    3,884
-------------------------------------------------------------------------------
Commitments and contingencies
Shareholders' Equity
 Preferred stock: par value $.01 per share, 100.0 shares
  authorized, no shares issued or outstanding at December 31,
  1997 and 1996                                                      -        -
 Common stock: par value $.01 per share, 500.0 shares
  authorized, 103.2 and 101.4 shares issued and outstanding at
  December 31, 1997 and 1996, respectively                           1        1
 Paid-in capital                                                 1,438    1,394
 Retained earnings                                                   7        -
 Other                                                             (93)       1
-------------------------------------------------------------------------------
Total Shareholders' Equity                                       1,353    1,396
-------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                     $ 5,293  $ 5,280
-------------------------------------------------------------------------------

The notes on pages 16 through 28 are an integral part of the consolidated fi-nancial statements.

                                         NCR . 13

NCR CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions

                                                     Year Ended December
                                                              31
                                                     -----------------------
                                                       1997    1996     1995
-----------------------------------------------------------------------------
Operating Activities
Net income (loss)                                    $    7  $ (109) $(2,280)
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
 Depreciation and amortization                          383     385      350
 Deferred income taxes                                   13     241     (236)
 Restructuring and other charges                          -     (55)   1,649
 Net (gain) loss on sales of assets                       4      13       (1)
Changes in operating assets and liabilities
 Receivables                                            (14)    451     (102)
 Inventories                                            (50)    182      (72)
 Accounts payable and other current liabilities         (34)   (882)      31
 Other operating assets and liabilities                 (61)    142     (163)
-----------------------------------------------------------------------------
Net Cash Provided By (Used In) Operating Activities     248     368     (824)
-----------------------------------------------------------------------------
Investing Activities
Purchases of short-term investments                    (685)   (284)    (493)
Sales of short-term investments                         482     268      667
Expenditures for reworkable service parts              (147)   (207)    (172)
Expenditures for property, plant, and equipment        (162)   (216)    (326)
Proceeds from sales of assets                            99      98      415
Other investing activities                             (111)    (54)    (102)
-----------------------------------------------------------------------------
Net Cash Used in Investing Activities                  (524)   (395)     (11)
-----------------------------------------------------------------------------
Financing Activities
Short-term borrowings, net                               31     (17)     (35)
Proceeds from issuance of long-term debt                  -      30        9
Repayments of long-term debt                            (13)   (312)    (312)
Transfers from AT&T, net                                  -   1,194    1,034
Other financing activities                               44       -        -
-----------------------------------------------------------------------------
Net Cash Provided by Financing Activities                62     895      696
-----------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash
 equivalents                                            (63)    (19)     (10)
-----------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents       (277)    849     (149)
Cash and Cash Equivalents at Beginning of Year        1,163     314      463
-----------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year             $  886  $1,163  $   314
-----------------------------------------------------------------------------

The notes on pages 16 through 28 are an integral part of the consolidated fi-nancial statements.

                                         NCR . 14

NCR Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
In millions

                        Common Stock
                        ------------- Paid-in AT&T's Net         Retained
                        Shares Amount Capital Investment  Other  Earnings   Total
----------------------------------------------------------------------------------
January 1, 1995                                  $ 1,556   $134           $ 1,690
 Net loss                                         (2,280)     -            (2,280)
 Currency translation
  adjustments                                          -    (64)              (64)
 Other, principally
  additional minimum
  pension liability                                    -    (22)              (22)
 Transfers from AT&T,
  net                                              1,034      -             1,034
----------------------------------------------------------------------------------
December 31, 1995                                    310     48               358
 Net loss                                           (109)     -              (109)
 Currency translation
  adjustments                                          -    (58)              (58)
 Other, principally
  additional minimum
  pension liability                                    -     11                11
 Transfers from AT&T,
  net                                              1,194      -             1,194
 Distribution of NCR
  common stock by AT&T     101    $ 1  $1,394     (1,395)     -                 -
----------------------------------------------------------------------------------
December 31, 1996          101      1   1,394          -      1             1,396
 Net income                  -      -       -          -      -       $ 7       7
 Currency translation
  adjustments                -      -       -          -    (79)        -     (79)
 Other, principally
  stock issued under
  employee stock
  purchase and stock
  compensation plans
  and additional
  minimum pension
  liability                  2      -      44          -    (15)        -      29
----------------------------------------------------------------------------------
December 31, 1997          103    $ 1  $1,438    $     -   $(93)      $ 7 $ 1,353
----------------------------------------------------------------------------------

Effective December 31, 1996, AT&T distributed to its shareholders all of its interest in NCR. The distribution resulted in 101.4 million shares of NCR com-mon stock outstanding as of December 31, 1996. Prior to the Distribution, NCR was a wholly-owned subsidiary of AT&T. (See Note 1.)
The notes on pages 16 through 28 are an integral part of the consolidated fi-nancial statements.

                                         NCR . 15

NCR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1.
Description of Business and Significant Accounting Policies

Description of Business
NCR Corporation and its subsidiaries (NCR) provide solutions designed to ena-ble businesses to better understand and serve their customers through the ability to capture and analyze information. With more than 100 years of expe-rience, NCR provides specific solutions to businesses in the retail, financial and communications industries. NCR is a global provider of scalable data ware-housing, self service, and point-of-sale workstation and barcode scanner sys-tems and solutions. NCR also provides worldwide customer support services and professional consulting and markets a complete line of consumable and media products.
 Effective December 31, 1996, AT&T Corp. (AT&T) distributed to its sharehold-ers all of its interest in NCR on the basis of one share of NCR common stock for each 16 shares of AT&T common stock (the Distribution). The Distribution resulted in 101.4 million shares of NCR common stock outstanding as of Decem-ber 31, 1996. From September 19, 1991 to the Distribution date, NCR was a wholly-owned subsidiary of AT&T; previously, NCR was a separate publicly-traded company.

Financial Statement Presentation
Subsequent to the Distribution, NCR's consolidated financial statements re-flect the results of operations, financial position, and cash flows of NCR as it operates on a stand-alone separate company basis. NCR's consolidated finan-cial statements at and prior to the Distribution reflect the results of opera-tions, financial position, and cash flows of NCR as if NCR were a separate entity and were derived from the consolidated financial statements of AT&T us-ing historical results of operations and the historical bases in the assets and liabilities of the businesses operated by NCR.
 Prior to the Distribution, changes in AT&T's net investment represented capi-tal contributions, interest-bearing cash advances made by AT&T to NCR, and the net income (loss) of NCR including cost allocations from AT&T. NCR's financing requirements during AT&T's ownership were primarily provided through capital contributions and interest-bearing cash advances from AT&T. NCR's historical consolidated statements of operations include interest expense relating to such interest-bearing cash advances, which were contributed to NCR by AT&T and included in shareholders' equity as of December 31, 1996. NCR began accumulat-ing its retained earnings effective January 1, 1997.
 Prior to the Distribution, general corporate overhead related to AT&T's cor-porate headquarters and common support functions was allocated to NCR, to the extent such amounts were applicable to NCR, based on the ratio of NCR's exter-nal costs and expenses to AT&T's external costs and expenses. Management be-lieves these allocations are reasonable. However, the costs of these services charged to NCR may not necessarily be indicative of the costs that would have been incurred if NCR had performed these functions as a stand-alone entity. As a result of the Distribution, NCR began using its own resources or purchased services to perform these functions and is fully responsible for the costs and expenses associated with the management of a public corporation.
 The financial information for the years ended December 31, 1996 and 1995 may not necessarily reflect the consolidated results of operations, financial po-sition, changes in shareholders' equity, and cash flows of NCR had NCR been a separate entity during those periods.

Basis of Consolidation
The consolidated financial statements include the accounts of NCR and its ma-jority-owned subsidiaries in which NCR exercises significant influence. Long-term investments in affiliated companies in which NCR exercises significant influence, but which it does not control (generally ownership interests of 20% to 50%) are accounted for under the equity method. Investments in which NCR has less than a 20% ownership interest are accounted for under the cost meth-od. All significant intercompany transactions and accounts have been eliminat-ed.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are made when accounting for uncollectible ac-counts receivable, excess and obsolete inventory, product warranty, deprecia-tion and amortization, employee benefit plans, income taxes, restructuring charges, and environmental and other contingencies, among others.

Foreign Currency
For most NCR international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are trans-lated at average exchange rates prevailing during the year. Currency transla-tion adjustments resulting from fluctuations in exchange rates are recorded as a separate component of shareholders' equity.
 In the normal course of business, NCR enters into various financial instru-ments, including derivative financial instruments, for purposes other than trading. Derivative financial instruments are not entered into for speculative purposes. The use of foreign exchange forward contracts, options and swaps al-lows NCR to reduce its exposure to changes in currency

                                         NCR . 16
exchange rates. Derivatives used as a part of NCR's risk management strategy must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. NCR primarily uses forward contracts to hedge its foreign currency exposures relating largely to inventory purchases by marketing units and inventory sales by manufacturing units. For foreign ex-change contracts that hedge firm commitments, the gains and losses are de-ferred and recognized as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled, or otherwise terminated. For foreign exchange contracts that hedge anticipated transactions, gains and losses are recognized currently in other income and expense as exchange rates change. For foreign exchange options that hedge anticipated transactions, gains are de-ferred and recognized as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled, or otherwise terminated. When hedg-ing certain foreign currency transactions of a long-term investment nature, gains and losses are recorded in the currency translation adjustment component of shareholders' equity. Cash payments are primarily based on net gains and losses related to foreign exchange derivatives and are included in cash flows from operating activities in the consolidated statements of cash flows.

Revenue Recognition
Revenue from product sales is generally recognized upon performance of con-tractual obligations, such as shipment, installation, or customer acceptance. To the extent that significant obligations remain or significant uncertainties exist about customer acceptance of products at the time of sale, product sales revenue is not recognized until the obligations are satisfied or the uncer-tainties are resolved. Provision for product warranties and sales returns and allowances is recorded in the period in which the related revenue is recog-nized. Services revenue is recognized proportionately over the contract period or as services are performed.

Research and Development Expenses
Research and development expenses are charged to operations as incurred. Costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. These costs are recorded as capitalized software and generally amortized over no more than three years. Capitalized software is subject to an ongoing assessment of recoverability based upon anticipated future revenues and identified changes in hardware and software technologies. Costs capital-ized include direct labor and related overhead costs. Amortization of capital-ized software development costs was $66 million in 1997 and 1996, and $57 million in 1995. Accumulated amortization for software development costs was $125 million and $104 million at December 31, 1997 and 1996, respectively.

Income Taxes
Income tax expense (benefit) is provided based on income (losses) before in-come taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax laws. NCR records valuation allowances related to its deferred income tax assets when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax as-sets will not be realized.
 NCR's operations were included in the income tax returns filed by AT&T from September 19, 1991 through the Distribution date. However, income tax expense (benefit) in NCR's consolidated financial statements has been calculated as if NCR had filed separate income tax returns for all periods presented.

Net Income (Loss) Per Common Share
In connection with the Distribution, AT&T distributed all of its interest in NCR, on the basis of one share of NCR common stock for each 16 shares of AT&T common stock. This resulted in 101.4 million shares of NCR common stock out-standing as of December 31, 1996. The net income (loss) per common share amounts, as presented in the consolidated statements of operations, were cal-culated by dividing the net income (loss) by 102.0 million shares of common stock in 1997 and 101.4 million shares of common stock in 1996 and 1995. For the year ended December 31, 1997, the dilutive effect of outstanding stock op-tions had no impact on reported net income per common share. Outstanding stock options and replacement stock options during the years ended December 31, 1996 and 1995 were not considered in calculating the net loss per common share since their effects would be antidilutive.

Cash and Cash Equivalents
All short-term, highly liquid investments having maturities of three months or less at the date of acquisition are considered to be cash equivalents.

Short-term Investments
Short-term investments include certificates of deposit, commercial paper and other investments having maturities greater than three months at the date of acquisition. Such investments are stated at cost which approximates fair value at December 31, 1997 and 1996.

                                         NCR . 17

Inventories
Inventories are stated at the lower of average cost or market.

Long Lived Assets
Property, plant, and equipment, and reworkable service parts are stated at cost less accumulated depreciation. Reworkable service parts are those parts that can be reconditioned and used in installation and ongoing maintenance services and integrated service solutions for NCR's customers. Depreciation is computed over the estimated useful lives of the related assets primarily on the straight-line basis. Buildings are depreciated over 25 to 45 years, machinery and equipment over three to ten years and reworkable service parts over three to five years.

Reclassifications
Certain prior years amounts have been reclassified to conform to the 1997 pre-sentation.

Recently Issued Accounting Pronouncement
In October 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-2, "Software Revenue Recognition", which supersedes SOP 91-1 of the same ti-tle. SOP 97-2 provides guidance on applying generally accepted accounting prin-ciples for recognizing revenue on software transactions and establishes criteria for the measurement of revenues for software arrangements consisting of multiple elements such as future upgrades, post contract support, and addi-tional products or services. SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. The impact on NCR's consolidated financial position, results of operations, and cash flows of adopting this Statement is not expected to be material.

NOTE 2.
Supplementary Financial Information

                                  Year Ended
                                 December 31
                                ----------------
In millions                     1997  1996  1995
------------------------------------------------
Other Income
Interest income                 $52   $29   $29
Gain (loss) on sales of assets   (4)  (13)    1
Other, net                       13    20    15
------------------------------------------------
Total other income, net         $61   $36   $45
------------------------------------------------

                                           At December 31
                                           ----------------
In millions                                   1997     1996
------------------------------------------------------------
Cash and Short-term Investments
Cash and cash equivalents                  $   886  $ 1,163
Short-term investments                         243       40
------------------------------------------------------------
Total cash and short-term investments      $ 1,129  $ 1,203
------------------------------------------------------------
Accounts Receivable
Trade                                      $ 1,344  $ 1,403
Other                                          163      108
------------------------------------------------------------
                                             1,507    1,511
Less: allowance for doubtful accounts          (36)     (54)
------------------------------------------------------------
Total accounts receivable, net             $ 1,471  $ 1,457
------------------------------------------------------------
Inventories
Finished goods                             $   353  $   297
Work in process and raw materials              136      142
------------------------------------------------------------
Total inventories                          $   489  $   439
------------------------------------------------------------
Reworkable Service Parts
Reworkable service parts                   $   572  $   652
Less: accumulated depreciation                (324)    (375)
------------------------------------------------------------
Total reworkable service parts, net        $   248  $   277
------------------------------------------------------------
Property, Plant, and Equipment
Land and improvements                      $    90  $   106
Buildings and improvements                     762      819
Machinery and other equipment                1,352    1,494
------------------------------------------------------------
                                             2,204    2,419
Less: accumulated depreciation              (1,346)  (1,489)
------------------------------------------------------------
Total property, plant, and equipment, net  $   858  $   930
------------------------------------------------------------
Other Assets
Prepaid pension cost                       $   607  $   503
Capitalized software, net                       98       87
Other                                          211      165
------------------------------------------------------------
Total other assets                         $   916  $   755
------------------------------------------------------------
Other Current Liabilities
Business restructuring                     $   106  $   179
Other                                          730      677
------------------------------------------------------------
Total other current liabilities            $   836  $   856
------------------------------------------------------------

                                         NCR . 18

NOTE 3.
1995 Business Restructuring

In 1995, NCR announced and implemented a restructuring plan which included discontinuing the manufacture of personal computers and the distribution of personal computers and entry level server products through high-volume indi-rect channels, consolidating facilities globally, and reducing industry mar-kets served, as well as separating approximately 8,500 employees and contractors.
 To provide for this restructuring, a pre-tax charge of $1,649 million was re-corded in 1995 as $636 million cost of sales, $294 million cost of services, $616 million selling, general, and administrative expenses, and $103 million research and development expenses. The charge included $676 million for em-ployee separations and related charges (including certain benefit plan losses of $87 million); $549 million for asset write-downs; $147 million for closing, selling, and consolidating facilities; $146 million for settling contractual commitments with customers and related charges associated primarily with NCR's decision to discontinue certain software products in non-targeted industries; $81 million for contract settlements and related charges associated with NCR's decision to discontinue selling personal computers and entry level server products through high-volume indirect channels; and $50 million for other items. As of December 31, 1996, substantially all of the headcount reductions were completed.
 The following table presents a rollforward of the liabilities (in millions) incurred in connection with the 1995 business restructuring. These liabilities were reflected as other current and non-current liabilities in NCR's consoli-dated balance sheets.

                     Employee   Facility
                    Separations Closings Other  Total
------------------------------------------------------
 Janaury 1, 1995       $  -       $  -    $  -   $  -
 Additions              589        147     227    963
 Payments               (98)        (7)    (38)  (143)
------------------------------------------------------
 December 31, 1995      491        140     189    820
 Payments              (286)       (28)   (204)  (518)
 Other                 (114)        (3)     62    (55)
------------------------------------------------------
 December 31, 1996       91        109      47    247
 Payments               (43)       (26)    (13)   (82)
------------------------------------------------------
 DECEMBER 31, 1997     $ 48       $ 83    $ 34   $165
------------------------------------------------------

 In the fourth quarter of 1996, NCR released $55 million of 1995 restructuring reserves of which $12 million was recorded as an increase to cost of sales, with corresponding decreases of $24 million, $31 million, and $12 million re-corded to cost of services, selling, general, and administrative expenses, and research and development expenses, respectively.
 In 1997, NCR substantially completed its restructuring plan. The remaining restructuring liabilities represent long-term obligations that NCR expects to pay over future periods. At December 31, 1997, these amounts relate princi-pally to employee separations and related charges, lease payments for facili-ties that were closed, sold, or consolidated, resolution of legal claims, and settlement of contractual commitments with customers and other parties associ-ated with NCR's decisions to reduce industry markets served and discontinue selling personal computers and entry level server products through high-volume indirect channels.

NOTE 4.
Income Taxes

Income before income taxes consists of the following (in millions):

                                         Year Ended December 31
                                         ------------------------
                                           1997    1996      1995
------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES
U.S.                                     $ (121) $ (555) $ (1,727)
Foreign                                     148     665      (689)
------------------------------------------------------------------
Total income (loss) before income taxes  $   27  $  110  $ (2,416)
------------------------------------------------------------------

 Income tax expense (benefit) consists of the following (in millions):

                                     Year Ended December 31
                                    --------------------------
                                       1997     1996      1995
---------------------------------------------------------------
INCOME TAX EXPENSE (BENEFIT)
Current
Federal                             $   (17) $     -  $      -
State and local                         (17)      11        18
Foreign                                  41      (33)       82
Deferred
Federal                                   -        -        13
State and local                           -        -         -
Foreign                                  13      241      (249)
---------------------------------------------------------------
Total income tax expense (benefit)  $    20  $   219  $   (136)
---------------------------------------------------------------

 The following table presents the principal components of the difference be-tween the effective tax rate and the U.S. federal statutory income tax rate (in millions):

                                                  Year Ended December 31
                                                  -------------------------
                                                    1997     1996      1995
----------------------------------------------------------------------------
Federal income tax expense (benefit) at the U.S.
statutory tax rate of 35%                         $   10  $    39  $   (846)
Foreign income tax differential                        2      (24)       62
U.S. tax losses                                       42      194       664
Other, net                                           (34)      10       (16)
----------------------------------------------------------------------------
Total income tax expense (benefit)                $   20  $   219  $   (136)
----------------------------------------------------------------------------


                                         NCR . 19

 NCR's tax provisions include a provision for income taxes in those foreign tax jurisdictions where its subsidiaries are profitable, but reflect no tax benefits related to U.S. tax losses (as well as those of certain foreign sub-sidiaries) due to the uncertainty of the ultimate realization of future bene-fits from these losses. In 1997, Other, net primarily reflects the favorable impacts from the resolution of certain prior year tax matters. NCR received $739 million under its tax allocation agreement with AT&T for the U.S. tax losses and credits generated during the years ended December 31, 1996 and 1995.
 NCR paid income taxes of $108 million, $88 million, and $73 million for the years ended December 31, 1997, 1996, and 1995, respectively.
 Deferred income tax assets and liabilities included in the balance sheets at December 31 were as follows (in millions):

                                                         1997   1996
---------------------------------------------------------------------
Deferred Income Tax Assets
Employee pensions and other benefits                     $330  $ 337
Business restructuring                                     73    110
Balance sheet reserves and allowances                     215    339
Tax loss carryforwards                                    209     86
Other                                                      92    173
---------------------------------------------------------------------
Total deferred income tax assets                          919  1,045
Valuation allowance                                      (553)  (639)
---------------------------------------------------------------------
Net deferred income tax assets                            366    406
---------------------------------------------------------------------
Deferred Income Tax Liabilities
Property, plant, and equipment                             49     64
Employee pensions and other benefits                      113    157
Taxes on undistributed earnings of foreign subsidiaries    83     51
Other                                                      85     80
---------------------------------------------------------------------
Total deferred income tax liabilities                     330    352
---------------------------------------------------------------------
Total net deferred income tax assets                     $ 36  $  54
---------------------------------------------------------------------

 NCR has recorded valuation allowances related to its deferred income tax as-sets due to the uncertainty of the ultimate realization of future benefits from such assets. As of December 31, 1997, NCR has federal and foreign tax loss carryforwards of approximately $408 million. The tax loss carryforwards subject to expiration expire in years 1998 through 2012.
 NCR has not provided for U.S. federal income taxes or foreign withholding taxes on approximately $457 million and $509 million of undistributed earnings of a foreign subsidiary as of December 31, 1997 and 1996, respectively, be-cause such earnings are intended to be reinvested indefinitely. It is not practicable to determine the amount of applicable taxes that would be due if such earnings were distributed.
 In 1996, NCR entered into an agreement with AT&T and Lucent Technologies Inc. (Lucent) that governs contingent tax liabilities and benefits and other tax matters with respect to tax periods ended on or before the Distribution date. Under this agreement, adjustments to certain taxes that are clearly attribut-able to one party are to be borne solely by that party and adjustments to other tax liabilities are generally to be allocated on a defined basis.

NOTE 5.
Debt Obligations

NCR has debt with scheduled maturities within one year of $59 million and $28 million as of December 31, 1997 and 1996, respectively. The weighted average interest rate for such debt was 7.4% in 1997 and 12.7% in 1996.
 NCR has long-term debt and notes totaling $35 million and $48 million at De-cember 31, 1997 and 1996, respectively. These obligations have interest rates ranging from LIBOR plus .25% to 9.49% with scheduled maturity dates from 1999 to 2020. The scheduled maturities of the outstanding long-term debt and notes during the next five years are $1 million in 1999, $25 million in 2001, and the remainder after 2002. Interest paid was approximately $19 million, $66 million, and $94 million in 1997, 1996, and 1995, respectively.
 In 1996, NCR entered into a five-year, unsecured revolving credit facility with a syndicate of commercial banks and financial institutions. The credit facility provides that NCR may borrow on a revolving credit basis an aggregate principal amount of up to $600 million. The credit facility matures in 2001 and contains certain representations and warranties, conditions, affirmative, negative and financial covenants, and events of default customary for such fa-cilities. Interest rates charged on borrowings outstanding under the credit facility are based on prevailing market rates. No amounts were outstanding un-der the facility as of December 31, 1997 or 1996.

NOTE 6.
Employee Benefit Plans

Pension Plans
NCR sponsors both defined benefit and defined contribution plans for substan-tially all U.S. employees and the majority of international employees. For salaried employees, the defined benefit plans are based primarily upon compen-sation and years of service. For certain hourly employees in the U.S., the benefits are based on a fixed dollar amount per year of service. NCR's funding policy is generally to contribute annually not less than the minimum required by applicable laws and regulations. Assets of NCR's defined benefit plans are primarily invested in publicly-traded common stocks, corporate and government debt securities, real estate investments, and cash or cash equivalents.

                                         NCR . 20

 The funded status of NCR's defined benefit plans at December 31 is as follows (in millions):

                                              Plans with Plan    Plans with
                                                 Assets in       Accumulated
                                                 Excess of         Benefit
                                                Accumulated      Obligations
                                                  Benefit       in Excess of
                                                Obligations      Plan Assets
                                              ----------------  --------------
                                                 1997     1996    1997    1996
-------------------------------------------------------------------------------
 Actuarial present value of benefit
 obligations:
 Vested benefit obligation                    $(2,373) $(2,134) $ (417) $ (403)
-------------------------------------------------------------------------------
 Accumulated benefit obligation               $(2,450) $(2,207) $ (435) $ (430)
-------------------------------------------------------------------------------
 Projected benefit obligations                $(2,575) $(2,314) $ (527) $ (547)
 Plan assets at fair value                      3,556    3,306     106     144
-------------------------------------------------------------------------------
 Plan assets in excess of (less than)
 projected benefit obligation                     981      992    (421)   (403)
 Unrecognized net (gain) loss                    (327)    (440)     98     104
 Unrecognized prior service cost                   48       68       5       9
 Unrecognized net transition (asset)
 liability                                        (95)    (117)      5       7
 Adjustment required to recognize additional
 minimum liability                                  -        -     (44)    (33)
-------------------------------------------------------------------------------
 Accrued pension asset (liability) included
 in the consolidated balance sheet            $   607  $   503  $ (357) $ (316)
-------------------------------------------------------------------------------

 The net pension cost (credit) for the defined benefit plans for the years ended December 31 included the following components (in millions):

                                                 1997   1996   1995
--------------------------------------------------------------------
Service cost-benefits earned during the period  $  69  $  71  $  67
Interest cost on projected benefit obligation     204    205    209
Net amortizations and deferrals                   145    115    165
Actual return on assets                          (465)  (392)  (430)
Charges for special programs                        -      -     80
--------------------------------------------------------------------
Net pension cost (credit)                       $ (47) $  (1) $  91
--------------------------------------------------------------------

 The weighted average rates and assumptions utilized in accounting for NCR's defined benefit plans for the years ended December 31 were as follows:

                                                1997 1996 1995
--------------------------------------------------------------
Discount rate                                   7.3% 7.4% 7.2%
Rate of increase in future compensation levels  4.3% 4.4% 4.3%
Long-term rate of return on plan assets         9.6% 9.2% 9.3%

 During AT&T's ownership of NCR, the assets of NCR's U.S. pension plans were held as part of a master trust managed by AT&T. In the third quarter of 1997, the valuation of the December 31, 1996 assets attributable to the AT&T, Lu-cent, and NCR pension plans was finalized as called for under the Employee Benefit Agreement previously entered into between NCR and AT&T. In that con-nection, the valuation of assets utilized by NCR to determine its 1997 pension expense was increased by approximately $230 million.
 In 1996, NCR entered into an agreement with the Pension Benefit Guaranty Cor-poration (PBGC) concerning the provision by NCR of additional support for its domestic defined benefit pension plans. Under this agreement, among other terms and conditions, NCR agreed to provide security interests in support of such plans in collateral with an aggregate value (calculated by applying spec-ified discounts to market value) of $84 million. This collateral is comprised of certain domestic real estate. NCR does not believe that its agreement with the PBGC will have a material effect on its financial condition, results of operations, or cash flows.

Savings Plans
All U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' volun-tary elections. NCR's matching contributions typically are subject to a maxi-mum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax, or a combination thereof. The expense under these plans was approximately $30 million, $31 million, and $36 million for 1997, 1996, and 1995, respectively.

Postretirement Benefits
Substantially all U.S. employees who reach retirement age while working for NCR are eligible to participate in a postretirement benefit plan. The plan provides medical care and life insurance benefits to retirees and their eligi-ble dependents. Non-U.S. employees are typically covered under government sponsored programs, and NCR generally does not provide postretirement benefits other than pensions to non-U.S. retirees. NCR generally funds these benefits on a pay-as-you-go basis from operations. The funded status of the postretirement benefit plans and the accrued liability at December 31 were as follows (in millions):

                                                           1997    1996
------------------------------------------------------------------------
 Accumulated postretirement benefit obligation:
 Retirees                                                $ (289) $ (286)
 Fully eligible active participants                         (37)    (21)
 Other active participants                                  (68)    (70)
------------------------------------------------------------------------
 Unfunded accumulated postretirement benefit obligation    (394)   (377)
 Unrecognized prior service cost                             29      32
 Unrecognized net gain                                      (73)    (93)
------------------------------------------------------------------------
 Accrued postretirement benefit obligation               $ (438) $ (438)
------------------------------------------------------------------------

                                         NCR . 21

 Net postretirement benefit cost for the years ended December 31 included the following components (in millions):

                                                   1997  1996  1995
-------------------------------------------------------------------
Service cost-benefits earned during the period     $  5  $  5  $  4
Interest cost on the projected benefit obligation    28    27    32
Net amortizations and deferrals                      (1)   (1)    -
Charges for special programs                          -     -     7
-------------------------------------------------------------------
Net postretirement benefit cost                    $ 32  $ 31  $ 43
-------------------------------------------------------------------

 The discount rate utilized in determining the expenses and liabilities of the postretirement benefit plans was 7.5% for the years ended December 31, 1997 and 1996 and 7.0% for the year ended December 31, 1995. For purposes of deter-mining estimated postretirement benefit costs, NCR assumes that the growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline from 9.5% and 7.0%, pre-65 and post-65 re-spectively, in 1997 to 5.5% by the year 2006 and then remain level. Increasing the assumed trend rate by 1% in each year would raise NCR's accumulated postretirement benefit obligation at December 31, 1997 by approximately $30 million and NCR's 1997 postretirement benefit costs by approximately $3 mil-lion.

Other Postemployment Benefits
NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These bene-fits are paid in accordance with NCR's established postemployment benefit practices and policies. Postemployment benefits may include disability bene-fits, supplemental unemployment benefits, severance, workers compensation ben-efits and continuations of health care benefits and life insurance coverage. The accrued postemployment liability at December 31, 1997 and 1996 was $400 million and $365 million, respectively.


NOTE 7.
Stock Compensation Plans

The NCR Management Stock Plan provides for the grant of several different forms of stock-based benefits, including stock options, stock appreciation rights, restricted stock awards, performance awards, other stock unit awards and other rights, interests or options relating to shares of NCR common stock to employees and non-employee directors. Stock options are generally granted at the fair market value of the common stock at the date of grant, generally have a ten-year term, and vest within four years of the grant date. Options to purchase common stock may be granted under the authority of the Board of Di-rectors. Option terms as determined by the Compensation Committee of the Board will not exceed ten years, as consistent with the Internal Revenue Code. The number of shares of common stock available for grant under this plan was ap-proximately 16 million at December 31, 1997.
 NCR adopted the WorldShares Plan effective as of the Distribution date. The plan provides for the grant of nonstatutory stock options to substantially all NCR employees. NCR provided each participant with an option to purchase shares of NCR common stock with an aggregate market value of $3,000 as of the Distri-bution date. Such options have an exercise price of $33.44, equal to the mar-ket value of NCR common stock on January 2, 1997, and have a five-year expiration period. Subject to certain conditions, participants became fully vested and able to exercise their options one year after the date of grant. The number of shares available for grant under this plan was approximately 3.6 million at December 31, 1997.
 Prior to the Distribution date, certain employees of NCR participated in AT&T equity-based plans, under which they received stock options and other equity-based awards. On the Distribution date, with certain exceptions, these awards were converted into comparable awards based on NCR common stock under equity-based plans.
 A summary of stock option activity under the NCR Management Stock Plan and the WorldShares Plan is as follows (shares in thousands):

                                          Weighted-Average
                                  Shares   Exercise Price
----------------------------------------------------------
Outstanding on January 1, 1997     6,871       $32.34
Granted                            6,491        33.42
Exercised                          ( 425)       20.43
Canceled                            (349)       34.91
Expired                             ( 67)       34.53
----------------------------------------------------------
Outstanding at December 31, 1997  12,521        33.26
----------------------------------------------------------

 The following table summarizes information about stock options outstanding at December 31, 1997 (shares in thousands):

                                                               Stock Options
                        Stock Options Outstanding               Exercisable
                     -------------------------------------   ---------------------
                                 Weighted
                                  Average       Weighted                Weighted
                                 Remaining      Average                 Average
     Range of                   Contractual     Exercise                Exercise
 Exercise Prices     Shares        Life          Price       Shares      Price
----------------------------------------------------------------------------------
  $3.95 to $14.51       280      2.2 years       $12.82        280       $12.82
 $15.28 to $29.10     1,037      3.7 years        23.41      1,023        23.33
 $30.60 to $43.15    11,204      6.4 years        34.68      2,219        33.94
----------------------------------------------------------------------------------
 Total               12,521                       33.26      3,522        29.18
----------------------------------------------------------------------------------

 As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," NCR continues to account for its stock-based compensation plans under the guide-lines of Accounting Principles Board Opinion No. 25, "Accounting for Stock Is-sued to Employees." Compensation cost charged against income for NCR's stock-based plans was not material in 1997 and 1996. Had NCR recognized stock-based compensation expense based on the fair value of granted options at the grant date, net income (loss) and net income (loss) per share for the years

                                         NCR . 22
ended December 31 would have been as follows (in millions, except per share amounts):

                                                  1997          1996           1995
------------------------------------------------------------------------------------
Net income (loss)               As reported       $  7        $ (109)       $(2,280)
                                Pro forma          (58)         (144)        (2,284)
Net income (loss) per share     As reported       $.07        $(1.07)       $(22.49)
                                Pro forma         (.57)        (1.42)       $(22.52)

 The pro forma amounts in 1997 contain a charge for the January 2, 1997 grant of options to substantially all NCR employees under the WorldShares Plan of $32 million. The pro forma amounts in 1996 include a $26 million charge repre-senting the incremental costs of substituting NCR options for AT&T options, computed as the difference between the value of newly granted NCR options and the value of the AT&T options for which they were substituted for all vested options as of December 31, 1996. The incremental fair value of non-vested NCR options will be used in future calculations of pro forma net income (loss) and net income (loss) per share, prorated over the remaining years of their re-spective vesting schedules. The pro forma amounts shown above are not neces-sarily indicative of the effects on net income and net income (loss) per share in future years.
 The above pro forma net income (loss) and net income (loss) per share for all periods presented were computed using the fair value of options as calculated by the Black-Scholes option-pricing method. For 1997, the following weighted average assumptions were used: dividend yield of 0.0%; risk-free interest rate of 6.35%; expected volatility of 40%; and an expected holding period of 4.06 years, adjusted to reflect the remaining period to maturity of the substituted options. For the 1996 and 1995 pro forma amounts, the following weighted aver-age assumptions were used to compute the fair value of granted AT&T options at the grant date: dividend yield of 2.4%; risk-free interest rate of 6.59%; ex-pected volatility of 19.4%; and an expected holding period of 6 years. The in-cremental fair value of AT&T post-Lucent options substituted for the AT&T options as of September 30, 1996 was also used in computing the 1996 and 1995 pro forma amounts, together with the following weighted average assumptions: dividend yield of 2.8%; risk-free interest rate of 6.05%; expected volatility of 21%; and an expected holding period of 4.5 years, adjusted to reflect the remaining period to maturity of the substituted options. Additionally, the in-cremental fair value of NCR options substituted for the AT&T post-Lucent op-tions on December 31, 1996 was used in computing the 1996 and 1995 pro forma amounts and was calculated using the following weighted average assumptions: dividend yield of 0.0%; risk-free interest rate of 6.28%; expected volatility of 35%; and an expected holding period of 4.5 years, adjusted to reflect the remaining period to maturity of the substituted options. The weighted average fair value of NCR stock options calculated using the Black-Scholes option-pricing model for options granted during the years ended December 31, 1997 and 1996 was $13.14 and $18.79 per share, respectively.
 The NCR Employee Stock Purchase Plan enables eligible employees to purchase NCR's common stock at 85% of the average market price at the end of the last trading day of each month. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. During 1997, employ-ees purchased approximately 1 million shares of NCR common stock for approxi-mately $28 million. The number of shares available for future issuance under this plan at December 31, 1997 was approximately 7 million.


NOTE 8.
Segment Information and Concentrations

Industry Segment
NCR operates in one industry segment, the information technology industry, which includes designing, developing, and marketing information technology products, services, systems, and solutions worldwide.

Concentrations
No single customer accounts for more than 10% of NCR's consolidated revenue. As of December 31, 1997, NCR is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly elimi-nated, have a material adverse impact on NCR's operations. NCR also does not have a concentration of available sources of labor, services, licenses, or other rights that could, if suddenly eliminated, have a material adverse im-pact on its operations.
 A number of NCR's products, systems, and solutions rely primarily on specific suppliers for microprocessors and other component products, operating systems, commercial databases, and other central components. There can be no assurances that any sudden impact to the availability or cost of these technologies would not have a material adverse impact on NCR's operations.
 Inventories are routinely subject to changes in value, resulting from rapid technological change, intense price competition and changes in customer demand patterns. While NCR has provided for estimated declines in the market value of inventories, no estimate can be made of a range of amounts of loss that are reasonably possible under various competitive conditions.

Geographic Segments
Transfers between geographic areas are principally made at market-based pric-es. The methods followed in developing the geographic area data require the use of estimation techniques and do not take into account the extent to which NCR's product development, manufacturing, and marketing depend upon each oth-er. Thus, the information may not be indicative of results if the geographic areas were independent organizations.

                                         NCR . 23

 There are various differences between income before income taxes for the U.S. and foreign operations as shown in Note 4 and as shown in the table below. In the following geographic information, interest income, interest expense, and nonallocable general corporate expenses are not included in operating income, while certain corporate operating expenses incurred for the benefit of the ge-ographic areas are included on an allocated basis.

 In millions                            1997     1996     1995
---------------------------------------------------------------
 Revenue for the Years Ended
 December 31
 United States:
 Customer                             $2,735  $ 2,944  $ 3,577
 Intercompany                            294      393      697
---------------------------------------------------------------
                                       3,029    3,337    4,274
---------------------------------------------------------------
 Europe/Middle East/Africa:
 Customer                              1,976    2,131    2,551
 Intercompany                            580      586      239
---------------------------------------------------------------
                                       2,556    2,717    2,790
---------------------------------------------------------------
 Japan:
 Customer                                859      865    1,008
 Intercompany                             32      155       66
---------------------------------------------------------------
                                         891    1,020    1,074
---------------------------------------------------------------
 Asia/Pacific (excluding Japan):
 Customer                                543      535      533
 Intercompany                              6       64      109
---------------------------------------------------------------
                                         549      599      642
---------------------------------------------------------------
 Americas (excluding United States):
 Customer                                476      488      493
 Intercompany                            138      141        6
---------------------------------------------------------------
                                         614      629      499
 Intercompany eliminations            (1,050)  (1,339)  (1,117)
---------------------------------------------------------------
 Consolidated revenue                 $6,589  $ 6,963  $ 8,162
---------------------------------------------------------------

In millions                                             1997     1996     1995
-------------------------------------------------------------------------------
Income (Loss) Before Taxes for the
Years Ended December 31
United States                                         $ (259) $  (271) $(1,502)
Europe/Middle East/Africa                                165      237     (397)
Japan                                                     89      149     (189)
Asia/Pacific (excluding Japan)                            63       62       12
Americas (excluding United States)                        53       13      (64)
-------------------------------------------------------------------------------
Operating income (loss) before nonallocable expenses     111      190   (2,140)
General corporate expenses, interest, and other
income                                                   (84)     (80)    (276)
-------------------------------------------------------------------------------
Consolidated income (loss) before income taxes        $   27  $   110  $(2,416)
-------------------------------------------------------------------------------
In millions                                             1997     1996     1995
-------------------------------------------------------------------------------
Identifiable Assets at December 31
United States                                         $2,133  $ 1,860  $ 2,002
Europe/Middle East/Africa                              1,937    2,143    2,246
Japan                                                    680      733      443
Asia/Pacific (excluding Japan)                           278      296      344
Americas (excluding United States)                       265      248      221
-------------------------------------------------------------------------------
Consolidated total assets                             $5,293  $ 5,280  $ 5,256
-------------------------------------------------------------------------------

 Excluding the release of restructuring reserves in 1996, operating income
(loss) before nonallocable expenses for the year ended December 31, 1996 was $(218) million, $204 million, and $74 million for the United States, Europe/Middle East/Africa, and Japan, respectively. Excluding restructuring and other charges, operating income (loss) before nonallocable expenses for the year ended December 31, 1995 was $(747) million, $161 million, $43 mil-lion, $53 million, and $(1) million for the United States, Europe/Middle East/Africa, Japan, Asia/Pacific (excluding Japan), and Americas (excluding United States), respectively.


NOTE 9.
Financial Instruments

In the normal course of business, NCR enters into various financial instru-ments, including derivative financial instruments, for purposes other than trading. Derivative financial instruments are not entered into for speculative purposes. These instruments primarily consist of foreign exchange forward con-tracts, options and swaps which are used to reduce NCR's exposure to changes in currency exchange rates. At inception, foreign exchange contracts are des-ignated as hedges of firmly committed or forecasted transactions. These trans-actions are generally expected to occur in less than one year. The forward contracts, options and swaps generally mature within twelve months. The major-ity of NCR's foreign exchange forward contracts were to exchange British pounds, German marks, and Canadian dollars.

Letters of Credit
Letters of credit are purchased guarantees that ensure NCR's performance or payment to third parties in accordance with specified terms and conditions. Letters of credit may expire without being drawn upon. Therefore, the total notional or contract amounts do not necessarily represent future cash flows.

Fair Value of Financial Instruments
The carrying amounts of cash, cash equivalents, short-term investments, ac-counts receivable, accounts payable, and other current liabilities approximate fair value due to the short maturity of these instruments. The fair values of long-term debt and foreign exchange contracts are based on market quotes of similar instruments. The fair value of letters of credit are based on fees charged for similar agreements. The table below presents the fair value, car-rying value and notional amount of

                                         NCR . 24
foreign exchange contracts, debt, and letters of credit at December 31, 1997 and 1996 (in millions). The notional amounts represent agreed-upon amounts on which calculations of dollars to be exchanged are based, and are an indication of the extent of NCR's involvement in such instruments. They do not represent amounts exchanged by the parties and, therefore, are not a measure of the in-struments.

                                    Contract Carrying Amount   Fair Value
                                    Notional --------------- ---------------
                                      Amount Asset Liability Asset Liability
----------------------------------------------------------------------------
1997
Foreign exchange forward contracts    $1,216   $34       $43   $38       $49
Foreign exchange swap contracts          173     -        20     -        20
Foreign currency options                  81     -         -     1         1
Debt                                       -     -        94     -        96
Letters of credit                         74     -         -     -         -
1996
Foreign exchange forward contracts    $1,342   $16       $26   $17       $12
Foreign exchange swap contracts          190     -        23     -        23
Debt                                             -        76     -        78
Letters of credit                         76     -         -     -         -

 Fair values of financial instruments represent estimates of possible value that may not be realized in the future.

Concentration of Credit Risk
Financial instruments that potentially subject NCR to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivables, and hedging instruments. By their nature, all such fi-nancial instruments involve risk, including the credit risk of nonperformance by counterparties, and the maximum potential loss may exceed the amount recog-nized in the balance sheet. At December 31, 1997 and 1996, in management's opinion, there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. Exposure to credit risk is managed through credit approvals, credit limits, selecting major interna-tional financial institutions (as counterparties to hedging transactions) and monitoring procedures, and management believes that the reserves for losses are adequate. NCR had no significant exposure to any individual customer or counterparty at December 31, 1997 or 1996, nor does NCR have any major concen-tration of credit risk related to any financial instrument.

NOTE 10.
Transactions With AT&T and Affiliates

For the years ended 1996 and 1995, NCR had the following revenues from sales and services to AT&T and its current and former affiliates (in millions):

          Year Ended
          December 31
          -----------
           1996  1995
---------------------
Sales     $ 258 $ 415
Services    218   215
---------------------
Total     $ 476 $ 630
---------------------

 At December 31, 1996 receivables related to these sales and services revenues amounted to $71 million and amounts payable to AT&T were $11 million.
 AT&T allocated general corporate overhead expenses to NCR of $8 million and $96 million in 1996 and 1995, respectively.
 Additionally, NCR purchased products and services from AT&T and affiliates, primarily for long distance service, Bell Labs services, PBX systems, and mis-cellaneous inventory, of $103 million and $157 million for the years ended De-cember 31, 1996, and 1995, respectively.
 Pursuant to the NCR Distribution Agreement, AT&T made contributions of capi-tal to NCR prior to the Distribution date and contributed certain intercompany advances outstanding from AT&T to NCR. The consolidated financial statements reflect these contributions in shareholders' equity as of December 31, 1996. The capital contributions consisted of $419 million in cash and the contribu-tion of additional cash in an amount sufficient to retire or defease a total of $68 million of NCR debt (including payment of related expenses).
 In connection with the Distribution, NCR, AT&T, and Lucent entered into agreements which, among other things, provide for the allocation and indemni-fication of certain contingent liabilities, and the purchase and provision of products, and product support and maintenance services for specified periods. NCR, AT&T, and Lucent entered into certain other agreements including a tech-nology access and development agreement, a patent license agreement, technol-ogy license agreements, and certain defensive protection agreements.

                                         NCR . 25

NOTE 11.
Contingencies

In the normal course of business, NCR is subject to various regulations, pro-ceedings, lawsuits, claims, and other matters, including actions under laws and regulations related to the environment and health and safety, among oth-ers. Such matters are subject to the resolution of many uncertainties, and ac-cordingly, outcomes are not predictable with assurance. NCR believes the amounts provided in its consolidated financial statements, as prescribed by generally accepted accounting principles, are adequate in light of the proba-ble and estimable liabilities. However, there can be no assurances that the amounts required to discharge alleged liabilities from various lawsuits, claims, legal proceedings, and other matters, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's consoli-dated financial statements or will not have a material adverse effect on its consolidated financial condition, results of operations, or cash flows. Any amounts of costs that may be incurred in excess of those amounts provided as of December 31, 1997 cannot presently be determined.

Environmental Matters
NCR's facilities and operations are subject to a wide range of environmental protection laws in the U.S. and other countries related to solid and hazardous waste disposal, the control of air emissions and water discharges, and the mitigation of impacts to the environment from past operations and practices. NCR has investigatory and remedial activities underway at a number of cur-rently and formerly owned or operated facilities to comply, or to determine compliance, with applicable environmental protection laws. NCR has been iden-tified, either by a government agency or by a private party seeking contribu-tion to site cleanup costs, as a potentially responsible party (PRP) at a number of sites pursuant to a variety of statutory schemes, both state and federal, including the Federal Water Pollution Control Act (FWPCA) and compa-rable state statutes, and the Comprehensive Environmental Response, Compensa-tion, and Liability Act of 1980, as amended (CERCLA), and comparable State statutes.
 In February 1996, NCR received notice from the U.S. Department of the Interi-or, Fish & Wildlife Service (USF&WS) that USF&WS considers NCR a PRP under the FWPCA and CERCLA with respect to alleged natural resource restoration and dam-ages to the Fox River and related Green Bay environment (Fox River System) due to, among other things, sediment contamination in the Fox River System alleg-edly resulting from liability arising out of NCR's former carbonless paper manufacturing operations at Appleton and Combined Locks, Wisconsin. USF&WS has also notified a number of other manufacturing companies of their status as PRPs under the FWPCA and CERCLA for natural resource restoration and damages in the Fox River System resulting from their ongoing or former paper manufac-turing operations in the Fox River Valley. In addition, NCR has been identi-fied, along with a number of other companies, by the Wisconsin Department of Natural Resources (State) with respect to alleged liability arising out of al-leged past discharges that have contaminated sediments in the Fox River Sys-tem. In December 1996, USF&WS, two Native American tribes, and other federal agencies (Federal Trustees) invited NCR, the other PRP companies, and the State to enter into settlement negotiations over these environmental claims. In January 1997, NCR and the other PRP companies reached agreement on an in-terim settlement with the State. The Federal Trustees are not parties to that agreement. In January 1997, the Federal Trustees notified NCR and the other PRPs of the Federal Trustees' intent to commence a natural resource damages lawsuit under CERCLA and the FWPCA within 60 days of the notice, unless a ne-gotiated resolution of their claims can be reached. In July 1997, the State, the United States Environmental Protection Agency (USEPA), and the Federal Trustees entered into a Memorandum of Agreement (MOA). The MOA states that it provides a framework under which the parties to that agreement can coordinate remedial and restoration studies and actions regarding the Fox River, includ-ing the assertion of claims against the PRPs, and that removal of the PCB-con-taminated sediments is expected to be the principal, but not exclusive, action undertaken to achieve restoration of impaired natural resources. In June 1997, USEPA announced its intention to propose the Fox River for inclusion on the National Priorities List; shortly thereafter, the State of Wisconsin announced its opposition to such listing. In July 1997, the USEPA sent the PRPs a Spe-cial Notice Letter calling for formal negotiations on the preparation of a re-medial investigation and feasibility study (RI/FS) on the Fox River; on July 15, 1997, the PRPs agreed to enter into such negotiations. In December 1997, USEPA denied the PRPs' good faith proposal to perform the official cleanup studies, and took control of the cleanup study process. According to USEPA's schedule, the key studies may be done in approximately one year. Based on past experience, it would be unusual to perform such studies within one year. Thus far, the PRPs and the Federal Trustees have agreed to postpone litigation while negotiations over the cleanup studies have been taking place. However, the tolling and standstill agreements between the Federal Trustees and NCR and the other identified PRPs have expired. USEPA's recent decision to take con-trol over the cleanup studies appears to minimize the PRP's ability to settle at this time and it is possible that litigation by the Federal Trustees could be commenced during 1998. An estimate of NCR's ultimate share, if any, of such cleanup costs or natural resource restoration and damages liability cannot be made with certainty at this time due to (i) the unknown magnitude, scope, and source of any alleged contamination, (ii) the absence of selected remedial ob-jectives and methods, and (iii) the uncertainty of the amount and scope of any alleged natural resource restoration and damages. NCR believes that there are additional PRPs who may be liable for

                                         NCR . 26
such natural resource damages and remediation costs. Further, in 1978, NCR sold the business to which the claims apply. In this connection, NCR has com-menced litigation against the buyer and its former parent alleging that they are responsible for the above-described claims. Subsequent to December 31, 1997, the parties reached an interim partial settlement and arbitration agree-ment, subject to the conclusion of a definitive written agreement.
 It is difficult to estimate the future financial impact of environmental laws, including potential liabilities. NCR accrues environmental provisions when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. Management expects that the amounts pro-vided as of December 31, 1997, will be paid out over the period of investiga-tion, negotiation, remediation, and restoration for the applicable sites, which may be ten to twenty years or more. Provisions for estimated losses from environmental remediation are, depending on the site, based primarily on in-ternal and third-party environmental studies, estimates as to the number and participation level of any other PRPs, the extent of the contamination, and the nature of required remedial and restoration actions. Accruals are adjusted as further information develops or circumstances change. The amounts provided for environmental matters in NCR's consolidated financial statements are the estimated gross undiscounted amount of such liabilities, without deductions for insurance or third-party indemnity claims. In those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and manage-ment believes that collectibility of such amounts is probable, the amounts are reflected as receivables in the consolidated financial statements.

Legal Proceedings
As of December 31, 1997, there were a number of individual product liability claims pending against NCR alleging that its products, including personal com-puters, supermarket barcode scanners, cash registers, and check encoders, caused so-called "repetitive strain injuries" or "musculoskeletal disorders," such as carpal tunnel syndrome. As of December 31, 1997, approximately 70 such claims were pending against NCR. In such lawsuits, the plaintiff typically al-leges that the injury was caused by the design of the product at issue or a failure to warn of alleged hazards. These plaintiffs generally seek compensa-tory damages and, in many cases, punitive damages. Most other manufacturers of these products have also been sued by plaintiffs on similar theories. Ultimate resolution of the litigation against NCR may substantially depend on the out-come of similar matters of this type pending in various courts. NCR has denied the merits and basis for the pending claims against it and intends to continue to contest these cases vigorously.
 NCR was named as one of the defendants in a purported class-action suit filed in November 1996 in Florida. The complaint seeks, among other things, damages from the defendants in the aggregate amount of $200 million, trebled, plus at-torneys' fees, based on state antitrust and common-law claims of unlawful re-straints of trade, monopolization, and unfair business practices. The portions of the complaint pertinent to NCR, among other things, assert a purported agreement between Siemens-Nixdorf entities (Siemens) and NCR regarding the servicing of certain "ultra-high speed printers" manufactured by Siemens and the agreement's impact upon independent service organizations, brokers, and end-users of such printers. The case is still in the early stages of discov-ery. The amount of any liabilities or other costs, if any, that may be in-curred in connection with this matter cannot currently be determined.
 A former NCR employee (who currently has a separate federal court employment action pending against NCR to contest her termination) and her husband, a for-mer NCR consultant, have filed suit against NCR in a federal district court under the qui tam provisions of the False Claims Act. This Act permits private individuals to bring suit on behalf of the federal government to enforce the Act and to share in any recovery. The litigation involves allegations of bill-ing and other improprieties under the Office Automation Technology and Serv-ices (OATS) contract with the U.S. Department of Transportation. The complaint does not specify the total amount of money being sought. If certain of the al-legations of the complaint were true, however, the potential liability could range from nominal sums representing interest for short periods of time, to tens of millions of dollars if allegations of false billing are true. NCR has no evidence, or reason to believe, that such false billing occurred, and be-lieves that plaintiffs are misstating internal reports identifying expected exceptions between different data collection procedures. The government, which is obligated to investigate the allegations and determine whether to assume prosecution of the action, has declined to intervene in the lawsuit but the individual plaintiffs have continued to pursue this action, as they are enti-tled to do. NCR expects to vigorously contest the allegations, which it be-lieves to be unfounded.


NOTE 12.
Leases

NCR conducts certain of its sales and manufacturing operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses. Future minimum lease payments under noncancelable leases as of December 31, 1997 are:

                                           Later
  In millions     1998 1999 2000 2001 2002 Years Total
------------------------------------------------------
Operating leases   $46  $44  $44  $28  $18   $46  $226

 Total rental expense for operating leases was $81 million, $85 million, and $96 million in 1997, 1996, and 1995, respectively.

                                         NCR . 27

Note 13.
Quarterly Information (Unaudited)

In Millions Except
Per Share Amounts                        First  Second   Third  Fourth  Total
------------------------------------------------------------------------------
1997
Total revenues                          $1,389  $1,645  $1,563  $1,992 $6,589
Gross margin                               383     439     431     545  1,798
Net income (loss)                          (16)     (4)     (9)     36      7
Net income (loss) per share, basic and
diluted                                 $ (.16) $ (.04) $ (.09) $  .35 $  .07
1996
Total revenues                          $1,586  $1,679  $1,658  $2,040 $6,963
Gross margin                               405     464     482     615  1,966
Net income (loss)                          (65)    (18)    (33)      7   (109)
Net income (loss) per share, basic and
diluted                                 $ (.64) $ (.18) $ (.32) $  .07 $(1.07)

 Net income (loss) per share was calculated by dividing the net income (loss) by the weighted average shares of common stock outstanding for each of the quarterly periods in the year ended December 31, 1997. Net income (loss) per share was calculated by dividing the net income (loss) for each of the quar-terly periods in the year ended December 31, 1996 by 101.4 million shares of common stock, as if such shares were outstanding for all periods.
 For the year and quarter ended December 31, 1997, the dilutive effect of out-standing stock options had no impact on reported net income per share. Out-standing stock options and replacement stock options during the year ended December 31, 1996 were not considered in calculating the net loss per common share since their effects would be antidilutive.
  In the third quarter of 1997, the valuation of certain U.S. pension plan as-sets at December 31, 1996 was increased by $230 million, as more fully ex-plained in Note 6. As a result, gross margins and expenses were favorably impacted by the year-to-date increase in return on pension assets calculated using the 1997 estimated long-term rate of return on assets of 9.5%, which was increased from the 1996 rate of 9.0%.
 The fourth quarter of 1996 includes a pre-tax benefit of $55 million for the release of 1995 restructuring reserves. (See Note 3.)

                                         NCR . 28