Form 10-K, Exhibit 13
period 1998-12-31
NCR CORP
filed 1999-03-15
CIK 70866

                                       contents

  2. Selected Financial Data
  3. Management's Discussion and Analysis of Results of Operations and
     Financial Condition
 15. Report of Management
 15. Report of Independent Accountants
 16. Consolidated Statements of Operations
 17. Consolidated Balance Sheets
 18. Consolidated Statements of Cash Flows
 19. Consolidated Statements of Changes in Stockholders' Equity
 19. Consolidated Statements of Comprehensive Income
 20. Notes to Consolidated Financial Statements

NCR Corporation
Selected Financial Data

Dollars in millions,
except per share amounts

                                            Year Ended December 31
                                     ----------------------------------------
                                     1998/4/   1997    1996    1995     1994
------------------------------------------------------------------------------
Results of Operations
Revenue/1/                           $6,505   $6,589  $6,963  $ 8,162  $8,461
Operating expenses
 Cost of revenue                      4,583    4,715   4,925    6,386   5,894
 Selling, general and administrative
  expenses                            1,414    1,510   1,573    2,016   2,169
 Research and development expenses      356      383     390      482     500
 Non-recurring and restructuring
  charges                                50        -     (55)   1,649       -
------------------------------------------------------------------------------
Income (loss) from operations           102      (19)    130   (2,371)   (102)
Interest expense                         13       15      56       90      44
Other income, net                       (68)     (61)    (36)     (45)   (130)
Non-recurring gain from asset
 disposition/2/                         (55)       -       -        -       -
------------------------------------------------------------------------------
Income (loss) before income taxes       212       27     110   (2,416)    (16)
Income tax expense (benefit)             90       20     219     (136)    187
------------------------------------------------------------------------------
Net income (loss)                    $  122   $    7  $ (109) $(2,280) $ (203)
------------------------------------------------------------------------------
Net income (loss) per common
 share/3/
 Basic                               $ 1.21   $  .07  $(1.07) $(22.49)
 Diluted                               1.20      .07   (1.07)  (22.49)
------------------------------------------------------------------------------
Financial Position and Other Data
Cash and short-term investments      $  514   $1,129  $1,203  $   338  $  661
Accounts receivable, net              1,556    1,471   1,457    1,908   1,860
Inventories                             384      489     439      621     952
Property, plant, equipment and
 reworkable service parts, net        1,104    1,106   1,207    1,215   1,462
Total assets                          4,892    5,376   5,280    5,256   5,836
Debt                                     83       94      76      375     715
Stockholders' equity                  1,447    1,353   1,396      358   1,690
------------------------------------------------------------------------------
Headcount (employees and
 contractors)                        33,100   38,300  38,600   41,100  50,000

-------------------------------------------------------------------------------

/1/ The majority of the decrease in revenue for the year ended December 31, 1996 was due to NCR's decision in September 1995 to discontinue selling per-sonal computers and entry-level server products through high-volume indirect channels.
/2/ Represents a non-recurring gain from the sale of TOP END(R).
/3/ Net loss per share for the years ended December 31, 1996 and 1995 was cal-culated by dividing the net loss by 101.4 million shares of common stock, as more fully explained in Note 1 of Notes to Consolidated Financial Statements. Such shares are assumed to be outstanding since January 1, 1995.
/4/ Income from operations is shown after deducting $50 million related to the non-recurring charge. (See Note 5 of Notes to Consolidated Financial State-ments.) Net income includes the non-recurring charge and the benefit of the non-recurring gain from asset disposition. Excluding these one-time items, the 1998 income from operations, net income and net income per common share (di-luted) would have been $152, $119 and $1.17, respectively.

                                         NCR .2

Management's Discussion and Analysis of Results of Operations and Financial Condition

OVERVIEW
NCR Corporation and its subsidiaries (NCR or the Company) provide information technology hardware, software and consulting and support services. NCR com-bines these hardware, software and services components into solutions designed to solve complex business problems for its customers. NCR's solutions offer companies the opportunity to capture and transform data from transactions into information for building consumer relationships.
 Through its presence at customer interaction points, such as automated teller machines (ATMs) or point-of-sale workstations, NCR's solutions are designed to help businesses capture valuable consumer transaction data. They also offer businesses the opportunity to centralize detailed information in a data ware-house, analyze the complex relationships among all of the different data ele-ments, and respond with programs designed to improve consumer acquisition, retention and profitability. NCR offers specific solutions for the retail and financial industries and also provides solutions for the communications, transportation, insurance and utilities industries, consumer goods manufactur-ers and government entities through its National Accounts Solutions Group. These solutions are complemented by NCR's business media products, such as pa-per rolls, ink ribbons and other business forms.
 Integrated within the solutions NCR provides its customers, the Company of-fers a complete range of services in support of critical transaction-based systems. The consulting services included within the solutions consist of de-signing, integrating, installing and supporting scalable data warehousing technologies, applications software and related hardware and equipment. The support services are comprised of system staging and implementation, multi-vendor integration services, system-support services and a wide range of other support service offerings. Information technology hardware, software and con-sulting and support services together make up NCR's solutions portfolio.

REVENUE AND OPERATING MARGIN BY INDUSTRY SEGMENT
NCR categorizes its operations into four strategic operating segments: Retail, Financial, National Accounts Solutions Group (NASG) and Systemedia. The Re-tail, Financial and National Accounts Solutions Group segments may offer a va-riety of products, services and solutions to their customers that incorporate scalable data warehousing, applications software and a variety of other tech-nologies. Professional consulting and customer support services are also of-fered through NCR's Retail, Financial and National Accounts Solutions Group segments. NCR's "All other segments" accumulates the results of operations not attributable to the above operating segments plus unallocated corporate ex-penses. (See Note 9 of Notes to Consolidated Financial Statements.)
 The following table presents NCR's consolidated revenue and income (loss) from operations for the years ended December 31:

In millions                                     1998   1997    1996
--------------------------------------------------------------------
Consolidated revenue                           $6,505 $6,589  $6,963
Consolidated income (loss) from operations/1/  $  152 $  (19) $   75
--------------------------------------------------------------------

1 Consolidated income from operations excludes the impact of a $50 million one-time pension charge related to the reduction of 1,000 employees in Japan in 1998, and excludes the effects of $55 million of restructuring reserves released in 1996. The effects of these items have been excluded from the amounts presented above and the discussion of operating expenses which fol-lows. (See Notes 5 and 13 of Notes to Consolidated Financial Statements.)

Total revenue decreased 1% in 1998. When adjusted for the unfavorable impacts of year-to-year changes in foreign currency exchange rates, revenue increased 1%. The decline in 1998 revenue reflects increased sales in the Retail, Finan-cial and Systemedia industry segments, which were more than offset by declines in NASG and NCR's non-industry segments. Across all segments, aggregate reve-nues in 1998 declined 20% in Japan and 26% in the Asia/Pacific region, re-flecting the economic conditions in these markets. These declines were largely offset by increased revenues in the Americas and Europe/Middle East/Africa re-gions. The significant increase in income from operations in 1998 reflects im-proved gross margins and tighter expense controls.
 Total revenue decreased 5% in 1997. When adjusted for the unfavorable impact of year-to-year changes in foreign currency exchange rates, revenue decreased 1%. Declines in NASG and Systemedia sales offset increased revenue in the Fi-nancial industry. NCR's operating loss in 1997 was principally due to signifi-cant declines in NASG revenue and margins and proportionally higher expenses as a percentage of revenue.
 The following chart presents NCR's revenue by industry segment for the year ended December 31, 1998.

                           1998 Revenue by Industry


[1998 GRAPH APPEARS HERE]


                                         NCR . 3

Retail Industry Solutions
NCR offers customers in the retail industry hardware and software components combined with consulting and support services to create store-level and enter-prise-wide solutions. These solutions are designed to improve service levels and operating efficiency. Products delivered to retail customers include tradi-tional retail offerings such as point-of-sale terminals, barcode scanners, scanner-scales, electronic price labeling, applications software and other com-puter products typically found in merchandise checkout areas of supermarkets, department stores, specialty stores, convenience stores and quick-service res-taurants. NCR provides the networking technology and services to link these products to computer servers on site and to link systems to enterprise-wide networks. Traditional retail products and NCR's networking offerings are typi-cally provided to customers through NCR's Store Automation solutions portfolio. The Company also provides its retail customers in-store and decision level-sup-port systems using NCR's scalable data warehousing technology, Teradata(R), and other enterprise server products (such as large servers with parallel process-ing capabilities, disk storage systems, database application software and other software tools). NCR offers consulting services to develop data warehouses and integrate them with a variety of consumer interaction points and application systems, including those offered through NCR's Store Automation solutions. NCR's Teradata technology for the retail industry, is offered through its High Performance Merchandising and Marketing (HPM&M) solutions portfolio. These so-lutions are designed to enable retailers to use the valuable information gath-ered from consumer transactions to analyze and manage every outlet, every product and every consumer relationship, individually.
 The following table presents NCR's Retail industry revenue and operating mar-gin for the years ended December 31:

In millions                        1998   1997    1996
--------------------------------------------------------
Retail industry revenue           $1,449 $1,373  $1,374
Retail industry operating margin  $   32 $  (10) $   (8)
--------------------------------------------------------

Retail industry revenues increased 6% in 1998 with sales growth in the Americas and Europe/Middle East/Africa regions of 13% and 10%, respectively. This reve-nue increase was partially offset by significant sales declines in Japan and the Asia/Pacific region. The Retail industry's substantial operating margin in-crease in 1998 was driven by gross margin improvements and expense reduction in the Americas. Declines in Japan and the Asia/Pacific region operating margin partially offset gains in the Americas and Europe/Middle East/Africa regions. In 1997, Retail industry sales and operating margin remained essentially flat as retail terminal improvements were offset by declines in other computer prod-ucts.
 The following chart presents revenue for the year ended December 31, 1998 by the major product and service groups offered to retail industry customers.

                          1998 Retail Industry Revenue




[1998 GRAPH APPEARS HERE]

Financial Industry Solutions
NCR provides a full line of solutions, products and services to the financial services industry with particular focus on retail banking. Specifically, the Company offers a complete range of self-service consumer interaction points (principally ATMs), including specialized ATMs for different markets, locations and the self-service branch market, associated software and services, and self-service devices that dispense information and non-cash items (such as tickets and coupons). NCR incorporates biometrics technology in certain of its offer-ings to the financial industry, including iris-scanning for customer identifi-cation and ATMs for the sight-impaired. These products, services and technologies are generally provided to customers through NCR's Self-Service so-lutions portfolio. The Company also provides its financial services customers a combination of NCR's Teradata scalable data warehousing technologies, other en-terprise server products, consulting services, and applications and modeling tools developed specifically for the financial services industry. These offer-ings are part of NCR's Customer Management portfolio of solutions which are de-signed to enable financial services institutions to transform data about consumer behavior into information that can be used to change the way they in-teract with consumers.
 NCR provides products and services related to bank branch automation, call centers, home banking, switching and account processing through its Channel De-livery solutions portfolio. These solutions are designed to help increase the efficiency and marketing capabilities of banks and other financial service providers. NCR also offers customers in the financial services industry item-processing devices that read and sort checks and other paper items, image-processing devices that convert checks and other paper items into electronic images, outsourced management of item- and image-processing facilities, and products and services related to emerging methods of payment, particularly "smart" cards. These products and services are offered as components of NCR's Payment solutions which are designed to enable even the most cumbersome and pa-per-based form of transaction to be handled effectively in digital format.

                                        NCR . 4

 The following table presents NCR's Financial industry revenue and operating margin for the years ended December 31:

In millions                           1998   1997   1996
---------------------------------------------------------
Financial industry revenue           $2,886 $2,845 $2,766
Financial industry operating margin  $  284 $  254 $  270
---------------------------------------------------------

Financial industry revenues rose 1% in 1998, as increases in sales of finan-cial products in the Americas and Europe/Middle East/Africa regions offset sales declines in Japan and the Asia/Pacific region, primarily in Korea and Australia. Operating margin in 1998 increased 12% as compared to 1997. In 1998, higher revenue and improved product mix in the Americas and Europe/Middle East/Africa contributed to the strong operating margin results, partially offset by operating expense increases. NCR's Financial industry rev-enue was up 3% in 1997 due primarily to strong financial products sales in the Americas, the Europe/Middle East/Africa and the Asia/Pacific regions, exclud-ing Japan. Operating margins slipped 6% in 1997 as a result of a declining gross margin percentage.
 The following chart presents revenue for the year ended December 31, 1998 by the major product and service groups offered to financial services industry customers.

                        1998 Financial Industry Revenue

[1998 GRAPH APPEARS HERE]

National Accounts Solutions
NCR's National Accounts Solutions Group provides solutions, products and serv-ices to generally large customers outside the retail and financial industries, including customers in the communications, transportation, insurance and util-ities industries, consumer goods manufacturers and government entities. Such offerings include scalable data warehousing technologies, products and serv-ices focused on maintaining or improving system availability in transaction processing and electronic commerce, and consulting and support services. As part of its data warehousing technology offerings, the National Accounts Solu-tions Group provides the Customer Knowledge solutions portfolio which uses NCR's Teradata technology as the foundation to provide a high level of linear performance, scalability, availability and manageability of data for both re-petitive and ad hoc (iterative) queries in a decision-support environment. This offering, coupled with other enterprise server products and consulting services, is designed to help companies profitably increase business by using data warehousing capabilities to gain insight to consumers' activities and choices, asset use, operations and financial results. In addition, NASG offers the Customer Interaction solutions portfolio, which includes providing call center services, web interaction solutions and kiosks, and together with Cus-tomer Knowledge solutions, provides an enterprise approach to understand and influence customer behavior through continuous communication, improving cus-tomer acquisition, retention and profitability. NCR's Lifekeeper(R) software is also offered through the Customer Interaction solutions portfolio and is designed to maximize system availability by recognizing and recovering hard-ware components or application faults before a total system failure occurs. The offerings of the National Accounts Solutions Group integrate NCR's soft-ware, hardware, and consulting and support services as well as other products from leading technology firms.
 The following table presents NCR's National Accounts Solutions Group industry revenue and operating margin for the years ended December 31:

In millions                      1998   1997    1996
------------------------------------------------------
NASG industry revenue           $1,498 $1,562  $1,922
NASG industry operating margin  $   37 $  (41) $   (3)
------------------------------------------------------

National Accounts Solutions Group sales decreased by 4% in 1998 compared to 1997 results. This change is primarily attributable to revenue declines in Ja-pan and the Asia/Pacific region of 27% and 24%, respectively. These declines were partially offset by a slight increase in revenue in the Americas. NASG operating margin improved $78 million in 1998 in comparison to 1997. Operating margin improvement in 1998 was essentially driven by professional services and revenue mix shift towards high-end products and operating expense reductions. During 1998, a decrease in gross margin in Japan partially offset NCR's over-all improved operating margins. In 1997, NASG sales declined 19% in comparison to 1996 sales levels. In 1998 and 1997, the decrease in NASG sales was primar-ily due to declines in other computer products sales. NASG operating margin declined to a $41 million loss during 1997 due to significant declines in rev-enue.

                                         NCR . 5

 The following chart presents National Accounts Solutions Group revenue for the year ended December 31, 1998 by the major product and service groups of-fered to its customers.

               1998 National Accounts Solutions Industry Revenue

[1998 GRAPH APPEARS HERE]

Systemedia
Systemedia develops, produces and markets a complete line of business consumables to complement NCR's solutions for the retail, financial and other industries. These products include paper rolls, paper products and imaging supplies for ink jet, laser, impact and thermal-transfer printers for the small office and home-office environment and forms for business operations and equipment. Systemedia also provides support specific to NCR's financial and retail industry solutions by working with banks and merchants to develop cus-tomer media programs for front- and back-office applications. Products devel-oped for the financial and retail industries include full-color customer printed receipt rolls, coupons, value documents, security papers, printer rib-bons, encoding products, ink-jet cartridges, optical diskettes, journal paper, business forms and smart checks. In addition, Systemedia develops Automatic Identification solutions that bring together barcode labels, ribbons, software and printers to meet the product marketing and distribution requirements of manufacturers and retailers.
 The following table presents NCR's Systemedia industry revenue and operating margin for the years ended December 31:

In millions                           1998 1997 1996
----------------------------------------------------
Systemedia industry revenue           $514 $510 $551
Systemedia industry operating margin  $ 42 $ 50 $ 63
----------------------------------------------------

Systemedia industry revenue increased slightly in 1998, mainly in the Americas and Europe/Middle East/Africa regions. Operating margins decreased by $8 mil-lion in 1998, as compared to 1997 levels due to continued declines in paper pricing partially offset by expense reductions. Systemedia sales decreased 7% in 1997, as revenue was unfavorably impacted by the strengthening of the U.S. dollar in relation to certain key foreign currencies and declines in demand for thermal fax paper. Operating margin as a percentage of revenue declined 2% from 1996 to 1997.

REVENUE BY PRODUCT AND SERVICE LINE
The following table presents NCR's revenue by product and service line. The Other category includes revenues derived from other products and services not directly associated with the specific product and service lines described be-low:

                                      Year Ended December 31
Revenue                    --------------------------------------------
                                  % Increase/        % Increase/
Dollars in millions          1998 (Decrease)    1997 (Decrease)    1996
-----------------------------------------------------------------------
Retail                     $  509       7     $  474      11     $  428
Financial                   1,146       7      1,069       6      1,007
Enterprise server             411      (2)       420       3        408
Other computer                948     (19)     1,170     (22)     1,494
Customer support services   2,182       2      2,142      (6)     2,273
Professional services         631       -        628       8        580
Systemedia                    514       1        510      (7)       551
Other                         164      (7)       176     (21)       222
-----------------------------------------------------------------------
Total                      $6,505      (1)    $6,589      (5)    $6,963
-----------------------------------------------------------------------

                                retail products

       1998............ $509 million
       1997............ $474 million
       1996............ $428 million

 Revenue from retail products is primarily derived from sales of point-of-sale terminals, barcode scanners, scanner-scales, electronic price labeling and ap-plications software specific to the retail industry. In 1998, revenue from re-tail products increased 7% due to significant increases in sales of point-of-sale terminals and scanner products in the Americas region. These increases were somewhat offset by substantial declines in sales of point-of-sale termi-nals in Japan and the Asia/Pacific region. Retail products revenue increased 11% in 1997 as point-of-sale terminals increased significantly in Japan, the Europe/Middle East/Africa and Asia/Pacific regions, while scanner products sales increased slightly.

                              financial products

       1998............ $1,146 million
       1997............ $1,069 million
       1996............ $1,007 million

 Financial products revenue is comprised principally of sales of self-service products that dispense cash (e.g., ATMs) and non-cash items (e.g., self-serv-ice information, tickets and coupons), electromechanical item- and image-processing devices, associated applications software and other products and software specific to the financial services industry. Revenue from financial products increased 7% in 1998 over 1997, due primarily to significant in-creases in revenues from cash-dispensing self-service products and item- and image-processing products in the Americas and Europe/Middle East/Africa re-gions. These increases more than offset substantial declines in financial products revenue in Japan and the Asia/Pacific region. In 1997, the increase in revenue reflects strong cash-dispensing self-service product sales in the Americas, the Europe/Middle East/Africa and the Asia/Pacific regions, exclud-ing Japan.

                                         NCR . 6
                          enterprise server products

       1998............ $411 million
       1997............ $420 million
       1996............ $408 million

 Revenue from enterprise server products is mainly derived from sales of com-puters and software used for data warehouses. These products include NCR's Teradata database software, large servers with parallel processing capabili-ties, disk storage systems, database applications software and other software tools. Enterprise server products revenue decreased 2% in 1998 despite a sig-nificant increase in revenues in the Americas region and a slight increase in the Europe/Middle East/Africa region. The increases in these regions were en-tirely offset by declines in enterprise server revenues in Japan and the Asia/Pacific region. In 1997, enterprise server products revenue increased 3%, primarily as a result of significant increases in sales in Japan and the Asia/Pacific region. These increases were somewhat offset by declines in en-terprise server sales in the Americas and Europe/Middle East/Africa regions.

                            other computer products

       1998............ $  948 million
       1997............ $1,170 million
       1996............ $1,494 million

 Revenue from other computer products includes sales of medium-range servers which have symmetrical multiprocessing capabilities, small and entry-level servers, communications systems, peripherals and personal computers. Other computer products revenue decreased 19% in 1998 and 22% in 1997. The decline in both years is due to NCR's decision to no longer sell such products, espe-cially personal computers and other commodity hardware, in volume but rather to sell them principally as solutions components.

                           customer support services

1998............................................................. $2,182 million
1997............................................................. $2,142 million
1996............................................................. $2,273 million

 Revenue from customer support services includes staging and implementation services, networking, multi-vendor integration services, system support serv-ices, consulting, managed services and industry-specific support services. In 1998, customer support services revenue increased 2%. Similar to NCR's prod-ucts revenue, customer support services revenue increased in both the Americas and Europe/Middle East/Africa regions, while substantial declines were experi-enced in Japan and the Asia/Pacific region. In 1997, revenue from customer support services decreased 6% due principally to the unfavorable impact of the strengthening of the U.S. dollar in relation to certain key foreign currencies and AT&T Corp.'s (AT&T) move to self-maintenance after spinning off NCR in 1996.

                             professional services

       1998............ $631 million
       1997............ $628 million
       1996............ $580 million

 Professional services revenue is mainly comprised of consulting services pro-vided as an integral part of NCR's various solutions. These professional serv-ices include business and technology consulting for data warehousing, project management for information technology architecture and systems integration. In 1998, professional services revenue was essentially flat, reflecting strong increases in the Americas and Europe/Middle East/Africa regions which were al-most completely offset by significant declines in Japan and the Asia/Pacific region. Revenue from professional services increased 8% in 1997, primarily in Japan and the Asia/Pacific region. Professional services revenue was favorably impacted in 1997 by the overall increase in those same regions of sales of en-terprise server products, which are typically used in data warehousing.

                              systemedia products

       1998............ $514 million
       1997............ $510 million
       1996............ $551 million

 Systemedia products revenue includes sales of various business media products such as imaging supplies for printers, encoding products, customer receipt rolls and other business and equipment forms. Sales of Systemedia products in-creased 1% in 1998, mainly in the Americas and Europe/Middle East/Africa re-gions, compared to a decrease of 7% in 1997. In 1997, revenue was unfavorably impacted by the strengthening of the U.S. dollar in relation to certain key foreign currencies and declines in demand for thermal fax paper.

GROSS MARGIN
Gross margin as a percentage of revenue increased 1.2 percentage points in 1998, compared to a decrease of 0.9 percentage points in 1997. The gross mar-gin increase in 1998 consisted of a 2.2 percentage point increase in product gross margin and a 0.1 percentage point increase in services gross margin. Product gross margin in 1998 reflected a favorable sales mix which included increased sales of higher-margin retail and financial products and decreased sales of lower-margin other computer products. In addition, during 1998 NCR implemented certain initiatives, such as headcount reductions and the outsourcing of the manufacture of its retail and computer products to Solectron Corporation (Solectron), which contributed to gross margin percent-age improvements in the retail, financial and enterprise server product groups. The gross margin decrease in 1997 consisted of a 0.1 percentage point increase in product gross margin and a 1.9 percentage point decrease in serv-ices gross margin. The decrease in serv-
                                         NCR . 7
ices margin was principally the result of NCR's fixed cost structure which was designed to support higher revenue levels than were realized in 1997, and higher than anticipated costs on certain professional services contracts. Without the unfavorable impact of changes in foreign exchange rates, the total gross margin percentage for 1997 would have approximated the 1996 total gross margin percentage.

OPERATING EXPENSES
Selling, general and administrative expenses decreased $96 million or 6% in 1998, compared with a decrease of $63 million or 4% in 1997. The decrease in 1998 was primarily due to NCR's continued focus on expense discipline, head-count reductions and the favorable impact of foreign currency exchange rate changes on expenses. The decrease in 1997 was primarily the result of contin-ued focus on expense reduction, principally in the area of general and admin-istrative costs, as selling expenses increased slightly over 1996, consistent with NCR's focus on enhancing its sales and customer-facing work force. Over-all, selling, general and administrative expenses were favorably impacted by the strengthening of the U.S. dollar in relation to certain key foreign cur-rencies in 1997 as compared with 1996. As a percentage of revenue, selling, general and administrative expenses were 21.7%, 22.9% and 22.6% in 1998, 1997 and 1996, respectively.
 Research and development expenses decreased $27 million or 7% in 1998, com-pared with a decrease of $7 million or 2% in 1997. The decrease in 1998 re-flects the overall headcount reductions in 1998, coupled with the impact of NCR's decision to outsource the manufacture of its retail and computer prod-ucts to Solectron. NCR believes the 1998 research and development expenses re-flect stabilized spending levels; however, the allocation of such expenditures will continue to move toward software and solutions development efforts, with less emphasis on hardware, operating systems and middleware. As a percentage of revenue, research and development expenses decreased slightly to 5.5% in 1998 compared to 5.8% in 1997 and 5.6% in 1996.

INCOME (LOSS) BEFORE INCOME TAXES
NCR had operating income of $152 million in 1998, an operating loss of $19 million in 1997 and operating income of $75 million in 1996 before the impact of non-recurring items.
 Interest expense was $13 million in 1998, $15 million in 1997 and $56 million in 1996. The decrease in 1997 was the result of reduced debt levels. Interest expense in 1996 includes amounts charged by AT&T on interest-bearing cash ad-vances, which were contributed to NCR by AT&T and were recorded in stockhold-ers' equity as of December 31, 1996.
 Other income, net, was $68 million in 1998, $61 million in 1997 and $36 mil-lion in 1996. The non-recurring gain from asset disposition in 1998 reflects the gain of $55 million on the sale of NCR's TOP END middleware technology and product family to BEA Systems, Inc. (BEA). In addition, NCR entered into agreements relating to the licensing of certain technologies whereby the Com-pany recognized $17 million of other income in 1998. The $25 million increase in 1997 was principally attributable to higher interest income on increased levels of short-term investments.

NET INCOME (LOSS)
Income tax expense was $90 million in 1998, $20 million in 1997 and $219 mil-lion in 1996. The effective tax rate improvement to 42.5% in 1998 from 74.1% in 1997 is primarily due to improved profitability in certain tax jurisdic-tions, principally the United States. The 1998 and 1997 provisions also re-flect the favorable results of certain programs implemented in 1997 which lowered tax expense. NCR's tax provisions in 1997 and 1996 resulted from a provision for income taxes in those foreign tax jurisdictions where NCR's sub-sidiaries were profitable, and an inability to reflect tax benefits related to tax losses reported in certain tax jurisdictions, primarily the United States. The 1996 tax provision included an unfavorable adjustment of $82 million re-lated to international restructuring tax benefits that were originally re-corded in 1995 and determined not to be realizable in 1996 as a result of utilization of a larger amount of the overall restructuring reserves within the United States.
 NCR's reported net income was $122 million and $7 million in 1998 and 1997, respectively, while NCR reported a net loss of $109 million in 1996. Excluding non-recurring items, net income was $119 million in 1998, which reflected NCR's substantial improvement in income from operations over 1997. Net income was $7 million in 1997 and reflected a substantial unfavorable impact from the strengthening of the U.S. dollar in relation to certain key foreign curren-cies. Excluding the impact of restructuring items, net losses were $82 million in 1996.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
NCR's cash, cash equivalents and short-term investments totaled $514 million at December 31, 1998, compared with $1,129 million at December 31, 1997 and $1,203 million at December 31, 1996. The decrease from 1997 to 1998 is pri-marily due to the Company's acquisition of an additional 27% ownership inter-est in its Japanese subsidiary at a cost of $274 million and its $200 million stock purchase program.
 NCR used cash in operations of $57 million in 1998, while cash generated from operations was $248 million in 1997 and $368 million in 1996. The use of cash in operations in 1998 reflects a decline in other operating liabilities as a result of the timing of increased postemployment and postretirement benefit payments. The declines in these employee related liabilities were primarily due to substantial headcount reductions in 1998 and the curtailment of postretirement benefits for certain employees (see Note 5 of Notes to Consoli-dated Financial Statements). The use of cash in 1998 also reflects an increase in accounts receivable which was primarily due to an

                                         NCR . 8
increase in revenue during the fourth quarter of 1998 compared with the fourth quarter of 1997. In addition, 1998 operating activities included a $55 million gain on the sale of TOP END to BEA. The 1997 cash flow from operations in-cludes increases in accounts receivable and inventories associated with normal business activities and cash utilized for payment of restructuring activities of $82 million. The 1996 cash generated from operations was significantly im-pacted by restructuring activities, in that both accounts receivable and in-ventories decreased substantially (due in large part to NCR's decision to no longer produce PCs, or to sell PCs, entry-level servers and other computer products through high-volume indirect channels). In addition, $518 million of cash was used in connection with restructuring activities.
 Net cash used in investing activities was $208 million, $524 million and $395 million in 1998, 1997 and 1996, respectively. Investing activities primarily represent purchases of short-term investments and capital expenditures. Capi-tal expenditures generally relate to expenditures for reworkable parts used to service customer equipment, expenditures for equipment and facilities used in manufacturing and research and development, and expenditures for facilities to support sales and marketing activities. In 1998, the cash used in investing reflects the purchase of the minority interest in its Japanese subsidiary for $274 million. This use of cash was partially offset by proceeds from the sale of TOP END to BEA and the sale of NCR's retail and computer systems manufac-turing operations to Solectron. Capital expenditures, a historically signifi-cant component of investing activities, were $367 million, $309 million and $423 million, for the years ended 1998, 1997 and 1996, respectively.
 Net cash used in financing activities was $154 million in 1998. Net cash pro-vided by financing activities was $62 million and $895 million for the years ended 1997 and 1996, respectively. In April 1998, NCR implemented a share re-purchase program which resulted in the use of $200 million of cash in 1998. Prior to December 31, 1996, the date AT&T distributed to its stockholders all of its interest in NCR (the Distribution), AT&T made decisions regarding NCR's financing activities including cash management and debt structure. According-ly, until the Distribution date, NCR relied on AT&T to provide financing for its operations. The cash flows reflected as transfers from AT&T in the consol-idated statements of cash flows represent capital infusions that were used to fund NCR's ongoing operations and restructuring activities and were recorded in the consolidated financial statements as increases in stockholders' equity. Third party debt of $225 million was repaid in 1996.
 In 1996, NCR entered into a five-year, unsecured revolving credit facility with a syndicate of commercial banks and financial institutions. The credit facility provides that NCR may borrow from time to time on a revolving credit basis an aggregate principal amount of up to $600 million. NCR expects to be able to use the available funds at any time for capital expenditure needs, re-payment of existing debt obligations, working capital and general corporate purposes. The credit facility matures in 2001 and contains certain representa-tions and warranties, conditions, affirmative, negative and financial cove-nants, and events of default customary for such a facility. Interest rates charged on borrowings outstanding under the credit facility are based on mar-ket rates. In addition, a portion of the credit facility is available for the issuance of letters of credit as required by NCR. No amounts were outstanding under the facility as of December 31, 1998, 1997 or 1996.
 NCR believes that cash flows from operations, the credit facility and other short- and long-term debt financings, if any, will be sufficient to satisfy its future working capital, research and development, capital expenditures and other financing requirements for the foreseeable future.

FACTORS THAT MAY AFFECT FUTURE RESULTS
Management's Discussion and Analysis and other sections of this Annual Report to Stockholders contain information based on management's beliefs and forward-looking statements that involve a number of risks, uncertainties and assump-tions. Any Form 10-K, Form 10-Q, Form 8-K and other written or oral statements made by the Company or its representatives may also contain such forward-look-ing statements. These statements are not guarantees of future performance. Therefore, actual outcomes and results may differ materially from what is ex-pressed or forecasted in such forward-looking statements as a result of vari-ous factors, including, without limitation, those listed below.

Competition and New Solutions Introductions
NCR operates in the very competitive information technology industry. This in-dustry is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, price and cost reductions, and increasingly greater commoditization of products, making differentiation more difficult. NCR's future operating results depend upon its ability to rapidly design, develop and market, or otherwise obtain and introduce solutions and related products and services that are competitive in the marketplace. The Company must commit significant resources in advance of bringing its business solutions to market. There are numerous risks and uncertainties inherent in this complex process, including proper identification of customer needs, tech-nological changes, timely and cost-effective development and introduction, differentiation from NCR's competitors, timely recognition of and expansion into new and emerging markets, and market acceptance. In addition, new offer-ings may replace or compete with the Company's current offerings. Competition in the information technology industry has also increased pressure on gross margins and may cause NCR's future operating results to vary, subject to the Company's ability to manage margin pressure by maintaining a favorable mix of solutions, products and services revenues. NCR also faces significant competi-tion to attract and retain highly skilled technical, sales and other person-nel.

                                         NCR . 9

Reliance on Third Parties
Due to NCR's focus on providing complex integrated solutions to customers, the Company frequently relies on third parties to provide significant elements of NCR's offerings, which must be integrated with those elements provided by the Company. NCR has from time to time formed alliances with third parties, such as Solectron, that have complementary products, services and skills. This in-troduces certain risks such as non-performance by third parties and difficul-ties with or delays in integrating elements provided by third parties into NCR's solutions. Further, the failure of third parties to provide products or services that conform to NCR's specifications or quality standards could im-pair the Company's ability to offer, on a timely basis, solutions that include such third party elements or the quality of such solutions.
 A number of NCR's solutions rely on specific suppliers for microprocessors and operating systems. The Company also uses many standard parts and compo-nents. NCR believes there are a number of competent vendors for most parts and components. However, there are a number of important components, microproces-sors and operating systems that are developed by and purchased from single sources due to price, quality, technology or other considerations. In some cases, these items are available only from single sources. For example, NCR's computer systems are based on microprocessors and related peripheral chip technology designed by Intel Corporation. Certain parts and components used in the manufacture of NCR's ATMs are also supplied by single sources. Further, NCR incorporates UNIX(R) and Microsoft Windows NT(R) operating systems into certain of its solutions. Accordingly, NCR's results of operations depend upon the Company's ability to continue to acquire a supply of key parts, compo-nents, microprocessors and operating systems which continue to be technologi-cally competitive.

Seasonality
NCR's sales are historically seasonal, with revenue higher in the fourth quar-ter of each year. Consequently, during the three quarters ending in March, June and September, NCR has historically experienced less favorable results than in the quarter ending in December. Such seasonality also causes NCR's working capital cash flow requirements to vary from quarter to quarter depend-ing on the variability in the volume, timing and mix of product sales.

International Operations
For the year ended December 31, 1998, NCR's international operations repre-sented approximately 56% of the Company's consolidated revenue. Specifically, Japan, the United Kingdom, Germany and France represented approximately 11%, 6%, 5% and 4% of consolidated revenue, respectively. Although the diversity of NCR's operations may help to mitigate some risks associated with geographic concentrations of operations (for example, adverse changes in foreign currency exchange rates and business disruptions due to natural disasters and economic or political uncertainties), there are numerous other risks inherent in oper-ating abroad, many of which cannot be readily foreseen and over which NCR has no control.

Euro Changeover
On January 1, 1999, several European countries established the "Euro" curren-cy. The Euro changeover may affect the cross-border competition experienced by NCR by removing cross-border pricing and market barriers created by varying currencies among the participating countries. NCR is unable to quantify the impact of the Euro changeover at this time, but the Company does not antici-pate the impact to be material to its results of operations, financial condi-tion or cash flows.

Contingencies
In the normal course of business, NCR is subject to regulations, proceedings, lawsuits, claims and other matters, including actions under laws and regula-tions related to the environment and health and safety, among others. Such matters are subject to the resolution of many uncertainties, and accordingly, outcomes are not predictable with assurance. Although NCR believes that amounts provided in its financial statements are currently adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to discharge alleged liabilities from lawsuits, claims and other legal proceedings and environmental matters, and to comply with applica-ble environmental laws, will not impact future operating results.

Year 2000
Please note that this is a Year 2000 Readiness Disclosure, as that term is de-fined in the Year 2000 Information and Readiness Disclosure Act (105 P.L.271).
 Year 2000 issues concern the inability of certain computerized information systems to properly process date-sensitive information as the year 2000 ap-proaches. Systems that do not process such information may require modifica-tion or replacement prior to the year 2000. NCR accords a significant priority to Year 2000 issues, and in early 1996 established a task force to coordinate its global efforts to develop and implement its plans to address such issues.
 NCR's Year 2000 plans include, without limitation: (1) replacing or upgrading NCR's affected internal information technology (IT) systems and non-IT systems (those which include embedded microprocessors such as security systems or fac-tory production equipment), (2) developing Year 2000 Qualified products as part of its offerings to customers, (3) designating products that will not be rendered Year 2000 Qualified, (4) making Year 2000 upgrades available for cer-tain products and (5) identifying options for customers to migrate from non-Qualified products to Year 2000 Qualified products. "Year 2000 Qualification" means that a particular NCR product has been reviewed to confirm that it stores, processes (including sorting

                                         NCR . 10
and performing mathematical operations), inputs and outputs data containing date information correctly, regardless of whether the data contains dates be-fore, on, or after January 1, 2000. NCR products that do not perform date ma-nipulation, and that do not alter any date information that flows through them, are also considered Year 2000 Qualified. This definition is further am-plified by 45 specific operating conditions and date processing requirements that must be satisfied for a product to be Qualified.
 State of Readiness: In assessing the Year 2000 readiness of its products, IT systems and non-IT systems, the Company employs a process consisting of five phases: (1) inventory (identifying affected systems and products); (2) assess-ment (determining where failures may occur, and prioritizing solutions, workarounds and plans to repair or replace); (3) remediation (analyzing and renovating); (4) testing; and (5) deployment (including making Year 2000 Qual-ified products available to customers and, for the Company's internal systems, replacing or modifying designated IT and non-IT systems).
 The Company has completed inventory, assessment, remediation and testing of all of the products it presently develops and provides to customers. Installa-tion of Year 2000 Qualified products at customer sites is largely dependent upon, among other things, the customers' schedules, the availability of per-sonnel for installations and the presence or absence of Year 2000 plans on the customers' part. NCR expects that installation of Year 2000 Qualified products or upgrades will continue to take place at customer sites throughout 1999. Many such installations occurred in 1998. NCR is encouraging its customers to plan such installations promptly, because if a large number of customers delay their plans until late in the year, the demand for installation and related services may exceed their availability. There are certain products, primarily developed prior to 1995, which NCR does not intend to render Year 2000 Quali-fied that may continue to be requested by customers. NCR will evaluate such requests and may, under certain circumstances, including customer acknowledg-ment of a product's Year 2000 status, provide these products to customers.
 The Company previously offered highly specialized products specifically targeted for niche markets, often unique to a single country ("local prod-ucts"). The Company has nearly completed its assessment of these local prod-ucts, typically sold prior to 1995 under the Company's previous business model, and has determined that the majority of them are not Year 2000 Quali-fied. NCR expects to complete this assessment in the first quarter of 1999. Where practical, NCR is communicating with purchasers of these products and is offering to assist them in identifying replacement NCR products, if available.
 The Company has completed its inventory and assessment of the Year 2000 is-sues associated with its critical IT systems (e.g., manufacturing, financial management, incident management, payroll and statutory, and order processing systems). Remediation and testing for approximately 95% of such identified systems have been completed, with the remainder expected to be completed by the second quarter of 1999. Deployment is now complete for approximately 75% of these critical IT systems, with approximately 95% expected to be completed through the second quarter of 1999, and the remainder to be completed in the third quarter of 1999. The Company has also completed its analysis of non-critical internal information systems and has developed plans to address the Year 2000 issues associated with them, as appropriate. In addition, the Com-pany has completed its inventory and assessment of the Year 2000 issues asso-ciated with its non-IT systems, including telecommunication equipment, security systems and embedded microprocessors, at its significant manufactur-ing, distribution and office facilities around the world. The Company has also completed its inventory of non-IT systems for its smaller or less critical fa-cilities, and it expects to complete its assessment of the Year 2000 issues for these facilities in the first and possibly second quarters of 1999. As-sessments of approximately 95% of critical non-IT systems were completed by the end of 1998, and the Company did not identify any significant business im-pact as a result of Year 2000 issues. The Company anticipates that assessment of the remainder of these systems will be completed by the end of the first quarter of 1999. For its most critical facility functions, such as manufactur-ing and parts distribution, NCR is planning site audits, including integration or subsystem testing as deemed necessary, in the first and possibly the second quarters of 1999.
 NCR has requested information from substantially all of its suppliers con-cerning their Year 2000 readiness to assess the suppliers' ability to continue to deliver products and services to NCR, as well as the Year 2000 readiness of those products and services themselves. Suppliers are categorized as critical or non-critical, with 260 and 530 suppliers currently identified in those re-spective categories. NCR has conducted reviews of its critical suppliers in accordance with its Year 2000 Qualification guidelines, and completed its ini-tial assessment of approximately 85% of those critical suppliers in 1998; NCR expects to complete its assessment of the remaining critical suppliers in the first quarter of 1999. All of the critical suppliers that the Company has as-sessed to date either have completed their Year 2000 internal compliance ac-tivities or have presented plans or statements that, at present, meet NCR's expectations. NCR will continue to monitor these suppliers and expects to be prepared to shift to alternate sources should the Company determine that any of its critical suppliers will not complete their plans on schedule. NCR also plans to test system interfaces with its critical suppliers as the Year 2000 approaches. In addition, NCR continues to assess its non-critical suppliers. As of the end of 1998, NCR had assessed approximately 80% of its non-critical suppliers; the Company expects that its assessment of the remaining non-criti-cal suppliers will be completed at or near the end of the first quarter of 1999.

                                         NCR . 11

 NCR's assessment of its suppliers is dependent upon its ability to obtain ac-curate and complete information from them, and on their willingness to provide such information. Moreover, there can be no assurances that all of NCR's sup-pliers, including its critical suppliers, will be able to effectively achieve Year 2000 readiness. NCR is developing contingency plans to address such situ-ations with respect to its critical suppliers. Because of Solectron's particu-lar significance to the Company's manufacturing operations, NCR will conduct multiple on-site reviews of Solectron's facilities in the first and possibly the second quarters of 1999 to ascertain the status of those facilities' Year 2000 readiness. Any major Year 2000 failures by Solectron or other critical suppliers could materially and adversely impact the Company.
 NCR believes that no single customer represents so significant a portion of the Company's revenues that failure on the part of such a customer to plan ef-fectively for Year 2000 would materially impact NCR's consolidated results of operations, financial condition or cash flows. In addition, NCR believes that the diversity of its customer base minimizes the potential financial impact of such an event. However, if broad technology customer buying trends are reduced due to Year 2000 issues, which some commentators have predicted, NCR's reve-nues could be adversely affected.
 Costs to Address Year 2000 Issues: Due to a number of factors, it is diffi-cult to calculate the total cost of addressing the Company's Year 2000 issues with precision. These factors include, without limitation, the large number of NCR employees and contractors devoting a portion of their time and efforts to Year 2000 issues, and the inability to separately identify Year 2000 costs due to the concurrent remediation of both Year 2000 and non-Year 2000 issues asso-ciated with NCR's products, IT systems and non-IT systems. The Company esti-mates the total cost to address its Year 2000 issues, including costs already incurred in 1997 and 1998, to be approximately $205 million. These costs are comprised of (1) in connection with the products offered by the Company, per-sonnel expenses, product upgrades, and other modifications, including the re-placement of legacy systems, and (2) in connection with the Company's infrastructure, the internal IT and non-IT systems being addressed in the Company's Year 2000 plans as discussed above. Approximately $85 million of such total costs were incurred in fiscal 1998; the Company estimates it in-curred approximately $20 million of such costs in 1997. NCR intends to capi-talize or expense its Year 2000 costs as required by generally accepted accounting principles. In addition, the Company expects to fund these costs through operating cash flows. Because these Year 2000 costs will be funded through a reallocation of NCR's overall research and development, information technology and administrative spending, Year 2000 costs are not expected to result in significant increases in such expenditures. These cost estimates do not include potential increased service, customer satisfaction, warranty or litigation costs that may arise from Year 2000 issues affecting the Company's products or from unanticipated failures of the Company's IT and non-IT sys-tems, nor do they include any increased costs, such as those associated with execution of contingency plans, that may result from supplier or customer dis-ruptions related to a lack of readiness for Year 2000 issues. Although NCR be-lieves its cost estimates are reasonable, there can be no assurance, for the reasons stated below, that the costs of implementing the Company's Year 2000 plans will not differ materially from its estimates.
 Risks of Year 2000 Issues: Year 2000 problems can be difficult to identify or predict for a number of reasons. These include, among others, the complexity of testing (whether by NCR or by a customer) inter-connected products, operat-ing environments, networks and applications, including those developed and/or sold by third parties; the difficulty of simulating and testing for all possi-ble variables and outcomes associated with critical dates in 1999 and 2000; and the reliability of test results obtained in a laboratory environment against actual occurrences in a live production environment. As a result of such difficulties and the risks described below, there can be no assurances that Year 2000 issues will not materially adversely impact NCR's consolidated results of operations, financial condition or cash flows.
 Despite the Company's substantive Year 2000 plans and efforts, the Company could face significant risks associated with its business-critical operations, including, without limitation, the possible malfunction of NCR's IT and non-IT systems due to undetected errors or defects, and the potential impacts of Year 2000 difficulties experienced by third parties (e.g., suppliers, customers, utilities, governmental units and financial institutions). In particular, risks associated with non-U.S. third parties may be greater than those located domestically, as it is widely reported that many non-U.S. businesses and gov-ernments are not addressing their Year 2000 issues on a timely basis.
 In addition, despite the Company's Year 2000 Qualification and testing processes, NCR could face significant Year 2000 risks as a vendor of technol-ogy products and services. Such risks include, but are not limited to, the following uncertainties: NCR's products may contain undetected errors or de-fects associated with Year 2000 issues; NCR may be unable to identify and no-tify affected customers of local or other products that are not Year 2000 Qualified; installation schedules of Year 2000 Qualified products may be de-layed; and demand for installation services may exceed the ability of NCR and other service providers to meet that demand. In addition, NCR has provided a range of services, including software code development, as contracted and specified by its customers. Typically, such services and products have been accepted by the customers and warranties for them have expired; however, there is some risk that customers will claim that NCR bears responsibility for Year 2000 issues involving their systems. The Company also has provided Year 2000 code remediation services to a small number of its customers. Some commenta-tors have noted that the complexity of identifying and testing Year 2000

                                         NCR . 12
issues in connection with such services raises prospects of liability. NCR's contractual arrangements typically contain limited warranties and limitations on liability, but there can be no assurance that these limitations will be up-held in all instances. Any of these or other unforeseen Year 2000 risks could increase service, customer satisfaction, warranty and litigation costs. While no litigation has been initiated against NCR in connection with Year 2000 is-sues, suits have been brought against other technology vendors and such claims may be advanced against NCR in the future.
 As previously discussed, NCR has made certain estimates and judgments in evaluating the anticipated costs and risks of Year 2000 issues. These antici-pated costs and risks are based on management's best estimates using informa-tion currently available and numerous assumptions of future events. There can be no assurances that these estimates will not change or that there will not be delays in implementing the Company's Year 2000 plans. In addition, the con-tinued availability of personnel to address Year 2000 issues cannot be as-sured, which could result in increased costs or delays in implementing NCR's Year 2000 plans.
 Contingency Plans: NCR believes it has developed effective Year 2000 plans for the critical areas of its business. However, the Company recognizes that it is not possible to identify and test all potential variables and outcomes relative to Year 2000 issues. Accordingly, the Company is developing business continuity and contingency plans for each of its critical processes and facil-ities. NCR business continuity and contingency plans will include the poten-tial for Year 2000 failures of third parties, including suppliers. Business continuity and contingency plans are also being developed for, among other things, customer support services, services delivery, order management, help desks, incident-based services, manufacturing systems, accounting and payroll, networks and processing centers. Such plans will be completed on a phased schedule, with the last of the plans targeted for completion by the end of the second quarter of 1999.

DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISK
NCR is exposed to market risk, including changes in foreign currency exchange rates and interest rates. NCR uses a variety of measures to monitor and manage these risks, including derivative financial instruments. Because a substantial portion of NCR's operations and revenue occur outside the United States, NCR's results can be significantly impacted by changes in foreign currency exchange rates. To manage the exposures to changes in currency exchange rates, NCR en-ters into various derivative financial instruments such as forward contracts, swaps and options. These instruments generally mature within twelve months. At inception, the derivative instruments are designated as hedges of inventory purchases and sales and certain financing transactions which are firmly com-mitted or forecasted. Gains and losses on qualifying hedged transactions are deferred and recognized in the determination of income when the underlying transactions are realized, canceled or otherwise terminated. When hedging cer-tain foreign currency transactions of a long-term investment nature, gains and losses are recorded in the currency translation adjustment component of stock-holders' equity. Gains and losses on other foreign exchange contracts are gen-erally recognized currently in other income or expense as exchange rates change. NCR does not hold or enter into derivative financial instruments for trading purposes.
 For purposes of specific risk analysis, NCR uses sensitivity analysis to de-termine the impacts that market risk exposures may have on the fair values of the Company's hedge portfolio. The foreign currency exchange risk is computed based on the market value of future cash flows as impacted by the changes in the rates attributable to the market risk being measured. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the opposite gain or loss on the underlying transaction. The results of the foreign currency exchange rate sensitivity analysis at De-cember 31, 1998 and 1997 were: a 10% movement in the levels of foreign cur-rency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair values of the Company's finan-cial instruments by $13 million and $35 million, respectively, or an increase in fair values of the Company's financial instruments by $26 million and $36 million, respectively.
 The interest rate risk associated with NCR's borrowing and investing activi-ties at December 31, 1998 is not material in relation to NCR's consolidated financial position, results of operations or cash flows. NCR does not gener-ally use derivative financial instruments to alter the interest rate charac-teristics of its investment holdings or debt instruments.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In July 1998, the Financial Accounting Standards Board issued Statement of Fi-nancial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging." SFAS 133 provides guidance for the recognition and measurement of derivatives and hedging activities. It requires an entity to record, at fair value, all derivatives as either assets or liabilities in the balance sheet, and it establishes specific accounting rules for certain types of hedges. This Statement is effective for fiscal years beginning after June 15, 1999 and will be adopted by the Company when required, if not earlier. The impact, if any, of adopting SFAS 133 on NCR's consolidated financial position, results of operations and cash flows, has not been fully determined.
 In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Ob-tained for Internal Use." This Statement provides guidance on accounting for the costs of computer software developed or obtained for internal use and es-tablishes certain capitalization criteria for

                                         NCR . 13
such costs. SOP 98-1 is effective for fiscal years beginning after December 31, 1998 and will be adopted by NCR when required. The adoption of SOP 98-1 is expected to result in the capitalization of approximately $10 million of in-ternal-use software development costs which will be amortized straight-line over three years.

                                         NCR . 14

Report of Management

NCR management is responsible for the preparation, integrity and objectivity of NCR's consolidated financial statements and other financial information pre-sented in this Annual Report. The accompanying consolidated financial state-ments were prepared in accordance with generally accepted accounting principles and include certain amounts based on currently available information and man-agement's judgment of current conditions and circumstances.
 NCR maintains an internal control structure designed to provide reasonable as-surance, at reasonable cost, that NCR's assets are safeguarded, and that trans-actions are properly authorized, executed, recorded and reported. This structure is supported by the selection and training of qualified personnel, by the proper delegation of authority and division of responsibility, and through dissemination of written policies and procedures. An ongoing program of inter-nal audits and operational reviews assists management in monitoring the effec-tiveness of these controls, policies and procedures. The accounting systems and related other controls are modified and improved in response to changes in business conditions and operations, and recommendations made by NCR's indepen-dent accountants and internal auditors.
 PricewaterhouseCoopers LLP, independent accountants, are engaged to perform audits of NCR's consolidated financial statements. These audits are performed in accordance with generally accepted auditing standards, which include the consideration of NCR's internal control structure.
 The Audit and Finance Committee of the Board of Directors, consisting entirely of independent directors who are not employees of NCR, monitors the accounting, reporting and internal control structure of NCR. NCR's independent accountants, internal auditors and management have complete and free access to the Audit and Finance Committee, which periodically meets directly with each group to ensure that their respective duties are being properly discharged.

/s/ Lars Nyberg
Lars Nyberg
Chairman of the Board and
Chief Executive Officer

/s/ David Bearman
David Bearman
Senior Vice President and
Chief Financial Officer


Report of Independent Accountants

To the Board of Directors and
Stockholders of NCR Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity, of cash flows and of comprehensive income present fairly, in all material re-spects, the financial position of NCR Corporation and its subsidiaries at De-cember 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of NCR Corporation's management; our respon-sibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with gener-ally accepted auditing standards which require that we plan and perform the au-dit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by man-agement, and evaluating the overall financial statement presentation. We be-lieve that our audits provide a reasonable basis for the opinion expressed above.

/s/ PriceWaterhouseCoopers LLP
Dayton, Ohio
January 19, 1999

                                         NCR . 15

NCR Corporation
Consolidated Statements of Operations

In millions,
except per share amounts

                                              Year Ended December
                                                       31
                                              ----------------------
                                                1998    1997    1996
---------------------------------------------------------------------
Revenue
Products                                      $3,577  $3,709  $3,986
Services                                       2,928   2,880   2,977
---------------------------------------------------------------------
Total Revenue                                  6,505   6,589   6,963
---------------------------------------------------------------------
Operating Expenses
Cost of products                               2,362   2,528   2,722
Cost of services                               2,221   2,187   2,203
Selling, general and administrative expenses   1,414   1,510   1,573
Research and development expenses                356     383     390
Non-recurring and restructuring charges           50       -     (55)
---------------------------------------------------------------------
Total Operating Expenses                       6,403   6,608   6,833
---------------------------------------------------------------------
Income (Loss) from Operations                    102     (19)    130
Interest expense                                  13      15      56
Other income, net                                (68)    (61)    (36)
Non-recurring gain from asset disposition        (55)      -       -
---------------------------------------------------------------------
Income Before Income Taxes                       212      27     110
Income tax expense                                90      20     219
---------------------------------------------------------------------
Net Income (Loss)                             $  122  $    7  $ (109)
---------------------------------------------------------------------
Net Income (Loss) per Common Share
 Basic                                        $ 1.21  $  .07  $(1.07)
 Diluted                                      $ 1.20  $  .07  $(1.07)
---------------------------------------------------------------------
Weighted Average Common Shares Outstanding
 Basic                                         101.0   102.0   101.4
 Diluted                                       102.1   102.0   101.4
---------------------------------------------------------------------

The notes on pages 20 through 32 are an integral part of the consolidated fi-nancial statements.

                                         NCR . 16

NCR Corporation
Consolidated Balance Sheets

In millions,
except per share amounts

                                                                At December
                                                                    31
                                                               -------------
                                                                1998   1997
-----------------------------------------------------------------------------
Assets
Current assets
 Cash and short-term investments                               $  514 $1,129
 Accounts receivable, net                                       1,556  1,471
 Inventories                                                      384    489
 Other current assets                                             178    196
-----------------------------------------------------------------------------
Total Current Assets                                            2,632  3,285
-----------------------------------------------------------------------------
Reworkable service parts, net                                     232    248
Property, plant and equipment, net                                872    858
Other assets                                                    1,156    985
-----------------------------------------------------------------------------
Total Assets                                                   $4,892 $5,376
-----------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities
 Short-term borrowings                                         $   50 $   59
 Accounts payable                                                 376    378
 Payroll and benefits liabilities                                 303    343
 Customer deposits and deferred service revenue                   352    348
 Other current liabilities                                        619    850
-----------------------------------------------------------------------------
Total Current Liabilities                                       1,700  1,978
-----------------------------------------------------------------------------
Long-term debt                                                     33     35
Pension and indemnity liabilities                                 420    342
Postretirement and postemployment benefits liabilities            655    813
Other liabilities                                                 593    591
Minority interests                                                 44    264
-----------------------------------------------------------------------------
Total Liabilities                                               3,445  4,023
-----------------------------------------------------------------------------
Commitments and contingencies
Stockholders' Equity
Preferred stock: par value $.01 per share, 100.0 shares
 authorized, no shares issued and outstanding at December 31,
 1998 and 1997                                                      -      -
Common stock: par value $.01 per share, 500.0 shares
 authorized, 105.0 and 103.2 shares issued and 98.7 and 103.2 shares outstanding at December 31, 1998 and 1997,
 respectively                                                       1      1
Paid-in capital                                                 1,295  1,438
Retained earnings                                                 129      7
Accumulated other comprehensive income (loss)                      22    (93)
-----------------------------------------------------------------------------
Total Stockholders' Equity                                      1,447  1,353
-----------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                     $4,892 $5,376
-----------------------------------------------------------------------------

The notes on pages 20 through 32 are an integral part of the consolidated fi-nancial statements.

                                         NCR . 17

NCR Corporation
Consolidated Statements of Cash Flows

In millions

                                                     Year Ended December 31
                                                     ------------------------
                                                      1998    1997     1996
------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                    $  122  $     7  $  (109)
Adjustments to reconcile net income (loss) to net
 cash (used in) provided by operating activities:
 Depreciation and amortization                          364      383      385
 Deferred income taxes                                   54       13      241
 Non-recurring and restructuring charges                 50        -      (55)
 Net (gain) loss on sales of assets                     (47)       4       13
Changes in operating assets and liabilities:
 Receivables                                            (85)     (14)     451
 Inventories                                             15      (50)     182
 Accounts payable and other current liabilities        (271)     (34)    (882)
 Other operating assets and liabilities                (259)     (61)     142
------------------------------------------------------------------------------
Net cash (used in) provided by operating activities     (57)     248      368
------------------------------------------------------------------------------
Investing Activities
Purchases of short-term investments                    (356)    (685)    (284)
Sales of short-term investments                         573      482      268
Expenditures for reworkable service parts              (143)    (147)    (207)
Expenditures for property, plant and equipment         (224)    (162)    (216)
Acquisition of minority interest in subsidiary         (274)       -        -
Proceeds from sales of facilities and other assets      310       99       98
Other investing activities                              (94)    (111)     (54)
------------------------------------------------------------------------------
Net cash used in investing activities                  (208)    (524)    (395)
------------------------------------------------------------------------------
Financing Activities
Purchase of Company common stock                       (200)       -        -
Short-term borrowings, net                               (9)      31      (17)
Long-term borrowings, net                                (2)     (13)    (282)
Transfers from AT&T, net                                  -        -    1,194
Other financing activities                               57       44        -
------------------------------------------------------------------------------
Net cash (used in) provided by financing activities    (154)      62      895
------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash
 equivalents                                             21      (63)     (19)
------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents       (398)    (277)     849
Cash and cash equivalents at beginning of year          886    1,163      314
------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $  488  $   886  $ 1,163
------------------------------------------------------------------------------

The notes on pages 20 through 32 are an integral part of the consolidated fi-nancial statements.

                                         NCR .18

NCR Corporation
Consolidated Statements of Changes in Stockholders' Equity

In millions

                                                              Accumulated
                         Common Stock                            Other
                         -------------- Paid-in  AT&T's Net  Comprehensive  Retained
                         Shares  Amount Capital  Investment     Income      Earnings  Total
--------------------------------------------------------------------------------------------
January 1, 1996                                     $   310           $ 48           $  358
 Net loss                                              (109)             -             (109)
 Currency translation
  adjustments                                             -            (58)             (58)
 Additional minimum
  pension liability and
  other                                                   -             11               11
 Transfers from AT&T,
  net                                                 1,194              -            1,194
 Distribution of NCR
  common stock by AT&T      101     $ 1  $1,394      (1,395)             -                -
--------------------------------------------------------------------------------------------
December 31, 1996           101       1   1,394           -              1            1,396
 Net income                   -       -       -           -              -      $  7      7
 Currency translation
  adjustments                 -       -       -           -            (79)        -    (79)
 Employee stock purchase
  and stock compensation
  plans                       2       -      44           -              -         -     44
 Additional minimum
  pension liability and
  other                       -       -       -           -            (15)        -    (15)
--------------------------------------------------------------------------------------------
December 31, 1997           103       1   1,438           -            (93)        7  1,353
 Net income                   -       -       -           -              -       122    122
 Currency translation
  adjustments                 -       -       -           -             95         -     95
 Employee stock purchase
  and stock compensation
  plans                       2       -      57           -              -         -     57
 Additional minimum
  pension liability and
  other                       -       -       -           -             20         -     20
 Purchase of Company
  common stock               (6)      -    (200)          -              -         -   (200)
--------------------------------------------------------------------------------------------
December 31, 1998            99     $ 1  $1,295     $     -           $ 22      $129 $1,447
--------------------------------------------------------------------------------------------

Effective December 31, 1996, AT&T Corp. (AT&T) distributed to its stockholders all of its interest in NCR. The distribution resulted in 101 million shares of NCR common stock outstanding as of December 31, 1996. Prior to the Distribu-tion, NCR was a wholly-owned subsidiary of AT&T. (See Note 1 of Notes to Con-solidated Financial Statements.)

NCR Corporation
Consolidated Statements of Comprehensive Income

In millions

                                                  Year Ended
                                                  December 31
                                                ----------------
                                                1998 1997   1996
-----------------------------------------------------------------
Net income (loss)                               $122 $  7  $(109)
Other comprehensive income (loss), net of tax:
 Currency translation adjustments                 95  (79)   (58)
 Additional minimum pension liability and other   20  (15)    11
-----------------------------------------------------------------
Comprehensive income (loss)                     $237 $(87) $(156)
-----------------------------------------------------------------

The notes on pages 20 through 32 are an integral part of the consolidated fi-nancial statements.

                                         NCR . 19

NCR Corporation
Notes to Consolidated Financial Statements
Note 1.
Description of Business and Significant Accounting
Policies

Description of Business
NCR Corporation and its subsidiaries (NCR or the Company) provide information technology hardware, software and consulting and support services throughout the world. NCR combines these hardware, software and services components into solutions designed to solve complex business problems for its customers. NCR's solutions offer companies the opportunity to capture and transform data from transactions into information for building consumer relationships.
 Through its presence at customer interaction points such as automated teller machines or point-of-sale workstations, NCR's solutions are designed to help businesses capture valuable consumer transaction data. They also offer busi-nesses the opportunity to centralize detailed information in a data warehouse, analyze the complex relationships among all of the different data elements, and respond with programs designed to improve consumer acquisition, retention and profitability. NCR offers specific solutions for the retail and financial industries and also provides solutions for the communications, transportation, insurance and utilities industries, consumer goods manufacturers and govern-ment entities. These solutions are complemented by NCR's business media prod-ucts, such as paper rolls, ink ribbons and other business forms.
 Integrated within the solutions NCR provides its customers, the Company of-fers a complete range of information technology services in support of criti-cal transaction-based systems and networks, including staging and implementation, multi-vendor services, system-support services, consulting, managed services, life-cycle services and a wide range of other support serv-ices. In addition, NCR offers its customers consulting and support services which include designing, integrating, installing and supporting scalable data warehousing technologies, applications software and related hardware and equipment.
 Effective December 31, 1996, AT&T Corp. (AT&T) distributed to its stockhold-ers all of its interest in NCR on the basis of one share of NCR common stock for each 16 shares of AT&T common stock (the Distribution). The Distribution resulted in 101.4 million shares of NCR common stock outstanding as of Decem-ber 31, 1996. From September 19, 1991 to the Distribution date, NCR was a wholly-owned subsidiary of AT&T; previously, NCR was a separate publicly-traded company.

Financial Statement Presentation
For the years ended December 31, 1998 and 1997, NCR's consolidated financial statements reflect the results of operations, financial position, cash flows, changes in stockholders' equity and comprehensive income of NCR as it operates on a stand-alone, separate company basis. NCR's consolidated financial state-ments at and prior to the Distribution reflect the results of operations, fi-nancial position and cash flows of NCR as if NCR were a separate entity. Such financial statements were derived from the consolidated financial statements of AT&T using historical results of operations and the historical bases in the assets and liabilities of the businesses operated by NCR.
 Prior to the Distribution, changes in AT&T's net investment represented capi-tal contributions, interest-bearing cash advances made by AT&T to NCR and the net income (loss) of NCR including cost allocations from AT&T. NCR's financing requirements during AT&T's ownership were primarily provided through capital contributions and interest-bearing cash advances from AT&T. NCR's historical consolidated statements of operations include interest expense relating to such interest-bearing cash advances, which were contributed to NCR by AT&T and included in stockholders' equity as of December 31, 1996. NCR began accumulat-ing its retained earnings effective January 1, 1997.
 Prior to the Distribution, general corporate overhead related to AT&T's cor-porate headquarters and common support functions was allocated to NCR, to the extent such amounts were applicable to NCR, based on the ratio of NCR's exter-nal costs and expenses to AT&T's external costs and expenses. Management be-lieves these allocations are reasonable. However, the costs of these services charged to NCR may not necessarily be indicative of the costs that would have been incurred if NCR had performed these functions as a stand-alone entity. As a result of the Distribution, NCR began using its own resources or purchased services to perform these functions and is fully responsible for the costs and expenses associated with the management of a public corporation.
 The financial information for the year ended December 31, 1996 may not neces-sarily reflect the consolidated results of operations, financial position, cash flows, changes in stockholders' equity and comprehensive income of NCR had NCR been a separate entity during that period.

Basis of Consolidation
The consolidated financial statements include the accounts of NCR and its ma-jority-owned subsidiaries in which NCR exercises significant influence and control. Long-term investments in affiliated companies in which NCR exercises significant influence, but which it does not control are accounted for under the equity method. Investments in which NCR does not exercise significant in-fluence (generally less than a 20% ownership interest) are accounted for under the cost method. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent

                                         NCR . 20
assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are made when accounting for uncollectible accounts receivable, excess and obsolete inventory, product warranty, depreciation and amortization, employee benefit plans, income taxes, restructuring charges and environmental and other contingencies, among others.

Foreign Currency
For most NCR international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are trans-lated at average exchange rates prevailing during the year. Currency transla-tion adjustments resulting from fluctuations in exchange rates are recorded in other comprehensive income.
 In the normal course of business, NCR enters into various financial instru-ments, including derivative financial instruments, for purposes other than trading. Derivative financial instruments are not entered into for trading purposes. The use of foreign exchange forward contracts, options and swaps al-lows NCR to reduce its exposure to changes in currency exchange rates. Deriva-tives used as a part of NCR's risk management strategy must be designated at inception as hedges and measured for effectiveness both at inception and on an ongoing basis. NCR primarily uses forward contracts and options to hedge its foreign currency exposures relating largely to inventory purchases by market-ing units and inventory sales by manufacturing units. For foreign exchange contracts that hedge firm commitments, and foreign exchange options contracts that hedge anticipated transactions, the gains and losses are deferred and recognized as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled or otherwise terminated. For other foreign exchange contracts that hedge anticipated transactions, gains and losses are recognized currently in other income and expense as exchange rates change. When hedging certain foreign currency transactions of a long-term investment nature, gains and losses are recorded in the currency translation adjustment component of stockholders' equity. Cash payments are primarily based on net gains and losses related to foreign exchange derivatives and are included in cash flows from operating activities in the consolidated statements of cash flows. At December 31, 1998, deferred net gains on foreign exchange options which hedged anticipated transactions were $6 million, and the unamortized foreign exchange option premiums were $9 million. The applicable amounts at December 31, 1997 were insignificant.

Revenue Recognition
Revenue from product and software license sales is generally recognized upon performance of contractual obligations, such as shipment, installation or cus-tomer acceptance. To the extent that significant obligations remain or signif-icant uncertainties exist about customer acceptance of such products or licenses at the time of sale, revenue is not recognized until the obligations are satisfied or the uncertainties are resolved. Services and maintenance rev-enue is recognized proportionately over the contract period or as services are performed.

Warranty, Sales Returns and Post Sales Support
Provisions for product warranties, sales returns and allowances and post sales support are recorded in the period in which the related revenue is recognized.

Research and Development Expenses
Research and development expenses are charged to operations as incurred. Costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been es-tablished. These costs are recorded as capitalized software and generally am-ortized over no more than three years. Capitalized software is subject to an ongoing assessment of recoverability based upon anticipated future revenues and identified changes in hardware and software technologies. Costs capital-ized include direct labor and related overhead costs. Amortization of capital-ized software development costs was $65 million in 1998 and $66 million in both 1997 and 1996. Accumulated amortization for software development costs was $105 million and $125 million at December 31, 1998 and 1997, respectively.

Income Taxes
Income tax expense is provided based on income before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts rec-ognized for tax purposes. These deferred taxes are measured by applying cur-rently enacted tax laws. NCR records valuation allowances related to its deferred income tax assets when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized.
 NCR's operations were included in the income tax returns filed by AT&T from September 19, 1991 through the Distribution date. During such time, income tax expense in NCR's consolidated financial statements was calculated as if NCR had filed separate income tax returns.

Net Income (Loss) Per Common Share
Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the reported period. The calculation of diluted earnings (loss) per share is similar to basic, ex-cept that the weighted average number of shares outstanding includes the addi-tional dilution from potential common stock such as stock options and restricted stock awards. For the year ended December 31, 1998, the weighted-average number of common

                                         NCR . 21
shares outstanding used to compute diluted earnings per share included 0.5 million of restricted stock awards and 0.6 million of stock options. For the year ended December 31, 1997, the dilutive effect of potential common stock had no impact on reported net income per common share. Potential common stock during the year ended December 31, 1996 was not considered in calculating the net loss per common share since the effects would be antidilutive.

Cash, Cash Equivalents and Short-Term Investments
Short-term investments include certificates of deposit, commercial paper and other investments having maturities greater than three months at the date of acquisition. Such investments are stated at cost which approximates fair value at December 31, 1998 and 1997. All short-term, highly liquid investments hav-ing maturities of three months or less at the date of acquisition are consid-ered to be cash equivalents.

Inventories
Inventories are stated at the lower of average cost or market.

Long-Lived Assets and Goodwill
Property, plant and equipment, and reworkable service parts are stated at cost less accumulated depreciation. Reworkable service parts are those parts that can be reconditioned and used in installation and ongoing maintenance services and integrated service solutions for NCR's customers. Depreciation is computed over the estimated useful lives of the related assets primarily on the straight-line basis. Buildings are depreciated over 25 to 45 years, machinery and equipment over three to ten years and reworkable service parts over three to five years.
 Goodwill is included in other assets and is carried at cost less accumulated amortization. Amortization is computed on a straight-line basis over useful lives ranging from 5 to 25 years. Accumulated amortization was $18 million and $11 million at December 31, 1998 and 1997, respectively.
 NCR reviews the carrying value of long-lived assets and goodwill for impair-ment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Reclassifications
Certain prior years amounts have been reclassified to conform to the 1998 pre-sentation.

Recently Issued Accounting Pronouncements
In July 1998, the Financial Accounting Standards Board issued Statement of Fi-nancial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging." SFAS 133 provides guidance for the recognition and measurement of derivatives and hedging activities. It requires an entity to record, at fair value, all derivatives as either assets or liabilities in the balance sheet, and it establishes specific accounting rules for certain types of hedges. This Statement is effective for fiscal years beginning after June 15, 1999 and will be adopted by the Company when required, if not earlier. The impact, if any, of adopting SFAS 133 on NCR's consolidated financial position, results of operations and cash flows, has not been fully determined.
 In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Ob-tained for Internal Use." This Statement provides guidance on accounting for the costs of computer software developed or obtained for internal use and es-tablishes certain capitalization criteria for such costs. SOP 98-1 is effec-tive for fiscal years beginning after December 31, 1998 and will be adopted by NCR when required. The adoption of SOP 98-1 is expected to result in the capi-talization of approximately $10 million of internal-use software development costs which will be amortized on the straight-line basis over three years.

                                         NCR . 22

Note 2.
Supplementary Financial Information

                                  Year Ended
                                 December 31
                                ---------------
In millions                     1998 1997  1996
------------------------------------------------
Other Income
Interest income                 $ 44 $52   $ 29
Gain (loss) on sales of assets    47  (4)   (13)
Other, net                        32  13     20
------------------------------------------------
Total other income, net         $123 $61   $ 36
------------------------------------------------

                                                     At December 31
                                                     ---------------
In millions                                            1998     1997
---------------------------------------------------------------------
Cash and Short-Term Investments
Cash and cash equivalents                            $  488  $   886
Short-term investments                                   26      243
---------------------------------------------------------------------
Total cash and short-term investments                $  514  $ 1,129
---------------------------------------------------------------------
Accounts Receivable
Trade                                                $1,423  $ 1,344
Other                                                   180      163
---------------------------------------------------------------------
                                                      1,603    1,507
Less: allowance for doubtful accounts                   (47)     (36)
---------------------------------------------------------------------
Total accounts receivable, net                       $1,556  $ 1,471
---------------------------------------------------------------------
Inventories
Finished goods, net                                  $  324  $   353
Work in process and raw materials, net                   60      136
---------------------------------------------------------------------
Total inventories                                    $  384  $   489
---------------------------------------------------------------------
Reworkable Service Parts
Reworkable service parts                             $  555  $   572
Less: accumulated depreciation                         (323)    (324)
---------------------------------------------------------------------
Total reworkable service parts, net                  $  232  $   248
---------------------------------------------------------------------
Property, Plant and Equipment
Land and improvements                                $  155  $    90
Buildings and improvements                              747      762
Machinery and other equipment                         1,313    1,352
---------------------------------------------------------------------
                                                      2,215    2,204
Less: accumulated depreciation                       (1,343)  (1,346)
---------------------------------------------------------------------
Total property, plant and equipment, net             $  872  $   858
---------------------------------------------------------------------
Other Assets
Prepaid pension cost                                 $  723  $   607
Capitalized software, net                               104       98
Other                                                   329      280
---------------------------------------------------------------------
Total other assets                                   $1,156  $   985
---------------------------------------------------------------------
Accumulated Other Comprehensive Income (Loss)
Currency translation adjustments                     $   43  $   (52)
Additional minimum pension liability and other          (21)     (41)
---------------------------------------------------------------------
Total accumulated other comprehensive income (loss)  $   22  $   (93)
---------------------------------------------------------------------

Note 3.
Income Taxes

Income before income taxes consists of the following (in millions):

                                      Year Ended
                                     December 31
                                   ------------------
                                   1998   1997   1996
------------------------------------------------------
Income (Loss) Before Income Taxes
U.S.                               $272  $(121) $(555)
Foreign                             (60)   148    665
------------------------------------------------------
Total income before income taxes   $212  $  27  $ 110
------------------------------------------------------

Income tax expense (benefit) consists of the following (in millions):

                                Year Ended
                                December 31
                              -----------------
                              1998  1997   1996
------------------------------------------------
Income Tax Expense (Benefit)
Current
Federal                       $21   $(17) $   -
State and local                (8)   (17)    11
Foreign                        23     41    (33)
Deferred
Federal                         -      -      -
State and local                 -      -      -
Foreign                        54     13    241
------------------------------------------------
Total income tax expense      $90   $ 20  $ 219
------------------------------------------------

 The following table presents the principal components (in millions) of the difference between the effective tax rate and the U.S. federal statutory in-come tax rate:

                                   Year Ended
                                   December 31
                                 -----------------
                                 1998  1997   1996
---------------------------------------------------
Income tax expense at the U.S.
federal tax rate of 35%          $ 74  $ 10  $  39
Foreign income tax differential    98     2    (24)
Net U.S. tax losses               (91)   42    194
Other, net                          9   (34)    10
---------------------------------------------------
Total income tax expense         $ 90  $ 20  $ 219
---------------------------------------------------

 NCR's tax provisions include a provision for income taxes in those tax juris-dictions where its subsidiaries are profitable, but reflect no or only a por-tion of the tax benefits related to U.S. and certain foreign subsidiaries' tax losses due to the uncertainty of the ultimate realization of future benefits from these losses. In 1997, Other, net primarily reflects the favorable im-pacts from the resolution of certain prior year tax matters.
 NCR received $271 million under its tax allocation agreement with AT&T for the U.S. tax losses and credits generated during the year ended December 31, 1996.
 NCR paid income taxes of $60 million, $108 million and $88 million for the years ended December 31, 1998, 1997 and 1996, respectively.

                                         NCR . 23

 Deferred income tax assets and liabilities included in the balance sheets at December 31 were as follows (in millions):

                                                         1998  1997
--------------------------------------------------------------------
Deferred Income Tax Assets
Employee pensions and other benefits                     $242  $330
Other balance sheet reserves and allowances               261   288
Tax loss and credit carryforwards                         252   209
Property, plant and equipment                              31    22
Other                                                      91    70
--------------------------------------------------------------------
Total deferred income tax assets                          877   919
Valuation allowance                                      (498) (553)
--------------------------------------------------------------------
Net deferred income tax assets                            379   366
--------------------------------------------------------------------
Deferred Income Tax Liabilities
Property, plant and equipment                              77    49
Employee pensions and other benefits                      122   113
Taxes on undistributed earnings of foreign subsidiaries   126    83
Other                                                      89    85
--------------------------------------------------------------------
Total deferred income tax liabilities                     414   330
--------------------------------------------------------------------
Total net deferred income tax (liabilities) assets       $(35) $ 36
--------------------------------------------------------------------

 NCR has recorded valuation allowances related to its deferred income tax as-sets due to the uncertainty of the ultimate realization of future benefits from such assets. The 1998 net change in the valuation allowance is primarily attributable to utilization of U.S. tax loss carryforwards partially offset by incremental foreign deferred tax valuation allowances. It is reasonably possi-ble that the valuation allowance could continue to decrease in the near term if operations in certain of NCR's tax jurisdictions are able to demonstrate sustained profitability. As of December 31, 1998, NCR has U.S. federal and foreign tax loss carryforwards of approximately $408 million. The tax loss carryforwards subject to expiration expire in years 2001 through 2012.
 NCR has not provided for U.S. federal income taxes or foreign withholding taxes on approximately $399 million and $457 million of undistributed earnings of a foreign subsidiary as of December 31, 1998 and 1997, respectively, be-cause such earnings are intended to be reinvested indefinitely. It is not practicable to determine the amount of applicable taxes that would be due if such earnings were distributed.
 The income tax effects relating to comprehensive income for 1998, 1997 and 1996 were not significant as a result of the Company's tax position in these years.
 In 1996, NCR entered into an agreement with AT&T and Lucent Technologies Inc. (Lucent) that governs contingent tax liabilities and benefits and other tax matters with respect to tax periods ended on or before the Distribution date. Under this agreement, adjustments to certain taxes that are clearly attribut-able to one party are to be borne solely by that party and adjustments to other tax liabilities are generally to be allocated on a defined basis.

Note 4.
Debt Obligations

NCR has debt with scheduled maturities within one year of $50 million and $59 million as of December 31, 1998 and 1997, respectively. The weighted average interest rate for such debt was 7.3% in 1998 and 7.4% in 1997. NCR has long-term debt and notes totaling $33 million and $35 million at December 31, 1998 and 1997, respectively. These obligations have interest rates ranging from 7.64% to 9.49% with scheduled maturity dates from 2000 to 2020. The scheduled maturities of the outstanding long-term debt and notes during the next five years are: $26 million in 2001, and the remainder after 2004. Interest paid was approximately $13 million, $19 million and $66 million in 1998, 1997 and 1996, respectively.
 In 1996, NCR entered into a five-year, unsecured revolving credit facility with a syndicate of commercial banks and financial institutions. The credit facility provides that NCR may borrow on a revolving credit basis an aggregate principal amount of up to $600 million. The credit facility matures in 2001 and contains certain representations and warranties, conditions, affirmative, negative and financial covenants, and events of default customary for such fa-cilities. Interest rates charged on borrowings outstanding under the credit facility are based on prevailing market rates. No amounts were outstanding un-der the facility as of December 31, 1998 or 1997.

Note 5.
Employee Benefit Plans

Pension and Postretirement Plans
NCR sponsors defined benefit plans for substantially all U.S. employees and the majority of international employees. For salaried employees, the defined benefit plans are based primarily upon compensation and years of service. For certain hourly employees in the U.S., the benefits are based on a fixed dollar amount per year of service. NCR's funding policy is generally to contribute annually not less than the minimum required by applicable laws and regula-tions. Assets of NCR's defined benefit plans are primarily invested in public-ly-traded common stocks, corporate and government debt securities, real estate investments, and cash or cash equivalents.
 Prior to September 1998, substantially all U.S. employees who reached retire-ment age while working for NCR were eligible to participate in a postretirement benefit plan. The plan provides medical care and life insurance benefits to retirees and their eligible dependents. In September 1998, the plan was amended whereby participants who had not reached a certain age and years of service with NCR were no longer eligible for such benefits. NCR rec-ognized a $19 million pre-tax gain on the curtailment of these benefits and expects that this and other plan changes will favorably impact future postretirement net benefit costs. Non-U.S. employees are typically covered

                                         NCR . 24
under government sponsored programs, and NCR generally does not provide postretirement benefits other than pensions to non-U.S. retirees. NCR generally funds these benefits on a pay-as-you-go basis from operations.
 Reconciliations of the beginning and ending balances of the benefit obliga-tions for NCR's pension and postretirement benefit plans were (in millions):

                                      Pension      Postretirement
                                     Benefits         Benefits
                                   --------------  ----------------
                                     1998    1997     1998     1997
--------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation at January 1    $3,084  $2,861  $   394  $   377
Gross service cost                     78      73        4        5
Interest cost                         222     204       27       28
Amendments                              7       4      (90)       -
Actuarial loss                        328     334       36       16
Benefits paid                        (204)   (199)     (36)     (32)
Curtailment                             -      (9)     (19)       -
Settlement                           (145)   (107)       -        -
Currency translation adjustments       52     (77)       -        -
--------------------------------------------------------------------
Benefit Obligation at December 31  $3,422  $3,084    $ 316  $   394
--------------------------------------------------------------------

 A reconciliation of the beginning and ending balances of the fair value of the plan assets of NCR's pension plans follows (in millions):

                                             Pension
                                            Benefits
                                          --------------
                                            1998    1997
---------------------------------------------------------
Change in Plan Assets
Fair value of plan assets at January 1    $3,662  $3,450
Actual return on plan assets                 573     528
Company contributions                         72      50
Plan participant contributions                 6       5
Benefits paid                               (204)   (199)
Settlement                                  (145)   (107)
Currency translation adjustments              36     (65)
---------------------------------------------------------
Fair Value of Plan Assets at December 31  $4,000  $3,662
---------------------------------------------------------

 Accrued pension and/or postretirement benefit assets (liabilities) included in NCR's consolidated balance sheets at December 31 were (in millions):

                                         Pension     Postretirement
                                         Benefits       Benefits
                                        -----------  ----------------
                                        1998   1997     1998     1997
----------------------------------------------------------------------
Reconciliation to Balance Sheet
Funded status                           $579  $ 578  $  (316) $  (394)
Unrecognized net gain                   (206)  (229)     (35)     (73)
Unrecognized prior service cost           40     53      (58)      29
Unrecognized transition asset            (69)   (90)       -        -
----------------------------------------------------------------------
Net Amount Recognized                   $344  $ 312  $  (409) $  (438)
----------------------------------------------------------------------
Total Recognized Amounts Consist of:
Prepaid benefit cost                    $723  $ 607  $     -  $     -
Accrued benefit liability               (401)  (339)    (409)    (438)
Intangible asset                           2      8        -        -
Accumulated other comprehensive income    20     36        -        -
----------------------------------------------------------------------
Net Amount Recognized                   $344  $ 312  $  (409) $  (438)
----------------------------------------------------------------------

 The weighted average rates and assumptions utilized in accounting for these plans for the years ended December 31 were:

                                   Pension        Postretirement
                                   Benefits          Benefits
                                ----------------  ----------------
                                1998  1997  1996  1998  1997  1996
------------------------------------------------------------------
Discount rate                    6.8% 7.3%  7.4%  7.0%  7.5%  7.5%
Expected return on plan assets  10.0% 9.6%  9.2%    -     -     -
Rate of compensation increase    4.3% 4.3%  4.4%  4.3%  4.3%  4.5%

 For postretirement benefit measurement purposes, NCR assumed growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline from 9.5% and 7.0%, pre-65 and post-65, respectively, in 1998 to 5.0% by the year 2006. In addition, a one percentage point change in assumed health care cost trend rates would have the following effect on the postretirement benefit costs and obligation (in millions):

                                                        1% Increase 1% Decrease
-------------------------------------------------------------------------------
1998 service and interest costs                             $ 3        $ (2)
Postretirement benefit obligation at December 31, 1998      $21        $(19)

 The net periodic benefit cost for the plans for the years ended December 31, follows (in millions):

                                                      Postretirement
                                 Pension Benefits        Benefits
                                 -------------------  ----------------
                                 1998   1997   1996   1998  1997  1996
-----------------------------------------------------------------------
 Net service cost                $  75  $  69  $  71  $  4  $  5  $  5
 Interest cost                     222    204    205    27    28    27
 Expected return on plan assets   (349)  (314)  (277)    -     -     -
 Settlement                         46      -      -     -     -     -
 Curtailment                         1      -      -   (19)    -     -
 Amortization of:
 Transition asset                  (22)   (21)   (21)    -     -     -
 Prior service cost                 17     17     22    (3)    2     3
 Actuarial losses (gains)            4     (2)    (1)   (1)   (3)   (4)
-----------------------------------------------------------------------
 Net Benefit Cost                $  (6) $ (47) $  (1) $  8  $ 32  $ 31
-----------------------------------------------------------------------

 In connection with a reduction in workforce of NCR's Japanese subsidiary of 1,000 employees, NCR settled the pension benefit obligations relating to the affected employees. As a result, the Company recognized a $50 million pre-tax non-recurring charge on the pension settlement/curtailment and other related charges in the fourth quarter of 1998.
 The projected benefit obligation, accumulated benefit obligation and fair value of assets for the pension plans with accumulated benefit obligations in excess of plan assets were $460 million, $386 million and $10 million, respec-tively, at December 31, 1998 and $509 million, $417 million and $106 million, respectively, at December 31, 1997.

                                         NCR . 25

 During AT&T's ownership of NCR, the assets of NCR's U.S. pension plans were held as part of a master trust managed by AT&T. In the third quarter of 1997, the valuation of the December 31, 1996 assets attributable to the AT&T, Lucent and NCR pension plans was finalized as called for under the Employee Benefit Agreement previously entered into between NCR and AT&T. In that connection, the valuation of assets utilized by NCR to determine its 1997 pension expense was increased by approximately $230 million. As a result of the finalization of the NCR pension plan asset valuation, 1997 pension expense decreased $23 million, favorably impacting gross margins and expenses.
 In 1996, NCR entered into an agreement with the Pension Benefit Guaranty Cor-poration (PBGC) concerning the provision by NCR of additional support for its domestic defined benefit pension plans. Under this agreement, among other terms and conditions, NCR agreed to provide security interests in support of such plans in collateral with an aggregate value (calculated by applying spec-ified discounts to market value) of $84 million. This collateral is comprised of certain domestic real estate. NCR does not believe that its agreement with the PBGC will have a material effect on its financial condition, results of operations or cash flows.

Savings Plans
All U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' volun-tary elections. NCR's matching contributions typically are subject to a maxi-mum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense under these plans was approximately $24 million, $30 million and $31 million for 1998, 1997 and 1996, respectively.

Other Postemployment Benefits
NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These bene-fits are paid in accordance with NCR's established postemployment benefit practices and policies. Postemployment benefits may include disability bene-fits, supplemental unemployment benefits, severance, workers compensation ben-efits and continuations of health care benefits and life insurance coverage. The accrued postemployment liability at December 31, 1998 and 1997 was $271 million and $400 million, respectively. The decrease is attributable to bene-fit payments.

Note 6.
Acquisition of Minority Interest in Subsidiary

During 1998, NCR acquired an additional 27% ownership interest in its Japanese subsidiary, NCR Japan, Ltd. at a cost of $274 million, increasing NCR's owner-ship of the subsidiary to over 97%. As a result of the acquisition, which is being accounted for as a purchase, goodwill of approximately $65 million was recorded by NCR and is being amortized on a straight-line basis over 20 years. On a pro forma basis, the impact of the transaction on NCR's consolidated net income and net income per share for the years ended December 31, 1998 and 1997 was not material.

Note 7.
Stock Compensation Plans and Purchases of Company Common Stock

Stock Compensation Plans
The NCR Management Stock Plan provides for the grant of several different forms of stock-based benefits, including stock options, stock appreciation rights, restricted stock awards, performance awards, other stock unit awards and other rights, interests or options relating to shares of NCR common stock to employees and non-employee directors. Stock options are generally granted at the fair market value of the common stock at the date of grant, generally have a ten-year term and vest within three years of the grant date. Grants that were issued before 1998 generally had a four-year vesting period. Options to purchase common stock may be granted under the authority of the Board of Directors. Option terms as determined by the Compensation Committee of the Board will not exceed ten years, as consistent with the Internal Revenue Code. The number of shares of common stock authorized and available for grant under this plan were approximately 17 million and 10 million, respectively, at De-cember 31, 1998.
 NCR adopted the WorldShares Plan effective as of the Distribution date. The plan provides for the grant of nonstatutory stock options to substantially all NCR employees. NCR provided each participant with an option to purchase shares of NCR common stock with an aggregate market value of $3,000 as of the Distri-bution date. Such options have an exercise price of $33.44, equal to the mar-ket value of NCR common stock on January 2, 1997, and have a five-year expiration period. Subject to certain conditions, participants became fully vested and able to exercise their options January 2, 1998. The number of shares authorized and available for grant under this plan were approximately 7 million and 4 million, respectively, at December 31, 1998.
 Prior to the Distribution date, certain employees of NCR participated in AT&T equity-based plans, under which they received stock options and other equity-based awards. On the Distribution date, with certain exceptions, these awards were

                                         NCR . 26
converted into comparable awards based on NCR common stock under equity-based plans (hereafter referred to as "the substituted options").
 A summary of stock option activity under the NCR Management Stock Plan and the WorldShares Plan follows (shares in thousands):

                                       1998             1997
                                  ---------------- ----------------
                                          Weighted         Weighted
                                  Shares  Average  Shares  Average
                                   Under  Exercise Under   Exercise
                                  Option   Price   Option   Price
-------------------------------------------------------------------
Outstanding at beginning of year  12,521   $33.26   6,871   $32.34
Granted                            2,904    31.87   6,491    33.24
Exercised                           (703)   27.13    (425)   20.43
Canceled                          (1,552)   33.95    (349)   34.91
Expired                             (264)   36.06     (67)   34.53
-------------------------------------------------------------------
Outstanding at End of Year        12,906   $33.13  12,521   $33.26
-------------------------------------------------------------------

 The following table summarizes information about stock options outstanding at December 31, 1998 (shares in thousands):

                                                               Stock Options
                        Stock Options Outstanding               Exercisable
                     -------------------------------------   ---------------------
                                 Weighted
                                  Average       Weighted                Weighted
                                 Remaining      Average                 Average
     Range of                   Contractual     Exercise                Exercise
 Exercise Prices     Shares        Life          Price       Shares      Price
----------------------------------------------------------------------------------
 $ 5.92 to $14.27       160     1.51 years       $12.92        160       $12.92
 $15.28 to $29.72       881     3.87 years        23.84        733        23.36
 $30.31 to $43.15    11,865     6.25 years        34.13      5,908        33.80
----------------------------------------------------------------------------------
 Total               12,906                      $33.16      6,801       $32.18
----------------------------------------------------------------------------------

 NCR accounts for its stock-based compensation plans using the intrinsic value-based method, which requires compensation expense for options to be recognized when the market price of the underlying stock exceeds the exercise price on the date of grant. Compensation cost charged against income for NCR's stock-based plans was not material in 1998, 1997 and 1996. Had NCR recognized stock-based compensation expense based on the fair value of granted options at the grant date, net income (loss) and net income (loss) per share for the years ended De-cember 31 would have been as follows (in millions, except per share amounts):

                                                       1998      1997       1996
----------------------------------------------------------------------------------
Net income (loss)                      As reported     $ 122     $  7      $ (109)
                                       Pro forma          81      (58)       (144)
Net income (loss) per diluted share    As reported     $1.20     $.07      $(1.07)
                                       Pro forma         .80     (.57)      (1.42)

The pro forma amounts in 1997 contain a charge for the January 2, 1997 grant of options to substantially all NCR employees under the WorldShares Plan of $32 million. The pro forma amounts in 1996 include a $26 million charge represent-ing the incremental costs of substituting NCR options for AT&T options. The pro forma amounts shown above are not necessarily indicative of the effects on net income (loss) and net income (loss) per share in future years.
 The above pro forma net income (loss) and net income (loss) per share for all periods presented were computed using the fair value of options as calculated using the Black-Scholes option-pricing method. The following weighted average assumptions were used for the years ended December 31:

                                 1998  1997
--------------------------------------------
Dividend yield                      0%    0%
Risk-free interest rate          5.35% 6.35%
Expected volatility                40%   40%
Expected holding period (years)  5.00  4.06

 For the 1996 pro forma amounts, the following weighted average assumptions were used to compute the fair value of granted AT&T options at the grant date: dividend yield of 2.4%; risk-free interest rate of 6.59%; expected volatility of 19.4%; and an expected holding period of 6 years. The incremental fair value of AT&T post-Lucent options substituted for the AT&T options as of September 30, 1996 was also used in computing the 1996 pro forma amounts, together with the following weighted average assumptions: dividend yield of 2.8%; risk-free interest rate of 6.05%; expected volatility of 21%; and an expected holding pe-riod of 4.5 years, adjusted to reflect the remaining period to maturity of the substituted options. Additionally, the incremental fair value of NCR options substituted for the AT&T post-Lucent options on December 31, 1996 was used in computing the 1996 pro forma amounts and was calculated using the following weighted average assumptions: dividend yield of 0.0%; risk-free interest rate of 6.28%; expected volatility of 35%; and an expected holding period of 4.5 years, adjusted to reflect the remaining period to maturity of the substituted options. The weighted average fair value of NCR stock options calculated using the Black-Scholes option-pricing model for options granted during the years ended December 31, 1998, 1997 and 1996 was $13.85, $13.14 and $18.79 per share, respectively.
 The NCR Employee Stock Purchase Plan enables eligible employees to purchase NCR's common stock at 85% of the average market price at the end of the last trading day of each month. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. During both 1998 and 1997, employees purchased approximately 1 million shares of NCR common stock for approximately $28 million. The number of shares authorized for future issu-ance and available for grant under this plan at December 31, 1998 were approxi-mately 8 million and 6 million, respectively.

Purchase of Company Common Stock
On April 16, 1998, NCR's Board of Directors approved a share repurchase program authorizing the purchase of shares of Company common stock valued up to $200 million. In the third quarter of 1998, NCR completed its stock buyback program,

                                         NCR . 27
purchasing a total of 6.3 million shares at a cost of $200 million.

Note 8.
Financial Instruments

In the normal course of business, NCR enters into various financial instru-ments, including derivative financial instruments, for purposes other than trading. These instruments primarily consist of foreign exchange forward con-tracts, options and swaps which are used to reduce NCR's exposure to changes in currency exchange rates. At inception, foreign exchange contracts are desig-nated as hedges of firmly committed or forecasted transactions. These transac-tions are generally expected to occur in less than one year. The forward contracts, options and swaps generally mature within twelve months. The major-ity of NCR's foreign exchange forward contracts were to exchange British pounds, French francs and Canadian dollars.

Letters of Credit
Letters of credit are purchased guarantees that ensure NCR's performance or payment to third parties in accordance with specified terms and conditions. Letters of credit may expire without being drawn upon. Therefore, the total notional or contract amounts do not necessarily represent future cash flows.

Fair Value of Financial Instruments
The carrying amounts of cash, cash equivalents, short-term investments, ac-counts receivable, accounts payable and other current liabilities approximate fair value due to the short maturity of these instruments. The fair values of long-term debt and foreign exchange contracts are based on market quotes of similar instruments. The fair value of letters of credit are based on fees charged for similar agreements. The table below presents the fair value, carry-ing value and notional amount of foreign exchange contracts, debt and letters of credit at December 31, 1998 and 1997. The notional amounts represent agreed-upon amounts on which calculations of dollars to be exchanged are based, and are an indication of the extent of NCR's involvement in such instruments. They do not represent amounts exchanged by the parties and, therefore, are not a measure of the instruments.

                                    Contract Carrying Amount   Fair Value
                                    Notional --------------- ---------------
In millions                          Amount  Asset Liability Asset Liability
----------------------------------------------------------------------------
1998
Foreign exchange forward contracts   $  902   $37     $37     $57     $39
Foreign currency options                309    16       1      12       2
Debt                                      -     -      83       -      85
Letters of credit                        47     -       -       -       -
1997
Foreign exchange forward contracts   $1,216   $34     $43     $38     $49
Foreign exchange swap contracts         173     -      20       -      20
Foreign currency options                 81     -       -       1       1
Debt                                      -     -      94       -      96
Letters of credit                        74     -       -       -       -

Fair values of financial instruments represent estimates of possible value that may not be realized in the future.

Concentration of Credit Risk
Financial instruments that potentially subject NCR to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivables and hedging instruments. By their nature, all such finan-cial instruments involve risk, including the credit risk of nonperformance by counterparties, and the maximum potential loss may exceed the amount recognized in the balance sheet. At December 31, 1998 and 1997, in management's opinion, there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. Exposure to credit risk is man-aged through credit approvals, credit limits, selecting major international fi-nancial institutions (as counterparties to hedging transactions) and monitoring procedures, and management believes that the reserves for losses are adequate. NCR had no significant exposure to any individual customer or counterparty at December 31, 1998 or 1997, nor does NCR have any major concentration of credit risk related to any financial instrument.

Note 9.
Segment Information and Concentrations

NCR operates in the information technology industry, which includes designing, developing and marketing information technology products, services, systems and solutions worldwide.

Operating Segment Information
NCR assesses performance and allocates resources based principally on the cus-tomers served and the industries in which such customers operate. Accordingly, NCR categorizes its operations into four strategic segments: Retail, Financial, National Accounts Solutions Group and Systemedia. The Retail and Financial in-dustry segments serve customers that operate in the respective industries. The National Accounts Solutions

                                         NCR . 28

Group provides solutions, products and services to generally large customers outside of the retail and financial industries, including customers in the communications, transportation, insurance and utility industries, consumer goods manufacturers and government entities. The Systemedia segment develops, produces and markets consumable media products principally for customers in industries served by NCR's other operating segments. The Retail, Financial and National Accounts Solutions Group segments may offer a variety of products, services and solutions to their customers which incorporate scalable data warehousing and a variety of other technologies.
 Through its Retail industry segment, NCR provides a full line of solutions, systems, products and services for customers in the retail industry. Included in these offerings are NCR's point-of-sale terminals and barcode scanners, scaleable data warehousing technologies and networking. NCR's Financial indus-try segment provides a full line of solutions, products and services for cus-tomers in the financial industry. These offerings include automated teller machines, scaleable data warehousing technologies and electromechanical item- and image-processing devices, as well as, bank branch automation, call cen-ters, home banking and account processing solutions. The Company's National Accounts Solutions Group segment provides to its customers solutions, prod-ucts, systems and services which include NCR's transaction processing, high availability and data warehousing technologies. Professional consulting and customer support services are also offered through NCR's Retail, Financial and National Accounts Solutions Group segments. In addition, third-party applica-tions and technologies are incorporated into the solutions and systems NCR provides through its operating segments. NCR's "All other segments" accumu-lates the revenue and operating income not attributable to the above operating segments. Unallocated corporate expenses primarily include the following types of charges: global education, corporate staff organizations and benefit plan costs.
 The following tables present data for revenue and operating income by indus-try operating segments for the years ended December 31 (in millions):

                                                    1998    1997    1996
--------------------------------------------------------------------------
Revenue
Retail                                             $1,449  $1,373  $1,374
Financial                                           2,886   2,845   2,766
National Accounts Solutions Group                   1,498   1,562   1,922
Systemedia                                            514     510     551
All other segments                                    158     299     350
--------------------------------------------------------------------------
Consolidated revenue                               $6,505  $6,589  $6,963
--------------------------------------------------------------------------
Operating Income
Retail                                             $   32  $  (10) $   (8)
Financial                                             284     254     270
National Accounts Solutions Group                      37     (41)     (3)
Systemedia                                             42      50      63
Unallocated corporate expenses and other segments    (243)   (272)   (247)
Non-recurring and restructuring charges               (50)     --      55
--------------------------------------------------------------------------
Consolidated operating income                      $  102  $  (19) $  130
--------------------------------------------------------------------------

 The assets attributable to NCR's operating segments consist primarily of ac-counts receivable, inventories and manufacturing assets dedicated to a spe-cific segment. Assets not attributable to segments consist primarily of fixed assets not dedicated to a specific segment, prepaid pension costs, cash and short-term investments. Operating segment assets at December 31 were (in mil-lions):

                                      1998   1997   1996
---------------------------------------------------------
Operating Segment Assets
Retail                               $  464 $  444 $  446
Financial                               969    874    841
National Accounts Solutions Group       578    683    842
Systemedia                              192    200    205
---------------------------------------------------------
Operating segment assets              2,203  2,201  2,334
Assets not attributable to segments   2,689  3,175  2,946
---------------------------------------------------------
Consolidated assets                  $4,892 $5,376 $5,280
---------------------------------------------------------

 The following tables present revenue by product and service line and geo-graphic area for NCR for the years ended December 31. Revenues are attributed to geographic areas/countries based principally upon the geographic area/country to which the product is delivered or in which the service is pro-vided.

Revenue by Product and Service Line

In millions                  1998   1997   1996
------------------------------------------------
Retail products             $  509 $  474 $  428
Financial products           1,146  1,069  1,007
Enterprise server products     411    420    408
Other computer products        948  1,170  1,494
Customer support services    2,182  2,142  2,273
Professional services          631    628    580
Systemedia products            514    510    551
Other                          164    176    222
------------------------------------------------
Consolidated revenue        $6,505 $6,589 $6,963
------------------------------------------------

Revenue by Geographic Area

In millions                          1998   1997   1996
--------------------------------------------------------
United States                       $2,846 $2,735 $2,944
Americas (excluding United States)     523    476    488
Europe/Middle East/Africa            2,046  1,976  2,131
Japan                                  687    859    865
Asia/Pacific (excluding Japan)         403    543    535
--------------------------------------------------------
Consolidated revenue                $6,505 $6,589 $6,963
--------------------------------------------------------

 The following tables present certain long-lived assets by country at December
31:

Property, Plant and Equipment, Net

In millions                                      1998 1997 1996
---------------------------------------------------------------
United States                                    $366 $411 $451
Japan                                             210  130  148
All other countries                               296  317  331
---------------------------------------------------------------
Consolidated property, plant and equipment, net  $872 $858 $930
---------------------------------------------------------------

                                         NCR . 29

Reworkable Service Parts, Net

In millions                                 1998 1997 1996
----------------------------------------------------------
United States                               $117 $137 $145
Japan                                         18   18   21
All other countries                           97   93  111
----------------------------------------------------------
Consolidated reworkable service parts, net  $232 $248 $277
----------------------------------------------------------


Concentrations
No single customer accounts for more than 10% of NCR's consolidated revenue. As of December 31, 1998, NCR is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly elimi-nated, have a material adverse impact on NCR's operations. NCR also does not have a concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse im-pact on its operations.
 A number of NCR's products, systems and solutions rely primarily on specific suppliers for microprocessors and other component products, operating systems, commercial databases and other central components. There can be no assurances that any sudden impact to the availability or cost of these technologies would not have a material adverse impact on NCR's operations.
 Inventories are routinely subject to changes in value, resulting from rapid technological change, intense price competition and changes in customer demand patterns. While NCR has provided for estimated declines in the market value of inventories, no estimate can be made of a range of amounts of loss that are reasonably possible under various competitive conditions.

Note 10.

Contingencies
In the normal course of business, NCR is subject to various regulations, pro-ceedings, lawsuits, claims and other matters, including actions under laws and regulations related to the environment and health and safety, among others. Such matters are subject to the resolution of many uncertainties, and accord-ingly, outcomes are not predictable with assurance. NCR believes the amounts provided in its consolidated financial statements, as prescribed by generally accepted accounting principles, are adequate in light of the probable and es-timable liabilities. However, there can be no assurances that the amounts re-quired to discharge alleged liabilities from various lawsuits, claims, legal proceedings and other matters, and to comply with applicable laws and regula-tions, will not exceed the amounts reflected in NCR's consolidated financial statements or will not have a material adverse effect on its consolidated re-sults of operations, financial condition or cash flows. Any amounts of costs that may be incurred in excess of those amounts provided as of December 31, 1998 cannot presently be determined.

Environmental Matters
NCR's facilities and operations are subject to a wide range of environmental protection laws related to solid and hazardous waste disposal, the control of air emissions and water discharges, and the mitigation of impacts to the envi-ronment from past operations and practices. NCR has investigatory and remedial activities underway at a number of facilities that it currently owns or oper-ates, or formerly owned or operated, to comply, or to determine compliance, with applicable environmental protection laws. NCR has been identified, either by a government agency or by a private party seeking contribution to site cleanup costs, as a potentially responsible party (PRP) at a number of sites pursuant to a variety of statutory schemes, both state and federal, including the Federal Water Pollution Control Act (FWPCA) and comparable state statutes, and the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA), and comparable state statutes.
 In February 1996, the U.S. Department of the Interior, Fish & Wildlife Serv-ice (USF&WS), two Native American tribes, and other federal agencies (Federal Trustees) notified NCR that the Federal Trustees consider NCR to be a PRP un-der the FWPCA and CERCLA with respect to alleged natural resource damages
(NRD) to the Fox River and related Green Bay environment (Fox River System) due to, among other things, sediment contamination in the Fox River System al-legedly resulting from NCR's former carbonless paper manufacturing operations at Appleton and Combined Locks, Wisconsin. USF&WS has also notified a number of other manufacturing companies of their status as PRPs under the FWPCA and CERCLA for NRD in the Fox River System resulting from their ongoing or former paper manufacturing operations in the Fox River Valley. In January 1997, the Federal Trustees notified NCR and the other PRPs of the Federal Trustees' in-tent to commence a NRD lawsuit. The PRPs and the Federal Trustees agreed to postpone litigation and entered into tolling and standstill agreements; howev-er, those agreements have expired and the Federal Trustees have not instituted litigation. In addition, NCR was identified, along with a number of other com-panies, by the State of Wisconsin (State) with respect to alleged liability under CERCLA and comparable Wisconsin law concerning the contaminated sedi-ments in the Fox River. In July 1997, the Federal Trustees, the State and the United States Environmental Protection Agency (USEPA) entered into a Memoran-dum of Agreement to coordinate studies and actions regarding the Fox River, including the assertion of claims against the PRPs. In December 1997, the USEPA denied the PRPs' good faith proposal to perform a remedial investigation and feasibility study of Fox River (RI/FS) and the State thereafter commenced work on the RI/FS in conjunction with the USEPA. Finally, in July 1998, the USEPA formally proposed the Fox River for inclusion on the National Priorities List. An estimate of NCR's ultimate share of NRD or remedial liability cannot be made with certainty at this time due to (i) the unknown magnitude, scope and source of any alleged con-

                                         NCR . 30
tamination, (ii) the uncertainty of the amount and scope of any alleged natu-ral resource restoration or damages, and (iii) the absence of selected reme-dial and restoration objectives and methods. NCR believes that there are additional PRPs who may be liable for NRD or remediation costs. Further, in 1978, NCR sold the business to which the claims apply. In this connection, NCR commenced litigation against the buyer and its former parent alleging that they are responsible for the above-described claims. The parties have reached an interim partial settlement and arbitration agreement under which the par-ties are presently, and for the foreseeable future will be, sharing both de-fense and liability costs.
 It is difficult to estimate the future financial impact of environmental laws, including potential liabilities. NCR accrues environmental provisions when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. Management expects that the amounts accrued from time to time will be paid out over the period of investigation, negotia-tion, remediation and restoration for the applicable sites, which may as to the Fox River site be 10 to 20 years or more. Provisions for estimated losses from environmental restoration and remediation are, depending on the site, based primarily on internal and third-party environmental studies, estimates as to the number and participation level of any other PRPs, the extent of the contamination, and the nature of required remedial and restoration actions. Accruals are adjusted as further information develops or circumstances change. The amounts provided for environmental matters in NCR's consolidated financial statements are the estimated gross undiscounted amount of such liabilities, without deductions for insurance or third-party indemnity claims. Except for the sharing arrangement described above with respect to the Fox River, in those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are reflected as receivables in the consolidated finan-cial statements.

Legal Proceedings
NCR was named as one of the defendants in a purported class-action suit filed in November 1996 in Florida. The complaint seeks, among other things, damages from the defendants in the aggregate amount of $200 million, trebled, plus at-torneys' fees, based on state antitrust and common-law claims of unlawful re-straints of trade, monopolization, and unfair business practices. The portions of the complaint pertinent to NCR, among other things, assert a purported agreement between Siemens-Nixdorf entities (Siemens) and NCR regarding the servicing of certain "ultra-high speed printers" manufactured by Siemens and the agreement's impact upon independent service organizations, brokers and end-users of such printers. The case is still in the discovery stage on class certification issues. The amount of any liabilities or other costs, if any, that may be incurred in connection with this matter cannot currently be deter-mined but, at this time, NCR does not believe they will be material.

Note 11.
Leases

NCR conducts certain of its sales and manufacturing operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses. Future minimum lease payments under noncancelable leases as of December 31, 1998 were:

                                           Later
  In millions     1999 2000 2001 2002 2003 Years Total
------------------------------------------------------
Operating leases  $55  $49  $44  $27  $23   $33  $231

 Total rental expense for operating leases was $76 million, $81 million and $85 million in 1998, 1997 and 1996, respectively.

Note 12.
Transactions With AT&T and Affiliates

For the year ended December 31, 1996, NCR had revenues from sales and services to AT&T and its current and former affiliates of $258 and $218 million, re-spectively. At December 31, 1996 receivables related to these revenues amounted to $71 million and amounts payable to AT&T were $11 million. AT&T al-located general corporate overhead expenses to NCR of $8 million in 1996. Ad-ditionally, NCR purchased products and services from AT&T and affiliates, primarily for long distance service, Bell Labs services, PBX systems and mis-cellaneous inventory, of $103 million for the year ended December 31, 1996.
 Pursuant to the NCR Distribution Agreement, AT&T made contributions of capi-tal to NCR prior to the Distribution date and contributed certain intercompany advances outstanding from AT&T to NCR. The consolidated financial statements reflect these contributions in stockholders' equity as of December 31, 1996. The capital contributions consisted of $419 million in cash and the contribu-tion of additional cash in an amount sufficient to retire or defease a total of $68 million of NCR debt (including payment of related expenses).
 In connection with the Distribution, NCR, AT&T and Lucent entered into agree-ments which, among other things, provide for the allocation and indemnifica-tion of certain contingent liabilities, the purchase and provision of products and services, technology access and development, patent and technology licens-ing and certain defensive protection arrangements.

                                         NCR . 31

Note 13.
1995 Business Restructuring

In 1995, NCR announced and implemented a restructuring plan which included dis-continuing the manufacture of personal computers and the distribution of per-sonal computers through high-volume indirect channels, consolidating facilities globally, and reducing industry markets served, as well as separating approxi-mately 8,500 employees and contractors. To provide for this restructuring, a pre-tax charge of $1,649 million was recorded in 1995.
 In the fourth quarter of 1996, NCR released $55 million of reserves related to the 1995 restructuring. In 1997, NCR substantially completed its restructuring plan. The remaining restructuring liability at December 31, 1998 was not sig-nificant.

Note 14.
Quarterly Information (Unaudited)

 In millions, except
 per share amounts                   First   Second/1/ Third   Fourth/2/ Total
-------------------------------------------------------------------------------
 1998
 Total revenues                      $1,309   $1,574   $1,555   $2,067   $6,505
 Gross margin                           354      472      461      635    1,922
 Net income                               -       48       25       49      122
 Net income per share:
 Basic                               $  0.0   $  .47   $  .25   $  .50   $ 1.21
 Diluted                                0.0      .46      .25      .49     1.20
 1997
 Total revenues                      $1,389   $1,645   $1,563   $1,992   $6,589
 Gross margin                           400      458      449      567    1,874
 Net income (loss)                      (16)      (4)      (9)      36        7
 Net income (loss) per share, basic
 and diluted                         $ (.16)  $ (.04)  $ (.09)  $  .35   $  .07

1. In the second quarter of 1998, NCR recognized a $55 million pre-tax gain on the sale of its TOP END(R) middleware technology and products family to BEA Systems, Inc.
2. In the fourth quarter of 1998, NCR recognized a $50 million pre-tax loss on the settlement of pension benefit obligations relating to a reduction in workforce of the Company's Japanese subsidiary as more fully explained in
   Note 5.

                                         NCR . 32