Form 10-K, Exhibit 13
period 1999-12-31
NCR CORP
filed 2000-03-09
CIK 70866

                                                                      EXHIBIT 13

                          Financial Table of Contents

31. Selected Financial Data

32. Management's Discussion and Analysis of Financial Condition and Results of Operations

50. Report of Management

51. Report of Independent Accountants

52. Consolidated Statements of Operations

53. Consolidated Balance Sheets

54. Consolidated Statements of Cash Flows

55. Consolidated Statements of Changes in Stockholders' Equity

56. Notes to Consolidated Financial Statements

NCR CORPORATION
Selected Financial Data
Dollars in millions, except per share amounts

                                    Year Ended December 31
                             -------------------------------------
                             1999 1    1998 2    1997      1996      1995
                             ------    ------    ----      ----      ----
Results of Operations
Revenue 3                    $ 6,196   $ 6,505   $ 6,589   $ 6,963   $ 8,162
Operating expenses 4
 Cost of revenue               4,312     4,583     4,715     4,997     7,316
 Selling, general and
  administrative expenses      1,466     1,460     1,510     1,458     2,632
 Research development
  expenses                       340       360       383       378       585
----------------------------------------------------------------------------
Income (loss) from
 operations                       78       102       (19)      130    (2,371)
Interest expense                  12        13        15        56        90
Other income, net                (71)      (68)      (61)      (36)      (45)
Gain from significant
 asset dispositions 5            (98)      (55)        -         -         -
----------------------------------------------------------------------------
Income (loss) before
 income taxes                    235       212        27       110    (2,416)
Income tax (benefit)
 expense                        (102)       90        20       219      (136)
----------------------------------------------------------------------------

Net income (loss)            $   337   $   122   $     7   $  (109)  $(2,280)
----------------------------------------------------------------------------
Net income (loss) per
 common share 6
  Basic                      $  3.45   $  1.21   $  0.07   $ (1.07)  $(22.49)
  Diluted                    $  3.35   $  1.20   $  0.07   $ (1.07)  $(22.49)
----------------------------------------------------------------------------

Financial Position and
 Other Data
Cash and short-term
 investments                 $   763   $   514   $ 1,129   $ 1,203   $   338
Accounts receivable, net       1,197     1,556     1,471     1,457     1,908
Inventories                      299       384       489       439       621
Property, plant, equipment
 and reworkable service
 parts, net                    1,002     1,104     1,106     1,207     1,215
Total assets                   4,895     4,892     5,376     5,280     5,256
Debt                              77        83        94        76       375
Stockholders' equity         $ 1,596   $ 1,447   $ 1,353   $ 1,396   $   358
----------------------------------------------------------------------------

Cash dividends                     -         -         -         -         -
Number of employees and
 contractors                  32,800    33,100    38,300    38,600    41,100
----------------------------------------------------------------------------

/1/ Income from operations is shown after deducting $125 million related to restructuring and other related charges. (See Note 3 of Notes to Consolidated Financial Statements.) 1999 net income includes pre-tax amounts of $125 million of restructuring and other related charges, $98 million of gains from significant asset dispositions and $232 million of favorable impact from a tax valuation allowance release. (See footnote 5 below and Notes 3 and 4 of Notes to Consolidated Financial Statements.) Excluding these items, the 1999 income from operations, net income and net income per common share (diluted) would have been $203 million, $162 million and $1.61, respectively.

/2/ Income from operations is shown after deducting $50 million related to a non-recurring pension charge. (See Note 6 of Notes to Consolidated Financial Statements.) 1998 net income includes the non-recurring charge and the benefit of the non-recurring gain from asset disposition. (See footnote 5 below and Note 6 of Notes to Consolidated Financial Statements.) Excluding these items, the 1998 income from operations, net income and net income per common share (diluted) would have been $152 million, $119 million and $1.17 million, respectively.

/3/ The majority of the decrease in revenue for the year ended December 31, 1996 was due to our decision in September 1995 to discontinue selling personal computers and entry-level server products through high-volume indirect channels. The decline in revenue from 1996 to 1999 is primarily attributable to our commodity hardware business.

/4/ Operating expenses include restructuring and other related charges of $125 million, $50 million, $(55) million and $1,649 million in 1999, 1998, 1996 and 1995, respectively. (See Notes 3 and 6 of Notes to Consolidated Financial Statements.)

/5/ Represents gains from significant asset dispositions, including facilities, in 1999 and TOP END(R) in 1998.

/6/ Net loss per share for the years ended December 31, 1996 and 1995 was calculated by dividing the net loss by 101.4 million shares of common stock. Effective December 31, 1996, AT&T Corp. distributed to its stockholders all of its interest in NCR on the basis of one share of NCR common stock for each 16 shares of AT&T Corp. common stock (the Distribution). The Distribution resulted in 101.4 million shares of NCR common stock outstanding as of December 31, 1996. Such shares are assumed to be outstanding since January 1, 1995.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------


OVERVIEW
We provide solutions designed specifically to enable businesses to build, expand and enhance their relationships with their customers by facilitating transactions and transforming data from transactions into useful business information.
     Through our presence at customer interaction points, such as self service (e.g., automated teller machines) or store automation (e.g., point-of-sale workstations), our solutions are designed to help businesses process consumer transactions. We also offer businesses the opportunity to centralize detailed information in a data warehouse, analyze the complex relationships among all of the different data elements and respond with programs designed to improve consumer acquisition, retention and profitability. We offer specific solutions for the retail and financial industries and also provide solutions for industries including telecommunications, transportation, insurance, utilities and electronic commerce as well as consumer goods manufacturers and government entities. Our solutions are built on our foundation of long-established industry knowledge and consulting expertise, value-adding software, global customer support services, a complete line of consumable and media products and a range of hardware technology.

RESTRUCTURING
During the fourth quarter of 1999, our management approved a restructuring plan designed to accelerate our transformation from a computer hardware and product company to a technology solutions and services provider. A pre-tax charge of $125 million was recorded in the fourth quarter of 1999 to provide for restructuring and other related charges as a result of our plan. The plan will lead to an alignment around three key solutions, an elimination of approximately 1,250 positions and an enhanced leverage of the investment in our Data Warehousing offering. The three key solutions that we will focus on as a result of our plan are Data Warehousing, Self Service and Store Automation. In targeted countries, we will be exiting certain of our commodity hardware businesses, such as entry-level and mid-range computer hardware, to the extent that it is sold through our non-core solutions, primarily Channel Delivery and Customer Interaction.
     In total, the plan calls for approximately 1,250 employee separations, including approximately 1,000 separations in locations outside of the United States, and will include sales, infrastructure support and other positions. As of December 31, 1999, approximately 8% of the employee separations were completed.
     The pre-tax charge of $125 million was comprised of restructuring and other related liabilities of $83 million, $35 million of related asset impairments and $7 million of related software and inventory write-downs. The following table presents a roll-forward of the liabilities incurred in connection with the 1999 business restructuring, which were all reflected as current liabilities in our consolidated balance sheet:

                                    Balance                                 Balance
In millions                      Jan. 01, 1999  Additions  Utilizations  Dec. 31, 1999
--------------------------------------------------------------------------------------
Type of Cost

Employee separations             $    -          $ 76          $  (9)        $ 67
Facility closures                     -             2              -            2
Contractual settlements and
  other exit costs                    -             5             (1)           4
--------------------------------------------------------------------------------------
Total                            $    -          $ 83          $ (10)        $ 73
--------------------------------------------------------------------------------------

     In connection with the restructuring plan, we performed a review of our long-lived assets to identify potential impairments. As a result, we recorded a $35 million charge resulting from the abandonment or write-down of certain assets, including goodwill related to our networking products business. Additionally, we recorded $7 million of charges for the write-off of software licenses and inventory write-downs.
     The total $125 million charge in the fourth quarter was recorded as $8 million cost of revenue and $117 million selling, general and administrative expenses. In addition to the $125 million charge recorded in the fourth quarter of 1999, we expect to incur approximately $55 million of additional costs throughout 2000, primarily related to settling customer obligations that were not complete as of December 31, 1999. These additional costs will be appropriately recognized as incurred or as settlements are reached.

In total, we expect the pre-tax charge of $125 million to result in cash outlays of $83 million and non-cash write-offs of $42 million. The cash outlays are primarily for employee separations, contract cancellations and settlement of customer obligations. As of December 31, 1999, a total of $10 million of the expected cash payments had been made with the balance expected to occur throughout 2000. Beginning in 2000, we anticipate annual savings of approximately $75 million as a result of our restructuring plan. The savings will primarily come from the elimination of losses in our non-core solutions that we are exiting as well as other cost savings related to employee separations within our infrastructure support organizations. We anticipate 75% of the total $75 million of savings to be recognized as a reduction in operating expenses with the balance being recognized as a reduction in cost of revenue.
In addition, we anticipate an approximate $400 million revenue decline as a result of our decision to exit specific non-core solutions in certain geographic areas which will impact our ability to show overall revenue growth in the year 2000. Execution of our plan is anticipated to be substantially complete by the third quarter of 2000 and will be funded through working capital and proceeds from sales of facilities and non-core solutions.

REVENUE AND OPERATING MARGIN BY INDUSTRY SEGMENT
In 1999, we categorized our operations into four strategic operating segments:
Retail, Financial, Teradata Solutions Group (TSG) (formerly named National Accounts Solutions Group) and Systemedia. The Retail, Financial and TSG segments offer a variety of solutions to our customers that incorporate point-of-sale workstations, automated teller machines (ATMs), scalable data warehousing, Teradata(R) and applications software, a variety of other information technologies, professional consulting and customer support services. Customer support services complement the solutions we offer as they support high availability technology environments such as those where our solutions are utilized. Customer support services include maintenance services, staging and implementation services, networking, multi-vendor integration services, consulting services, industry-specific support services and outsourcing solutions. Our ''All other segments'' accumulates the results of operations not attributable to the above operating segments, plus unallocated corporate expenses. (See Note 10 of Notes to Consolidated Financial Statements.) As a result of the 1999 restructuring program, we will be changing our definition of strategic operating segments and our associated reporting framework for 2000. The new reporting segments in 2000 will be Store Automation, Self Service, Data Warehousing, Systemedia and Other. All of these segments will include hardware, software, professional consulting and customer support services.

     For the years ended December 31, the effects of restructuring and other related charges have been excluded from the gross margin, operating expenses and operating income amounts presented and discussed below. (See Notes 3 and 6 of Notes to Consolidated Financial Statements.)

In millions                                          1999    1998    1997
---------------------------------------------------------------------------

Consolidated revenue                                $6,196  $6,505  $6,589
Consolidated gross margin 1                          1,892   1,922   1,874
Consolidated operating expenses:
  Selling, general and administrative expenses 2     1,349   1,410   1,510
  Research and development                             340     360     383
Consolidated income (loss) from operations          $  203  $  152  $  (19)
---------------------------------------------------------------------------

/1/ Consolidated gross margin excludes the impact of $8 million of restructuring and other related charges in 1999, which is the portion of the total $125 million restructuring and other related charges that was recorded in cost of revenue.

/2/ Consolidated operating expenses exclude the impact of $117 million of restructuring and other related charges in 1999, which is the portion of the total $125 million restructuring and other related charges that was recorded in selling, general and administrative expenses, and excludes the impact of a $50 million non-recurring pension charge in 1998.

     Total revenue decreased 5% in 1999 compared to 1998. When adjusted for the impacts of year-to-year changes in foreign currency exchange rates, the revenue decrease remains at 5%. The decline in 1999 revenue reflects increased sales in our Retail industry segment offset by declines in all of our other industry segments. These declines are primarily due to declines in our non-core solutions, which include commodity hardware. Across all segments, aggregate revenues in 1999 decreased from the prior year 11% in Japan and 5% in each of the Americas and Europe/Middle East/Africa regions. These declines over prior year were partially offset by a 13% increase in the Asia/Pacific region. The increase in income from operations in 1999 reflects continued improvement in gross margin as a percentage of revenue primarily due to improvements in data warehousing, professional consulting and customer support services margins and a reduction in operating expenses.
     Total revenue decreased 1% in 1998 compared to 1997. When adjusted for the unfavorable impacts of year-to-year changes in foreign currency exchange rates, revenue increased 1%. The decline in 1998 revenue reflected increased sales in the Retail, Financial and Systemedia industry segments, which were more than offset by declines in TSG and our "All other segments". The significant increase in income from operations in 1998 was due to improved gross margin and tighter expense controls.
     The following chart presents our revenue by industry segment for the year ended December 31, 1999:


[1999 REVENUE BY INDUSTRY GRAPHIC APPEARS HERE]

Retail Industry Solutions
Our retail industry solutions are designed to improve customer service and operating efficiency. These solutions bring together our industry expertise, professional consulting services, software, hardware and strategic alliances to build integrated solutions that improve retail customers' business results. Offerings for the retail industry are grouped into two solution portfolios:
Store Automation and Retail Data Warehousing.
     Store Automation solutions are designed to improve service levels and operating efficiency for retailers. Solutions may include point-of-sale terminals, barcode scanners, scanner-scales, electronic shelf labeling, kiosks/Web kiosks, applications software and other hardware and software utilized in merchandise checkout areas, along with professional consulting and customer support services.
     Retail Data Warehousing solutions enable retailers to use information gathered from customer transactions to analyze and manage every outlet, product and consumer relationship, individually.
     The following table presents our Retail industry revenue and total operating margin for the years ended December 31:

In millions                          1999    1998     1997
------------------------------------------------------------

Retail industry revenue             $1,558  $1,447   $1,373
Retail industry operating margin    $   32  $  (25)  $  (62)
------------------------------------------------------------

     Retail industry revenues, including the solutions described above, increased 8% in 1999 compared to 1998 primarily due to growth in Retail Data Warehousing in the Americas and Japan and growth in Store Automation in all regions. The substantial operating margin increase in 1999 was driven by sales growth, significant improvement in gross margin, especially in maintenance and professional consulting services, and continued focus on expense reduction in both Retail Data Warehousing and Store Automation. In 1998, revenues increased 5% compared to 1997 due to growth in the Retail Data Warehousing and Store Automation solutions in both the Americas and Europe/Middle East/Africa regions. The operating margin improvement in 1998 was driven by sales growth, improvement in gross margin, particularly in Store Automation products, and expense reductions.

Financial Industry Solutions
Our financial industry solutions are designed to help the financial services industry process consumer transactions, with particular focus on retail banking. These offerings include four solution portfolios: Self Service, Financial Data Warehousing, Payment and Imaging and Channel Delivery.
     The Self Service solutions offer a complete range of self service consumer interaction points. These Self Service solutions are principally ATMs, including specialized models that dispense customized information and non-cash items such as tickets and coupons, along with professional consulting and customer support services. We incorporate biometrics technology, such as iris-scanning customer identification, in some offerings.
     Financial Data Warehousing solutions enable financial services institutions to transform data about consumer behavior into information that can be used to change the way financial businesses interact with those consumers.
     Payment and Imaging solutions include item-processing devices that read and sort checks and other paper items, image-processing devices that convert checks and other paper items into electronic images, outsourced management of item-image processing facilities, professional consulting and customer support services and products and services related to emerging methods of payment.
     Channel Delivery solutions are designed to help banks reach customers through new channels and include products and professional consulting and customer support services related to bank branch automation, call centers, home banking, switching and account processing.
     The following table presents our Financial industry revenue and total operating margin for the years ended December 31:

In millions                             1999    1998    1997
-------------------------------------------------------------
Financial industry revenue             $2,568  $2,888  $2,845
Financial industry operating margin    $  100  $  178  $  151
-------------------------------------------------------------

     Financial industry revenues, including the solutions described above, decreased 11% in 1999 compared to 1998 primarily due to declines in Channel Delivery and Payment and Imaging solutions in all regions and declines in Financial Data Warehousing in the Americas. The substantial operating margin decrease in 1999 was driven by lower sales and gross margin primarily in our Channel Delivery and Financial Data Warehousing solutions. In 1998, revenues rose 2% compared to 1997 as increases in sales of Self Service solutions, principally from off-premise automated teller machines in the Americas and Europe/Middle East/Africa regions, offset sales declines in Japan and the Asia/Pacific region, primarily in Korea and Australia. The operating margin improvement in 1998 was driven by sales growth and improvement in gross margin due to product mix partially offset by expense increases.

Teradata Solutions
Our Teradata Solutions Group provides Data Warehousing and other solutions to interface with customers through new channels. The customer base primarily includes industries such as telecommunications, transportation, insurance, utilities and electronic commerce as well as consumer goods manufacturers and government entities. These solutions integrate software, hardware, professional consulting services, customer support services and products from leading technology firms that partner with us to meet customer needs. These solutions are grouped primarily into two portfolios: National Accounts Data Warehousing and Customer Interaction.
     National Accounts Data Warehousing solutions help companies profitably increase revenue by using data warehousing capabilities to gain insight into consumers' activities and choices, asset use, operations and financial results.
     Customer Interaction solutions are designed for all types of customer interfaces, including call centers, Web interaction and kiosks.
     The following table presents our TSG industry revenue and total operating margin for the years ended December 31:

In millions                       1999    1998     1997
---------------------------------------------------------

TSG industry revenue             $1,485  $1,497   $1,562
TSG industry operating margin    $   46  $  (42)  $ (113)
---------------------------------------------------------

     TSG revenues, including the solutions described above, decreased 1% in 1999 1997 was driven by a revenue mix shift towards high-end products primarily in the National Accounts Data Warehousing solutions and professional services, as well as by operating expense reductions.

Systemedia
Systemedia develops, produces and markets a complete line of business consumables to complement our solutions for the retail, financial and other industries. These products include paper rolls, paper products and imaging supplies for ink jet, laser, impact and thermal-transfer printers. In addition, Systemedia develops Automatic Identification solutions that bring together barcode labels, ribbons, software and printers to meet the product marketing and distribution requirements of manufacturers and retailers.

     The following table presents Systemedia industry revenue and total operating margin for the years ended December 31:

In millions                              1999   1998   1997
-----------------------------------------------------------
Systemedia industry revenue             $ 506  $ 515  $ 510
Systemedia industry operating margin    $  25  $  35  $  43
-----------------------------------------------------------

     Systemedia industry revenues decreased 2% in 1999 compared to 1998 primarily due to our decision to exit sales in certain countries and specific low-margin business within the indirect channel in the Europe/Middle East/Africa region, partially offset by revenue increases in Japan. Operating margin declined $10 million in 1999 primarily due to increases in operating expenses in the Americas region and Japan. In 1998, revenue increased slightly, mainly in the Americas and Europe/Middle East/Africa regions primarily due to increased sales of custom printed paper rolls, laser supplies and ink jet cartridges. Operating margin decreased by $8 million in 1998 due to continued declines in paper pricing that were only partially offset by expense reductions.

GROSS MARGIN
Gross margin as a percentage of revenue increased 1.0 percentage point in 1999, compared to an increase of 1.1 percentage points in 1998. The gross margin increase in 1999 consisted of a 1.5 percentage point increase in product gross margin and a 1.1 percentage point increase in services gross margin. Product gross margin in 1999 reflected favorable sales mix which included increased sales of higher-margin products within our Data Warehousing solutions and decreased sales of lower-margin products within our non-core solutions. The improvement in services gross margin was driven by strong margin improvements in our professional consulting services and transactional support services. Gross margin as a percentage of revenue increased 1.1 percentage points in 1998, compared to a decrease of 0.9 percentage points in 1997. The gross margin increase in 1998 consisted of a 2.8 percentage point increase in product gross margin and a 1.0 percentage point decrease in services gross margin. During 1998, we implemented certain initiatives, such as the outsourcing of the manufacture of our retail and computer products to Solectron Corporation (Solectron), which contributed to gross margin percentage improvements in the Store Automation and Data Warehousing solutions.

OPERATING EXPENSES
Selling, general and administrative expenses decreased $61 million or 4% in 1999, compared with a decrease of $100 million or 7% in 1998. The decreases in both 1999 and 1998 were primarily due to our continued focus on expense discipline; standardization of financial reporting, invoicing, logistics and order processing; and employee reductions. As a percentage of revenue, selling, general and administrative expenses were 21.8%, 21.7% and 22.9% in 1999, 1998 and 1997, respectively.
     Research and development expenses decreased $20 million or 6% in 1999, compared with a decrease of $23 million or 6% in 1998. This decrease was primarily due to reductions in commodity hardware-related research and development and a more synergistic focus on our core solution spending as we transform into a solutions and services company.

INCOME BEFORE INCOME TAXES
We had operating income of $203 million in 1999, operating income of $152 million in 1998 and an operating loss of $19 million in 1997.
     Interest expense was $12 million in 1999, $13 million in 1998 and $15 million in 1997. Other income, net, was $169 million in 1999, $123 million in 1998 and $61 million in 1997. Other income in 1999 includes $98 million in licensing of certain technologies whereby we recognized $17 million of other income in each of 1999 and 1998. Other income also includes interest income of $26 million in 1999, $44 million in 1998 and $52 million in 1997. The trend reflects lower average cash balances throughout the years due to the share repurchase programs in 1999 and 1998.

INCOME TAX
Income tax (benefit)/expense was $(102) million in 1999, $90 million in 1998 and $20 million in 1997. The 1999 income tax benefit was due primarily to the $232 million reduction in the Company's U.S. deferred tax valuation allowance as a result of the U.S. operations achieving sustained profitability. Excluding the impact of this item and the restructuring and other related charges, the effective tax rate improved to 38% in 1999 from 42.5% in 1998 and 74.1% in 1997. The change in effective tax rate is primarily due to improved profitability in certain tax jurisdictions, principally the United States.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Our cash, cash equivalents and short-term investments totaled $763 million at December 31, 1999, compared with $514 million at December 31, 1998 and $1,129 million at December 31, 1997. The increase in 1999 was due to improved operating results combined with our focus on reducing receivables, inventories and capital deployed in the business. The $269 million expended for the stock purchase program in 1999 was offset by proceeds from the sales of significant facilities. The decrease in 1998 was primarily due to our acquisition of an additional 27% ownership interest in our Japanese subsidiary at a cost of $274 million and $200 million expended for the stock repurchase program.
     We generated cash from operations of $607 million in 1999, used cash in operations of $79 million in 1998 and generated $287 million in 1997. The cash generated in operations in 1999 was driven primarily by improved operating results, asset management and the timing of disbursements for employee severance and pension amounts. Receivable balances decreased $359 million in 1999 compared to an increase of $85 million in 1998. Inventory balances decreased $85 million in 1999 compared to a decrease of $15 million in 1998. The use of cash in 1998 reflected an increase in accounts receivable which was primarily due to increased revenue during the fourth quarter of 1998 compared with the fourth quarter of 1997. In addition, the use of cash in operations in 1998 included a decline in other operating liabilities due to the timing of increased postemployment and postretirement benefit payments. In addition, 1998 operating activities included a $55 million gain on the sale of TOP END. The 1997 cash flow from operations included increases in accounts receivable and inventories associated with normal business activities and cash utilized for payment of restructuring activities of $82 million.
     Net cash used in investing activities was $326 million, $186 million and $563 million in 1999, 1998 and 1997, respectively. Investing activities primarily represent purchases of short-term investments and capital expenditures. Capital expenditures generally relate to expenditures for information systems, reworkable parts used to service customer equipment, equipment and facilities used in manufacturing and research and development and facilities to support sales and marketing activities. In 1999, we purchased net short-term investments of $165 million compared to a net investment reduction of $217 million in 1998. The increase in 1999 reflects the improvement in operating results and asset management as well as $168 million in proceeds from the sales of significant facilities. In 1998, the cash used in investing reflects the purchase of the minority interest in our Japanese subsidiary for $274 million. This use of cash was partially offset by proceeds from the sale of TOP END and the sale of our retail and computer products manufacturing operations to Solectron. Capital expenditures, a historically significant component of investing activities, were $355 million, $345 million and $348 million for the years ended 1999, 1998 and 1997, respectively.
     Net cash used in financing activities was $194 million in 1999 and $154 million in 1998. Net cash provided by financing activities was $62 million in 1997. In April and October 1999, we approved share repurchase programs which resulted in the use of $269 million of cash in 1999. In 1998, a separate share repurchase program resulted in the use of $200 million of cash.

     In 1996, we entered into a five-year, unsecured revolving credit facility with a syndicate of commercial banks and financial institutions. The credit facility provides that we may borrow from time to time on a revolving credit basis an aggregate principal amount of up to $600 million. We expect to be able to use the available funds at any time for capital expenditure needs, repayment of existing debt obligations, working capital and general corporate purposes. The credit facility matures in 2001 and contains certain representations and warranties, conditions, affirmative, negative and financial covenants and events of default customary for such a facility. Interest rates charged on borrowings outstanding under the credit facility are based on market rates. In addition, a portion of the credit facility is available for the issuance of letters of credit as we require. No amounts were outstanding under the facility as of December 31, 1999, 1998 or 1997.

     We believe that cash flows from operations, the credit facility and other short- and long-term debt financings, if any, will be sufficient to satisfy our future working capital, research and development, capital expenditures and other financing requirements for the foreseeable future.

FACTORS THAT MAY AFFECT FUTURE RESULTS
This annual report and other documents that we file with the Securities and Exchange Commission, as well as other oral or written statements we may make, contain information based on management's beliefs and include forward-looking statements that involve a number of risks, uncertainties and assumptions. These forward-looking statements are not guarantees of future performance, and there are a number of factors, including those listed below, which could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements.

Competition
Our ability to compete effectively within the technology industry is critical to our future success.

We compete in the intensely competitive information technology industry. This industry is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, price and cost reductions, and increasingly greater commoditization of products, making differentiation difficult. In addition, this intense competition increases pressure on gross margins which could impact our business and operating results. Our competitors include other large, successful companies in the technology industry such as:
International Business Machines (IBM), Wincor Nixdorf Gmbh & Co., Unisys Corporation, Diebold, Inc., and Oracle Corporation, some of which have widespread penetration of their platforms. If we are unable to compete successfully, the demand for our solutions, including products and services, would decrease. Any reduction in demand could lead to fewer customer orders, a decrease in the prices of our products and services, reduced revenues, reduced margins, operating inefficiencies, reduced levels of profitability, and loss of market share. These competitive pressures could impact our business and operating results.

     Our future competitive performance depends on a number of factors, including our ability to: rapidly and continually design, develop and market, or otherwise obtain and introduce solutions and related products and services for our customers that are competitive in the marketplace; offer a wide range of solutions from small electronic shelf labels to very large enterprise data warehouses; offer solutions to customers that operate effectively within a computing environment which includes the integration of hardware and software from multiple vendors; offer products that are reliable and that ensure the security of data and information; offer high-quality, high availability services; market and sell all of our solutions effectively, including the successful execution of our new marketing campaign.

New Solutions Introductions
The solutions we sell are very complex, and we need to rapidly and successfully develop and introduce new solutions.

We operate in a very competitive, rapidly changing environment, and our future success depends on our ability to develop and introduce new solutions that our customers choose to buy. If we are unable to develop new solutions, our business and operating results would be impacted. This includes our efforts to rapidly develop and introduce data warehousing software applications. The development process for our complex solutions, including our software application development programs, requires high levels of innovation from both our developers and our suppliers of the components embedded in our solutions.
In addition, the development process can be lengthy and costly. It requires us to commit a significant amount of resources to bring our business solutions to market. If we are unable to anticipate our customers' needs and technological trends accurately, or are otherwise unable to complete development efficiently, we would be unable to introduce new solutions into the market on a timely basis, if at all, and our business and operating results would be impacted. In addition, if we were unable to successfully market and sell both existing and newly developed solutions, our operating results would be impacted.
     Our solutions which contain both hardware and software products may contain known as well as undetected errors which may be found after the products' introduction and shipment. While we attempt to fix errors that we believe would be considered critical by our customers prior to shipment, we may not be able to detect or fix all such errors, and this could result in lost revenues, delays in customer acceptance, and incremental costs which would all impact our operating results.

Reliance on Third Parties
Third party suppliers provide important elements to our solutions.

We rely on many suppliers for necessary parts and components to complete our solutions. In most cases, there are a number of vendors producing the parts and components that we utilize. However, there are some components that are purchased from single sources due to price, quality, technology or other reasons. For example, we depend on chips and microprocessors from Intel Corporation and operating systems from UNIX(R) and Microsoft Windows NT(R). Certain parts and components used in the manufacture of our ATMs and the delivery of some of our Store Automation solutions are also supplied by single sources. If we were unable to purchase the necessary parts and components from a particular vendor and we had to find an alternative supplier for such parts and components, our new and existing product shipments and solutions deliveries could be delayed, impacting our business and operating results.
     We have, from time to time, formed alliances with third parties (such as the outsourcing arrangements with Solectron to manufacture hardware) that have complementary products, services and skills. These alliances introduce risks that we can not control such as non-performance by third parties and difficulties with or delays in integrating elements provided by third parties into our solutions. The failure of third parties to provide high quality products or services that conform to the required specifications could impair the delivery of our solutions on a timely basis and impact our business and operating results.

Acquisitions and Alliances
Our ability to successfully integrate acquisitions or effectively manage alliance activities will help drive future growth.

As part of our overall solutions strategy, we intend to continue to make investments in companies, products, services and technologies, either through acquisitions, joint ventures or strategic alliances. Acquisitions and alliance activities inherently involve risks. The risks we may encounter include those associated with assimilating and integrating different business operations, corporate cultures, personnel, infrastructures and technologies or products acquired or licensed, retaining key employees, and the potential for unknown liabilities within the acquired or combined business. The investment or alliance may also disrupt our ongoing business or we may not be able to successfully incorporate acquired products, services or technologies into our solutions and maintain quality. Business acquisitions typically result in intangible assets being recorded and amortized in future years. Future operating results could be impacted if our acquisitions do not generate profitable results in excess of the related amortization expense.

Operating Result Fluctuations
We expect our quarterly revenues and operating results to fluctuate for a number of reasons.

Future operating results will continue to be subject to quarterly fluctuations based on a variety of factors, including:

     Seasonality. Our sales are historically seasonal, with revenue higher in the fourth quarter of each year. During the three quarters ending in March, June and September, we have historically experienced less favorable results than in the quarter ending in December. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume, timing and mix of product sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. These factors, among other things, make forecasting more difficult and may adversely affect our ability to predict financial results accurately.

     Acquisitions and Alliances. As part of our solutions strategy, we intend to continue to acquire technologies, products and businesses as well as form strategic alliances and joint ventures. As these activities take place and we begin to include the financial results related to these investments, our operating results will fluctuate. For example, the acquisition of Gasper Corporation will result in incremental revenue, margin and operating expenses for our Self Service solution.

Multi-National Operations
Continuing to generate substantial revenues from our multi-national operations helps to balance our risks and meet our strategic goals.

Currently, approximately 57% of our revenues come from our international operations. We believe that our geographic diversity may help to mitigate some risks associated with geographic concentrations of operations (e.g., adverse changes in foreign currency exchange rates or business disruptions due to economic or political uncertainties). However, our ability to sell our solutions internationally is subject to the following risks, among others: general economic and political conditions in each country which could adversely affect demand for our solutions in these markets, as recently occurred in certain Asian markets; currency exchange rate fluctuations which could result in lower demand for our products as well as generate currency translation losses; currency changes such as the "Euro" introduction which could affect cross border competition, pricing, and require modifications to our offerings to accommodate the changeover; changes to and compliance with a variety of local laws and regulations which may increase our cost of doing business in these markets or otherwise prevent us from effectively competing in these markets.

Restructuring
Successfully completing our restructuring activities is important as it is designed to improve our focus and overall profitability.

As we have discussed above, we plan to grow revenue and earnings through the realignment of our businesses into three key solutions: Self Service, Store Automation and Data Warehousing. Our success with these restructuring activities depends on a number of factors including our ability to: execute strategies in various markets, including electronic commerce and other new industries beyond our traditional focus; exit certain businesses as planned; profitably replace the lost revenues; and manage issues that may arise in connection with the restructuring such as gaps in short-term performance, diversion of management focus and employee morale and retention. In particular, our business plan includes leveraging the Teradata technology in electronic commerce and other industries. If we are not successful in managing the required changes to achieve this realignment, our business and operating results could be impacted.

Employees
Hiring and retaining highly qualified employees helps us to achieve our business objectives.

Our employees are vital to our success, and our ability to attract and retain highly skilled technical, sales, consulting and other key personnel is critical as these key employees are difficult to replace. The expansion of high technology companies has increased demand and competition for qualified personnel. If we are not able to attract or retain highly qualified employees in the future, our business and operating results could be impacted.

Intellectual Property
As a technology company, our intellectual property portfolio is key to our future success.

Our intellectual property portfolio is a key component of our ability to be a leading technology and services solutions provider. To that end, we aggressively protect and work to enhance our proprietary rights in our intellectual property through patent, copyright, trademark and trade secret laws and if our efforts fail, our business could be impacted. In addition, many of our offerings rely on technologies developed by others and if we were not able to continue to obtain licenses for such technologies, our business would be impacted. Moreover, from time to time, we receive notices from third parties regarding patent and other intellectual property claims. Whether such claims are with or without merit, they may require significant resources to defend and, if an infringement claim is successful, in the event we are unable to license the infringed technology or to substitute similar non-infringing technology, our business could be adversely affected.

Environmental
Our historical and ongoing manufacturing activities subject us to environmental exposures.

We have been identified as a potentially responsible party in connection with the Fox River matter as further described in "Environmental Matters" under Note 11 of the Notes to Consolidated Financial Statements on page 78 of this annual report and we incorporate such discussion in this Management's Discussion and Analysis of Financial Condition and Results of Operations by reference and make it a part of this risk factor.

Contingencies
Like other technology companies, we face uncertainties with regard to regulations, lawsuits and other related matters.

We are subject to regulations, proceedings, lawsuits, claims and other matters, including those that relate to the environment, health and safety and intellectual property. Such matters are subject to the resolution of many uncertainties; thus, outcomes are not predictable with assurance. While we believe that amounts provided in our financial statements are currently adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to discharge alleged liabilities from lawsuits, claims and other legal proceedings and environmental matters, and to comply with applicable environmental laws will not impact future operating results.

Year 2000
Our readiness and the readiness of our customers and business partners to be able to handle Year 2000 dates is critical to maintaining a stable business environment.

Please note that the following is a Year 2000 Readiness Disclosure, as that term is defined in the Year 2000 Information and Readiness Disclosure Act (105 P.L.271).

We completed our Year 2000 preparations as planned, and monitored the year-end rollover both with respect to our internal infrastructure and from a customer support perspective. There were no significant issues identified during the Year 2000 rollover; while a small number of minor issues did arise with customers, these were quickly addressed. Moreover, the majority of these issues did not involve an inability to recognize or process date data in the Year 2000, but rather other matters that coincided with the rollover. There were no reports of widespread product failures or shutdowns or of degraded performance. With respect to internal infrastructure systems, there were no interruptions to our operations, and planned testing of our critical applications following the rollover were completed without any significant issues. In addition, no supplier problems due to Year 2000 concerns have been identified.
     The costs that we have incurred in addressing Year 2000 matters continue to be difficult to measure with precision due to, among other things, the large number of our employees and contractors who spent at least a portion of their time on Year 2000 issues, the concurrent remediation of both Year 2000 and non-Year 2000 issues in internal systems, upgrades that would have occurred in any event, and the risks listed below. In light of these factors, we estimate that our total Year 2000 costs, including those incurred from 1997 through 1999, were nearly $200 million.
                                                                              47

     The risks associated with Year 2000 issues can be difficult to identify or predict for a number of reasons. These include, among others: the complexity of testing inter-connected products, operating environments, networks and applications, including those developed and/or sold by third parties; the difficulty of simulating and testing for all possible variables and outcomes associated with critical dates in 1999 and 2000; the reliability of test results obtained in a laboratory environment against actual occurrences in a live production environment; and the possibility that problems or insidious data loss may not occur or be evident until a number of points in the future, such as the ends of future months, quarters and years. In addition, as a vendor of technology products and services, we could face other uncertainties such as the risk that our products, including those of companies we have recently acquired, may contain undetected errors or defects, or we may have been unable to identify and notify all affected customers. No legal claims pertaining to Year 2000 issues have been asserted against us, although we are aware that claims are pending against other technology vendors. Moreover, for the reasons discussed above, among others, we are unable to determine whether claims are likely to be filed against us in the future.

DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISK
We are exposed to market risk, including changes in foreign currency exchange rates and interest rates. We use a variety of measures to monitor and manage these risks, including derivative financial instruments. Since a substantial portion of our operations and revenue occur outside the United States, our results can be significantly impacted by changes in foreign currency exchange rates. To manage our exposures to changes in currency exchange rates, we enter into various derivative financial instruments such as forward contracts and options. These instruments generally mature within twelve months. At inception, the derivative instruments are designated as hedges of inventory purchases and sales and of certain financing transactions which are firmly committed or forecasted. Gains and losses on qualifying hedged transactions are deferred and recognized in the determination of income when the underlying transactions are realized, canceled or otherwise terminated. When hedging certain foreign currency transactions of a long-term investment nature, gains and losses are recorded in the currency translation adjustment component of stockholders' equity. Gains and losses on other foreign exchange contracts are generally recognized currently in other income or expense as exchange rates change.
                                                                              48

     For purposes of potential risk analysis, we use sensitivity analysis to determine the impacts that market risk exposures may have on the fair values of our hedge portfolio related to anticipated transactions. The foreign currency exchange risk is computed based on the market value of future cash flows as impacted by the changes in the rates attributable to the market risk being measured. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the opposite gain or loss on the forecasted underlying transaction. The results of the foreign currency exchange rate sensitivity analysis at December 31, 1999 and 1998 were: a 10% movement in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair values of our financial instruments by $2 million and $13 million, respectively, or an increase in fair values of our financial instruments by $22 million and $26 million, respectively.
     The interest rate risk associated with our borrowing and investing activities at December 31, 1999 is not material in relation to our consolidated financial position, results of operations or cash flows. We do not generally use derivative financial instruments to alter the interest rate characteristics of our investment holdings or debt instruments.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities" which delayed the effective date of Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" for one year. SFAS 133 provides guidance for the recognition and measurement of derivatives and hedging activities. It requires an entity to record, at fair value, all derivatives as either assets or liabilities in the balance sheet, and it establishes specific accounting rules for certain types of hedges. SFAS 133 is now effective for fiscal years beginning after June 15, 2000. We will adopt this standard when required, if not earlier. The impact, if any, of adopting SFAS 133 on our consolidated financial position, results of operations and cash flows, has not been finalized.
     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements", which provides guidance on applying generally accepted accounting principles for recognizing revenue. SAB 101 is effective for fiscal years beginning after December 15, 1999. The impact, if any, of adopting SAB 101 in the first quarter of 2000 on our consolidated financial position, results of operations and cash flows, has not been determined.

Report of Management
We are responsible for the preparation, integrity and objectivity of our consolidated financial statements and other financial information presented in our Annual Report. The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles and include certain amounts based on currently available information and our judgment of current conditions and circumstances.
     We maintain an internal control structure designed to provide reasonable assurance, at reasonable cost, that our assets are safeguarded, and that transactions are properly authorized, executed, recorded and reported. This structure is supported by the selection and training of qualified personnel, by the proper delegation of authority and division of responsibility, and through dissemination of written policies and procedures. An ongoing program of internal audits and operational reviews assists us in monitoring the effectiveness of these controls, policies and procedures. The accounting systems and related other controls are modified and improved in response to changes in business conditions and operations, and recommendations made by our independent accountants and internal auditors.
     PricewaterhouseCoopers LLP, independent accountants, are engaged to perform audits of our consolidated financial statements. These audits are performed in accordance with generally accepted auditing standards, which include the consideration of our internal control structure.
     The Audit and Finance Committee of the Board of Directors, consisting entirely of independent directors who are not employees of NCR, monitors our accounting, reporting and internal control structure. Our independent accountants, internal auditors and management have complete and free access to the Audit and Finance Committee, which periodically meets directly with each group to ensure that their respective duties are being properly discharged.

LOGO
Lars Nyberg
Chairman of the Board and
Chief Executive Officer

LOGO
David Bearman
Senior Vice President and
Chief Financial Officer

Report of Independent Accountants
To the Board of Directors and
Stockholders of NCR Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of NCR Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of NCR Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

LOGO
Dayton, Ohio
February 8, 2000

NCR CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

In millions, except per share amounts

                                                                 Year Ended December 31
                                                                 -----------------------
                                                                  1999     1998     1997
----------------------------------------------------------------------------------------

Revenue
Products                                                        $3,289   $3,641   $3,709
Services                                                         2,907    2,864    2,880
----------------------------------------------------------------------------------------
Total Revenue                                                    6,196    6,505    6,589
----------------------------------------------------------------------------------------

Operating Expenses
Cost of products                                                 2,109    2,380    2,528
Cost of services                                                 2,203    2,203    2,187
Selling, general and administrative expenses                     1,466    1,460    1,510
Research and development expenses                                  340      360      383
----------------------------------------------------------------------------------------
Total Operating Expenses                                         6,118    6,403    6,608
----------------------------------------------------------------------------------------

Income (Loss) from Operations                                       78      102      (19)
----------------------------------------------------------------------------------------
Interest expense                                                    12       13       15
Other income, net                                                 (169)    (123)     (61)
----------------------------------------------------------------------------------------

Income Before Income Taxes                                         235      212       27
----------------------------------------------------------------------------------------

Income tax (benefit)/expense                                      (102)      90       20
----------------------------------------------------------------------------------------

Net Income                                                      $  337   $  122   $    7
----------------------------------------------------------------------------------------


Net Income per Common Share
---------------------------
     Basic                                                      $ 3.45   $ 1.21   $ 0.07
     Diluted                                                    $ 3.35   $ 1.20   $ 0.07

Weighted Average Common Shares Outstanding
------------------------------------------
     Basic                                                        97.6    101.0    102.0
     Diluted                                                     100.6    102.1    102.0

The Notes on pages 56 through 81 are an integral part of the consolidated financial statements.

NCR CORPORATION
CONSOLIDATED BALANCE SHEETS

In millions, except per share amounts

                                                               At December 31
                                                               --------------
                                                                1999    1998
-----------------------------------------------------------------------------

Assets
Current assets
     Cash, cash equivalents and short-term investments         $  763  $  514
     Accounts receivable, net                                   1,197   1,556
     Inventories                                                  299     384
     Other current assets                                         282     178
-----------------------------------------------------------------------------
Total Current Assets                                            2,541   2,632
-----------------------------------------------------------------------------

Reworkable service parts, net                                     209     232
Property, plant and equipment, net                                793     872
Other assets                                                    1,352   1,156
-----------------------------------------------------------------------------
Total Assets                                                   $4,895  $4,892
-----------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current liabilities
    Short-term borrowings                                      $   37  $   50
    Accounts payable                                              378     376
    Payroll and benefits liabilities                              247     303
    Customer deposits and deferred service revenue                365     352
    Other current liabilities                                     635     619
-----------------------------------------------------------------------------
Total Current Liabilities                                       1,662   1,700
-----------------------------------------------------------------------------

Long-term debt                                                     40      33
Pension and indemnity liabilities                                 342     420
Postretirement and postemployment benefits liabilities            570     655
Other liabilities                                                 623     593
Minority interests                                                 49      44
-----------------------------------------------------------------------------
Total Liabilities                                               3,286   3,445
-----------------------------------------------------------------------------

Put Options                                                        13       -
-----------------------------------------------------------------------------

Commitments and Contingencies

Stockholders' Equity
Preferred stock: par value $0.01 per share, 100.0 shares
    authorized, no shares issued and outstanding at
    December 31, 1999 and 1998                                      -       -
Common stock: par value $0.01 per share, 500.0
    shares authorized, 93.6 and 98.7 shares issued and
    outstanding at December 31, 1999 and 1998, respectively         1       1
Paid-in capital                                                 1,081   1,295
Retained earnings                                                 466     129
Accumulated other comprehensive income                             48      22
-----------------------------------------------------------------------------
Total Stockholders' Equity                                      1,596   1,447
-----------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                     $4,895  $4,892
-----------------------------------------------------------------------------

The Notes on pages 56 through 81 are an integral part of the consolidated financial statements.

NCR CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions

                                                                                         Year Ended December 31
                                                                                         -----------------------
                                                                                          1999     1998    1997
----------------------------------------------------------------------------------------------------------------

Operating Activities
Net income                                                                                $ 337   $ 122   $    7
Adjustments to reconcile net income to net cash provided by (used in)
 operating activities:
    Depreciation and amortization                                                           358     364      383
    Deferred income taxes                                                                  (187)     54       13
    Net (gain) loss on sales of assets                                                     (107)    (47)       4
Changes in operating assets and liabilities:
    Receivables                                                                             359     (85)     (14)
    Inventories                                                                              85      15      (50)
    Current payables                                                                        (41)    (53)      49
    Deferred revenue and customer deposits                                                   13       4        -
    Timing of disbursements for employee severance and pension                             (148)   (268)     (62)
    Other assets and liabilities                                                            (62)   (185)     (43)
----------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                         607     (79)     287
----------------------------------------------------------------------------------------------------------------

Investing Activities
Purchases of short-term investments                                                        (354)   (356)    (685)
Proceeds from sales of short-term investments                                               189     573      482
Expenditures for reworkable service parts                                                  (168)   (140)    (154)
Expenditures for property, plant and equipment                                             (187)   (205)    (194)
Acquisition of minority interest in subsidiary                                                -    (274)       -
Proceeds from sales of facilities and other assets                                          304     310       99
Other investing activities, net                                                            (110)    (94)    (111)
----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                      (326)   (186)    (563)
----------------------------------------------------------------------------------------------------------------

Financing Activities
Purchases of Company common stock                                                          (269)   (200)       -
Short-term borrowings, net                                                                  (13)     (9)      31
Long-term borrowings, net                                                                     7      (2)     (13)
Other financing activities, net                                                              81      57       44
----------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                                        (194)   (154)      62
----------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                                 (4)     21      (63)
----------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                             83    (398)    (277)
Cash and cash equivalents at beginning of year                                              488     886    1,163
----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                                  $ 571   $ 488   $  886
----------------------------------------------------------------------------------------------------------------

Supplemental disclosure of non-cash investing activities:
In 1999, the Company sold its TeraCube(R) software rights and related assets to MicroStrategy Incorporated in exchange for $14 million of MicroStrategy Incorporated common stock.
A pre-tax realized gain of $11 million was recognized in NCR's consolidated financial statements.

The Notes on pages 56 through 81 are an integral part of the consolidated financial statements.

NCR CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

In millions


                                                                                           Accumulated
                                                Common Stock                                  Other
                                             -----------------    Paid-in     Retained    Comprehensive
                                              Shares    Amount    Capital     Earnings        Income        Total
                                             -------    ------    -------     --------        ------        -----
December 31, 1996                                101         $1   $1,394      $    -          $   1        $1,396

Employee stock purchase
  and stock compensation plans                     2          -       44          -               -            44
-----------------------------------------------------------------------------------------------------------------
Subtotal                                         103          1    1,438          -               1         1,440
-----------------------------------------------------------------------------------------------------------------

Net income                                         -          -        -          7               -             7
Other comprehensive income, net of tax:
 Currency translation adjustments                  -          -        -          -             (79)          (79)
 Unrealized gains on securities:
   Unrealized holding gains arising
     during the period                             -          -        -          -               6             6
   Less:  reclassification adjustment for
     gains included in net income                  -          -        -          -              (9)           (9)
 Additional minimum pension liability              -          -        -          -             (12)          (12)
-----------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                        -          -        -          7             (94)          (87)
-----------------------------------------------------------------------------------------------------------------

December 31, 1997                                103          1    1,438          7             (93)        1,353

Employee stock purchase
  and stock compensation plans                     2          -       57          -               -            57
Purchase of Company common stock                  (6)         -     (200)         -               -          (200)
-----------------------------------------------------------------------------------------------------------------
Subtotal                                          99          1    1,295          7             (93)        1,210
-----------------------------------------------------------------------------------------------------------------

Net income                                         -          -        -        122               -           122
Other comprehensive income, net of tax:
 Currency translation adjustments                  -          -        -          -              95            95
 Unrealized gains on securities:
   Unrealized holding gains arising
      during the period                            -          -        -          -               9             9
   Less:  reclassification adjustment for
      gains included in net income                 -          -        -          -              (4)           (4)
 Additional minimum pension liability              -          -        -          -              15            15
-----------------------------------------------------------------------------------------------------------------
Comprehensive income                               -          -        -        122             115           237
-----------------------------------------------------------------------------------------------------------------

December 31, 1998                                 99          1    1,295        129              22         1,447

Employee stock purchase
  and stock compensation plans                     3          -       80          -               -            80
Proceeds from sale of put options                  -          -        1          -               -             1
Reclassification of put option obligation          -          -      (13)         -               -           (13)
Purchase of Company common stock                  (8)         -     (282)         -               -          (282)
-----------------------------------------------------------------------------------------------------------------
Subtotal                                          94          1    1,081        129              22         1,233
-----------------------------------------------------------------------------------------------------------------

Net income                                         -          -        -        337               -           337
Other comprehensive income, net of tax:
 Currency translation adjustments                  -          -        -          -             (13)          (13)
 Unrealized gains on securities:
   Unrealized holding gains arising
      during the period                            -          -        -          -              54            54
   Less:  reclassification adjustment for
      gains included in net income                 -          -        -          -             (14)          (14)
 Additional minimum pension liability              -          -        -          -              (1)           (1)
-----------------------------------------------------------------------------------------------------------------
Comprehensive income                               -          -        -        337              26           363
-----------------------------------------------------------------------------------------------------------------

December 31, 1999                                 94         $1   $1,081       $466           $  48        $1,596
-----------------------------------------------------------------------------------------------------------------

The Notes on pages 56 through 81 are an integral part of the consolidated financial statements.

NCR Corporation
---------------
Notes to Consolidated Financial Statements

Note 1.
Description of Business and Significant Accounting Policies

Description of Business

NCR Corporation and its subsidiaries (NCR or the Company) provide solutions worldwide that are designed specifically to enable businesses to build, expand and enhance their relationships with their customers by facilitating transactions and transforming data from transactions into useful business information.

  Through its presence at customer interaction points, such as self service (e.g., automated teller machines) or store automation (e.g., point-of-sale workstations), NCR's solutions are designed to help businesses process consumer transactions. They also offer businesses the opportunity to centralize detailed information in a data warehouse, analyze the complex relationships among all of the different data elements, and respond with programs designed to improve consumer acquisition, retention and profitability. NCR offers specific solutions for the retail and financial industries and also provides solutions for industries including telecommunications, transportation, insurance, utilities and electronic commerce as well as consumer goods manufacturers and government entities. These solutions are built on NCR's foundation of long-established industry knowledge and consulting expertise, value-adding software, global customer support services, a complete line of consumable and media products and a range of hardware technology.

Basis of Consolidation

The consolidated financial statements include the accounts of NCR and its majority-owned subsidiaries in which NCR exercises significant influence and control. Long-term investments in affiliated companies in which NCR exercises significant influence, but which it does not control, are accounted for under the equity method. Investments in which NCR does not exercise significant influence (generally when NCR has no representative on the company's Board of Directors) are accounted for under the cost method. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are made when accounting for uncollectible accounts receivable, excess and obsolete inventory, product warranty, depreciation and amortization, employee benefit plans, income taxes, restructuring and other related charges and environmental and other contingencies, among others.

Foreign Currency

For most NCR international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments resulting from fluctuations in exchange rates are recorded in other comprehensive income.

  In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. The use of foreign exchange forward contracts and options allows NCR to reduce its exposure to changes in currency exchange rates. Derivatives used as a part of NCR's risk management strategy must be designated at inception as hedges and measured for effectiveness both at inception and on an ongoing basis. NCR primarily uses forward contracts and options to hedge its foreign currency exposures relating largely to inventory purchases by marketing units and inventory sales by manufacturing units. For foreign exchange contracts that hedge firm commitments, and foreign exchange options contracts that hedge anticipated transactions, the gains and losses are deferred and recognized as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled or otherwise terminated. For other foreign exchange contracts that hedge anticipated transactions, gains and losses are recognized currently in other income and expense as exchange rates change. When hedging certain foreign currency transactions of a long-term investment nature, gains and losses are recorded in the currency translation adjustment component of stockholders' equity. Cash payments are primarily based on net gains and losses related to foreign exchange derivatives and are included in cash flows from operating activities in the consolidated statements of cash flows. At December 31, 1999, deferred net gains on foreign exchange options which hedged anticipated transactions were $3 million, and the unamortized foreign exchange option premiums were $15 million. The applicable amounts at December 31, 1998 were $6 million and $9 million, respectively.

Revenue Recognition

Revenue from product and software license sales is generally recognized upon performance of contractual obligations, such as shipment, installation or customer acceptance. To the extent that significant obligations remain or significant uncertainties exist about customer acceptance of such products or licenses at the time of sale, revenue is not recognized until the obligations are satisfied or the uncertainties are resolved. Services and maintenance revenue is recognized proportionately over the contract period or as services are performed.

Warranty, Sales Returns and Post Sales Support

Provisions for product warranties, sales returns and allowances and post sales support are recorded in the period in which the related revenue is recognized.

Capitalized Software

Costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. In 1999, NCR implemented the Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". As a result, costs incurred for the design, coding, installation and testing of internal-use software were capitalized beginning in 1999. Both of these types of costs are recorded as capitalized software and generally amortized over three years. Capitalized software is subject to an ongoing assessment of recoverability based upon anticipated future revenues and identified changes in hardware and software technologies. Costs capitalized include direct labor and related overhead costs. Amortization of capitalized software development costs was $63 million in 1999, $65 million in 1998 and $66 million in 1997. Accumulated amortization for software development costs was $102 million and $105 million at December 31, 1999 and 1998, respectively.

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

Net Income Per Common Share

Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the reported period. The calculation of diluted earnings per share is similar to basic, except that the weighted average number of shares outstanding includes the additional dilution from potential common stock such as stock options and restricted stock awards. For the year ended December 31, 1999, the weighted average number of common shares outstanding used to compute diluted earnings per share included 0.6 million of restricted stock awards and 2.4 million of stock options. For the year ended December 31, 1998, the weighted average number of common shares outstanding used to compute diluted earnings per share included 0.5 million of restricted stock awards and 0.6 million of stock options. For the year ended December 31, 1997, the dilutive effect of potential common stock had no impact on reported net income per common share.

Cash, Cash Equivalents and Short-Term Investments

All short-term, highly liquid investments having maturities of three months or less at the date of acquisition are considered to be cash equivalents. Short-term investments include certificates of deposit, commercial paper and other investments having maturities greater than three months at the date of acquisition. Such investments are stated at cost which approximates fair value at December 31, 1999 and 1998.

Inventories

Inventories are stated at the lower of average cost or market.

Investments in Marketable Securities

All marketable securities, which are included in other assets, are deemed by management to be available for sale and are reported at fair value with net unrealized gains or losses reported, net of tax, within stockholders' equity. Realized gains and losses are recorded based on the specific identification method and average cost method, as appropriate, based upon the investment type. The fair value of the Company's investments in marketable securities in aggregate was $118 million and $77 million at December 31, 1999 and 1998, respectively.

Long-Lived Assets and Goodwill

Property, plant, equipment and reworkable service parts are stated at cost less accumulated depreciation. Reworkable service parts are those parts that can be reconditioned and used in installation and ongoing maintenance services and integrated service solutions for NCR's customers. Depreciation is computed over the estimated useful lives of the related assets primarily on the straight-line basis. Buildings are depreciated over 25 to 45 years, machinery and equipment over three to ten years and reworkable service parts over three to five years.

  Goodwill is included in other assets and is carried at cost less accumulated amortization. Amortization is computed on a straight-line basis over useful lives ranging from 5 to 20 years. Accumulated amortization was $20 million and $29 million at December 31, 1999 and 1998, respectively.

  NCR reviews the carrying value of long-lived assets and goodwill for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Acquisitions and Divestitures

During 1999, 1998 and 1997, NCR acquired several companies that were not significant to its financial position, results of operations or cash flows. All of these acquisitions were accounted for under the purchase method. Acquisition costs were allocated to the acquired tangible and identifiable intangible assets and liabilities based on fair market values, with residual amounts recorded as goodwill. In-process research and development write-offs have not been significant. In 1999 and 1998, NCR sold assets related to portions of its businesses to third parties. Unaudited pro forma financial information has not been presented because the effects of these acquisitions and divestitures were not material on either an individual or aggregated basis.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 1999 presentation.

Recently Issued Accounting Pronouncements

In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities" which delayed the effective date of Statement of Financial Accounting Standards No. 133 (SFAS 133), ''Accounting for Derivative Instruments and Hedging Activities" for one year. SFAS 133 provides guidance for the recognition and measurement of derivatives and hedging activities. It requires an entity to record, at fair value, all derivatives as either assets or liabilities in the balance sheet, and it establishes specific accounting rules for certain types of hedges. SFAS 133 is now effective for fiscal years beginning after June 15, 2000 and will be adopted by the Company when required, if not earlier. The impact, if any, of adopting SFAS 133 on NCR's consolidated financial position, results of operations and cash flows, has not been finalized.

  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements", which provides guidance on applying generally accepted accounting principles for recognizing revenue. SAB 101 is effective for fiscal years beginning after December 15, 1999. The impact, if any, of adopting SAB 101 on NCR's consolidated financial position, results of operations and cash flows, has not been determined.

Note 2.
Supplementary Financial Information

                                                      Year Ended December 31
                                                     ------------------------
In millions                                           1999    1998      1997
-----------------------------------------------------------------------------

Other Income
Interest income                                       $ 26  $    44   $    52
Gain (loss) on sales of assets                         107       47        (4)
Other, net                                              36       32        13
-----------------------------------------------------------------------------
Total other income, net                               $169  $   123   $    61
-----------------------------------------------------------------------------


                                                              At December 31
                                                            -----------------
In millions                                                   1999      1998
-----------------------------------------------------------------------------

Cash, Cash Equivalents and Short-Term Investments
Cash and cash equivalents                                   $   571   $   488
Short-term investments                                          192        26
-----------------------------------------------------------------------------
Total cash and short-term investments                       $   763   $   514
-----------------------------------------------------------------------------

Accounts Receivable
Trade                                                       $ 1,047   $ 1,423
Other                                                           181       180
-----------------------------------------------------------------------------
                                                              1,228     1,603
-----------------------------------------------------------------------------
Less: allowance for doubtful accounts                           (31)      (47)
-----------------------------------------------------------------------------
Total accounts receivable, net                              $ 1,197   $ 1,556
-----------------------------------------------------------------------------

Inventories
Finished goods, net                                         $   241   $   324
Work in process and raw materials, net                           58        60
-----------------------------------------------------------------------------
Total inventories                                           $   299   $   384
-----------------------------------------------------------------------------

Other Current Assets
Current deferred tax assets                                 $   167   $    67
Other                                                           115       111
-----------------------------------------------------------------------------
Total other current assets                                  $   282   $   178
-----------------------------------------------------------------------------

Reworkable Service Parts
Reworkable service parts                                    $   516   $   555
Less: accumulated depreciation                                 (307)     (323)
-----------------------------------------------------------------------------
Total reworkable service parts, net                         $   209   $   232
-----------------------------------------------------------------------------

Property, Plant and Equipment
Land and improvements                                       $   140   $   155
Buildings and improvements                                      701       747
Machinery and other equipment                                 1,170     1,313
-----------------------------------------------------------------------------
                                                              2,011     2,215
-----------------------------------------------------------------------------
Less: accumulated depreciation                               (1,218)   (1,343)
-----------------------------------------------------------------------------
Total property, plant and equipment, net                    $   793   $   872
-----------------------------------------------------------------------------

Other Assets
Prepaid pension cost                                        $   811   $   723
Capitalized software, net                                       116       104
Other                                                           425       329
-----------------------------------------------------------------------------
Total other assets                                          $ 1,352   $ 1,156
-----------------------------------------------------------------------------

Accumulated Other Comprehensive Income
Currency translation adjustments                            $    30   $    43
Unrealized gains (losses) on securities                          39        (1)
Additional minimum pension liability and other                  (21)      (20)
-----------------------------------------------------------------------------
Total accumulated other comprehensive income                $    48   $    22
-----------------------------------------------------------------------------

Note 3.
Business Restructuring

During the fourth quarter of 1999, management approved a restructuring plan designed to accelerate the Company's transformation from a computer hardware and product company, to a technology solutions and services provider. A pre-tax charge of $125 million was recorded in the fourth quarter of 1999 to provide for restructuring and other related charges as a result of this plan. The plan will lead to an alignment around three key solutions, an elimination of approximately 1,250 positions and an enhanced leverage of the investment in the Company's Data Warehousing offering. The three key solutions that the Company will focus on as a result of the plan are Data Warehousing, Self Service and Store Automation.
In targeted countries, the Company will be exiting certain commodity hardware businesses, such as entry-level and mid-range computer hardware, to the extent that it is sold through its non-core solutions, primarily Channel Delivery and Customer Interaction.

  In total, the plan calls for approximately 1,250 employee separations, including approximately 1,000 separations in locations outside of the United States, and will include sales, infrastructure support and other positions. As of December 31, 1999, approximately 8% of the employee separations were completed.

  The pre-tax charge of $125 million was comprised of restructuring and other related liabilities of $83 million, $35 million of related asset impairments and $7 million of related software and inventory write-downs. The following table presents a roll-forward of the liabilities incurred in connection with the 1999 business restructuring, which were all reflected as current liabilities in NCR's consolidated balance sheet:

                              Balance                                 Balance
In millions                Jan. 01, 1999  Additions  Utilizations  Dec. 31, 1999
--------------------------------------------------------------------------------
Type of Cost

Employee separations         $     -         $76         $ (9)            $67
Facility closures                  -           2            -               2
Contractual settlements and
  other exit costs                 -           5           (1)              4
--------------------------------------------------------------------------------
Total                        $     -         $83         $(10)            $73
--------------------------------------------------------------------------------

  In connection with the restructuring plan, the Company performed a review of its long-lived assets to identify potential impairments. As a result, NCR recorded a $35 million charge resulting from the abandonment or write-down of certain assets, including goodwill related to NCR's networking products business. Additionally, NCR recorded $7 million of charges for the write-off of software licenses and inventory write-downs.

  The total $125 million charge in the fourth quarter was recorded as $8 million cost of revenue and $117 million selling, general and administrative expenses. In addition to the $125 million charge recorded in the fourth quarter of 1999, the Company expects to incur approximately $55 million of additional costs throughout 2000, primarily related to settling customer obligations that were not complete as of December 31, 1999. These additional costs will be appropriately recognized as incurred or as settlements are reached.

  In total, the Company expects the pre-tax charge of $125 million to result in cash outlays of $83 million and non-cash write-offs of $42 million. The cash outlays are primarily for employee separations, contract cancellations and settlement of customer obligations. As of December 31, 1999, a total of $10 million of the expected cash payments had been made with the balance expected to occur throughout 2000. Execution of the plan is anticipated to be substantially complete by the third quarter of 2000.

Note 4.
Income Taxes

Income before income taxes consists of the following (in millions):

                                      Year Ended December 31
                                     -------------------------
                                      1999     1998     1997
--------------------------------------------------------------

Income (Loss) Before Income Taxes

U.S.                                  $ 264    $ 272    $(121)
Foreign                                 (29)     (60)     148
--------------------------------------------------------------
Total income before income taxes      $ 235    $ 212    $  27
--------------------------------------------------------------

 Income tax expense (benefit) consists of the following (in millions):

                                      Year Ended December 31
                                     -------------------------
                                      1999     1998     1997
--------------------------------------------------------------

Income Tax Expense (Benefit)

Current
 Federal                              $  24    $  21    $ (17)
 State and local                          2       (8)     (17)
 Foreign                                 59       23       41
Deferred
 Federal                               (218)       -        -
 State and local                        (14)       -        -
 Foreign                                 45       54       13
--------------------------------------------------------------
Total income tax (benefit) expense    $(102)   $  90    $  20
--------------------------------------------------------------

  The following table presents the principal components (in millions) of the difference between the effective tax rate and the U.S. federal statutory income tax rate:

                                      Year Ended December 31
                                     -------------------------
                                      1999     1998     1997
--------------------------------------------------------------

Income tax expense at the
 U.S. federal tax rate of 35%         $  82    $  74    $  10
Foreign income tax differential          74       98        2
U.S. tax losses and valuation
 allowance                             (260)     (91)      42
Other, net                                2        9      (34)
--------------------------------------------------------------
Total income tax (benefit) expense    $(102)   $  90    $  20
--------------------------------------------------------------

  NCR's tax provisions include a provision for income taxes in those tax jurisdictions where its subsidiaries are profitable, but reflect no or only a portion of the tax benefits related to certain foreign subsidiaries' tax losses due to the uncertainty of the ultimate realization of future benefits from these losses. In 1999, U.S. tax losses and valuation allowance includes the effect of the recognition of the Company's federal and a portion of its state deferred income taxes that were previously subject to a valuation allowance.

  NCR paid income taxes of $61 million, $60 million and $108 million for the years ended December 31, 1999, 1998 and 1997, respectively.

  Deferred income tax assets and liabilities included in the balance sheets at December 31 were as follows (in millions):

                                                            1999    1998
-------------------------------------------------------------------------

Deferred Income Tax Assets

Employee pensions and other benefits                       $ 165   $ 242
Other balance sheet reserves and allowances                  198     261
Tax loss and credit carryforwards                            353     252
Property, plant and equipment                                 24      31
Other                                                         76      91
-------------------------------------------------------------------------
Total deferred income tax assets                             816     877
Valuation allowance                                         (285)   (498)
-------------------------------------------------------------------------
Net deferred income tax assets                               531     379
-------------------------------------------------------------------------

Deferred Income Tax Liabilities

Property, plant and equipment                                 93      77
Employee pensions and other benefits                         135     122
Taxes on undistributed earnings of foreign subsidiaries       75     126
Other                                                         79      89
-------------------------------------------------------------------------
Total deferred income tax liabilities                        382     414
-------------------------------------------------------------------------
Total net deferred income tax assets (liabilities)         $ 149   $ (35)
-------------------------------------------------------------------------

  NCR has recorded valuation allowances related to its deferred income tax assets due to the uncertainty of the ultimate realization of future benefits from certain assets. The 1999 net change in the valuation allowance is primarily attributable to the $232 million reduction in the Company's U.S. deferred tax valuation allowance as a result of the U.S. operations achieving sustained profitability partially offset by incremental foreign deferred tax valuation allowances. As of December 31, 1999, NCR has U.S. federal and foreign tax loss carryforwards of approximately $560 million. The tax loss carryforwards subject to expiration expire in years 2001 through 2019.

  NCR has not provided for U.S. federal income taxes or foreign withholding taxes on approximately $612 million and $399 million of undistributed earnings of a foreign subsidiary as of December 31, 1999 and 1998, respectively, because such earnings are intended to be reinvested indefinitely.

  The income tax effect relating to comprehensive income for 1999 was $5 million; in 1998 and 1997 the tax effects were not significant as a result of the Company's tax position in those years.

Note 5.
Debt Obligations

NCR has debt with scheduled maturities within one year of $37 million and $50 million as of December 31, 1999 and 1998, respectively. The weighted average interest rate for such debt was 7.7% at December 31, 1999 and 7.3% at December 31, 1998. NCR has long-term debt and notes totaling $40 million and $33 million at December 31, 1999 and 1998, respectively. These obligations have U.S. dollar equivalent interest rates ranging from 7.64% to 9.49% with scheduled maturity dates from 2001 to 2020. The scheduled maturities of the outstanding long-term debt and notes during the next five years are: $28 million in 2001, $5 million in 2003 and the remainder after 2005. Interest paid was approximately $16 million, $13 million and $19 million in 1999, 1998 and 1997, respectively.

  In 1996, NCR entered into a five-year, unsecured revolving credit facility with a syndicate of commercial banks and financial institutions. The credit facility provides that NCR may borrow on a revolving credit basis an aggregate principal amount of up to $600 million. The credit facility matures in 2001 and contains certain representations and warranties, conditions, affirmative, negative and financial covenants and events of default customary for such facilities. Interest rates charged on borrowings outstanding under the credit facility are based on prevailing market rates. No amounts were outstanding under the facility as of December 31, 1999 or 1998.

Note 6.
Employee Benefit Plans

Pension and Postretirement Plans

NCR sponsors defined benefit plans for substantially all U.S. employees and the majority of international employees. For salaried employees, the defined benefit plans are based primarily upon compensation and years of service. For certain hourly employees in the U.S., the benefits are based on a fixed dollar amount per year of service. NCR's funding policy is generally to contribute annually not less than the minimum required by applicable laws and regulations. Assets of NCR's defined benefit plans are primarily invested in publicly-traded common stocks, corporate and government debt securities, real estate investments and cash or cash equivalents.

  Prior to September 1998, substantially all U.S. employees who reached retirement age while working for NCR were eligible to participate in a postretirement benefit plan. The plan provides medical care and life insurance benefits to retirees and their eligible dependents. In September 1998, the plan was amended whereby participants who had not reached a certain age and years of service with NCR were no longer eligible for such benefits. In 1998, NCR recognized a $19 million pre-tax gain on the curtailment of these benefits and expects that this and other plan changes will favorably impact future postretirement net benefit costs. Non-U.S. employees are typically covered under government sponsored programs, and NCR generally does not provide postretirement benefits other than pensions to non-U.S. retirees. NCR generally funds these benefits on a pay-as-you-go basis from operations.

  Reconciliations of the beginning and ending balances of the benefit obligations for NCR's pension and postretirement benefit plans were (in millions):


                                      Pension Benefits   Postretirement Benefits
                                     ------------------  -----------------------
                                       1999      1998      1999           1998
--------------------------------------------------------------------------------
Change in Benefit Obligation

Benefit obligation at January 1       $3,422    $3,084    $ 316          $ 394
Gross service cost                        83        78        1              4
Interest cost                            225       222       23             27
Amendments                                16         7        -            (90)
Actuarial (gain) loss                    (31)      328       20             36
Benefits paid                           (204)     (204)     (34)           (36)
Curtailment                               (1)        -        -            (19)
Settlement                                (1)     (145)       -              -
Currency translation adjustments         (47)       52        -              -
--------------------------------------------------------------------------------
Benefit Obligation at December 31     $3,462    $3,422    $ 326          $ 316
--------------------------------------------------------------------------------

  A reconciliation of the beginning and ending balances of the fair value of the plan assets of NCR's pension plans follows (in millions):

                                       Pension Benefits
                                      ------------------
                                        1999      1998
--------------------------------------------------------
Change in Plan Assets

Fair value of plan assets at
 January 1                             $4,000    $3,662
Actual return on plan assets              924       573
Company contributions                      67        72
Plan participant contributions              5         6
Benefits paid                            (204)     (204)
Settlement                                 (1)     (145)
Currency translation adjustments          (84)       36
--------------------------------------------------------
Fair Value of Plan Assets at
 December 31                           $4,707    $4,000
--------------------------------------------------------


  Accrued pension and/or postretirement benefit assets (liabilities) included in NCR's consolidated balance sheet at December 31 were (in millions):

                                      Pension Benefits   Postretirement Benefits
                                     ------------------  -----------------------
                                       1999      1998      1999           1998
--------------------------------------------------------------------------------

Reconciliation to Balance Sheet

Funded status                         $1,245    $  578    $(326)         $(316)
Unrecognized net gain                   (779)     (205)     (15)           (35)
Unrecognized prior service cost           38        40      (46)           (58)
Unrecognized transition asset            (47)      (69)       -              -
--------------------------------------------------------------------------------
Net Amount Recognized                 $  457    $  344    $(387)         $(409)
--------------------------------------------------------------------------------

Total Recognized Amounts Consist of:

Prepaid benefit cost                  $  811    $  723    $   -          $   -
Accrued benefit liability               (380)     (401)    (387)          (409)
Intangible asset                           5        2         -              -
Accumulated other comprehensive income    21        20        -              -
--------------------------------------------------------------------------------
Net Amount Recognized                 $  457    $  344    $(387)         $(409)
--------------------------------------------------------------------------------

  The weighted average rates and assumptions utilized in accounting for these plans for the years ended December 31 were:

                                   Pension Benefits    Postretirement Benefits
                                  ------------------   -----------------------
                                  1999   1998   1997   1999      1998     1997
------------------------------------------------------------------------------

Discount rate                      7.0%   6.8%   7.3%   7.5%      7.0%     7.5%
Expected return on plan assets    10.0%  10.0%   9.6%     -         -        -
Rate of compensation increase      4.1%   4.3%   4.3%   4.3%      4.3%     4.3%

  For postretirement benefit measurement purposes, NCR assumed growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline from 9.5% and 7.0%, pre-65 and post-65, respectively, in 1999 to 5.0% by the year 2006. In addition, a one percentage point change in assumed health care cost trend rates would have the following effect on the postretirement benefit costs and obligation (in millions):

                                           1% Increase          1% Decrease
---------------------------------------------------------------------------
1999 service cost and interest cost        $        2           $       (2)
Postretirement benefit obligation at
   December 31, 1999                       $       22           $      (20)

The net periodic benefit cost for the plans for the years ended December 31, follows (in millions):

                                   Pension Benefits    Postretirement Benefits
                                  ------------------   -----------------------
                                  1999   1998   1997   1999      1998     1997
------------------------------------------------------------------------------

Net service cost                  $  78  $  75  $  69  $   1    $   4    $   5
Interest cost                       225    222    204     23       27       28
Expected return on plan assets     (360)  (349)  (314)     -        -        -
Settlement                            -     46      -      -        -        -
Curtailment                           -      -      -      -      (19)       -
Amortization of:
 Transition asset                   (22)   (22)   (21)     -        -        -
 Prior service cost                  16     17     17    (12)      (3)       2
 Actuarial losses (gains)             3      4     (2)     -       (1)      (3)
------------------------------------------------------------------------------
Net Benefit Cost                  $ (60) $  (7) $ (47) $  12    $   8    $  32
------------------------------------------------------------------------------

  In 1998, NCR recognized a $50 million pre-tax non-recurring pension charge relating to its Japanese subsidiary.


  For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value were $504 million, $401 million and $31 million, respectively, at December 31, 1999 and $460 million, $386 million and $10 million, respectively, at December 31, 1998.

  While NCR was owned by AT&T Corp. (AT&T), the assets of NCR's U.S. pension plans were held as part of a master trust managed by AT&T. The valuation of the December 31, 1996 assets attributable to the AT&T, Lucent and NCR pension plans were finalized resulting in an additional $230 million in assets to NCR and a corresponding decrease of $23 million in NCR's 1997 pension expense.

  In 1996, NCR entered into an agreement with the Pension Benefit Guaranty Corporation (PBGC) concerning the provision by NCR of additional support for its domestic defined benefit pension plans. Under this agreement, among other terms and conditions, NCR agreed to provide security interests in support of such plans in collateral with an aggregate value (calculated by applying specified discounts to market value) of $84 million. This collateral is comprised of certain domestic real estate. NCR does not believe that its agreement with the PBGC will have a material effect on its financial condition, results of operations or cash flows.

Savings Plans

All U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. NCR's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense under these plans was approximately $28 million, $24 million and $30 million for 1999, 1998 and 1997, respectively.

Other Postemployment Benefits

NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These benefits are paid in accordance with NCR's established postemployment benefit practices and policies. Postemployment benefits may include disability benefits, supplemental unemployment benefits, severance, workers' compensation benefits and continuations of health care benefits and life insurance coverage. The accrued postemployment liability at December 31, 1999 and 1998 was $275 million and $271 million, respectively.

Note 7.
Acquisition of Minority Interest in Subsidiary

During 1998, NCR acquired an additional 27% ownership interest in its Japanese subsidiary, NCR Japan, Ltd. at a cost of $274 million, increasing NCR's ownership of the subsidiary to over 97%. As a result of the acquisition, which is being accounted for as a purchase, goodwill of approximately $65 million was recorded by NCR and is being amortized on a straight-line basis over 20 years. On a pro forma basis, the impact of the transaction on NCR's consolidated net income and net income per share for the years ended December 31, 1998 and 1997 was not material.

Note 8.
Stock Compensation Plans, Purchases of Company Common Stock and Put Options

Stock Compensation Plans

The NCR Management Stock Plan provides for the grant of several different forms of stock-based benefits, including stock options, stock appreciation rights, restricted stock awards, performance awards, other stock unit awards and other rights, interests or options relating to shares of NCR common stock to employees and non-employee directors. Stock options are generally granted at the fair market value of the common stock at the date of grant, generally have a ten-year term and vest within three years of the grant date. Grants that were issued before 1998 generally had a four-year vesting period. Options to purchase common stock may be granted under the authority of the Board of Directors. Option terms as determined by the Compensation Committee of the Board will not exceed ten years, as consistent with the Internal Revenue Code. The number of shares of common stock authorized and available for grant under this plan were approximately 17 million and 5 million, respectively, at December 31, 1999.

  NCR adopted the WorldShares Plan effective as of December 31, 1996, the date AT&T distributed to its stockholders all of its interest in NCR on the basis of one share of NCR common stock for each 16 shares of AT&T common stock (the Distribution). The plan provides for the grant of nonstatutory stock options to substantially all NCR employees. NCR provided each participant with an option to purchase shares of NCR common stock with an aggregate market value of $3,000 as of the Distribution date. Such options have an exercise price of $33.44, equal to the market value of NCR common stock on January 2, 1997, and have a five-year expiration period. Subject to certain conditions, participants became fully vested and able to exercise their options January 2, 1998. The number of shares authorized and available for grant under this plan were approximately 7 million and 4 million, respectively, at December 31, 1999.

  A summary of stock option activity under the NCR Management Stock Plan and the WorldShares Plan follows (shares in thousands):

                                           1999              1998               1997
                                    -----------------  -----------------  ------------------
                                             Weighted           Weighted           Weighted
                                    Shares   Average   Shares   Average   Shares   Average
                                    Under    Exercise  Under    Exercise  Under    Exercise
                                    Option    Price    Option    Price    Option    Price
--------------------------------------------------------------------------------------------

Outstanding at beginning of year    12,906   $33.13    12,521   $33.26     6,871   $32.34
Granted                              3,967    40.64     2,904    31.87     6,491    33.24
Exercised                           (1,631)   31.36      (703)   27.13      (425)   20.43
Canceled                              (504)   36.47    (1,552)   33.95      (349)   34.91
Forfeited                             (161)   33.27      (264)   36.06       (67)   34.53
--------------------------------------------------------------------------------------------
Outstanding at end of year          14,577   $35.22    12,906   $33.13    12,521   $33.26
--------------------------------------------------------------------------------------------

  The following table summarizes information about stock options outstanding at December 31, 1999 (shares in thousands):

                      Stock Options Outstanding     Stock Options Exercisable
                      -------------------------     -------------------------
                           Weighted
                            Average      Weighted                  Weighted
                           Remaining     Average                   Average
   Range of               Contractual    Exercise                  Exercise
Exercise Prices   Shares     Life         Price          Shares      Price
-----------------------------------------------------------------------------
$5.92 to $14.51       68   1.21 years     $12.35            68      $12.35
$15.28 to $29.72     870   3.04 years      23.87           755       23.47
$30.31 to $51.63  13,639   6.50 years      36.06         7,340       34.52
-----------------------------------------------------------------------------
Total             14,577                  $35.22         8,163      $33.31
-----------------------------------------------------------------------------

  NCR accounts for its stock-based compensation plans using the intrinsic value-based method, which requires compensation expense for options to be recognized when the market price of the underlying stock exceeds the exercise price on the date of grant. Compensation cost charged against income for NCR's stock-based plans was not material in 1999, 1998 and 1997. Had NCR recognized stock-based compensation expense based on the fair value of granted options at the grant date, net income (loss) and net income (loss) per diluted share for the years ended December 31 would have been as follows (in millions, except per share amounts):

                                                   1999    1998    1997
-------------------------------------------------------------------------

Net income (loss)                    As reported  $ 337  $  122   $   7
                                     Pro forma      309      81     (58)

Net income (loss) per diluted share  As reported  $3.35  $ 1.20   $0.07
                                     Pro forma     3.07    0.80   (0.57)

  The pro forma amounts in 1997 contain a charge for the January 2, 1997 grant of options to substantially all NCR employees under the WorldShares Plan of $32 million. The pro forma amounts shown above are not necessarily indicative of the effects on net income (loss) and net income (loss) per diluted share in future years.


  The above pro forma net income (loss) and net income (loss) per diluted share for all periods presented were computed using the fair value of options as calculated using the Black-Scholes option-pricing method. The following weighted average assumptions were used for the years ended December 31:

                                    1999    1998    1997
                                   ------  ------  ------

Dividend yield                      0.00%   0.00%   0.00%
Risk-free interest rate             4.97%   5.35%   6.35%
Expected volatility                40.00%  40.00%  40.00%
Expected holding period (years)     5.00    5.00    4.06

  The weighted average fair value of NCR stock options calculated using the Black-Scholes option-pricing model for options granted during the years ended December 31, 1999, 1998 and 1997 was $17.39, $13.85 and $13.14 per share, respectively.

  The NCR Employee Stock Purchase Plan enables eligible employees to purchase NCR's common stock at 85% of the average market price at the end of the last trading day of each month. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. During 1999, 1998 and 1997, employees purchased approximately 900 thousand, one million and one million shares, respectively, of NCR common stock for approximately $30 million, $28 million and $28 million, respectively. The number of shares authorized for future issuance and available for grant under this plan at December 31, 1999 were approximately 8 million and 5 million, respectively.

Purchase of Company Common Stock

As of December 31, 1999, the Company committed $282 million of the total $500 million authorized by the Board of Directors on April 15, 1999 and October 21, 1999 for share repurchase programs. A portion of the funds was used to cash out fractional interests in NCR stock resulting from a 1-for-10 reverse stock split, followed immediately by a 10-for-1 forward split of NCR's common stock, on May 14, 1999. This program effectively cashed out registered stockholders who held fewer than 10 shares of NCR common stock in a record account as of May 14, 1999. As a result of the reverse/forward stock split initiative, approximately 2.4 million shares were repurchased at a cost of $42.38 per share. Additionally, in the second, third and fourth quarters of 1999, 5.1 million shares were repurchased on the open market, at an average cost of $35.25 per share.

  On April 16, 1998, NCR's Board of Directors approved a share repurchase program authorizing the purchase of shares of Company common stock valued up to $200 million. In the third quarter of 1998, NCR completed its 1998 stock buyback program, purchasing a total of 6.3 million shares at a cost of $200 million.

Put Options

In a single private placement in 1999, the Company sold put options that entitle the holder of each option to sell to the Company, by physical delivery, 400,000 shares of common stock at a specified price. In 1999, the activity is summarized as follows:

                                  Put Options Outstanding
                    Cumulative    -----------------------
                     Net Premium  Number of    Potential
In millions           Received     Options    Obligation
---------------------------------------------------------
December 31, 1998     $    -           -        $   -
Sales                    1.1         0.4         13.1
Exercises                  -           -            -
Expirations                -           -            -
---------------------------------------------------------
December 31, 1999     $  1.1         0.4        $13.1
---------------------------------------------------------

  The amount related to the Company's $13 million potential repurchase obligation has been reclassified from stockholders' equity to put options. Each option is exercisable only at expiration, and all options expire on March 1, 2000. The options have an exercise price of $32.64 per share. These put option obligations had no significant effect on diluted earnings per share for the periods presented.

Note 9.
Financial Instruments

In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. These instruments primarily consist of foreign exchange forward contracts and options which are used to reduce NCR's exposure to changes in currency exchange rates. At inception, foreign exchange contracts are designated as hedges of firmly committed or forecasted transactions. These transactions are generally expected to occur in less than one year. The forward contracts and options generally mature within twelve months. The majority of NCR's foreign exchange forward contracts were to exchange British pounds, Canadian dollars and German marks.

Letters of Credit

Letters of credit are purchased guarantees that ensure NCR's performance or payment to third parties in accordance with specified terms and conditions. Letters of credit may expire without being drawn upon. Therefore, the total notional or contract amounts do not necessarily represent future cash flows.

Fair Value of Financial Instruments

The carrying amounts of cash, cash equivalents, short-term investments, accounts receivable, accounts payable and other current liabilities approximate fair value due to the short maturity of these instruments. The fair values of long-term debt and foreign exchange contracts are based on market quotes of similar instruments. The fair value of letters of credit are based on fees charged for similar agreements. The table below presents the fair value, carrying value and notional amount of foreign exchange contracts, debt and letters of credit at December 31, 1999 and 1998. The notional amounts represent agreed-upon amounts on which calculations of dollars to be exchanged are based, and are an indication of the extent of NCR's involvement in such instruments. They do not represent amounts exchanged by the parties and, therefore, are not a measure of the instruments.

                                      Contract    Carrying Amount       Fair Value
                                      Notional  -------------------  ----------------
In millions                            Amount    Asset    Liability  Asset  Liability
-------------------------------------------------------------------------------------

1999
Foreign exchange forward contracts      $467      $19        $24      $19      $30
Foreign currency options                 403       19          2       19        2
Debt                                       -        -         77        -       77
Letters of credit                         44        -          -        -        -

1998
Foreign exchange forward contracts      $902      $37        $37      $57      $39
Foreign currency options                 309       16          1       12        2
Debt                                       -        -         83        -       85
Letters of credit                         47        -          -        -        -

  Fair values of financial instruments represent estimates of possible value that may not be realized in the future.

Concentration of Credit Risk

Financial instruments that potentially subject NCR to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivables and hedging instruments. By their nature, all such financial instruments involve risk, including the credit risk of nonperformance by counterparties, and the maximum potential loss may exceed the amount recognized in the balance sheet. At December 31, 1999 and 1998, in management's opinion, there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures, and management believes that the reserves for losses are adequate. NCR had no significant exposure to any individual customer or counterparty at December 31, 1999 or 1998, nor does NCR have any major concentration of credit risk related to any financial instrument.

Note 10.
Segment Information and Concentrations

NCR operates in the information technology industry, which includes designing, developing and marketing technology and business solutions worldwide.

Operating Segment Information

NCR assesses performance and allocates resources based principally on the customers served and the industries in which such customers operate. Accordingly, NCR categorizes its operations into four strategic segments:
Retail, Financial, Teradata Solutions Group (TSG) and Systemedia. The Retail and Financial industry segments serve customers that operate in the respective industries. TSG provides solutions, products and services to customers in the telecommunications, transportation, insurance, utilities, electronic commerce industries, consumer goods manufacturers and government entities. The Systemedia segment develops, produces and markets consumable media products principally for customers in industries served by NCR's other operating segments.

  Through its Retail industry segment, NCR provides a full line of solutions to improve customer service and operating efficiency for customers in the retail industry. Offerings for the retail industry are grouped into two solutions portfolios: Store Automation and Retail Data Warehousing. NCR's Financial industry segment provides a full line of solutions to customers in the financial services industry with particular focus on retail banking. These offerings are included in four solution portfolios: Self Service, Financial Data Warehousing, Payment and Imaging and Channel Delivery. The Company's TSG segment provides solutions to integrate software, hardware, professional consulting services, customer support services and products from leading technology firms that partner with NCR to meet customer needs. TSG offerings are grouped primarily into two solutions portfolios: National Accounts Data Warehousing and Customer Interaction. Professional consulting and customer support services are also offered through NCR's Retail, Financial and TSG segments. In addition, third-party applications and technologies are incorporated into the solutions and systems NCR provides through its operating segments. NCR's "All other segments" accumulates the revenue and operating income not attributable to the above operating segments as well as unallocated corporate expenses.

  As a result of the 1999 restructuring program, NCR will be changing its definition of strategic operating segments and its associated reporting framework for 2000. The new reporting segments in 2000 will be Store Automation, Self Service, Data Warehousing, Systemedia and Other. All of these segments will include hardware, software, professional consulting and customer support services.

  The following tables present data for revenue and operating income by industry operating segments for the years ended December 31 (in millions):

                                                       1999     1998     1997
-----------------------------------------------------------------------------
Revenue

Retail                                               $1,558   $1,447   $1,373
Financial                                             2,568    2,888    2,845
Teradata Solutions Group                              1,485    1,497    1,562
Systemedia                                              506      515      510
All other segments                                       79      158      299
-----------------------------------------------------------------------------
Consolidated revenue                                 $6,196   $6,505   $6,589
-----------------------------------------------------------------------------

Operating Income (Loss)

Retail                                               $   32   $  (25)  $  (62)
Financial                                               100      178      151
Teradata Solutions Group                                 46      (42)    (113)
Systemedia                                               25       35       43
Unallocated corporate expenses and other segments         -        6      (38)
Restructuring and other special charges                (125)     (50)       -
-----------------------------------------------------------------------------
Consolidated operating income (loss)                 $   78   $  102   $  (19)
-----------------------------------------------------------------------------

  The assets attributable to NCR's industry operating segments consist primarily of accounts receivable, inventories and manufacturing assets dedicated to a specific segment. Operating segment assets at December 31 were (in millions):

                                         1999    1998      1997
---------------------------------------------------------------
Operating Segment Assets

Retail                                 $  384  $  464   $   444
Financial                                 699     969       874
Teradata Solutions Group                  469     578       683
Systemedia                                185     192       200
---------------------------------------------------------------
Operating segment assets                1,737   2,203     2,201
Assets not attributable to segments     3,158   2,689     3,175
---------------------------------------------------------------
Consolidated assets                    $4,895  $4,892   $ 5,376
---------------------------------------------------------------

  Assets not attributable to segments consist primarily of fixed assets not dedicated to a specific segment, prepaid pension costs, cash equivalents and short-term investments.

  The following tables present revenue by product and service line and geographic area for NCR for the years ended December 31, 1999, 1998 and 1997. Revenues are attributed to geographic areas/countries based principally upon the geographic area/country to which the product is delivered or in which the service is provided.

Revenue by Product and Service Line

In millions                                                 1999    1998    1997
--------------------------------------------------------------------------------
Store Automation                                          $  955  $  841  $  828
Self Service                                               1,097   1,116   1,031
Data Warehousing                                             735     695     684
Customer Service Maintenance                               1,777   1,912   1,759
Systemedia                                                   506     515     510
Other                                                      1,126   1,426   1,777
--------------------------------------------------------------------------------
Consolidated revenue                                      $6,196  $6,505  $6,589
--------------------------------------------------------------------------------

Revenue by Geographic Area

In millions                                                 1999    1998    1997
--------------------------------------------------------------------------------
United States                                             $2,655  $2,846  $2,735
Americas (excluding United States)                           533     523     476
Europe/Middle East/Africa                                  1,941   2,046   1,976
Japan                                                        612     687     859
Asia/Pacific (excluding Japan)                               455     403     543
--------------------------------------------------------------------------------
Consolidated revenue                                      $6,196  $6,505  $6,589
--------------------------------------------------------------------------------

  The following tables present certain long-lived assets by country at December 31:

Property, Plant and Equipment, Net

In millions                                                 1999    1998    1997
--------------------------------------------------------------------------------
United States                                             $  341  $  366  $  411
Japan                                                        189     210     130
All other countries                                          263     296     317
--------------------------------------------------------------------------------
Consolidated property, plant and equipment, net           $  793  $  872  $  858
--------------------------------------------------------------------------------

Reworkable Service Parts, Net

In millions                                                 1999    1998    1997
--------------------------------------------------------------------------------
United States                                             $   95  $  117  $  137
Japan                                                         16      18      18
All other countries                                           98      97      93
--------------------------------------------------------------------------------
Consolidated reworkable service parts, net                $  209  $  232  $  248
--------------------------------------------------------------------------------

Concentrations

No single customer accounts for more than 10% of NCR's consolidated revenue. As of December 31, 1999, NCR is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse impact on NCR's operations. NCR also does not have a concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse impact on its operations.

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

Note 11.
Contingencies

In the normal course of business, NCR is subject to various regulations, proceedings, lawsuits, claims and other matters, including actions under laws and regulations related to the environment and health and safety, among others. NCR believes the amounts provided in its consolidated financial statements, as prescribed by generally accepted accounting principles, are adequate in light of the probable and estimable liabilities. However, there can be no assurances that the actual amounts required to discharge alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including the Fox River matter discussed below, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's consolidated financial statements or will not have a material adverse effect on its consolidated results of operations, financial condition or cash flows. Any amounts of costs that may be incurred in excess of those amounts provided as of December 31, 1999 cannot currently be determined.

Environmental Matters

NCR's facilities and operations are subject to a wide range of environmental protection laws and has investigatory and remedial activities underway at a number of facilities that it currently owns or operates, or formerly owned or operated, to comply, or to determine compliance, with such laws. Also, NCR has been identified, either by a government agency or by a private party seeking contribution to site cleanup costs, as a potentially responsible party (PRP) at a number of sites pursuant to various state and federal laws, including the Federal Water Pollution Control Act (FWPCA) and comparable state statutes, and the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA), and comparable state statutes.

  Various federal agencies, Native American tribes and the State of Wisconsin (Claimants) consider NCR to be a PRP under the FWPCA and CERCLA for alleged natural resource damages (NRD) and remediation liability with respect to the Fox River and related Green Bay environment (Fox River System) due to, among other things, sediment contamination in the Fox River System allegedly resulting in part from NCR's former carbonless paper manufacturing in Wisconsin. Claimants have also notified a number of other paper manufacturing companies of their status as PRPs resulting from their ongoing or former paper manufacturing operations in the Fox River Valley, and Claimants have entered into a Memorandum of Agreement among themselves to coordinate their actions, including the assertion of claims against the PRPs. Additionally, the federal NRD Claimants have notified NCR and the other PRPs of their intent to commence a NRD lawsuit, but have not as yet instituted litigation. In addition, one of the Claimants, the United States Environmental Protection Agency (USEPA), has formally proposed the Fox River for inclusion on the CERCLA National Priorities List. In February 1999, the State of Wisconsin made available for public review a draft remedial investigation and feasibility study (RI/FS), which outlines a variety of alternatives for addressing the Fox River sediments. While the draft RI/FS did not advocate any specific alternative or combination of alternatives, the estimated total costs provided in the draft RI/FS ranged from $0 for no action (which appears to be an unlikely choice) to between $143 million and $721 million depending on the alternative selected. In addition, one of the federal NRD claimants has released an interim estimate of alleged losses from lost recreational fishing opportunities of between $106 million and $147 million. NCR, in conjunction with the other PRPs, has developed a substantial body of evidence which it believes should demonstrate that selection of alternatives involving river-wide restoration/remediation, particularly massive dredging, would be inappropriate and unnecessary. However, because there is ongoing debate within the scientific, regulatory, legal, public policy and legislative communities over how to properly manage large areas of contaminated sediments, NCR believes there is a high degree of uncertainty about the appropriate scope of alternatives that may ultimately be required by the Claimants. An accurate estimate of NCR's ultimate share of restoration/remediation and damages liability cannot be made at this time due to uncertainties with respect to: the scope and cost of the potential alternatives; the outcome of further federal and state NRD assessments; the amount of NCR's share of such restoration/remediation expenses; the timing of any restoration/remediation; the evolving nature of restoration/remediation technologies and governmental policies; the contributions from other parties; and the recoveries from insurance carriers and other indemnitors. NCR believes the other currently named PRPs would be required and able to pay substantial shares toward restoration and remediation, and that there are additional parties, some of which have substantial resources, that may also be liable. Further, in 1978 NCR sold the business to which the claims apply, and NCR and the buyer have reached an interim settlement agreement under which the parties are sharing both defense and liability costs.

  It is difficult to estimate the future financial impact of environmental laws, including potential liabilities. NCR accrues environmental provisions when it is probable that a liability has been incurred and the amount or range of the liability is reasonably estimable. Provisions for estimated losses from environmental restoration and remediation are, depending on the site, based primarily on internal and third-party environmental studies, estimates as to the number and participation level of any other PRPs, the extent of the contamination, and the nature of required remedial and restoration actions. Accruals are adjusted as further information develops or circumstances change. Management expects that the amounts accrued from time to time will be paid out over the period of investigation, negotiation, remediation and restoration for the applicable sites, which may as to the Fox River site be 10 to 20 years or more. The amounts provided for environmental matters in NCR's consolidated financial statements are the estimated gross undiscounted amount of such liabilities, without deductions for insurance or third-party indemnity claims. Except for the sharing arrangement described above with respect to the Fox River, in those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are reflected as receivables in the consolidated financial statements.

Legal Proceedings

NCR was named as one of the defendants in a purported class-action suit filed in November 1996 in Florida alleging liability based on state antitrust and common-law claims of unlawful restraints of trade, monopolization, and unfair business practices related to a purported agreement between Siemens Nixdorf Printing Systems, L.P. and NCR. In January 1999, NCR agreed to settle this suit with plaintiffs for an undisclosed and non-material amount. Preliminary approval of this settlement has been granted by the court, but final approval by the parties to the litigation and the court is still pending.

Note 12.
Leases

NCR conducts certain of its sales and manufacturing operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses. Future minimum lease payments under noncancelable leases as of December 31, 1999 were:

                                                        Later
In millions          2000   2001  2002    2003   2004   Years   Total
---------------------------------------------------------------------

Operating leases     $ 53   $ 39  $ 28    $ 21   $ 12    $37    $ 190

  Total rental expense for operating leases was $99 million, $76 million and $81 million in 1999, 1998 and 1997, respectively.

Note 13.
Quarterly Information (Unaudited)

In millions, except
per share amounts        First   Second 1  Third 2  Fourth 3,4   Total
----------------------------------------------------------------------

1999
Total revenues           $1,333    $1,572   $1,530      $1,761  $6,196
Gross margin                383       497      463         541   1,884
Net income                    3        46       53         235     337
Net income per share:
           Basic         $ 0.03    $ 0.47   $ 0.54      $ 2.47  $ 3.45
           Diluted         0.03      0.45     0.53        2.44    3.35

1998
Total revenues           $1,309    $1,574   $1,555      $2,067  $6,505
Gross margin                354       472      461         635   1,922
Net income                    -        48       25          49     122
Net income per share:
           Basic         $  0.0    $ 0.47   $ 0.25      $ 0.50  $ 1.21
           Diluted          0.0      0.46     0.25        0.49    1.20


1 In the second quarter of 1998, NCR recognized a $55 million pre-tax gain on the sale of its TOP END(R) middleware technology and products family.

2 In the third quarter of 1999, net income includes a pre-tax gain of $21 million from the sale of real estate in Madrid, Spain.

3 In the fourth quarter of 1999, NCR recognized $125 million pre-tax expense related to restructuring and other related charges as more fully explained in Note 3. Also, in the fourth quarter of 1999, NCR released U.S. deferred tax valuation allowances of $232 million as more fully explained in Note 4. In addition, net income includes a pre-tax gain of $77 million from the sale of real estate in Akasaka, Japan.

4 In the fourth quarter of 1998, NCR recognized a $50 million pre-tax loss on the settlement of pension benefit obligations relating to a reduction in workforce of the Company's Japanese subsidiary.