Form 10-K, Exhibit 13
period 2001-12-31
NCR CORP
filed 2002-03-21
CIK 70866

                                                                      Exhibit 13


REPORT OF MANAGEMENT

     We are responsible for the preparation, integrity and objectivity of our consolidated financial statements and other financial information presented in our Annual Report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based on currently available information and our judgment of current conditions and circumstances.

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

     PricewaterhouseCoopers LLP, independent accountants, are engaged to perform audits of our consolidated financial statements. These audits are performed in accordance with auditing standards generally accepted in the United States of America, which include the consideration of our internal control structure.

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

     /s/ Lars Nyberg                   /s/ Earl Shanks

     Lars Nyberg                       Earl Shanks
     Chairman of the Board and         Senior Vice President and
     Chief Executive Officer           Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and Stockholders of NCR Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of NCR Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of NCR Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As addressed in Note 1 of the Notes to Consolidated Financial Statements, on January 1, 2001, NCR Corporation adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133," the effect of which is reflected as a cumulative effect of change in accounting for the year ended December 31, 2001.

     PricewaterhouseCoopers LLP
     Dayton Ohio
     January 19, 2002

      Report of Management and Report of Independent Accountants   NCR  2001  19

CONSOLIDATED STATEMENTS OF INCOME

     For the year ended December 31                                                   2001          2000          1999
     -----------------------------------------------------------------------------------------------------------------
     In millions, except per share amounts
     Revenue
     Product revenue                                                               $ 3,048       $ 3,178       $ 3,290
     Service revenue                                                                 2,869         2,781         2,906
     -----------------------------------------------------------------------------------------------------------------
     Total revenue                                                                   5,917         5,959         6,196
     -----------------------------------------------------------------------------------------------------------------

     Operating expenses
     Cost of products                                                                1,947         2,000         2,099
     Cost of services                                                                2,176         2,092         2,207
     Selling, general and administrative expenses                                    1,315         1,329         1,471
     Research and development expenses                                                 293           333           341
     -----------------------------------------------------------------------------------------------------------------
     Total operating expenses                                                        5,731         5,754         6,118
     -----------------------------------------------------------------------------------------------------------------

     Income from operations                                                            186           205            78
     Interest expense                                                                   18            13            12
     Other expense (income), net                                                        44           (83)         (169)
     -----------------------------------------------------------------------------------------------------------------

     Income before income taxes and cumulative effect of accounting change             124           275           235
     Income tax (benefit) expense                                                      (97)           97          (102)
     -----------------------------------------------------------------------------------------------------------------

     Income before cumulative effect of accounting change                              221           178           337
     Cumulative effect of accounting change, net of tax                                 (4)            -             -
     -----------------------------------------------------------------------------------------------------------------
     Net income                                                                    $   217       $   178       $   337
     -----------------------------------------------------------------------------------------------------------------

     Net income per common share
     Basic before cumulative effect of accounting change                           $  2.29       $  1.87       $  3.45
     Cumulative effect of accounting change                                          (0.04)            -             -
     -----------------------------------------------------------------------------------------------------------------
     Basic                                                                         $  2.25       $  1.87       $  3.45
     -----------------------------------------------------------------------------------------------------------------

     Diluted before cumulative effect of accounting change                         $  2.22       $  1.82       $  3.35
     Cumulative effect of accounting change                                          (0.04)            -             -
     -----------------------------------------------------------------------------------------------------------------
     Diluted                                                                       $  2.18       $  1.82       $  3.35
     -----------------------------------------------------------------------------------------------------------------

     Weighted average common shares outstanding
     Basic                                                                            96.7          95.1          97.6
     Diluted                                                                          99.6          98.0         100.6
     -----------------------------------------------------------------------------------------------------------------

     The accompanying notes are an integral part of the consolidated financial statements.


20  NCR  2001    Consolidated Statements of Income

CONSOLIDATED BALANCE SHEETS

     At December 31                                                                                  2001          2000
     -------------------------------------------------------------------------------------------------------------------
     In millions, except per share amounts
     Assets

     Current assets
       Cash, cash equivalents and short-term investments                                          $   336        $   357
        Accounts receivable, net                                                                    1,126          1,338
        Inventories, net                                                                              280            288
        Other current assets                                                                          221            251
     -------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                           1,963          2,234
     -------------------------------------------------------------------------------------------------------------------

     Reworkable service parts and rental equipment, net                                               224            218
     Property, plant and equipment, net                                                               629            742
     Other assets                                                                                   2,039          1,912
     -------------------------------------------------------------------------------------------------------------------
     Total assets                                                                                 $ 4,855        $ 5,106
     -------------------------------------------------------------------------------------------------------------------

     Liabilities and stockholders' equity

     Current liabilities

        Short-term borrowings                                                                     $   138        $    96
        Accounts payable                                                                              362            521
        Payroll and benefits liabilities                                                              217            260
        Customer deposits and deferred service revenue                                                319            344
        Other current liabilities                                                                     482            615
     -------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                      1,518          1,836
     -------------------------------------------------------------------------------------------------------------------

     Long-term debt                                                                                    10             11
     Pension and indemnity liabilities                                                                319            332
     Postretirement and postemployment benefits liabilities                                           359            466
     Other liabilities                                                                                600            676
     Minority interests                                                                                22             27
     -------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                              2,828          3,348
     -------------------------------------------------------------------------------------------------------------------

     Commitments and contingencies  (Note 9)

     Stockholders' equity
        Preferred stock: par value $0.01 per share, 100.0 shares authorized,
          no shares issued and outstanding at December 31, 2001 and 2000, respectively                  -              -
        Common stock: par value $0.01 per share, 500.0 shares authorized, 97.4 and 95.2
        shares issued and outstanding at December 31, 2001 and 2000, respectively                       1              1
        Paid-in capital                                                                             1,235          1,156
        Retained earnings                                                                             861            644
        Accumulated other comprehensive loss                                                          (70)           (43)
     -------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                                     2,027          1,758
     -------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                                   $ 4,855        $ 5,106
     -------------------------------------------------------------------------------------------------------------------

     The accompanying notes are an integral part of the consolidated financial statements.


                                      Consolidated Balance Sheets   NCR 2001  21

CONSOLIDATED STATEMENTS OF CASH FLOWS

     For the year ended December 31                                                       2001      2000         1999
     ----------------------------------------------------------------------------------------------------------------
     In millions
     Operating activities

     Net income                                                                       $ 217        $ 178        $ 337
     Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization                                                   423          361          358
        Deferred income taxes                                                            11           32         (187)
        Income tax adjustment                                                          (138)           -            -
        Other gain on assets, net                                                       (23)          (8)        (107)
        Changes in assets and liabilities:
          Receivables                                                                   212          (80)         358
          Inventories                                                                     8           28           85
          Current payables                                                             (146)          80          (41)
          Customer deposits and deferred service revenue                                (25)         (42)          13
          Disbursements for employee severance and pension                             (263)        (248)        (148)
          Other assets and liabilities                                                 (130)        (130)         (61)
     ----------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                          146          171          607
     ----------------------------------------------------------------------------------------------------------------

     Investing activities

     Purchases of short-term investments                                                (23)         (26)        (354)
     Proceeds from sales and maturities of short-term investments                        32          208          189
     Net expenditures and proceeds for reworkable service parts                        (117)        (108)        (104)
     Expenditures for property, plant and equipment                                    (141)        (216)        (187)
     Proceeds from sales of property, plant and equipment                                40          173          240
     Business acquisitions and investments                                               (6)        (319)         (32)
     Proceeds from sale of business                                                      44            -            -
     Additions to capitalized software                                                  (67)         (67)         (78)
     Other investing activities, net                                                      5          (12)           -
     ----------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                             (233)        (367)        (326)
     ----------------------------------------------------------------------------------------------------------------

     Financing activities

     Purchases of Company common stock                                                  (60)        (110)        (269)
     Short-term borrowings, additions                                                   213           10           20
     Short-term borrowings, repayments                                                 (171)         (21)         (33)
     Long-term debt, additions                                                            1            -            8
     Long-term debt, repayments                                                          (2)          (3)          (1)
     Proceeds from employee stock plans                                                 101          122           83
     Other financing activities, net                                                      5           (5)          (2)
     ----------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities                                 87           (7)        (194)
     ----------------------------------------------------------------------------------------------------------------

     Effect of exchange rate changes on cash and cash equivalents                       (12)         (21)          (4)
     ----------------------------------------------------------------------------------------------------------------

     (Decrease) increase in cash and cash equivalents                                   (12)        (224)          83
     Cash and cash equivalents at beginning of year                                     347          571          488
     ----------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of year                                         $ 335        $ 347        $ 571
     ----------------------------------------------------------------------------------------------------------------

     Supplemental data

     Cash (received) paid during the year for:
        Income taxes                                                                  $  (8)       $  68        $  61
        Interest                                                                         18           14           16
     ----------------------------------------------------------------------------------------------------------------

     The accompanying notes are an integral part of the consolidated financial statements.


22  NCR 2001  Consolidated Statements of Cash Flows

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                               Accumulated
                                                                                                                     Other
                                                                        Common Stock   Paid-in   Retained    Comprehensive
                                                                --------------------
                                                                   Shares     Amount   Capital   Earnings    Income (Loss)   Total
     ------------------------------------------------------------------------------------------------------------------------------
     In millions
     December 31, 1998                                                 99    $     1   $ 1,295    $   129   $    22        $ 1,447
     Employee stock purchase and stock compensation plans               3          -        80          -         -             80
     Proceeds from sale of put options                                  -          -         1          -         -              1
     Reclassification of put option obligation                          -          -       (13)         -         -            (13)
     Purchase of Company common stock                                  (8)         -      (282)         -         -           (282)
     ------------------------------------------------------------------------------------------------------------------------------
     Subtotal                                                          94          1     1,081        129        22          1,233
     ------------------------------------------------------------------------------------------------------------------------------

     Net income                                                         -          -         -        337         -            337
     Other comprehensive income (loss), net of tax:
        Currency translation adjustments                                -          -         -          -       (13)           (13)
        Unrealized gains on securities:
          Unrealized holding gains arising during the period            -          -         -          -        54             54
          Less: reclassification adjustment for gains
             included in net income                                     -          -         -          -       (14)           (14)
        Additional minimum pension liability                            -          -         -          -        (1)            (1)
     ------------------------------------------------------------------------------------------------------------------------------
     Comprehensive income                                               -          -         -        337        26            363
     ------------------------------------------------------------------------------------------------------------------------------

     December 31, 1999                                                 94          1     1,081        466        48          1,596
     Employee stock purchase and stock compensation plans               3          -       117          -         -            117
     Purchase acquisitions                                              1          -        64          -         -             64
     Proceeds from sale of put options                                  -          -         5          -         -              5
     Expiration of put option obligation                                -          -        13          -         -             13
     Purchase of Company common stock                                  (3)         -      (124)         -         -           (124)
     ------------------------------------------------------------------------------------------------------------------------------
     Subtotal                                                          95          1     1,156        466        48          1,671
     ------------------------------------------------------------------------------------------------------------------------------

     Net income                                                         -          -         -        178         -            178
     Other comprehensive income (loss), net of tax:
        Currency translation adjustments                                -          -         -          -       (42)           (42)
        Unrealized (losses) gains on securities:
          Unrealized holding (losses) arising during the period         -          -         -          -       (35)           (35)
          Less: reclassification adjustment for gains
             included in net income                                     -          -         -          -        (3)            (3)
        Additional minimum pension liability                            -          -         -          -       (11)           (11)
     ------------------------------------------------------------------------------------------------------------------------------
     Comprehensive income (loss)                                        -          -         -        178       (91)            87
     ------------------------------------------------------------------------------------------------------------------------------

     December 31, 2000                                                 95          1     1,156        644       (43)         1,758
     Employee stock purchase and stock compensation plans               3          -       124          -         -            124
     Proceeds from sale of put options                                  -          -         1          -         -              1
     Purchase of Company common stock                                  (1)         -       (46)         -         -            (46)
     ------------------------------------------------------------------------------------------------------------------------------
     Subtotal                                                          97          1     1,235        644       (43)         1,837
     ------------------------------------------------------------------------------------------------------------------------------

     Net income                                                         -          -         -        217         -            217
     Other comprehensive income (loss), net of tax:
        Currency translation adjustments                                -          -         -          -       (42)           (42)
        Unrealized losses on securities:
          Unrealized holding (losses) arising during the period         -          -         -          -        (3)            (3)
          Less: reclassification adjustment for losses
             included in net income                                     -          -         -          -         5              5
        Additional minimum pension liability                            -          -         -          -         6              6
        Unrealized gains on derivatives                                 -          -         -          -         7              7
     ------------------------------------------------------------------------------------------------------------------------------
     Comprehensive income (loss)                                        -          -         -        217       (27)           190
     ------------------------------------------------------------------------------------------------------------------------------
     December 31, 2001                                                 97    $     1   $ 1,235    $   861   $   (70)       $ 2,027
     ------------------------------------------------------------------------------------------------------------------------------

     The accompanying notes are an integral part of the consolidated financial statements.

         Consolidated Statements of Changes in Stockholders' Equity  NCR 2001 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

note 1 description of business and significant accounting policies

     Description of Business

     NCR Corporation and its subsidiaries (NCR or the Company) provide solutions worldwide that are designed specifically to enable businesses to build, expand and enhance their relationships with their customers by facilitating transactions and transforming data from transactions into useful business information.

     NCR offers specific solutions for the retail and financial industries and also provides solutions for industries including telecommunications, transportation, insurance, utilities and electronic commerce, as well as consumer goods manufacturers and government entities. These solutions are built on a foundation of long-established industry knowledge and consulting expertise, a range of hardware technology, value-adding software, global customer support services, and a complete line of business consumables.

     Business Restructuring

     During the fourth quarter of 1999, NCR established a restructuring plan aligned around three key solutions: Data Warehousing, Financial Self Service and Retail Store Automation. In connection with the restructuring plan, NCR recorded a pre-tax charge of $125 million in 1999 ($8 million in cost of revenue and $117 million in selling, general and administrative expenses), and incurred approximately $38 million of period costs during 2000 ($37 million in cost of revenue and $1 million in selling, general and administrative expenses). Cash payments under the plan totaled $36 million and $10 million in 2000 and 1999, respectively. The restructuring plan was substantially complete at December 31, 2000.

     Basis of Consolidation

     The consolidated financial statements include the accounts of NCR and its majority-owned subsidiaries. Long-term investments in affiliated companies in which NCR owns between 20% and 50%, and therefore exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which NCR does not exercise significant influence (generally, when NCR has an investment of less than 20% and no representation on the company's Board of Directors) are accounted for using the cost method. All significant intercompany transactions and accounts have been eliminated. The Company does not have any special purpose entities whose financial results are not included in the consolidated financial statements.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

     Foreign Currency

     For many NCR international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments resulting from fluctuations in exchange rates are recorded in other comprehensive income.

     In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. NCR uses foreign exchange forward contracts and options to reduce the Company's exposure to changes in currency exchange rates, primarily as it relates to inventory purchases by marketing units and inventory sales by manufacturing units. Derivatives used as a part of NCR's risk management strategy, which are designated at inception as cash-flow hedges, are measured for effectiveness both at inception and on an ongoing basis. For foreign exchange contracts designated as cash-flow hedges, the gains or losses are deferred in other comprehensive income and recognized in the determination of income as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled or otherwise terminated. For the year ended December 31, 2001, NCR reclassified net gains of $1 million to other income as a result of discontinuance of cash-flow hedges. The net gain related to the ineffectiveness of all

 24 NCR 2001 Notes to Consolidated Financial Statements cash-flow hedges was not material during 2001. At December 31, 2001, before-tax deferred net gains recorded in other comprehensive income related to cash-flow hedges were $10 million, and are expected to be reclassified to earnings during the next twelve months.

When hedging certain foreign currency transactions of a long-term investment nature, gains and losses are recorded in the currency translation adjustment component of stockholders' equity. Gains and losses on foreign exchange contracts that are not used to hedge currency transactions of a long-term investment nature, or that are not designated as cash-flow hedges, are recognized in other income or expense as exchange rates change. The impact of these hedging activities were not material to the Company's consolidated financial position, results of operations or cash flows.

Settlement payments are primarily based on net gains and losses related to foreign exchange derivatives and are included in cash flows from operating activities in the consolidated statements of cash flows.

Revenue Recognition

NCR's revenue recognition policy is consistent with the requirements of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101), Statement of Position No. 97-2, "Software Revenue Recognition" (SoP 97-2) and other applicable revenue recognition guidance and interpretations. In general, the Company records revenue when it is realized, or realizable, and earned. The Company considers these requirements met when persuasive evidence of an arrangement exists, the products or services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured. For the Company's solutions, hardware and software revenue is recognized upon shipment, delivery, installation or customer acceptance of the product, as defined in the customer contract. Revenue is not recognized until the customer has use of the products, including both the hardware and software components. Other than a few small software businesses NCR operates, which generate approximately 1% of the Company's annual revenue, NCR does not sell its software products without the related hardware as the software products are embedded in the hardware. The Company's typical solution requires no significant production, modification or customization of the software or hardware that is essential to the functionality of the products other than installation for its more complex solutions. For these complex solutions, revenue is deferred until the installation is complete. As a solutions provider, the Company's sales arrangements often include services in addition to hardware and software. These services could include hardware maintenance, upgrade rights, customer support and professional consulting services. For sales arrangements that include bundled hardware, software and services, NCR accounts for any undelivered service offering as a separate element of a multiple-element arrangement. These services are typically not essential to the functionality of the hardware and software. Amounts deferred for services are determined based upon vendor-specific objective evidence of the fair value of the elements as prescribed in SoP 97-2. For these services, revenue is typically recognized ratably over the period benefited or when the services are complete. If the services are essential to the functionality of the hardware and software, revenue from the hardware and software components is deferred until the essential services are complete.

Warranty, Post Sales Support and Sales Returns

Provisions for product warranties, post sales support, and sales returns and allowances are recorded in the period in which the related revenue is recognized. The Company accrues warranty reserves and sales returns and allowances using percentages of revenue as an overall proxy to reflect the Company's historical average warranty and sales return claims.

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

Net Income Per Common Share

Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the reported period. The calculation of diluted earnings per share is similar to basic, except that the weighted average number of shares outstanding includes the additional dilution from potential common stock, such as stock options and restricted stock awards.


                         Notes to Consolidateed Financial Statements NCR 2001 25

     Cash, Cash Equivalents and Short-Term Investments

     All short-term, highly liquid investments having original maturities of three months or less are considered to be cash equivalents. Short-term investments include certificates of deposit, commercial paper and other investments having maturities less than one year. Such investments are stated at cost, which approximates fair value at December 31, 2001 and 2000.

     Transfer of Financial Assets

     NCR offers its customers the option to acquire its products and services through payment plans, financing or leasing contracts. From time to time, the Company factors certain receivables, or transfers future payments under these contracts, to financing institutions on a non-recourse basis. NCR may act as servicing agent for the purchaser and retain collection and administrative responsibilities. These transfers are recorded as sales of the related accounts receivable when NCR is considered to have surrendered control of such receivables. The Company had factored receivables of approximately $76 million and $58 million at December 31, 2001 and 2000, respectively. The related cost of the factoring was immaterial to the Company's consolidated financial results.

     Inventories

     Inventories are stated at the lower of average cost or net realizable value. Excess and obsolete reserves are established based on forecasted usage, orders, technological obsolescence and inventory aging.

     Investments in Marketable Securities

     All marketable securities, which are included in other assets, are deemed by management to be available-for-sale and are reported at fair value with net unrealized gains or losses reported, net of tax, within stockholders' equity. If a decline in the fair value of a marketable security is deemed by management to be other than temporary, the cost basis of the investment is written down to fair value, and the amount of the write-down is included in the determination of income. Realized gains and losses are recorded based on the specific identification method and average cost method, as appropriate, based upon the investment type. The fair value of the Company's investments in marketable securities in aggregate was $73 million and $72 million at December 31, 2001 and 2000, respectively. The cost basis of the Company's investments in marketable securities was $69 million and $70 million at December 31, 2001 and 2000, respectively.

     Long-Lived Assets

     Capitalized Software. Certain direct development costs associated with internal-use software are capitalized within other assets and are amortized over the estimated useful lives of the resulting software. NCR typically amortizes capitalized internal-use software over three years beginning when the asset is substantially ready for use.

     Research and development costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These costs are included within other assets and are amortized over the estimated useful lives of the resulting software. The Company typically amortizes capitalized software over three years beginning when the product is available for general release. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility and after general release are expensed as incurred. Amortization of capitalized software development costs was $70 million in 2001, $68 million in 2000 and $63 million in 1999. Gross capitalized software development costs were $252 million and $242 million at December 31, 2001 and 2000, respectively, and accumulated amortization for capitalized software development costs was $144 million and $131 million at December 31, 2001 and 2000, respectively.

     Goodwill. Goodwill is included in other assets and is carried at cost less accumulated amortization. Goodwill amortization was computed on a straight-line basis over estimated useful lives ranging from three to 20 years. Goodwill amortization expense recorded in operating expense was $67 million, $33 million and $20 million, in 2001, 2000 and 1999, respectively. Goodwill amortization expense recorded in other expense was $7 million, $6 million and $3 million in 2001, 2000 and 1999, respectively. Accumulated amortization was $127 million and $58 million at December 31, 2001 and 2000, respectively.

     In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles" (SFAS 142), NCR will no longer amortize goodwill beginning January 1, 2002. Furthermore, NCR will conduct goodwill impairment analyses at least annually using one or more of the asset impairment tests described in the statement.

26   NCR 2001       Notes to Consolidated Financial Statements

     Property, Plant and Equipment. Property, plant and equipment, reworkable service parts, and rental equipment are stated at cost less accumulated depreciation. Reworkable service parts are those parts that can be reconditioned and used in installation and ongoing maintenance services and integrated service solutions for NCR's customers. Depreciation is computed over the estimated useful lives of the related assets primarily on the straight-line basis. Buildings are depreciated over 25 to 45 years, machinery and other equipment over three to 10 years and reworkable service parts over three to six years.

     Valuation of Long-Lived Assets. Long-lived assets such as property, plant and equipment, goodwill, software and investments are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

     Reclassifications

     Certain prior year amounts have been reclassified to conform to the 2001 presentation.

     Recently Issued Accounting Pronouncements

     Statement of Financial Accounting Standards No. 133 and No. 138. NCR adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133" (SFAS 138), on January 1, 2001. SFAS 133 and SFAS 138 require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction. For fair value hedge transactions in which the Company is hedging changes in the fair value of an asset, liability or firm commitment, changes in the fair value of the derivative instrument will be offset in the income statement by changes in the hedged item's fair value. For cash flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable rate asset, liability or a forecasted transaction, changes in the fair value of the derivative instrument will generally be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the underlying hedged item. To the extent that a qualifying hedge is terminated or ceases to be effective as a hedge, any deferred gains and losses recorded in other comprehensive income to that point continue to be deferred and are included in the basis of the underlying transaction. To the extent anticipated transactions are no longer likely to occur, the related hedges are closed with gains or losses recognized in earnings in the current period.

     On January 1, 2001, NCR recorded net-of-tax, cumulative-effect-type losses of $6 million and $4 million, in accumulated other comprehensive income and net income, respectively, to recognize at fair value all derivative instruments that were designated as hedging instruments.

     Statement of Financial Accounting Standards No. 141. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141). SFAS 141, which supersedes Accounting Principles Board Opinion No. 16, "Business Combinations" and Statement of Financial Accounting Standards No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises," requires that all business combinations entered into after the effective date of July 1, 2001, be accounted for by the purchase method. SFAS 141 further defines criteria for recognition of intangible assets apart from goodwill and disclosure requirements for business combinations. NCR does not expect this standard to have any material impact on the Company's consolidated financial position, results of operations or cash flows.

     Statement of Financial Accounting Standards No. 142. In July 2001, the FASB issued SFAS 142. SFAS 142, which supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets," defines new accounting treatment for goodwill and other intangible assets. This standard eliminates the amortization of goodwill and other intangible assets that have indefinite lives. It establishes a requirement that goodwill and other intangible assets with indefinite lives be tested at least annually for impairment, provides specific guidance on such testing, and requires disclosures of information about goodwill and other intangible assets in the years subsequent to their acquisition. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, consistent with the requirements of the standard, goodwill and other intangible assets acquired after June 30, 2001 will be immediately subject to the new provisions. In 2002, the Company expects to recognize annual amortization expense savings of approximately $70 million, of which less than $5 million would have been recognized in other expense. The Company is currently evaluating the goodwill asset under the SFAS 142 transitional impairment test and has not yet determined whether there will be an impairment loss. Any transitional impairment loss will be recognized as a change in accounting principle.

                          Notes to Consolidated Financial Statements NCR 2001 27

     Statement of Financial Accounting Standards No. 143. In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143, which amends Statement of Financial Accounting Standards No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The objective of SFAS 143 is to provide guidance for legal obligations associated with the retirement of tangible long-lived assets. The retirement obligations included within the scope of this project are those that an entity cannot avoid as a result of either acquisition, construction or normal operation of a long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. NCR does not expect this standard to have any material impact on the Company's consolidated financial position, results of operations or cash flows.

     Statement of Financial Accounting Standards No. 144. In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS
     144). SFAS 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121) and amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business." This statement develops one accounting model (based on the model in SFAS 121) for long-lived assets to be disposed of, expands the scope of discontinued operations and modifies the accounting for discontinued operations. This statement is effective for fiscal years beginning after December 15, 2001. NCR does not expect this standard to have any material impact on the Company's consolidated financial position, results of operations or cash flows.

note 2 business combinations, divestitures and equity investments

     During 2001, 2000 and 1999, NCR completed a number of acquisitions accounted for as purchase business combinations. The earnings from the acquired entities were included in NCR's consolidated financial results from the dates of acquisition. Purchase price and related acquisition costs were allocated to the acquired tangible and intangible assets and liabilities based on fair market values, with residual amounts recorded as goodwill. Also, in 2001, 2000 and 1999, NCR completed other investments and sold assets related to portions of its businesses to third parties.

     During 2001, NCR acquired two companies that were not individually, or in the aggregate, significant to its financial position, results of operations or cash flows. In 2001, the Company recorded approximately $9 million of integration costs related to acquisitions, which were expensed as incurred ($6 million in cost of revenue and $3 million in selling, general and administrative expenses). Also during 2001, NCR sold its account and item processing outsourcing businesses for approximately $44 million. Unaudited pro forma financial information has not been presented because the effects of the acquisitions and divestitures were not material on either an individual or aggregate basis.

     During 2000, NCR completed several acquisitions including 4Front Technologies, Inc. (4Front). The acquisitions resulted in total goodwill of $431 million that was being amortized over various periods of five to ten years, and in-process research and development charges of $25 million. The total amount of stock issued as part of the acquisitions was $64 million. NCR recorded approximately $2 million of integration costs related to acquisitions in 2000, which were expensed as incurred ($1 million in cost of revenue and $1 million in selling, general and administrative expenses). All purchase accounting adjustments for acquisitions completed in 2000 were finalized and included in the 2001 results.

     Assuming the acquisition of 4Front had occurred at the beginning of 2000, the unaudited pro forma revenue, net income and net income per common share for the period ended December 31, 2000 would have been:

                                                                           2000
                                                           ---------------------
                                                           Pro Forma    Reported
     ---------------------------------------------------------------------------
     In millions, except per share amounts

     Revenue                                                 $6,138     $  5,959
     Net income                                                 147          178
     Net income per common share
        Basic                                                $ 1.55     $  1.87
        Diluted                                                1.50        1.82
     ---------------------------------------------------------------------------

     Unaudited pro forma financial information for other acquisitions and divestitures completed in 2000 has not been presented because the effects of the acquisitions and divestitures were not material on either an individual or aggregate basis.

28   NCR 2001       Notes to Consolidated Financial Statements

note 3 supplemental financial information

     For the year ended December 31                                          2001        2000         1999
     ------------------------------------------------------------------------------------------------------
     In millions
     Other expense (income)
     Interest income                                                       $  (10)   $    (31)     $   (26)
     Other gain on assets, net                                                (23)        (33)        (107)
     Fox River provision (see Note 9)                                          40           2            2
     Other, net                                                                37         (21)         (38)
     -----------------------------------------------------------------------------------------------------
     Other expense (income), net                                           $   44    $    (83)     $  (169)
     -----------------------------------------------------------------------------------------------------

     At December 31                                                                      2001         2000
     -----------------------------------------------------------------------------------------------------
     In millions

     Cash, cash equivalents and short-term investments
     Cash and cash equivalents                                                       $    335     $    347
     Short-term investments                                                                 1           10
     -----------------------------------------------------------------------------------------------------
     Total cash, cash equivalents and short-term investments                         $    336     $    357
     -----------------------------------------------------------------------------------------------------

     Accounts receivable
     Trade                                                                           $  1,093     $  1,255
     Other                                                                                 87          107
     -----------------------------------------------------------------------------------------------------

     Accounts receivable, gross                                                         1,180        1,362
     Less: allowance for doubtful accounts                                                 54           24
     -----------------------------------------------------------------------------------------------------
     Total accounts receivable, net                                                  $  1,126     $  1,338
     -----------------------------------------------------------------------------------------------------

     Inventories
     Finished goods, net                                                             $    198     $    219
     Work in process and raw materials, net                                                82           69
     ------------------------------------------------------------------------------------------------------
     Total inventories, net                                                          $    280     $    288
     -----------------------------------------------------------------------------------------------------

     Other current assets
     Current deferred tax assets                                                     $    113     $    123
     Other                                                                                108          128
     -----------------------------------------------------------------------------------------------------
     Total other current assets                                                      $    221     $    251
     -----------------------------------------------------------------------------------------------------

     Reworkable service parts and rental equipment
     Reworkable service parts and rental equipment, gross                            $    462     $    494
     Less: accumulated depreciation                                                       238          276
     -----------------------------------------------------------------------------------------------------
     Total reworkable service parts and rental equipment, net                        $    224     $    218
     -----------------------------------------------------------------------------------------------------

     Property, plant and equipment
     Land and improvements                                                           $     88     $    103
     Buildings and improvements                                                           556          641
     Machinery and other equipment                                                      1,058        1,107
     -----------------------------------------------------------------------------------------------------

     Property, plant and equipment, gross                                               1,702        1,851
     Less: accumulated depreciation                                                     1,073        1,109
     -----------------------------------------------------------------------------------------------------
     Total property, plant and equipment, net                                        $    629     $    742
     -----------------------------------------------------------------------------------------------------

                        Notes to Consolidated Financial Statements   NCR 2001 29

note 3 supplemental financial information (continued)

     At December 31                                         2001      2000
     ---------------------------------------------------------------------
     In millions

     Other assets
     Prepaid pension cost                                $ 1,104    $  932
     Goodwill, net                                           457       532
     Other                                                   478       448
     ---------------------------------------------------------------------
     Total other assets                                  $ 2,039    $ ,912
     ---------------------------------------------------------------------

     Other liabilities
     Income taxes                                        $   440    $  525
     Other                                                   160       151
     ---------------------------------------------------------------------
     Total other liabilities                             $   600    $  676
     ---------------------------------------------------------------------

     Accumulated other comprehensive loss
     Currency translation adjustments                    $   (54)   $  (12)
     Unrealized gain on securities                             3         1
     Unrealized gain on derivatives                            7         -
     Additional minimum pension liability and other          (26)      (32)
     ---------------------------------------------------------------------
     Total accumulated other comprehensive loss          $   (70)   $  (43)
     ---------------------------------------------------------------------

note 4 debt obligations

     NCR had debt with scheduled maturities of less than one year of $138 million and $96 million at December 31, 2001 and 2000, respectively. The weighted average interest rate for such debt was 3.5% at December 31, 2001 and 7.2% at December 31, 2000. The decrease in the weighted average interest rate reflects the general decline in interest rates and a higher proportion of debt in Japan (which has lower interest rates) in 2001 versus the prior year. NCR had long-term debt and notes totaling $10 million and $11 million at December 31, 2001 and 2000, respectively. These obligations had U.S. dollar equivalent interest rates ranging from 7.3% to 14.0% with scheduled maturity dates from 2004 to 2020. The scheduled maturities of the outstanding long-term debt and notes during the next five years are $3 million in 2004 and the remainder after 2007.

     In 1996, NCR entered into a $600 million five-year, unsecured revolving credit facility with a syndicate of financial institutions which was scheduled to mature in November 2001. In October 2001, NCR terminated the $600 million credit facility and entered into a $200 million 364-day unsecured revolving credit facility with a one year term-out option and a $400 million five-year unsecured revolving credit facility, both with a syndicate of financial institutions. The credit facilities contain certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such facilities. Interest rates charged on borrowings outstanding under the credit facilities are based on prevailing market rates. No amounts were outstanding under the facilities as of December 31, 2001, 2000 or 1999.

note 5 income taxes

     For the years ended December 31, income before income taxes consisted of the following:

                                                                                       2001     2000       1999
     ----------------------------------------------------------------------------------------------------------
     In millions
     Income (loss) before income taxes and cumulative effect of accounting change

     United States                                                                 $     289   $ 319     $  264
     Foreign                                                                            (165)    (44)       (29)
     ----------------------------------------------------------------------------------------------------------
     Total income before income taxes and cumulative effect of accounting change   $     124   $ 275     $  235
     ----------------------------------------------------------------------------------------------------------


30 NCR 2001      Notes to Consolidated Financial Statements

For the years ended December 31, income tax (benefit) expense consisted of the following:

                                                                                     2001      2000         1999
----------------------------------------------------------------------------------------------------------------
In millions
Income tax (benefit) expense
Current
   Federal                                                                         $    9    $   32      $    24
   State and local                                                                      2         2            2
   Foreign                                                                           (119)       31           59
Deferred
   Federal                                                                              7        35         (218)
   State and local                                                                     (4)        3          (14)
   Foreign                                                                              8        (6)          45
----------------------------------------------------------------------------------------------------------------
Total income tax (benefit) expense                                                 $  (97)   $   97      $  (102)
----------------------------------------------------------------------------------------------------------------

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

                                                                                     2001      2000         1999
----------------------------------------------------------------------------------------------------------------
In millions
Income tax expense at the U.S. federal tax rate of 35%                             $   43    $   96      $    82
Foreign income tax differential                                                      (147)       (8)           74
U.S. permanent book/tax differences (principally goodwill)                              9         6            -
U.S. tax losses and valuation allowance                                                 -         -         (260)
Other, net                                                                             (2)        3            2
----------------------------------------------------------------------------------------------------------------
Total income tax (benefit) expense                                                 $  (97)   $   97      $  (102)
----------------------------------------------------------------------------------------------------------------

NCR's tax provisions include a provision for income taxes in those tax jurisdictions where its subsidiaries are profitable, but reflect only a portion of the tax benefits related to certain foreign subsidiaries' tax losses due to the uncertainty of the ultimate realization of future benefits from these losses. In 2001, the foreign income tax differential included a $138 million income tax benefit realized from the favorable resolution of international income tax issues. In 1999, U.S. tax losses and valuation allowance included the recognition of $232 million of the Company's federal and a portion of its state deferred income tax assets that were previously subject to a valuation allowance.

Deferred income tax assets and liabilities included in the balance sheets at December 31 were as follows:

                                                                                               2001         2000
----------------------------------------------------------------------------------------------------------------
In millions
Deferred income tax assets
Employee pensions and other benefits                                                         $   37      $   110
Other balance sheet reserves and allowances                                                     150          170
Tax loss and credit carryforwards                                                               343          445
Capitalized research and development                                                            120            -
Property, plant and equipment                                                                    46           29
Other                                                                                            94           90
----------------------------------------------------------------------------------------------------------------

Total deferred income tax assets                                                                790          844
Valuation allowance                                                                            (281)        (304)
----------------------------------------------------------------------------------------------------------------
Net deferred income tax assets                                                                  509          540
----------------------------------------------------------------------------------------------------------------

Deferred income tax liabilities
Property, plant and equipment                                                                    32           72
Employee pensions and other benefits                                                            245          164
Taxes on undistributed earnings of foreign subsidiaries                                           -           58
Other                                                                                            41           63
----------------------------------------------------------------------------------------------------------------

Total deferred income tax liabilities                                                           318          357
----------------------------------------------------------------------------------------------------------------
Total net deferred income tax assets                                                         $  191      $   183
----------------------------------------------------------------------------------------------------------------


                       Notes to Consolidated Financial Statements    NCR 2001 31

     NCR recorded valuation allowances related to certain deferred income tax assets due to the uncertainty of the ultimate realization of future benefits from those assets. The valuation allowance covers deferred tax assets, primarily tax loss carryforwards, in tax jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax losses. As of December 31, 2001, NCR had U.S. federal and foreign tax loss carryforwards of approximately $411 million. The tax loss carryforwards subject to expiration will expire in the years 2002 through 2020.

     NCR did not provide for U.S. federal income taxes or foreign withholding taxes on approximately $565 million and $568 million of undistributed earnings of its foreign subsidiaries as of December 31, 2001 and 2000, respectively, because such earnings are intended to be reinvested indefinitely.

     The income tax (benefit) expense related to other comprehensive income for 2001, 2000 and 1999 was $(15) million, $(48) million and $5 million, respectively.

note 6 stock compensation plans, purchases of company common stock and put options

     Stock Compensation Plans

     The NCR Management Stock Plan provides for the grant of several different forms of stock-based benefits, including stock options, stock appreciation rights, restricted stock awards, performance awards, other stock unit awards and other rights, and interests or options relating to shares of NCR common stock to employees and non-employee directors. Stock options are generally granted at the fair market value of the common stock at the date of grant, generally have a ten-year term and vest within three years of the grant date. Grants that were issued before 1998 generally had a four-year vesting period. Options to purchase common stock may be granted under the authority of the Board of Directors. Option terms as determined by the Compensation Committee of the Board of Directors will not exceed ten years, as consistent with the Internal Revenue Code. The plan was adopted by the Board of Directors, with stockholder approval, effective January 1, 1997. The plan contains an evergreen provision that initially authorized and made available for grant 5.6% of the outstanding shares as of January 1, 1997, as well as sufficient shares to replace all outstanding awards held by active NCR employees for shares of AT&T Corp. (AT&T) stock. Thereafter, the number of shares authorized under the plan increases each calendar year by 4% of the outstanding shares on the first day of the year for the 10-year term of the plan without the need for additional Board approval. The number of shares of common stock authorized and available for grant under this plan were approximately 21 million and 6 million, respectively, at December 31, 2001.

     NCR adopted the WorldShares Plan effective as of December 31, 1996, the date AT&T distributed to its stockholders all of its interest in NCR on the basis of one share of NCR common stock for each 16 shares of AT&T common stock (the Distribution). The plan provided for the grant of nonstatutory stock options to substantially all NCR employees at the time of the Distribution. NCR provided each participant with an option to purchase shares of NCR common stock with an aggregate market value of $3,000 as of the Distribution date. Such options had an exercise price of $33.44, equal to the market value of NCR common stock on January 2, 1997, and had a five-year expiration period. Subject to certain conditions, participants became fully vested and able to exercise their options January 2, 1998. The WorldShares Plan terminated on January 2, 2002, and all unexercised options expired.

     A summary of stock option activity under the NCR Management Stock Plan and the WorldShares Plan follows (shares in thousands):


                                                                 2001                      2000                          1999
                                                 ----------------------      ---------------------       ----------------------
                                                              Weighted                    Weighted                     Weighted
                                                 Shares        Average       Shares        Average       Shares         Average
                                                  Under       Exercise        Under       Exercise        Under        Exercise
                                                 Option          Price       Option          Price       Option           Price
     --------------------------------------------------------------------------------------------------------------------------
     Outstanding at beginning of year            15,915        $ 36.52       14,577      $   35.22       12,906      $    33.13
     Granted                                      3,598          43.89        4,491          38.50        3,967           40.64
     Exercised                                   (2,481)         32.73       (2,327)         32.07       (1,631)          31.36
     Canceled                                      (864)         38.41         (593)         37.44         (504)          36.47
     Expired                                       (649)         34.10         (233)         34.26         (161)          33.27
     --------------------------------------------------------------------------------------------------------------------------
     Outstanding at end of year                  15,519       $  38.87       15,915      $   36.52       14,577      $    35.22
     --------------------------------------------------------------------------------------------------------------------------

32  NCR 2001       Notes to Consolidated Financial Statements

The following table summarizes information about stock options outstanding at December 31, 2001 (shares in thousands):

                                         Stock Options Outstanding   Stock Options Exercisable
                               -----------------------------------  --------------------------
                                           Weighted
                                            Average       Weighted                    Weighted
                                          Remaining        Average                     Average
                                        Contractual       Exercise                    Exercise
Range of Exercise Price         Shares         Life          Price         Shares        Price
----------------------------------------------------------------------------------------------
$5.92 to $14.51                      2   0.16 years       $   9.68              2     $   9.68
$15.28 to $29.72                   248   4.83 years          26.39            223        26.15
$30.31 to $51.63                15,269   6.90 years          39.07          8,065        36.94
----------------------------------------------------------------------------------------------
Total                           15,519                    $  38.87          8,290     $  36.64
----------------------------------------------------------------------------------------------

There were approximately 8.4 million stock options with a weighted average exercise price of $34.67 exercisable at December 31, 2000. At December 31, 1999, there were approximately 8.2 million stock options exercisable with a weighted average exercise price of $33.31.

NCR accounts for its stock-based compensation plans using the intrinsic value-based method, which requires compensation expense for options to be recognized when the market price of the underlying stock exceeds the exercise price on the date of grant. Compensation cost charged against income for NCR's stock-based plans was not material in 2001, 2000 and 1999. If NCR recognized stock-based compensation expense based on the fair value of granted options at the grant date, net income and net income per diluted share for the years ended December 31 would have been as follows:

                                                        2001      2000     1999
--------------------------------------------------------------------------------
In millions, except per share amounts

Net income
As reported                                           $   217   $   178   $ 337
Pro forma                                                 177       140     309
--------------------------------------------------------------------------------

Net income per diluted share
As reported                                           $  2.18   $  1.82   $ 3.35
Pro forma                                                1.78      1.43     3.07
--------------------------------------------------------------------------------

The pro forma amounts calculated are not necessarily indicative of the effects on net income and net income per diluted share in future years. The pro forma net income and net income per diluted share for all periods presented were computed using the fair value of options as calculated using the Black-Scholes option-pricing method. The following weighted average assumptions were used for the years ended December 31:

                                                    2001       2000      1999
--------------------------------------------------------------------------------
Dividend yield                                         -          -         -
Risk-free interest rate                             4.86%      6.41%     4.97%
Expected volatility                                40.00%     40.00%    40.00%
Expected holding period (years)                      4.9        5.0       5.0
--------------------------------------------------------------------------------

The weighted average fair value of NCR stock options calculated using the Black-Scholes option-pricing model for options granted during the years ended December 31, 2001, 2000 and 1999 was $18.53, $17.42 and $17.39 per share, respectively.

The NCR Employee Stock Purchase Plan enables eligible employees to purchase NCR's common stock at 85% of the average market price at the end of the last trading day of each month. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. During 2001, 2000 and 1999, employees purchased approximately 700 thousand, 800 thousand and 900 thousand shares, respectively, of NCR common stock for approximately $25 million, $27 million and $30 million, respectively. The number of shares authorized and available for grant under this plan at December 31, 2001 were approximately 8 million and 4 million, respectively.

Purchase of Company Common Stock

On December 8, 2000, NCR's Board of Directors approved a share repurchase program authorizing the systematic repurchase of shares of Company common stock to offset the dilutive effect of the employee stock plans. The systematic repurchase program is funded by the proceeds from the purchase of shares under the Company's Employee Stock Purchase Plan and the exercise of options. Stock will be repurchased periodically on an ongoing basis in the open market or through privately negotiated transactions at management's discretion. The repurchased shares are added to NCR's authorized, but unissued shares. During 2001, NCR committed

                          Notes to Consolidated Financial Statements NCR 2001 33 approximately $46 million to the repurchase of approximately 1.2 million shares under this program at an average price per share of $38.12. In 2000, NCR committed approximately $88 million to the repurchase of approximately
     1.8 million shares under this program at an average price per share of $48.75. This program is expected to continue in 2002.

     Under a separate share repurchase program, the Board of Directors on April 15, 1999 and October 21, 1999 authorized $500 million for share repurchases. As of December 31, 2001, the Company had purchased approximately $319 million of the total $500 million authorized. No shares were repurchased under this program in 2001. During 2000, approximately 1.1 million shares were repurchased under this program at an average cost of $34.04 per share.

     Put Options

     From time to time, the Company sells put options that entitle the holder of each option to sell to the Company, by physical delivery, shares of common stock at a specified price. In a single private placement during the third quarter of 2001, the Company sold put options for 400 thousand shares of common stock. These put options were designated as part of the repurchase program approved by NCR's Board of Directors on December 8, 2000. Of these 400 thousand options, 250 thousand were retired prior to the exercise date. The remaining 150 thousand were eventually exercised at an average price of $37.00. There were no put options outstanding at December 31, 2001. During 2000, in a series of private placements, the Company sold put options for
     2.0 million shares of common stock. Of these 2.0 million options, 1.6 million expired unexercised during 2000 and 400 thousand were exercised during the third quarter of 2000 at an average price of $37.00 per share. In a single private placement during the fourth quarter of 1999, the Company sold put options for 400 thousand shares of common stock. These put options expired unexercised in the first quarter of 2000. The put option obligations had no significant effect on diluted earnings per share for the periods presented. NCR received net premiums related to Company put options of approximately $1 million and $5 million in 2001 and 2000, respectively.

     The put option activity is summarized as follows:

                                               Put Options Outstanding
                                               -----------------------
                                               Number of     Potential
                                                 Options    Obligation
     -----------------------------------------------------------------
     In millions

     December 31, 1999                               0.4       $  13.1
     -----------------------------------------------------------------
     Sales                                           2.0          73.0
     Exercises/Retirements                          (0.4)        (14.8)
     Expirations                                    (2.0)        (71.3)
     -----------------------------------------------------------------
     December 31, 2000                                 -       $     -
     -----------------------------------------------------------------
     Sales                                           0.4          14.8
     Exercises/Retirements                          (0.4)        (14.8)
     -----------------------------------------------------------------
     December 31, 2001                                 -       $     -
     -----------------------------------------------------------------

     At December 31, 1999, the amount related to the Company's potential repurchase obligation of approximately $13 million was reclassified from stockholders' equity to put options.

note 7 employee benefit plans

     Pension and Postretirement Plans

     NCR sponsors defined benefit plans for substantially all U.S. employees and the majority of international employees. For salaried employees, the defined benefit plans are based primarily upon compensation and years of service. For certain hourly employees in the United States, the benefits are based on a fixed dollar amount per year of service. NCR's funding policy is to contribute annually not less than the minimum required by applicable laws and regulations. Assets of NCR's defined benefit plans are primarily invested in publicly traded common stocks, corporate and government debt securities, real estate investments and cash or cash equivalents.

     Prior to September 1998, substantially all U.S. employees who reached retirement age while working for NCR were eligible to participate in a postretirement benefit plan. The plan provides medical care and life insurance benefits to retirees and their eligible dependents. In September 1998, the plan was amended whereby U.S. participants who had not reached a certain age and years of service with NCR were no longer eligible for such benefits. Non-U.S. employees are typically covered under government sponsored programs, and NCR generally does not provide postretirement benefits other than pensions to non-U.S. retirees. NCR generally funds these benefits on a pay-as-you-go basis.

34 NCR 2001   Notes to Consolidated Financial Statements

Reconciliation of the beginning and ending balances of the benefit obligations for NCR's pension and postretirement benefit plans were:

                                                                           Pension Benefits Postretirement Benefits
                                                                        ------------------- -----------------------

                                                                            2001       2000         2001       2000
-------------------------------------------------------------------------------------------------------------------
In millions
Change in benefit obligation
Benefit obligation at January 1                                         $  3,593   $  3,462      $   332    $   326
Gross service cost                                                            78         81            1          1
Interest cost                                                                234        234           25         24
Amendments                                                                     3         52            -         (2)
Actuarial loss                                                                12         99           31         21
Benefits paid                                                               (240)      (245)         (42)       (38)
Currency translation adjustments                                             (57)       (93)           -          -
Other                                                                         (2)         3            -          -
-------------------------------------------------------------------------------------------------------------------
Benefit obligation at December 31                                       $  3,621   $  3,593      $   347    $   332
-------------------------------------------------------------------------------------------------------------------

A reconciliation of the beginning and ending balances of the fair value of the plan assets of NCR's pension plan follows:

                                                                                                   Pension Benefits
                                                                                                 ------------------
                                                                                                    2001       2000
-------------------------------------------------------------------------------------------------------------------
In millions
Change in plan assets
Fair value of plan assets at January 1                                                           $ 4,540    $ 4,707
Actual return on plan assets                                                                        (528)       120
Company contributions                                                                                 59         62
Benefits paid                                                                                       (240)      (245)
Currency translation adjustments                                                                     (51)      (108)
Other                                                                                                 (5)         4
-------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at December 31                                                         $ 3,775    $ 4,540
-------------------------------------------------------------------------------------------------------------------

Accrued pension and postretirement benefit assets (liabilities) included in NCR's consolidated balance sheets at December 31 were:

                                                                           Pension Benefits Postretirement Benefits
                                                                        ------------------- -----------------------
                                                                            2001       2000         2001       2000
-------------------------------------------------------------------------------------------------------------------
In millions
Reconciliation to balance sheet
Funded status                                                           $    154   $    947      $  (347)   $  (332)
Unrecognized net loss (gain)                                                 600       (380)          40          6
Unrecognized prior service cost (benefit)                                     45         66          (26)       (36)
Unrecognized transition asset                                                 (5)       (25)           -          -
-------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                   $    794   $    608      $  (333)   $  (362)
-------------------------------------------------------------------------------------------------------------------

Total recognized amounts consist of:
Prepaid benefit cost                                                    $  1,104   $    932      $     -    $     -
Accrued benefit liability                                                   (343)      (366)        (333)      (362)
Intangible asset                                                               3          4            -          -
Accumulated other comprehensive income                                        30         38            -          -
-------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                   $    794   $    608      $  (333)   $  (362)
-------------------------------------------------------------------------------------------------------------------

The weighted average rates and assumptions utilized in accounting for these plans for the years ended December 31 were:

                                                                Pension Benefits            Postretirement Benefits
                                                  ------------------------------    -------------------------------
                                                     2001       2000        1999       2001         2000       1999
-------------------------------------------------------------------------------------------------------------------
In millions
Discount rate                                         6.9%       7.0%        7.0%       7.3%         7.5%       7.5%
Expected return on plan assets                        9.8%      10.0%       10.0%         -            -          -
Rate of compensation increase                         4.2%       4.2%        4.1%       4.3%         4.3%       4.3%
-------------------------------------------------------------------------------------------------------------------

                  Notes to Consolidated Financial Statements         NCR 2001 35

For postretirement benefit measurement purposes, NCR assumed growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline from 8.0% and 6.0%, pre-65 and post-65, respectively, in 2001 to 5.0% by the year 2006. In addition, a one percentage point change in assumed health care cost trend rates would have the following effect on the postretirement benefit costs and obligation:

                                                                                    1% Increase  1% Decrease
------------------------------------------------------------------------------------------------------------
In millions
2001 service cost and interest cost                                                     $     2      $    (2)
Postretirement benefit obligation at December 31, 2001                                       20          (19)
------------------------------------------------------------------------------------------------------------

The net periodic benefit (income) cost for the plans for the years ended December 31 follows:

                                                             Pension Benefits        Postretirement Benefits
                                           ---------------------------------- ------------------------------
                                                 2001        2000        1999       2001      2000      1999
------------------------------------------------------------------------------------------------------------
In millions
Net service cost                             $     77    $     78    $     78    $     1   $     1   $     1
Interest cost                                     234         234         225         25        24        23
Expected return on plan assets                   (431)       (414)       (360)         -         -         -
Settlement charge (credit)                         15          (8)          -          -         -         -
Amortization of:
   Transition asset                               (20)        (21)        (22)         -         -         -
   Prior service cost                              22          23          16        (13)      (12)      (12)
   Actuarial (gain) loss                          (21)        (16)          3          -         -         -
------------------------------------------------------------------------------------------------------------
Net benefit (income) cost                    $   (124)   $   (124)   $    (60)   $    13   $    13   $    12
------------------------------------------------------------------------------------------------------------

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value were $439 million, $378 million and $39 million, respectively, at December 31, 2001, and $483 million, $408 million and $46 million, respectively, at December 31, 2000.

In 1996, NCR entered into an agreement with the Pension Benefit Guaranty Corporation (PBGC) concerning the provision by NCR of additional support for its domestic defined benefit pension plans. Under this agreement, among other terms and conditions, NCR agreed to provide security interests in support of such plans as collateral with an aggregate value (calculated by applying specified discounts to market value) of $84 million. This collateral is comprised of certain domestic real estate. NCR does not believe that its agreement with the PBGC will have a material effect on its financial condition, results of operations or cash flows.

Savings Plans

All U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. NCR's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense under these plans was approximately $28 million in each of 2001, 2000 and 1999.

Other Postemployment Benefits

NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These benefits are paid in accordance with NCR's established postemployment benefit practices and policies. Postemployment benefits may include disability benefits, supplemental unemployment benefits, severance, workers' compensation benefits, and continuation of health care benefits and life insurance coverage. NCR provides appropriate accruals for these postemployment benefits. These postemployment benefits are funded on a pay-as-you-go basis.

note 8 financial instruments

In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. These instruments primarily consist of foreign exchange forward contracts and options that are used to reduce the Company's exposure to changes in currency exchange rates. Derivatives used as a part of NCR's risk management strategy, which are designated at inception as cash-flow hedges, are measured for effectiveness both at inception, and on an ongoing basis, with gains or losses deferred in

 36  NCR 2001        Notes to Consolidated Financial Statements
other comprehensive income until the underlying hedged transaction is realized, canceled or otherwise terminated. The forward contracts and options generally mature within 12 months. The majority of NCR's foreign exchange forward contracts were to exchange pounds, euro and yen.

NCR may also hedge certain foreign currency transactions of a long-term investment nature with the resulting gains and losses recorded in the currency translation adjustment component of stockholders' equity. Foreign exchange contracts that are not used to hedge currency transactions of a long-term investment nature, or that are not designated as cash-flow hedges, are recognized in the determination of income as exchange rates change.

Letters of Credit

Letters of credit are purchased guarantees that ensure NCR's performance or payment to third parties in accordance with specified terms and conditions. Letters of credit may expire without being drawn upon. Therefore, the total notional or contract amounts do not necessarily represent future cash flows.

Fair Value of Financial Instruments

The fair values of debt and foreign exchange contracts are based on market quotes of similar instruments. The fair values of letters of credit are based on fees charged for similar agreements. The table below presents the fair value, carrying value and notional amount of foreign exchange contracts, debt and letters of credit at December 31, 2001 and 2000. The notional amounts represent agreed-upon amounts on which calculations of dollars to be exchanged are based, and are an indication of the extent of NCR's involvement in such instruments. These notional amounts do not represent amounts exchanged by the parties and, therefore, are not a measure of the instruments.

                                             Contract           Carrying Amount             Fair Value
                                                           -------------------- ----------------------
                                      Notional Amount        Asset    Liability    Asset     Liability
------------------------------------------------------------------------------------------------------
In millions
2001
Foreign exchange forward contracts           $    881      $    15     $      3  $    15       $     3
Foreign currency options                          132            -            1        -             1
Debt                                                -            -          148        -           149
Letters of credit                                  50            -            -        -             -
------------------------------------------------------------------------------------------------------
2000
Foreign exchange forward contracts           $    886      $    30     $     39  $    33       $    44
Foreign currency options                          275           15            1       15             1
Debt                                                -            -          107        -           108
Letters of credit                                  50            -            -        -             -
------------------------------------------------------------------------------------------------------

Fair values of financial instruments represent estimates of possible value that may not be realized in the future.

Concentration of Credit Risk

NCR is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments, short-term investments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. NCR's business often involves large transactions with customers, and if one or more of those customers were to default in its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. Moreover, the recent downturn in the U.S. economy could have an adverse impact on the ability of our customers to pay their obligations on a timely basis. However, management believes that the reserves for potential losses are adequate. At December 31, 2001 and 2000, NCR did not have any major concentration of credit risk related to financial instruments.

In the first quarter of 2001, NCR recorded a $40 million charge ($39 million in selling, general and administrative expenses and $1 million in other expense) related to the provision for loans and receivables with Credit Card Center
(CCC), a distributor of ATM equipment in the U.S. small retailer marketplace.

                    Notes to Consolidated Financial Statements       NCR 2001 37

note 9 commitments and contingencies

     Contingencies

     In the normal course of business, NCR is subject to various regulations, proceedings, lawsuits, claims and other matters, including actions under laws and regulations related to the environment and health and safety, among others. NCR believes the amounts provided in its consolidated financial statements, as prescribed by generally accepted accounting principles, are adequate in light of the probable and estimable liabilities. However, there can be no assurances that the actual amounts required to discharge alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including the Fox River environmental matter discussed below, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's consolidated financial statements or will not have a material adverse effect on its consolidated results of operations, financial condition or cash flows. Any amounts of costs that may be incurred in excess of those amounts provided as of December 31, 2001 cannot currently be reasonably determined.

     Environmental Matters

     NCR's facilities and operations are subject to a wide range of environmental protection laws, and NCR has investigatory and remedial activities underway at a number of facilities that it currently owns or operates, or formerly owned or operated, to comply, or to determine compliance, with such laws. Also, NCR has been identified, either by a government agency or by a private party seeking contribution to site cleanup costs, as a potentially responsible party (PRP) at a number of sites pursuant to various state and federal laws, including the Federal Water Pollution Control Act (FWPCA) and comparable state statutes, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), as amended, and comparable state statutes.

     Various federal agencies, Native American tribes and the State of Wisconsin (Claimants) consider NCR to be a PRP under the FWPCA and CERCLA for alleged natural resource damages (NRD) and remediation liability with respect to the Fox River and Green Bay (Fox River site) due to, among other things, sediment contamination allegedly resulting in part from NCR's former carbonless paper manufacturing in Wisconsin. Claimants have also notified a number of other paper manufacturing companies of their status as PRPs resulting from their ongoing or former paper manufacturing operations in the Fox River Valley, and Claimants have entered into a Memorandum of Agreement among themselves to coordinate their actions, including the assertion of claims against the PRPs. Additionally, the federal NRD Claimants have notified NCR and the other PRPs of their intent to commence a NRD lawsuit, but have not as yet instituted litigation. In addition, one of the Claimants, the U.S. Environmental Protection Agency (USEPA), has formally proposed the Fox River site for inclusion on the CERCLA National Priorities List, but no action has yet been taken on this proposal. During the fourth quarter of 2000, the federal Claimants released a proposed Restoration and Compensation Determination Plan (RCDP). The range of damages in the proposed RCDP is from $176 million to $333 million.

     On October 2, 2001, the Wisconsin Department of Natural Resources
     (WDNR) and USEPA Region 5 made available for public review a Proposed Remedial Action Plan (PRAP) for the Fox River site, along with a revised draft remedial investigation and feasibility study (RI/FS) and related documents. The PRAP segregates the Fox River into four segments and includes a fifth segment for Green Bay, describes the various remedial alternatives that were considered for the cleanup of each segment and then selects a proposed alternative. The proposed alternative in the PRAP is to dredge a total of approximately 7,250,500 cubic yards of sediment from three segments of the Fox River site, dispose of the dredged sediment in local landfills after treatment, and utilize monitored natural recovery for the other Fox River segment and for the Green Bay segment, at a total estimated cost of approximately $370 million, including a 20% contingency. (The range of estimated costs for other Fox River alternatives considered and rejected was between approximately $18 million and $1,096 million and the range of estimated costs for other Green Bay alternatives considered and rejected was between approximately $18 million and $2,454 million, all exclusive of contingencies; the latter number consists mainly of the cost of dredging the Green Bay, an action that has been characterized by WDNR as infeasible.) While NCR plans to continue to review the PRAP, RI/FS and related documents, including the cost estimates, and filed comments with the agencies on January 21, 2002, NCR recorded a $40 million environmental provision during the third quarter of 2001 based on the PRAP.

     NCR, in conjunction with the other PRPs, has developed a substantial body of evidence that may demonstrate that eventual selection of alternatives involving river-wide restoration/remediation, particularly massive dredging, would be inappropriate and unnecessary. There is ongoing debate within the scientific, regulatory, legal, public policy and legislative communities over how to properly manage large areas of contaminated sediments, and NCR believes there is a high degree of uncertainty about the appropriate scope of alternatives that may ultimately be required by Claimants. NCR's ultimate share of restoration/remediation and damages liability

   38  NCR 2001     Notes to Consolidated Financial Statements
cannot be determined at this time, except by reference to a range of potential outcomes, due to uncertainties with respect to: the scope and cost of the potential alternatives; the outcome of further federal and state NRD assessments; the amount of NCR's share of such restoration/remediation expenses; the timing of any restoration/remediation; the evolving nature of restoration/remediation technologies and governmental policies; the contributions from other parties; and the recoveries from insurance carriers and other indemnitors. NCR believes the other currently named PRPs would be required and are presently able to pay their respective shares toward restoration and remediation, and that there are additional parties, some of which have substantial resources, that may also be liable. Further, in 1978 NCR sold the business to which the claims apply, and NCR and the buyer, Appleton Papers Inc.
(API), have reached an interim settlement agreement under which the parties are sharing both defense and liability costs.

Last year, NCR and API entered into an Interim Settlement with the Claimants, which was recently approved by the federal court in Wisconsin. The key terms of the Interim Settlement are as follows: (a) API/NCR will provide funds to the Claimants totaling $10.375 million per year over a four-year period for remediation or natural resource restoration activities at the Fox River site;
(b) the Claimants will not initiate an enforcement action (including natural resource damage actions or administrative orders) against API or NCR during the four-year period; and (c) before the term of the Interim Settlement expires, the Claimants and API/NCR will engage in settlement discussions regarding all claims against API/NCR at the Fox River site.

Given the numerous uncertainties regarding the cost estimates for remediation and restoration of the Fox River site and the factors bearing upon NCR's share of those costs, NCR's potential liability falls within a range as to which no amount in the range is a better estimate than any other, and even then it is not possible to estimate the high end of the range. It is possible that NCR's exposure for costs could be higher than the low end of the range, but an estimate of those amounts cannot be made. Also, a portion of NCR's potential liability at the site under CERCLA may be joint and several. If, in the future, one or more of the other PRPs described above were to become insolvent or unable to pay their respective shares, NCR could be responsible for a portion of such shares.

It is difficult to estimate the future financial impact of environmental laws, including potential liabilities. NCR records environmental provisions when it is probable that a liability has been incurred and the amount or range of the liability is reasonably estimable. Provisions for estimated losses from environmental restoration and remediation are, depending on the site, based primarily on internal and third-party environmental studies (except for the Fox River site where the estimated costs are taken directly from the above-described
PRAP), estimates as to the number and participation level of any other PRPs, the extent of the contamination, and the nature of required remedial and restoration actions. Accruals are adjusted as further information develops or circumstances change. Management expects that the amounts accrued from time to time will be paid out over the period of investigation, negotiation, remediation and restoration for the applicable sites. The amounts provided for environmental matters in NCR's consolidated financial statements are the estimated gross undiscounted amounts of such liabilities (except for the Fox River site where the PRAP estimates certain long-term costs at net present worth), without deductions for insurance or third-party indemnity claims. Except for the sharing arrangement described above with respect to the Fox River site, in those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectability of such amounts is probable, the amounts would be reflected as receivables in the consolidated financial statements.

Leases

NCR conducts certain of its sales and manufacturing operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses. Future minimum lease payments under non-cancelable leases as of December 31, 2001 were:

                                                               Later
                       2002     2003    2004    2005   2006    Years      Total
--------------------------------------------------------------------------------
In millions

Operating leases      $  59    $  51    $ 41    $ 30   $ 25    $ 128      $ 334
--------------------------------------------------------------------------------

Total rental expense for operating leases was $81 million, $83 million and $99 million in 2001, 2000 and 1999, respectively.


                         Notes to Consolidated Financial Statements  NCR 2001 39

note 10 segment information and concentrations

     Operating Segment Information

     NCR assesses performance and allocates resources based principally on its three key solutions: Data Warehousing, Financial Self Service and Retail Store Automation. Each solution combines hardware, software, professional consulting services, customer support services, and third party applications and technologies. For reporting purposes, NCR categorizes its operations into six reportable segments: the three key solutions, Systemedia, Payment and Imaging solutions, and Other.

     Designed to help businesses gain insight into consumers' activities and choices, asset use, and operations and financial results, Data Warehousing solutions provide the hardware, software and related services necessary to transform large volumes of data into knowledge. NCR's Data Warehousing solutions serve a multitude of industries including retail, financial, telecommunications, transportation, insurance, utilities and electronic commerce, as well as consumer manufacturing and government entities. The Company's Financial Self Service solutions offer a complete line of ATM hardware and software, and related services, enabling businesses to reduce costs, generate new revenue streams and build customer loyalty. Financial Self Service solutions primarily serve the financial services industry, with particular focus on retail banking. NCR's Retail Store Automation solutions are designed to improve selling productivity and checkout processes, and increase service levels. Primarily serving the retail industry, Retail Store Automation solutions deliver traditional point-of-sale, web-enabled kiosk, self-checkout and electronic shelf label solutions. Systemedia develops, produces and markets a complete line of consumable media products. The Company's Payment and Imaging solutions are designed to digitally capture, process and retain item-based transactions, thereby helping businesses reduce operating costs and increase efficiency. Payment and Imaging solutions primarily serve the financial services industry. NCR's Other segment accumulates the revenue and operating income from individually insignificant and dissimilar businesses, as well as unallocated corporate expenses.

     The following tables present revenue and operating income by segment for the years ended December 31:

                                          2001      2000         1999
     -----------------------------------------------------------------
     In millions

     Revenue
     Data Warehousing                   $1,149    $1,134       $  900
     Financial Self Service              1,615     1,511        1,565
     Retail Store Automation             1,272     1,359        1,435
     Systemedia                            503       502          506
     Payment and Imaging                   301       304          324
     Other                               1,077     1,149        1,466
     -----------------------------------------------------------------
     Consolidated revenue               $5,917    $5,959       $6,196
     -----------------------------------------------------------------

     Operating income (loss)
     Data Warehousing                   $  (32)   $  (34)      $ (142)
     Financial Self Service                249       201          224
     Retail Store Automation                 4       (17)          20
     Systemedia                              9        15           30
     Payment and Imaging                    44        42           17
     Other                                 (40)       63           54
     Adjustments to reconcile
      operating income
     (loss) to GAAP/1/                     (48)      (65)        (125)
     -----------------------------------------------------------------
     Consolidated operating income      $  186    $  205       $   78
     -----------------------------------------------------------------

     /1/ In 2001, adjustments to reconcile operating income (loss) include the provision for loans and receivables related to Credit Card Center ($39 million in Financial Self Service) and integration charges related to acquisitions ($1 million in Systemedia and $8 million in Other). In 2000, adjustments to reconcile operating income (loss) include in-process research and development charges related to acquisitions ($20 million in Data Warehousing and $5 million in Retail Store Automation), integration charges related to acquisitions ($2 million in Other) and restructuring and other related charges ($38 million not directly attributable to any reportable segment). In 1999, adjustments to reconcile operating income (loss) include restructuring and other related charges ($125 million not directly attributable to any reportable segment).

  40 NCR 2001   Notes to Consolidated Financial Statements

The assets attributable to NCR's segments consist primarily of accounts receivable, inventories, manufacturing assets, capitalized software and goodwill dedicated to a specific solution. Assets not attributable to segments consist primarily of fixed assets not dedicated to a specific segment, deferred tax assets, prepaid pension costs, cash, cash equivalents and short-term investments. Segment assets at December 31 were:

                                                                                     2001      2000        1999
----------------------------------------------------------------------------------------------------------------
In millions
Segment assets
Data Warehousing                                                                 $    523  $    525    $    325
Financial Self Service                                                                536       589         543
Retail Store Automation                                                               377       460         409
Systemedia                                                                            186       200         191
Payment and Imaging                                                                    78        87          81
Other                                                                                 610       717         454
----------------------------------------------------------------------------------------------------------------
Segment assets                                                                      2,310     2,578       2,003
Assets not attributable to segments                                                 2,545     2,528       2,892
----------------------------------------------------------------------------------------------------------------
Consolidated assets                                                              $  4,855  $  5,106    $  4,895
----------------------------------------------------------------------------------------------------------------

Revenues are attributed to geographic areas/countries based principally upon the geographic area/country to which the product is delivered or in which the service is provided. The following table presents revenue by geographic area for NCR for the years ended December 31:

                                                                                     2001      2000        1999
----------------------------------------------------------------------------------------------------------------
In millions
Revenue by geographic area
United States                                                                    $  2,550  $  2,707    $  2,655
Americas (excluding United States)                                                    459       432         533
Europe/Middle East/Africa                                                           1,788     1,681       1,941
Japan                                                                                 504       576         612
Asia/Pacific (excluding Japan)                                                        616       563         455
----------------------------------------------------------------------------------------------------------------
Consolidated revenue                                                             $  5,917  $  5,959    $  6,196
----------------------------------------------------------------------------------------------------------------

The following table presents certain long-lived assets, primarily composed of property, plant and equipment, prepaid pension, capitalized software and goodwill by country at December 31:

                                                                                     2001      2000        1999
----------------------------------------------------------------------------------------------------------------
In millions
Long-lived assets
United States                                                                    $  1,251  $  1,279    $  1,094
Japan                                                                                 201       228         274
All other countries                                                                 1,074     1,105         741
----------------------------------------------------------------------------------------------------------------
Consolidated long-lived assets                                                   $  2,526  $  2,612    $  2,109
----------------------------------------------------------------------------------------------------------------

Concentrations

No single customer accounts for more than 10% of NCR's consolidated revenue. As of December 31, 2001, NCR is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse impact on NCR's operations. NCR also does not have a concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse impact on its operations.

A number of NCR's products, systems and solutions rely primarily on specific suppliers for microprocessors and other component products, manufactured assemblies, operating systems, commercial databases and other central components. There can be no assurances that any sudden impact to the availability or cost of these technologies would not have a material adverse impact on NCR's operations.

                         Notes to Consolidated Financial Statements  NCR 2001 41

note 11 quarterly information (unaudited)

                                               First       Second     Third    Fourth       Total
-------------------------------------------------------------------------------------------------
In millions, except per share amounts
2001
Total revenues                               $ 1,376      $ 1,499   $ 1,442  $  1,600   $   5,917
Gross margin                                     410          463       408       513       1,794
Operating income (loss)                          (19)          59        35       111         186
Net income (loss)                                117           35        (6)       71         217
Net income (loss) per share:
    Basic                                    $  1.22      $  0.36   $ (0.07) $   0.73   $    2.25
    Diluted                                     1.18         0.35     (0.07)     0.72        2.18
-------------------------------------------------------------------------------------------------

2000
Total revenues                               $ 1,255      $ 1,448   $ 1,464  $  1,792   $   5,959
Gross margin                                     358          470       463       576       1,867
Operating income (loss)                          (18)          43        67       113         205
Net income (loss)                                 (5)          39        54        90         178
Net income (loss) per share:
    Basic                                    $ (0.05)     $  0.41   $  0.57  $   0.93   $    1.87
    Diluted                                    (0.05)        0.39      0.55      0.90        1.82
-------------------------------------------------------------------------------------------------

Teradata is either a registered trademark or trademark of NCR International, Inc. in the United States and/or other countries. Aptra, Transforming Transactions into Relationships, and Relationship Technology are either registered trademarks or trademarks of NCR Corporation in the United States and/or other countries. UNIX is either a registered trademark or trademark of The Open Group in the United States and/or other countries. Windows NT is either a registered trademark or trademark of Microsoft Corporation in the United States and/or other countries. Six Sigma is either a registered trademark or trademark of Motorola, Inc. in the United States and/or other countries.

42 NCR 2001 Notes to Consolidated Financial Statements

SELECTED FINANCIAL DATA

    For the year ended December 31                           2001/1/       2000/2/       1999/3/      1998/4/       1997
    ---------------------------------------------------------------------------------------------------------------------
    Dollars in millions, except per share amounts

    Revenue                                                $   5,917     $  5,959      $  6,196     $   6,505    $  6,589
    Income (loss) from operations                                186          205            78           102         (19)
    Other expense (income), net                                   62          (70)         (157)         (110)        (46)
    Income tax (benefit) expense                                 (97)          97          (102)           90          20
    Net income                                                   217          178           337           122           7
    Net income per common share
       Basic                                               $    2.25     $   1.87      $   3.45     $    1.21    $   0.07
       Diluted                                                  2.18         1.82          3.35          1.20        0.07
    ---------------------------------------------------------------------------------------------------------------------

    At December 31
    ---------------------------------------------------------------------------------------------------------------------
    Total assets                                           $   4,855     $  5,106      $  4,895     $   4,892    $  5,376
    Debt                                                         148          107            77            83          94
    Stockholders' equity                                       2,027        1,758         1,596         1,447       1,353
    Cash dividends                                                 -            -             -             -           -
    Number of employees and contractors                       31,400       32,900        32,800        33,100      38,300
    ---------------------------------------------------------------------------------------------------------------------

 /1/Income from operations for 2001 includes a $39 million provision for loans and receivables with Credit Card Center (CCC) and $9 million of integration costs related to acquisitions (see Notes 2 and 8 of Notes to Consolidated Financial Statements). Net income for 2001 includes the after-tax impacts of a $39 million provision for loans and receivables with CCC, $9 million of integration costs related to acquisitions, $40 million for a charge associated with an environmental matter, a $1 million provision for interest receivables with CCC, a $138 million tax benefit from the resolution of international income tax issues and $4 million cumulative effect of adopting Statement of Financial Accounting Standards No. 133 (see Notes 1, 2, 5, 8 and 9 of Notes to Consolidated Financial Statements). Excluding these items, the 2001 income from operations, net income and net income per common share (diluted) would have been $234 million, $142 million and $1.43, respectively.

 /2/Income from operations for 2000 includes $38 million for restructuring and other related charges, $25 million for in-process research and development charges related to acquisitions, and $2 million for integration costs related to acquisitions (see Notes 1 and 2 of Notes to Consolidated Financial Statements). Excluding these items, the 2000 income from operations, net income and net income per common share (diluted) would have been $270 million, $229 million and $2.34, respectively.

 /3/Income from operations for 1999 includes $125 million for restructuring and other related charges (see Note 1 of Notes to Consolidated Financial Statements). Net income for 1999 includes the after-tax impacts of $125 million for restructuring and other related charges, $98 million of gains from significant asset dispositions and $232 million of favorable impact from a tax valuation allowance release (see Notes 1 and 5 of Notes to Consolidated Financial Statements). Excluding these items, the 1999 income from operations, net income and net income per common share (diluted) would have been $203 million, $162 million and $1.61, respectively.

 /4/Income from operations for 1998 includes a $50 million non-recurring pension charge. Net income for 1998 includes the after-tax impacts of $50 million for a non-recurring pension charge and a $55 million significant gain from an asset disposition. Excluding these items, the 1998 income from operations, net income and net income per common share (diluted) would have been $152 million, $119 million and $1.17, respectively.


                                      Selected Financial Data      NCR 2001   43